As filed with the Securities and Exchange Commission on May 30, 2025

Securities Act Registration No. 333-214903

Investment Company Registration No. 811-23217

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 8	[X]

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 12	[X]

CITY NATIONAL ROCHDALE SELECT STRATEGIES FUND

(Exact Name of Registrant as Specified in Charter)

400 Park Avenue

New York, New York 10022-4406

(Address of Principal Executive Offices, Number, Street, City, State, Zip Code)

(212) 702-3554

(Registrant’s Telephone Number, Including Area Code)

Rochelle Levy

City National Rochdale, LLC

400 Park Avenue

New York, New York 10022-4406

(212) 702-3554

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Please Send Copy of Communications to:

Paul B. Raymond

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, Massachusetts 02110

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

[ ]	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[X]	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[ ]	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[ ]	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[ ]	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

[ ]	when declared effective pursuant to Section 8(c) of the Securities Act

[ ]	immediately upon filing pursuant to paragraph (b)

[X]	on May 30, 2025, pursuant to paragraph (b)

[ ]	60 days after filing pursuant to paragraph (a)

[ ]	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[ ]	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ]	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[X]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[ ]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

[ ]	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Calculation of Registration Fee under the Securities Act of 1933

This Registration Statement carries forward the 50,000,000 Shares of beneficial interest of the Registrant that were previously registered and for which $57,950 of registration fees were paid.

Prospectus

May 30, 2025

City National Rochdale Select Strategies Fund

City National Rochdale Select Strategies Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

Investment Objective. The Fund seeks to provide total return consisting of income and capital appreciation. There can be no assurance that the Fund will achieve its investment objective.

Principal Investment Strategies. The Fund generally pursues its investment objective by focusing on particular types of reinsurance investments providing exposure to the insurance risk of natural catastrophes, such as hurricanes and earthquakes. The Fund normally implements its investment strategies by investing significantly in structured reinsurance investments (“Structured Investments”), such as equity-linked notes (“ELNs”) and preferred shares, issued by insurance company segregated accounts or special purpose vehicles (“Segregated Accounts”) whose return is tied to underlying industry loss warranties (“ILWs”) and/or catastrophe bonds (“Cat Bonds,” also known as insurance-linked bonds or event linked bonds). Under normal circumstances, the Fund invests primarily in instruments designed to provide exposure to ILWs and/or Cat Bonds, and at least 70% of its total assets in investments designed to provide exposure to ILWs.

The Fund currently gains a significant amount of its exposure to ILWs and Cat Bonds indirectly through Structured Investments in the form of ELNs issued by Segregated Accounts (specifically, segregated accounts) of NB Reinsurance Ltd., a Bermuda Class 3 insurer registered under the Segregated Accounts Companies Act 2000 of Bermuda as a segregated accounts company (“NB Re”). Many of the ILWs and/or Cat Bonds to which the Fund will have exposure will be shorter-term instruments that are seasonal in nature. ILWs may be documented as insurance contracts or as swaps. All references in this Prospectus to ILWs include ILWs documented in the form of swaps or other derivatives. The Segregated Accounts which issue the Structured Investments will normally hold cash and/or cash equivalents when not holding ILWs and/or Cat Bonds, and these periods may be as long as several months.

The Fund may invest in registered investment companies, such as exchange-traded funds (“ETFs”), that invest in insurance- or reinsurance-related securities.

In addition to the above, the Fund may invest in a broad range of other types of equity securities and debt securities. The Fund may also hold cash and other short-term investments.

Investment Adviser. City National Rochdale, LLC (“City National Rochdale” or the “Adviser”) is the Fund’s investment adviser. The Adviser is a registered investment adviser that specializes in investment management for high-net-worth individuals, families and foundations. The Adviser had approximately $68.2 billion in assets under management as of January 31, 2025, and is a wholly-owned subsidiary of City National Bank (“CNB”), a federally chartered commercial bank founded in the early 1950s, which has provided trust and fiduciary services, including investment management services, to individuals and businesses for over 50 years. CNB currently provides investment management services to individuals, pension and profit sharing plans, endowments and foundations. As of January 31, 2025, CNB and its affiliates had approximately $102.9 billion in assets under administration, which includes approximately $74.8 billion in assets under management. CNB is a wholly-owned indirect subsidiary of RBC USA Holdco Corporation, which is a wholly-owned indirect subsidiary of Royal Bank of Canada.

The Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Interval Fund. The Fund is operated as an interval fund. Pursuant to the Fund’s interval fund structure, the Fund conducts quarterly repurchase offers of no less than 5% and no more than 25% of the Fund’s outstanding shares at net asset value (“NAV”). Currently, the Fund expects to offer to repurchase 5% of the Fund’s outstanding shares at NAV each quarter, subject to approval by the Fund’s Board of Trustees (“Board of Trustees” or the “Board”). Even though the Fund makes quarterly repurchase offers, investors should consider the Fund’s shares illiquid. Repurchase offers in excess of 5% are made solely at the discretion of the Board and investors should not rely on any expectation of repurchase offers in excess of 5%. It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased. There is no assurance that every investor will be able to tender their respective shares when or in the amount that the investor desires.

The Fund’s shares are not listed on any securities exchange and the Fund does not currently intend to list its shares for trading on any securities exchange. There is not expected to be any secondary market for the Fund’s shares. The shares are, therefore, not readily marketable. Even if such a market were to develop, shares of closed-end funds frequently trade at prices lower than their NAV.

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Even though the Fund makes periodic repurchase offers to repurchase a portion of its shares to provide some liquidity to shareholders, investors should consider the shares to be an illiquid investment. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the shares and is not suitable for investors who need certainty about their ability to access money invested in the short-term.

Investors should carefully consider the Fund’s investment objective, investment strategies and related risks, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk, including the risk of a substantial loss of investment.

The ILWs and Cat Bonds in which the Fund invests are not rated and carry risk similar to “high yield” or “junk” bonds. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment/allocation decision, an investor should (i) consider the suitability of this investment with respect to the investor’s investment objectives and particular situation and (ii) consider factors such as the investor’s net worth, income, age and risk tolerance. An investor with a short-term investing horizon and/or who cannot bear the loss of some or all of the investment made should not invest in the Fund.

Before investing in the Fund, each investor should read the discussion of the material risks of investing in the Fund under “Risk Factors” beginning on page 31 of this Prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE FUND’S SHARES DO NOT REPRESENT A DEPOSIT OR OBLIGATION OF, AND ARE NOT GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

This Prospectus sets forth concisely information you should know before investing in the Fund. You should read this Prospectus carefully before deciding to invest in the Fund and retain it for future reference. A Statement of Additional Information (“SAI”), dated May 30, 2025, containing additional information about the Fund has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. A Table of Contents for the SAI is set forth on page 57 of this Prospectus. A copy of the SAI, annual and semi-annual reports to shareholders and other information about the Fund can be obtained without charge by writing to the Fund at City National Rochdale Select Strategies Fund, 400 Park Avenue, New York, New York 10022, by calling 1-888-889-0799, or by visiting the Fund’s website at www.citynationalrochdalefunds.com. The SAI, as well as material incorporated by reference into the Fund’s registration statement and other information regarding the Fund, are available, free of charge, on the EDGAR database on the SEC’s internet site (www.sec.gov), or for a duplication fee, by electronic request at publicinfo@sec.gov.

An investor should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult your own professional advisors as to legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained this Prospectus and the SAI. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus. The Fund’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus. Subsequent to the date of this Prospectus, the Fund will amend this Prospectus or otherwise provide investors with updated information if, during the period this Prospectus is required to be delivered, any material information herein becomes materially inaccurate.

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PROSPECTUS SUMMARY

This is only a summary. This summary does not contain all of the information that you should consider before investing in the Fund’s shares, especially the information set forth under the heading “Risk Factors.” You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information (“SAI”).

The Fund

City National Rochdale Select Strategies Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company. The Fund is operated as an interval fund that offers to make quarterly repurchases of shares at net asset value (“NAV”).

City National Rochdale, LLC (“City National Rochdale” or the “Adviser”) is the Fund’s investment adviser.

The Offering

Shares of beneficial interest in the Fund are offered on a continuous basis at NAV per share. The Fund generally accepts orders to purchase shares on a monthly basis. However, the Fund’s ability to accept orders to purchase shares may be limited, including during periods when, in the judgment of the Adviser, appropriate investments for the Fund are not available. The Fund reserves the right to suspend subsequent offerings or to accept purchases on a basis more or less frequent than once a month.

All initial investments in the Fund by or through the Adviser, its advisory partners and its advisory affiliates are subject to a $1,000,000 minimum per registered investment adviser or intermediary. The Adviser and its advisory partners and affiliates may impose different or additional minimum investment and eligibility requirements from those of the Fund. Please contact your registered investment adviser or financial intermediary for more information. The Adviser may waive these minimum investment requirements. All investments in the Fund are subject to the approval of the Fund and the Fund reserves the right to reject a purchase order for any reason.

The shares are not listed on any securities exchange and the Fund does not expect there to be any secondary market for the Fund’s shares. Shareholders do not have the right to redeem their shares. However, as described below, in order to provide some liquidity to shareholders, the Fund conducts periodic repurchase offers for a portion of its outstanding shares.

Interval Fund; Periodic Repurchase Offers

As an interval fund, the Fund makes periodic offers to repurchase between 5% and 25% of its outstanding shares at NAV per share. The Fund has adopted a fundamental policy, which cannot be changed without shareholder approval, to make repurchase offers every three months. Quarterly repurchase offers are made in the months of January, April, July and October.

Subject to applicable law and the approval of the Fund’s Board of Trustees, the Fund seeks to conduct such quarterly repurchase offers typically for 5% of the Fund’s outstanding shares at NAV. There is no guarantee that you will be able to sell your shares in an amount or at the time your desire.

From the time the Fund distributes or publishes each repurchase offer notification until the repurchase pricing date for that offer, the Fund must maintain liquid assets, including debt securities, cash, cash equivalents and other short-term holdings, or access to a bank line of credit, in amounts at least equal to the percentage of its shares subject to the repurchase offer. Proceeds from the repurchase of shares are paid in cash (in U.S. dollars).

The procedures that apply to the Fund’s repurchase offers are described in “Periodic Repurchase Offers” in this Prospectus.

Investment Objective and Principal Investment Strategies

Investment objective

The Fund seeks to provide total return consisting of income and capital appreciation. There can be no assurance that the Fund will achieve its investment objective.

Principal investment strategies

The Fund generally pursues its investment objective by focusing on particular types of reinsurance investments providing exposure to the insurance risk of natural catastrophes, such as hurricanes and earthquakes. The Fund normally implements its investment strategies by investing significantly in structured reinsurance investments (“Structured Investments”), such as equity-linked notes (“ELNs”) and preferred shares, issued by insurance company segregated accounts or special purpose vehicles (“Segregated Accounts”) whose return is tied

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to underlying industry loss warranties (“ILWs”) and/or catastrophe bonds (“Cat Bonds,” also known as insurance-linked bonds or event linked bonds). Under normal circumstances, the Fund invests primarily in instruments designed to provide exposure to ILWs and/or Cat Bonds, and at least 70% of its total assets in investments designed to provide exposure to ILWs.

In selecting and/or evaluating direct and indirect investments, the Adviser uses a combination of quantitative and qualitative analysis, considering, among other things, data and information obtained from third party models. In particular, the Adviser relies on research provided by two of the leading catastrophe risk modeling companies, which seek to measure catastrophe risks on a probabilistic basis, using simulation techniques. The Adviser analyzes each direct investment and each investment made by a Segregated Account on an individual basis and relative to potential impact within the Fund’s entire portfolio. Each investment is assigned a probability of loss based on the modeled projections of an event occurring. In selecting ILWs (or Structured Investments with exposure to ILWs) and Catastrophe Bonds, the Adviser considers a wide range of factors, both in terms of portfolio level diversification, as well as broader trends impacting the potential investments, including cyclical seasonal forecasts (i.e., short- to medium-term) and secular/historical data (i.e., long-term averages). The Adviser has been investing in and analyzing investments in the reinsurance market since 2013. The Adviser currently has full transparency into the holdings of each Segregated Account in which the Fund expects to make a Structured Investment.

In implementing the Fund’s investment strategy, the Adviser generally seeks to invest directly or indirectly in ILWs and Cat Bonds tied to a varied group of available perils and geographic regions.

The Fund currently gains a significant amount of its exposure to ILWs and Cat Bonds indirectly through Structured Investments in the form of ELNs issued by Segregated Accounts (specifically, segregated accounts, each with distinct and segregated assets and liabilities under Bermuda law and a separate stream of earnings) of NB Reinsurance Ltd., a Bermuda Class 3 insurer registered under the Segregated Accounts Companies Act 2000 of Bermuda as a segregated accounts company (“NB Re”). The Fund normally invests approximately 80% of its assets, on average over time, in Segregated Accounts of NB Re. The Fund will generally not invest more than 25% of its assets in any one such Segregated Account. See “Segregated Accounts of NB Re” under “Principal portfolio composition – Structured reinsurance investments” below.

Many of the ILWs and/or Cat Bonds to which the Fund will have exposure will be shorter-term instruments that are seasonal in nature. ILWs may be documented as insurance contracts or as swaps. All references in this Prospectus to ILWs include ILWs documented in the form of swaps or other derivatives. The Segregated Accounts which issue the Structured Investments normally hold cash and/or cash equivalents when not holding ILWs and/or Cat Bonds, and these periods may be as long as several months.

The Fund may invest in registered investment companies, such as exchange-traded funds (“ETFs”), that invest in insurance- or reinsurance-related securities.

In addition to the above, the Fund may invest in a broad range of other types of equity securities and debt securities, including instruments and obligations of U.S. and non-U.S. corporate and other non-governmental entities, those of U.S. and non-U.S. governmental entities (including government agencies and instrumentalities), floating rate loans and other floating rate securities, subordinated debt securities, certificates of deposit, money market securities, funds that invest primarily in debt securities, and cash, cash equivalents and other short term holdings.

The Fund’s other investments may have fixed or variable principal payments and all types of interest rate and dividend payment and reset terms, including fixed rate, adjustable rate, floating rate, contingent, deferred, payment in kind and auction rate features. The Fund’s investments may include instruments that allow for balloon payments or negative amortization payments.

To the extent consistent with the repurchase liquidity requirement of an interval fund, the Fund may invest without limitation in illiquid securities.

Principal portfolio composition

Under normal circumstances, the Fund invests primarily in instruments designed to provide exposure to ILWs and/or Cat Bonds, and at least 70% of its total assets in investments designed to provide exposure to ILWs. The Fund currently gains a significant amount of its exposure to ILWs and Cat Bonds indirectly through investments in Structured Investments in the form of ELNs issued by Segregated Accounts of NB Re.

Structured reinsurance investments

The Fund currently gains a significant percentage of its exposure to ILWs and Cat Bonds by holding Structured Investments, primarily ELNs issued by Segregated Accounts (specifically, segregated accounts, each with distinct and segregated assets and liabilities under Bermuda law and a separate stream of earnings) of NB Re. Structured Investments are privately structured securities utilized to gain exposure to the reinsurance market. These customizable instruments facilitate risk-transfer from insurance markets to capital market investors. The Fund, as holder of a Structured Investment, participates in the premiums and losses associated with the underlying ILWs and/or Cat Bonds. Structured Investments are generally considered illiquid investments by the Fund.

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The Adviser currently has full transparency into the holdings of each Segregated Account in which the Fund expects to make a Structured Investment.

Segregated Accounts of NB Re

As of the date of this Prospectus, NB Re has created twenty segregated accounts (each, a “Segregated Account”), each with distinct and segregated assets and liabilities under Bermuda law and a separate stream of earnings. NB Re may create additional Segregated Accounts. Each of the Segregated Accounts has an unlimited term. A Segregated Account is not exposed to the financial condition or backing of NB Re or any other Segregated Account. The holders of interests in a Segregated Account may, in that capacity, share only in the income, and bear only the losses, of that Segregated Account, and not of any other Segregated Account or of the general account of NB Re. Each Segregated Account has a separate board of managers. No manager of any Segregated Account is affiliated with NB Re, Neuberger Berman (as defined below) or their respective affiliates.

Each Segregated Account has issued common shares which are held by Neuberger Berman Group LLC, an investment fund partnership (“Neuberger Berman”). All common shares of the general account of NB Re are held by Neuberger Berman and other funds that are managed by the entity that manages Neuberger Berman or one or more of their affiliates. Neuberger Berman holds more of such common shares than any other owner. The common shares represent only a small economic interest in the respective issuing Segregated Account. The common shares entitle the holder to possess all voting power in respect of a Segregated Account. Neuberger Berman has assigned all of its voting rights attendant to the common shares of the Segregated Accounts among three independent third party administrators. No administrator holds more than 45% of the voting power of the Segregated Accounts in the aggregate, determined on a NAV dollar-weighted basis. The voting rights are held by the administrators pursuant to contractual arrangements between the administrators and the holders of the common shares. Each administrator independently exercises its voting rights, including with respect to the election of the board of managers of each Segregated Account with respect to which it has voting rights. These arrangements with the independent third party administrators may not be terminated prior to the expiration thereof, provided that Neuberger Berman has the right to terminate an arrangement in the case of malfeasance of the relevant administrator in the discharge of its duties under the arrangement. Upon the expiration of the term of an arrangement which is not renewed, or in the event of the termination by Neuberger Berman of an arrangement, a new arrangement will be entered into with respect to each relevant Segregated Account with a new independent third party administrator meeting certain minimum specified criteria.

Each Segregated Account has also issued non-voting preferred sharing interests, which represent economic interest in the respective Segregated Account. The Fund does not and will not invest in the preferred sharing interests issued by any Segregated Account. The non-voting preferred sharing interests are held directly or indirectly by an unregistered hedge fund and other stakeholders which are not affiliated with the Fund or the Adviser. The hedge fund is advised by an affiliate of NB Re and could create an actual or potential conflict of interest to favor holders of preferred sharing interests. For example, a Segregated Account in which the hedge fund is invested and the Fund is not invested may receive an investment opportunity not allocated to a Segregated Account in which the Fund is invested.

Each Segregated Account may also issue ELNs, a type of Structured Investment. The ELNs are direct, unsecured and unsubordinated obligations of the respective Segregated Accounts and rank pari passu with the preferred sharing interests issued by each Segregated Account. Each ELN is expected to have a term of ten years from initial issue and will include a variety of redemption rights. The Fund will have the right to redeem the ELNs on a quarterly basis subject to certain limitations based on the expected levels of liquidity in the Segregated Accounts during the year, including the right to redeem in full each January. Upon the occurrence of certain events, the ELNs will be mandatorily redeemed or the Fund will have the right to redeem in full. The Fund may sell the ELNs without the consent of NB Re or NB Re’s affiliates. The return on the ELNs issued in respect of a Segregated Account is linked to the performance of the preferred sharing interests issued in respect of that Segregated Account. The amount payable on the ELNs will be reduced by any losses on the underlying holdings of the issuing Segregated Account, and such a reduction could result in a partial or full loss of principal on the ELNs. The terms of the ELNs may only be amended with the consent of the holders. The Fund may, in the complete and sole discretion of the Adviser, advance funds to a Segregated Account in exchange for an ELN or exercise the redemption rights provided under an ELN issued by a Segregated Account. The Adviser currently has full transparency into the holdings of each Segregated Account. There is no requirement or understanding that the Fund will invest in any Segregated Account or that the investments in ELNs or redemptions of ELNs by the Fund will be made on a ratable basis across the Segregated Accounts.

None of the Segregated Accounts are expected to meet the definition of “investment company” contained in Section 3(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), because none is expected to hold a meaningful amount of securities. Nonetheless, due to the character of each Segregated Account’s investor base, it is expected that each Segregated Account will qualify for the exception from the definition of “investment company” provided in Section 3(c)(7) of the 1940 Act.

The primary business of each Segregated Account is entering into ILWs. The Segregated Accounts may also make investments in Cat Bonds. The Segregated Accounts may use leverage. Many of the ILWs and/or Cat Bonds held by the Special Purposes Entities are shorter-term instruments that are seasonal in nature. ILWs may be documented as insurance contracts or as swaps. All references in this Prospectus to ILWs include ILWs documented in the form of swaps or other derivatives. The Segregated Accounts normally hold cash and/or cash equivalents when not holding ILWs and/or Cat Bonds, and these periods may be as long as several months.

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Each Segregated Account is expected to have a distinct risk profile and will hold only those investments which meet the investment guidelines for that Segregated Account as agreed by the Segregated Account and the Fund. The investment guidelines for a Segregated Account may only be amended with the consent of the Fund. The investment guidelines of each Segregated Account are generally distinct from each other Segregated Account by geography, risk, coverage level, insureds and type. For example, while one Segregated Account may focus on all natural perils risks impacting Europe, while another may focus on wind events impacting the U.S., and another may focus on earthquakes in Japan, Australia and New Zealand. In addition, a limited number of Segregated Accounts may focus on a specific type of insurance loss trigger. For example, one Segregated Account may focus on contracts with an “aggregate” trigger (i.e., by reference to the total amount of loss over a series of qualifying events for the term of the contract), while another may focus on contracts that can be triggered by single events above the determined damage threshold. It is possible that, in limited circumstances, two Segregated Accounts may invest in the same ILW or Cat Bond, but such overlap is expected to be immaterial relative to such Segregated Accounts’ other holdings and their other assets would be distinct and unique to the respective Segregated Account. Under adverse or unstable conditions and with the consent of the Fund, a Segregated Account may deviate from its investment guidelines.

The Adviser, currently with full transparency into the holdings of each Segregated Account, has complete and sole discretion to choose in which Segregated Account the Fund invests and how to allocate the Fund’s assets among the Segregated Accounts.

Premium payments received by a Segregated Account of NB Re are generally not distributed to the Fund, but are instead reinvested consistent with the investment guidelines of that Segregated Account.

Industry loss warranties

Although the Fund currently invests primarily indirectly in ILWs through its investments in Structured Investments, the Fund reserves the ability to invest without limit directly in ILWs. ILWs are a type of short-term reinsurance contract whereby one party agrees to a set payment to its counterparty if insurance industry losses, as determined by an independent, third-party assessor, exceed a specified trigger amount.

ILWs are instruments that are privately negotiated among insurance companies, corporations, financial investors and public entities that seek to minimize commercial disruption in the event of the occurrence of natural disasters that negatively impact business operations. ILWs typically cover, among other things, natural catastrophe events, such as tornadoes, hurricanes, typhoons earthquakes, typhoons, windstorms, fires, floods and other weather-related occurrences in the United States, Japan and Europe. For example, the buyer of a “$10 million limit US Wind ILW attaching at $2 billion” will pay an upfront premium to a protection writer (i.e., the reinsurer or a Segregated Account) and in return will receive $10 million if total losses to the insurance industry from a single U.S. hurricane exceed $2 billion. The industry loss ($2 billion in this case) is often referred to as the “trigger” and is reported by an independent third party after an event has occurred. The amount of protection offered by the contract ($10 million in this case) is referred to as the “limit.” The Fund or Segregated Account, as holder of the ILW or ILW Instrument, would be entitled to a return linked to the premium paid by the buyer and the occurrence or non-occurrence of the trigger event. If the trigger event occurs, the Fund or Segregated Account may lose all or a substantial portion of its investment.

The Adviser currently expects that all or substantially all of the ILWs in which the Fund directly or indirectly invests will be fully collateralized by the counterparties to seek to minimize counterparty risk. In a typical ILW transaction, the counterparty will contribute an agreed-upon premium to an independently administered collateral trust at the commencement of the contract and the Fund or the Segregated Account will contribute funds to such collateral trust in respect of an agreed-upon limit of coverage.

If, within the contract’s duration the insured loss event does not occur in a specified magnitude and within pre-determined durations, as determined by an agreed-upon, independent, third-party assessor, all amounts placed in the collateral trust will be released to the Fund or Segregated Account. If the insured event does occur, all of the amounts placed in the collateral trust will be released to the counterparty. Due to the time required to determine triggering events, in some cases, it may take a significant period of time for the underlying transaction to be completed and funds appropriately released.

Catastrophe bonds

Although the Fund currently primarily invests in Cat Bonds (also known as insurance-linked bonds or event-linked bonds) on an indirect basis through its investments in Structured Investments, the Fund reserves the ability to invest without limit directly in such instruments. Cat Bonds are instruments that transfer risk from an issuer (such as an insurance company or a reinsurance company) to capital markets investors.

Cat Bonds are often structured as floating rate debt obligations for which the return of principal and the payment of interest are contingent on the non-occurrence of a pre-defined “trigger” event, such as a hurricane or an earthquake of a specific magnitude. The trigger event’s magnitude may be based on losses to a company or industry, industry indexes or readings of scientific instruments, or may be based on specified actual losses. If a trigger event, as defined within the terms of a Cat Bond, occurs, the Fund may lose a portion or all of its accrued interest and/or principal invested in such Cat Bond or investment in Structured Investments with exposure to such Cat Bond. The Fund is entitled to receive principal and interest payments so long as no trigger event occurs of the description and magnitude specified by the instrument.

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Cat Bonds may have trigger events related to a broad range of insurance risks, which can be broken down into three major categories: natural risks, weather risks and non-natural events. Investments in Cat Bonds with trigger events related to natural risks generally provide coverage for natural catastrophes, such as hurricanes and earthquakes. Investments in Cat Bonds linked to weather risks provide insurance to companies, or insurers of companies, whose sales depend on the weather and provide a hedge on the impact of weather-related risks. For example, a weather Cat Bond could provide coverage based on the average temperature in a region over a given period. Investments in Cat Bonds linked to non-natural risks could cover a much broader array of insurable risks, such as aerospace and shipping catastrophes. Certain Cat Bonds may cover the risk that multiple loss events will occur. While the Fund intends to generally invest in Cat Bonds with trigger events related to natural risks, the Fund has no limit as to the types of events, geographic areas or thresholds of loss referenced by Cat Bonds in which it can invest.

Cat Bonds may be issued by government agencies, insurance companies, reinsurers, special purpose corporations or other U.S. or non-U.S. entities. Cat Bonds are often rated by at least one nationally recognized statistical rating organization (“NRSRO”), but also may be unrated. The rating for a Cat Bond, if any, primarily reflects the rating agency’s calculated probability that a trigger event will occur. This rating also assesses the Cat Bond’s credit risk and the model used to calculate the probability of a trigger event. Cat Bonds are often rated below investment grade or unrated. The Fund generally invests in Cat Bonds that are rated below investment grade or are unrated, but determined by the Adviser to be of comparable credit quality as below investment grade.

The majority of the Fund’s direct or indirect investments in Cat Bonds are typically held in collateral trust accounts in conjunction with the formal bond offering. Funds within such collateral account generally are assigned by way of security interest to a trustee pursuant to a deed of charge.

Derivatives

The Fund may have exposure to ILWs documented in the form of swaps or other derivatives through its investments in Structured Investments, but does not expect to invest directly in derivatives instruments.

The use of derivatives involves a variety of risks, which may be different from, or greater than, the risks associated with investing in traditional securities, such as stocks and bonds. Risks of derivatives include Illiquidity and restricted securities risk, Interest rate risk, Valuation risk, Market risk, Counterparty risk and Credit risk. Use of derivatives can increase Fund losses, increase costs, reduce opportunities for gains, increase Fund volatility, and not produce the result intended. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. Even a small investment in derivatives can have a disproportionate impact on the Fund. Derivatives may be difficult or impossible to sell, unwind or value, and the counterparty (including, if applicable, the Fund’s clearing broker, the derivatives exchange or the clearinghouse) may default on its obligations to the Fund. In certain cases, the Fund may incur costs and may be hindered or delayed in enforcing its rights against or closing out derivatives instruments with a counterparty, which may result in additional losses. Derivatives are also generally subject to the risks applicable to the assets, rates, indices or other indicators underlying the derivative, including Market risk, Credit risk, Illiquidity and restricted securities risk, Management and operational risk and Valuation risk. Also, suitable derivative transactions may not be available in all circumstances or at reasonable prices. The value of a derivative may fluctuate more or less than, or otherwise not correlate well with, the underlying assets, rates, indices or other indicators to which it relates. Using derivatives also subjects the fund to certain operational and legal risks. The Fund may segregate cash or other liquid assets to cover the funding of its obligations under derivatives contracts or make margin payments when it takes positions in derivatives involving obligations to third parties.

Rule 18f-4 under the 1940 Act provides a comprehensive regulatory framework for the use of derivatives by funds and imposes requirements and restrictions on funds using derivatives. Rule 18f-4 could have an adverse impact on the Fund’s performance and its ability to implement its investment strategies and may increase costs related to the Fund’s use of derivatives. The rule may affect the availability, liquidity or performance of derivatives, and may not effectively limit the risk of loss from derivatives.

Other investment companies

The Fund may invest in the securities of other registered investment companies, including ETFs and money market funds, to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the 1940 Act and the rules thereunder. Investment in other registered investment companies may provide the Fund with exposure to segments of the insurance and reinsurance market represented by another fund at times when the Fund might not be able to buy the particular type of securities directly.

Other investments

Floating rate investments

Floating rate investments are securities and other instruments with interest rates that adjust or “float” periodically based on a specified interest rate or other reference and include repurchase agreements, money market securities and shares of money market and short-term bond funds. For purposes of the Fund’s investment policies, the Fund considers as floating rate instruments adjustable rate securities, fixed rate securities with durations of less than or equal to one year and funds that invest primarily in floating rate instruments.

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Floating rate loans

Floating rate loans are provided by banks and other financial institutions to large corporate customers. These loans are rated below investment grade, but typically are secured with specific collateral and have a senior position in the capital structure of the borrower. These loans typically have rates of interest that are reset periodically by reference to a base lending rate, such as Secured Overnight Financing Rate (“SOFR”) or, previously, the London Interbank Offered Rate (“LIBOR”), plus a premium.

Non-U.S. investments

The Fund may invest without limit in securities of non-U.S. issuers, including securities of emerging market issuers. Non-U.S. issuers are issuers that are organized and have their principal offices outside of the United States. Non-U.S. securities may be issued by non-U.S. governments, banks or corporations, or private issuers, and certain supranational organizations, such as the World Bank and the European Union.

Below investment grade debt securities

The Fund may invest in debt securities rated below investment grade or, if unrated, of equivalent quality as determined by the Adviser. Below investment grade securities, which are commonly referred to as “junk” bonds, have high risk, speculative characteristics. A debt security is below investment grade if it is rated Ba/BB or lower or the equivalent rating by at least one NRSRO or determined to be of equivalent credit quality by the Adviser. Below investment grade debt securities involve greater risk of loss, are subject to greater price volatility and are less liquid, especially during periods of economic uncertainty or change, than higher quality debt securities. Below investment grade securities also may be more difficult to value.

If a security receives different ratings from two or more NRSROs, the Fund will use the rating chosen by the Portfolio Manager (as defined below) as most representative of the security’s credit quality. The ratings of NRSROs represent their opinions as to the quality of the securities that they undertake to rate and may not accurately describe the risks of the securities. An NRSRO may have a conflict of interest with respect to a security for which it assigns a quality rating. In addition, there may be a delay between a change in the credit quality of a security or other asset and a change in the quality rating assigned to the security or other asset by an NRSRO. If an NRSRO changes the quality rating assigned to one or more of the Fund’s portfolio securities, the Adviser will consider if any action is appropriate in light of the Fund’s investment objective and strategies. An investor can still lose significant amounts when investing in investment grade securities.

Equity securities

Equity securities include common stocks, warrants and rights, as well as “equity equivalents” such as preferred stocks and securities convertible into common stock. The equity securities in which the Fund invests may be publicly or privately offered. Preferred stocks generally pay a dividend and rank ahead of common stocks and behind debt securities in claims for dividends and for assets of the issuer in a liquidation or bankruptcy. The dividend rate of preferred stocks may cause their prices to behave more like those of debt securities. A convertible security is one that can be converted into or exchanged for common stock of an issuer within a particular period of time at a specified price, upon the occurrence of certain events or according to a price formula. Convertible securities offer the Fund the ability to participate in equity market movements while also seeking some current income. Convertible debt securities pay interest and convertible preferred stocks pay dividends until they mature or are converted, exchanged or redeemed. The Fund considers some convertible securities to be “equity equivalents” because they are convertible into common stock. The credit ratings of those convertible securities generally have less impact on the investment decision, although they may still be subject to credit and interest rate risk.

Reverse repurchase agreements and borrowing

The Fund may enter into reverse repurchase agreements pursuant to which the Fund transfers securities to a counterparty in return for cash, and the Fund agrees to repurchase the securities at a later date and generally for a higher price. Reverse repurchase agreements are treated as borrowings by the Fund, are a form of leverage and may make the value of an investment in the Fund more volatile and increase the risks of investing in the Fund. The Fund also may borrow money from banks or other lenders, including to finance repurchase requests. Entering into reverse repurchase agreements and other borrowing transactions may cause the Fund to liquidate positions when it may not be advantageous to do so in order to satisfy its obligations or to meet segregation requirements.

Repurchase agreements

The Fund may enter into repurchase agreements with broker-dealers, member banks of the Federal Reserve System and other financial institutions. Repurchase agreements are arrangements under which the Fund purchases securities and the seller agrees to repurchase the securities within a specific time and at a specific price. The repurchase price is generally higher than the Fund’s purchase price, with the difference being income to the Fund. A repurchase agreement may be considered a loan by the Fund collateralized by securities. Under the direction of the Board of Trustees, the Adviser reviews and monitors the creditworthiness of any institution which enters into a repurchase agreement with the Fund. All repurchase agreements entered into by the Fund shall be fully collateralized with U.S. Treasury and/or agency obligations at all times during the period of the agreement in that the value of the collateral shall be at least equal to an amount of the

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loan, including interest thereon. Collateral is held by the Fund’s custodian in a segregated safekeeping account for the benefit of the Fund. Repurchase agreements afford the Fund an opportunity to earn income on temporarily available cash. In the event of commencement of bankruptcy or insolvency proceedings with respect to the seller of the security before repurchase of the security under a repurchase agreement, the Fund may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. If the court characterizes the transaction as a loan and the Fund has not perfected a security interest in the collateral, the Fund may be required to return the collateral to the seller’s estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the Fund would be at risk of losing some or all of the principal and interest involved in the transaction.

Cash management and temporary investments

Normally, the Fund invests substantially all of its assets to meet its investment objective. The Fund may invest the remainder of its assets in securities with remaining maturities of less than one year or cash equivalents, or may hold cash. For temporary defensive purposes, including during periods of unusual cash flows, the Fund may depart from its principal investment strategies and invest part or all of its assets in these securities or may hold cash. To the extent that the Fund has any uninvested cash, the Fund would also be subject to risk with respect to the depository institution holding the cash. During such periods, it may be more difficult for the Fund to achieve its investment objective. The Fund may adopt a defensive strategy when the Adviser believes securities in which the Fund normally invests have special or unusual risks or are less attractive due to adverse market, economic, political or other conditions.

Short-term trading

The Fund usually does not trade for short-term profits. The Fund will sell an investment, however, even if it has only been held for a short time, if it no longer meets the Fund’s investment criteria. If the Fund does a lot of trading, it may incur additional operating expenses, which would reduce performance, and could cause shareowners to incur a higher level of taxable income or capital gains.

Risk Factors

An investment in the Fund involves special risk considerations. You should consider carefully the risks summarized below, which are described in more detail beginning on page 31 of this Prospectus under “Risk Factors.”

Principal risks

General

The Fund is a non-diversified, closed-end management investment company designed primarily as a long-term investment and not as a trading tool. The Fund is not a complete investment program and should be considered only as an addition to an investor’s existing portfolio of investments. Because the Fund predominantly provides exposure to ILWs and Cat Bonds, which may carry risk similar to below investment grade (high yield) debt securities, an investment in the Fund’s shares is speculative in that it involves a high degree of risk. Due to uncertainty inherent in all investments, there can be no assurance that the Fund will achieve its investment objective. The insurance and reinsurance instruments in which the Fund invests may only have limited liquidity, or may be illiquid. In addition, even though the Fund makes periodic offers to repurchase a portion of its outstanding shares to provide some liquidity to shareholders, shareholders should consider the Fund to be an illiquid investment.

Insurance and reinsurance investments risk

A principal risk of an investment in insurance and reinsurance instruments is that a triggering event(s) (e.g., natural perils, such as a hurricane, tornado, earthquake, typhoon, windstorm, fire, flood and other weather-related occurrence of a particular size/magnitude in a designated geographic area) will occur and the Fund will lose all or a significant portion of the principal it has invested in the instrument and the right to additional interest and/or dividend payments with respect to the instrument, and an investor will lose money.

If multiple triggering events occur that impact a significant portion of the portfolio of the Fund, the Fund could suffer substantial losses. A significant portion of the Fund’s assets will generally have exposure to ILWs and Cat Bonds tied to natural perils and there is inherent uncertainty as to whether, when, where and to what extent such events will occur. There is no way to accurately predict whether a triggering event will occur and, because of this significant uncertainty, insurance and reinsurance investments carry a high degree of risk. In addition to the specified trigger events, reinsurance investments may expose the Fund to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences. The Fund is subject to the principal risks described herein, whether through the Fund’s (i) direct investments, (ii) indirect investment through one or more Segregated Accounts, or (iii) other investments.

Risks of investing in structured reinsurance investments. Structured Investments, such as ELNs and preferred shares, are generally subject to the same risks as the underlying ILWs and/or Cat Bonds, as applicable.

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The Fund’s successful use of Structured Investments will generally depend on, among other things, the Adviser’s quantitative and qualitative analysis of various factors, including the probability of the occurrence of trigger events in the underlying ILWs and/or Cat Bonds. Should the price of the underlying ILWs and/or Cat Bonds move in an unexpected manner, should a triggering event occur on one or more underlying ILWs and/or Cat Bonds, or should the structure of the Structured Investment respond to market conditions differently than anticipated, the Fund may not achieve the anticipated benefits of the investment in the Structured Investment, and it may realize losses, which could be significant and could include the Fund’s entire principal investment.

Structured Investments are generally considered illiquid securities by the Fund. An investor in Structured Investments participates in the premiums and losses associated with the underlying ILWs and/or Cat Bonds. Premium payments received by a Segregated Account of NB Re will generally not be distributed to the Fund, but will instead be reinvested consistent with the investment guidelines of that Segregated Account. Structured Investments may be difficult to value.

Segregated Accounts which issue Structured Investments have operating fees and expenses separate from the fees and expenses that the Fund bears directly in connection with its own operations. The Fund will indirectly bear its allocated share of the operating fees and expenses assessable to the holders of those Structured Investments in which the Fund invests. Such fees and expenses, which are not reflected in the fee table and example below, reduce the return to the Fund on such investments and affect its performance.

Risks of investing in industry loss warranties. ILWs are exposed to catastrophic risks that can lead to binary performance of individual transactions. Events that trigger most payouts with respect to ILWs have historically been fairly rare and as such the probability of their occurrence may be difficult to predict. The performance of ILWs depends on determination of industry losses by a recognized third-party assessor. This dependency may cause substantial delays in either releasing the ILW collateral and premium funds to the Fund or paying it to the reinsured party, because the third-party assessor may require time to issue its findings of industry losses. Such delays are typically between one to six months but, in unusual circumstances, may extend up to 36 months or more. Contracts for ILWs typically contain clauses that allow collateral release upon review of certain loss thresholds relative to certain time intervals—the “loss development period.” For instance, if a third party assessor estimates at a set point in time that industry-insured losses for the relevant specific event are $15 billion, and the ILW transaction in question is triggered at an industry loss of more than $30 billion, the ILW collateral would normally be released at the time of such determination. In general, if the initial estimated loss is less than 50% of the trigger value, the ILW is released at the defined date of estimation; otherwise, release may be delayed. The majority of the ILWs in which the Fund expects to have exposure are structured so as to release collateral either at the defined date of estimation, assuming no losses or within a twenty-four month loss development period. The Adviser generally seeks to gain exposure to ILW commitments structured to limit any conditional lock-up period to the extent commercially reasonable, but there can be no assurance such conditional lock-up period will coincide with the intended duration of the Fund’s investment. It is not expected that any delay will have a material impact on the Fund’s ability to make required distributions in order to qualify as a regulated investment company. ILWs in which the Fund invests may be documented as swaps. Such ILW swaps will be subject to Swaps risk. Generally, there will be no readily-available market for ILWs. ILWs are considered illiquid securities by the Fund.

Risks of investing in catastrophe bonds. Cat Bonds (also known as insurance-linked bonds or event linked bonds) carry large uncertainties and major risk exposures to adverse conditions. If a trigger event, as defined within the terms of a Cat Bond, involves losses or other metrics exceeding a specific magnitude in the geographic region and time period specified, the Fund may lose a portion or all of its accrued interest and/or principal invested in such security. Because Cat Bonds cover “catastrophic” events that, if they occur, will result in significant losses, Cat Bonds carry a high degree of risk of loss and carry risk similar to “high yield” or “junk” bonds. The rating of a Cat Bond, if any, primarily reflects the rating agency’s calculated probability that a pre-defined trigger event will occur. Thus, lower-rated bonds have been determined to have a greater likelihood of a triggering event occurring and loss to the Fund. In addition to the specified trigger events, Cat Bonds may expose the Fund to certain other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences.

Swaps risk. The Fund may obtain swap exposure by investing indirectly in ILWs documented as swaps, which typically are contingent, or formulaically related to defined trigger events. Trigger events include hurricanes, earthquakes, weather-related phenomena and other criteria determined by independent parties. If a trigger event(s) occurs, the Fund may lose the swap’s notional amount. As derivative instruments, ILW swaps are subject to risks in addition to the risks of investing in insurance- and reinsurance-related instruments, including risks associated with the counterparty and leverage.

Reinsurance market and reinvestment risk. The size of the reinsurance market may change over time, which may limit the availability of ILWs, Cat Bonds and/or Structured Investments for investment by the Fund. The original issuance of ILWs, Cat Bonds and Structured Investments in general, including these investments with desired instrument or risk characteristics, may fluctuate depending on the capital and capacity needs of reinsurers as well as the demand for such investments by institutional investors. The availability of ILWs, Cat Bonds and Structured Investments in the secondary market also may be limited by supply and demand dynamics and prevailing economic conditions. To the extent ILWs, Cat Bonds and Structured Investments held by the Fund mature, or the Fund must sell securities in connection with share repurchases, the Fund may be required to hold more cash or short-term instruments than it normally would until attractive reinsurance investments become available. Holding excess cash and/or reinvestment in securities that are lower yielding or less desirable than securities sold may negatively affect performance.

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Illiquidity and restricted securities risk. To the extent consistent with the repurchase liquidity requirement of an interval fund, the Fund may invest without limitation in illiquid investments. Illiquidity risk is the risk that the investments held by the Fund may be difficult or impossible to sell at the time that the Fund would like or at the price that the Fund believes the security is currently worth. As a relatively new type of financial instrument, there is limited trading history for reinsurance investments, even for those instruments deemed to be liquid. There can be no assurance that a liquid market for the Fund’s investments will exist or be maintained. At any given time, the Fund’s portfolio may be substantially illiquid. The Fund’s ability to realize full value in the event of the need to liquidate certain assets may be impaired and/or result in losses to the Fund.

The Fund may be unable to sell its investments, even under circumstances when the Adviser believes it would be in the best interests of the Fund to do so. Illiquid investments may also be difficult to value and their pricing may be more volatile than more liquid investments, which could adversely affect the price at which the Fund is able to sell such instruments. Illiquidity risk also may be greater in times of financial stress. The risks associated with illiquid instruments may be particularly acute in situations in which the Fund’s operations require cash (such as in connection with repurchase offers) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments.

Certain of the instruments in which the Fund may invest are subject to restrictions on resale by the federal securities laws or otherwise, such as securities offered privately pursuant to Section 4(a)(2) of the Securities Act of 1933 (the “1933 Act”) and securities issued pursuant to Rule 144A under the 1933 Act. While certain restricted securities may, notwithstanding their limitations on resale, be treated as liquid if the Adviser determines, pursuant to the applicable procedures, that such treatment is warranted, there can be no guarantee that any such determination will continue. Restricted securities previously determined to be liquid may subsequently become illiquid while held by the Fund. Even if such restricted securities are not deemed to be illiquid, they may nevertheless be difficult to value and the Fund may be required to hold restricted securities when it otherwise would sell such securities or may be forced to sell securities at a price lower than the price the Fund has valued such securities. This may result in losses to the Fund and investors.

Valuation risk. The Fund is subject to the risk that one or more of the securities in which the Fund invests are priced incorrectly, due to factors such as incomplete or inaccurate data or information, market instability or volatility, lack of a liquid secondary market or human error. In addition, pricing of insurance and reinsurance investments is subject to the added uncertainty caused by the inability to generally predict whether, when or where a natural disaster or other triggering event will occur, or if occurring or recently concluded, the magnitude of such events. A substantial portion of the Fund’s investment is in Structured Investments are valued using a fair value methodology. The administrator of the Segregated Accounts provides a price for the Structured Investments on a periodic basis. Investors who purchase or submit repurchase requests for Fund shares may receive fewer or more shares or lower or higher repurchase request proceeds than they would have received if the securities had not been fair valued or if a different valuation methodology had been used.

The Adviser has been designated by the Board as the valuation designee (the “Valuation Designee”) for the Fund pursuant to Rule 2a-5 under the 1940 Act with responsibility for fair valuation subject to oversight by the Board. The Adviser performs such valuation services pursuant to joint valuation procedures of the Fund and the Adviser. The Adviser has formed an internal fair value committee (“Fair Value Committee”) to assist with its designated responsibilities as the Valuation Designee.

Valuing securities in accordance with fair valuation procedures involves greater reliance on judgment than valuing securities based on readily available market quotations. Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will result in adjustments to the prices of securities or other assets, or that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset.

Reinsurance industry risk. The performance of the Fund’s investments and the reinsurance industry itself are tied to the occurrence of various triggering events, including weather, natural disasters (hurricanes, earthquakes, etc.) and other specified events causing physical and/or economic loss. Triggering events are typically defined by three criteria: an event; a geographic area in which the event must occur; and a threshold of economic or physical loss (either actual or modeled) caused by the event, together with a method to measure such loss. Generally, the event is a natural peril of a kind that results in significant physical or economic loss. Natural perils include disasters such as hurricanes, earthquakes, typhoons, windstorms, fires, floods and other weather-related occurrences. Major natural disasters in populated areas (such as in the cases of Hurricane Ian in Florida and the Carolinas in 2022, Hurricane Harvey in the Houston metropolitan area in 2017, Hurricane Irma in Florida and the Caribbean Islands in 2017, Superstorm Sandy in the New York City metropolitan area in 2012 and Hurricane Katrina in New Orleans in 2005) or commercial or industrial accidents (such as plane crashes and oil spills) can result in significant losses to investors in ILWs, Cat Bonds and Structured Investments tied to such exposures may also experience substantial losses. If the likelihood and severity of natural and other large disasters increase, the risk of significant losses to reinsurers may increase.

Risk-modeling risk. The Adviser, in selecting investments for the Fund, may consider risk models created by independent third parties, the sponsor of a reinsurance-related security and/or a broker. The sponsor of a reinsurance-related security may be incentivized to skew risk models to minimize risks associated with such security in order to entice investors, thereby jeopardizing the integrity of the Adviser’s

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investment analysis process. The Adviser may also consider its own risk models based on comparable prior transactions, quantitative analysis, and industry knowledge. Risk models are designed to assist investors, governments, and businesses understand the potential impact of a wide variety of catastrophic events and allow such parties to analyze the probability of loss in regions with the highest exposure.

The Adviser uses the output of the risk models before and after investment to assist the Adviser in assessing the risk of a particular reinsurance-related security or a group of such securities. Risk models are created using historical, scientific and other related data. Because such risk models are based in part upon historical data and averages, there is no guarantee that such information will accurately predict the future occurrence, location or severity of any particular catastrophic event and thus may fail to accurately calculate the probability of a trigger event and may underestimate the likelihood of a trigger event. In addition, any errors or imperfections in a risk model or in the data on which it is based or any technical issues with the construction of the models (including, for example, data problems and/or software or other implementation issues) could adversely affect the ability of the Adviser to use such analyses or models effectively, which in turn could adversely affect the Fund’s performance. Risk models are used by the Adviser as one input in its risk analysis process for Fund investments. The Adviser also considers available information related to any known market impacts on the various investments within the parameters of the Fund’s principal investment strategies.

Risks of investing in Segregated Accounts of NB Re

NB Re is a registered Bermuda Class 3 insurer. As such, it is subject to regulation and supervision in Bermuda. Bermuda insurance statutes, regulations and policies of the Bermuda Monetary Authority may affect NB Re’s ability to write reinsurance policies or the ability of its segregated accounts to distribute funds. It is not presently intended that NB Re will be admitted to do business in any jurisdiction in the United States or elsewhere (other than Bermuda). However, there can be no assurance that insurance regulators in the United States or elsewhere will not review the activities of NB Re or related companies or its segregated accounts or agents and claim that NB Re is subject to such jurisdiction’s licensing requirements. The process of obtaining licenses is very time consuming and costly, and NB Re may not be able to become licensed in a jurisdiction other than Bermuda, which could significantly and adversely affect NB Re’s business by limiting its ability to conduct business as well as subjecting it to penalties and fines. If, in the future, NB Re becomes subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, there is no assurance that it would be in compliance with those laws or that coming into compliance with those laws would not have a significant and negative effect on its business.

Because NB Re is incorporated in Bermuda, it is subject to changes of Bermuda law and regulation that may have an adverse impact on its operations, including imposition of tax liability or increased regulatory supervision. In addition, the Bermuda insurance and reinsurance regulatory framework has become subject to increased scrutiny in many jurisdictions, including in the United States and in various states within the United States. The future impact on NB Re’s operations of any future changes in the laws and regulations to which it is or may become subject cannot be predicted.

Focused investing risk

At any given time, the Fund’s investments or portfolio risks may be focused on particular types of reinsurance investments, on a limited group of available perils and geographic regions or in reinsurance contracts written by one or more reinsurers. Such focused investing could expose the Fund to losses disproportionate to other comparable funds.

The Fund concentrates in the financial services group of industries. Such concentration of risk may increase any losses suffered by the Fund. Issuers of ILWs, Cat Bonds and Structured Investments are generally classified as belonging to the financial services group of industries. Although, the Fund has no current intention to invest in banks or other issuers that may be commonly considered in the financial services group of industries, as a result of this categorization of reinsurance investments, the Fund may be subject to concentration risk. The industries within the financial services group of industries are subject to extensive government regulation, which can limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability can be largely dependent on the availability and cost of capital funds and the rate of corporate and consumer debt defaults, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial services group of industries. Insurance companies can be subject to severe price competition. The financial services group of industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For example, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Non-U.S. financial services companies, including insurance companies, may be subject to different levels of regulation than that to which similar companies operating in the U.S. are subject.

Non-diversification risk

The Fund is classified as “non-diversified,” which means that it can invest a higher percentage of its assets in the securities of any one or more issuers than a diversified fund. Being non-diversified may magnify the Fund’s losses from adverse events affecting a particular issuer, and the value of its shares may be more volatile than if it invested more widely.

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Market risk

The market prices of the Fund’s securities may go up or down, sometimes rapidly or unpredictably, due to general market conditions such as overall economic trends or events, government actions, market disruptions caused by tariffs, trade disputes, labor strikes, supply chain disruptions or other factors, political and geopolitical factors, economic sanctions, countermeasures in response to sanctions, adverse investor sentiment, cybersecurity events, or local, regional or global events such as natural disasters or climate events, wars, terrorism, international conflicts, civil unrest, epidemics, pandemics or other public health issues. These fluctuations may cause a security to be worth less than the price originally paid for it, or less than it was worth at an earlier time. Market risk may affect a single issuer, industry or sector of the economy, or the market as a whole. The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market. The value of the Fund’s investments may decline in tandem with a drop in the overall value of the stock market based on negative developments in the U.S. and global economies, which could result in losses for the Fund. Adverse market conditions may be prolonged and may not have the same impact on all types of investments. High public debt in the United States and other countries creates ongoing systemic and market risks and policymaking uncertainty. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and may in some instances contribute to decreased liquidity and increased volatility in the financial markets. The impact of these changes, and the practical implications for market participants, may not be fully known for some time.

Raising the ceiling on U.S. Government debt and passing periodic legislation to fund the government have become increasingly politicized. Any failure to do either could lead to a default on U.S. Government obligations, with unpredictable consequences for the Fund’s investments and for economies and markets in the United States and elsewhere.

Recent Market Events. Periods of market volatility may occur in response to market events and other economic, political, geopolitical, and global macro factors. For example, the large expansion of government deficits and debt as a result of government actions to mitigate the effects of the COVID-19 pandemic and higher inflation have resulted in extreme volatility in the global economy and in global financial markets. In addition, military conflicts and wars, such as Russia’s invasion of Ukraine and the war among Israel, Hamas and other militant groups in the Middle East, have increased tensions in Europe and the Middle East and have caused and could continue to cause market disruptions in the regions and globally.

In March 2023, the financial distress of certain financial institutions raised economic concerns over disruption in the U.S. banking system and the solvency of certain financial services firms. There can be no certainty that the actions taken by the U.S. Government to strengthen public confidence in the U.S. banking system will be effective in mitigating the effects of financial institution failures on the economy and restoring public confidence in the U.S. banking system.

Any of the events described above could adversely affect the value and liquidity of a Fund’s investments, impair the Fund’s ability to satisfy redemption requests, and negatively impact the Fund’s performance. Other market events may cause similar disruptions and effects.

Cash management risk

The value of the investments held by the Fund for cash management or temporary defensive purposes may be affected by changing interest rates and by changes in credit ratings of the investments. To the extent that the Fund has any uninvested cash, the Fund will be subject to risk with respect to the depository institution holding the cash. During such periods, it may be more difficult for the Fund to achieve its investment objective.

Management and operational risk

The Fund is subject to management risk because it relies on the Adviser’s ability to achieve its investment objective. The Fund runs the risk that the Adviser’s investment techniques, judgment and decisions will fail to produce desired results and cause the Fund to incur significant losses. The Adviser may select investments that do not perform as anticipated by the Adviser and may choose to hedge or not to hedge positions at disadvantageous times. Any imperfections, errors, or limitations in quantitative analyses, models, tools, resources, information and data used by the Adviser as part of its investment process, or if such analyses, models, tools, resources, information or data are used incorrectly or do not work as intended, could affect the Fund’s performance.

The Fund also is subject to the risk of loss as a result of other services provided by the Adviser and other service providers, including pricing, administrative, accounting, tax, legal, custody, transfer agency and other services.

Operational risk includes the possibility of loss caused by inadequate procedures and controls, human error and cyber-attacks, disruptions and failures affecting, or by, a service provider.

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Cybersecurity risk

Cybersecurity incidents, both intentional and unintentional, may allow an unauthorized party to gain access to Fund assets, customer data (including private shareholder information), or proprietary information, or cause the Fund, the Adviser, and/or other service providers (including custodians, sub-custodians, transfer agents and financial intermediaries) to suffer data breaches, data corruption or loss of operational functionality. A cybersecurity incident may disrupt the processing of shareholder transactions, impact the Fund’s ability to calculate its net asset values, and prevent shareholders from exchanging or redeeming their shares. Issuers of securities in which the Fund invests are also subject to cybersecurity risks, and the value of those securities could decline if the issuers experience cybersecurity incidents. Because technology is frequently changing, new ways to carry out cyber attacks are always developing. Therefore, there is a chance that some risks have not been identified or prepared for, or that an attack may not be detected, which puts limitations on the fund’s ability to plan for or respond to a cyber attack. Like other funds and business enterprises, the Fund, the Adviser, transfer agent, the distributor and their respective service providers are subject to the risk of cyber incidents occurring from time to time.

Model and data risk

The Adviser may use quantitative methods and/or third party information or data to select investments. If quantitative models, algorithms or calculations (whether proprietary and developed by the Adviser or supplied by third parties) (“Models”) or information or data supplied by third parties (“Data”) prove to be incorrect or incomplete, any decisions made, in whole or part, in reliance thereon expose the Fund to additional risks. Models can be predictive in nature. The use of predictive Models has inherent risks. The success of relying on or otherwise using Models depends on a number of factors, including the validity, accuracy and completeness of the Model’s development, implementation and maintenance, the Model’s assumptions, factors, algorithms and methodologies, and the accuracy and reliability of the supplied historical or other Data. Models rely on, among other things, correct and complete Data inputs. If incorrect Data is entered into even a well-founded Model, the resulting information will be incorrect. However, even if Data is input correctly, Model prices may differ substantially from market prices, especially for securities with complex characteristics. Investments selected with the use of Models may perform differently than expected as a result of the design of the Model, inputs into the Model or other factors. There also can be no assurance that the use of Models will result in effective investment decisions for the Fund.

Tax risk

As described in more detail later in this Prospectus, in order to qualify for the favorable tax treatment generally available to regulated investment companies, at least 90% of the Fund’s gross income each taxable year must consist of qualifying income, the Fund must meet certain asset diversification tests at the end of each quarter of its taxable year, and the Fund must meet certain distribution requirements for each taxable year. The Fund might generate more non-qualifying income than anticipated, might not be able to generate qualifying income in a particular taxable year at levels sufficient to meet the qualifying income test, or might not be able to determine the percentage of qualifying income it has derived for a taxable year until after year-end. The Fund may determine not to make an investment that it otherwise would have made, or may dispose of an investment it otherwise would have retained (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances), in an effort to meet the qualifying income test.

The Fund normally invests a significant portion of its assets in Structured Investments in the form of ELNs issued by Segregated Accounts. The federal income tax treatment of these Structured Investments and Segregated Accounts, both generally and with respect to the requirements applicable to regulated investment companies, is not entirely clear. Under proposed Treasury Regulations, it is expected that each of the Segregated Accounts will be treated as a separate entity for U.S. federal income tax purposes. If a Segregated Account were to instead be treated as a division of a larger entity consisting of multiple Segregated Accounts, then the Fund could fail to meet the asset diversification tests applicable to regulated investment companies. Additionally, it is expected that the ELNs will be treated as non-voting equity interests in the Segregated Accounts for U.S. federal income tax purposes. If the ELNs were to instead be treated as voting equity investments, the Fund could fail to meet the asset diversification tests applicable to regulated investment companies.

The tax treatment of certain insurance- and reinsurance-related instruments is also not entirely clear. Certain of the Fund’s investments (including, potentially, certain ILWs, Cat Bonds and Structured Investments) may generate income that is not qualifying income. Investments in the Segregated Accounts and certain other investments directly or indirectly held by the Fund (including certain ILWs, Cat Bonds and Structured Investments) may be treated as equity interests in passive foreign investment companies (“PFICs”) for U.S. federal income tax purposes. In general, a PFIC is a foreign corporation (i) that earns at least 75% of its annual gross income from passive sources (such as interest, dividends, certain rents and royalties, or capital gains) or (ii) where at least 50% of its assets (computed based on average fair market value) either produce or are held for the production of passive income. If the Fund directly or indirectly holds any equity interest in a PFIC, the Fund could be subject to U.S. federal income tax and additional interest charges on “excess distributions” received (directly or indirectly) from the PFIC or on any gain recognized by the Fund (directly or indirectly) from the sale or other disposition of stock in the PFIC, even if all income or gain actually earned by the Fund is timely distributed to its shareholders. The Fund would not be able to pass through to its shareholders any credit or deduction for such a tax. A “qualified electing fund” election or a “mark to market” election may be available that would ameliorate these adverse tax consequences, but such elections could require the Fund to recognize taxable income or gain (which would be subject to the distribution requirements applicable to regulated investment companies, as described above) without

City National Rochdale Select Strategies Fund | PAGE 15

the concurrent receipt of cash. In order to satisfy the distribution requirements with respect to such income or gain and avoid a tax on the Fund, the Fund may be required to liquidate portfolio securities that it might otherwise have continued to hold (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances), or the Fund may be required to borrow cash. Gains recognized by the Fund from the sale or other disposition of stock of PFICs may also be treated as ordinary income. In order for the Fund to make a qualified electing fund election with respect to a PFIC, the PFIC would have to agree to provide certain tax information to the Fund on an annual basis, which it might not agree to do. The Fund may limit and/or manage its holdings in PFICs to limit its tax liability or maximize its after-tax return from these investments.

The Segregated Accounts and certain other issuers of insurance- and reinsurance-related securities may be treated as “controlled foreign corporations” (“CFCs”) for U.S. federal income tax purposes. If a sufficient portion of the vote or, under legislation enacted in late 2017, value of interests in a foreign issuer that is treated as a corporation for U.S. federal income tax purposes is directly or indirectly held (or treated as held) by the Fund, independently or together with certain other U.S. persons, that issuer may be treated as a CFC with respect to the Fund, in which case the Fund will be required to take into account each year, as ordinary income, its share of certain portions of that issuer’s income, whether or not such amounts are distributed. Prior to the 2017 change in tax law, it was expected, but not guaranteed, that the Segregated Accounts of NB Re would not be treated as CFCs for U.S. federal income tax purposes. If the Segregated Accounts or other issuers of insurance- and reinsurance-related securities are treated as CFCs for U.S. federal income tax purposes, the Fund may have to dispose of its portfolio securities (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances) to generate cash, or may have to borrow the cash, to meet its distribution requirements and avoid Fund-level taxes. In addition, some Fund gains recognized from the sale or other disposition of interests in such an issuer may be treated as ordinary income. The Fund may limit and/or manage its holdings in issuers that could be treated as CFCs in order to limit its tax liability or maximize its after-tax return from these investments.

If the Fund were to fail to qualify for treatment as a regulated investment company, it would generally be subject to tax in the same manner as an ordinary corporation, and distributions to its shareholders generally would not be deductible by the Fund in computing its taxable income. Under certain circumstances, the Fund may be able to cure a failure to meet the qualifying income test or the diversification test if such failure was due to reasonable cause and not willful neglect, but in order to do so the Fund may incur a significant penalty tax that would reduce (and potentially could eliminate) the Fund’s returns.

Repurchase offers risk

The Fund is operated as an “interval fund” and, in order to provide some liquidity to shareholders, the Fund, subject to applicable law, conducts quarterly repurchase offers of the Fund’s outstanding shares at NAV subject to approval of the Board of Trustees. In all cases such repurchases will be for at least 5% and not more than 25%, and are currently expected to be for 5%, of its outstanding shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash, borrowings or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. If the Fund employed investment leverage, repurchases of shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares by increasing fund expenses and reducing any net investment income. If a repurchase offer is oversubscribed, the Fund will repurchase the shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of shares tendered in a repurchase offer may decline between the repurchase request deadline and the date on which the NAV for tendered shares is determined. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Borrowing risk

The Fund may borrow to meet repurchase requests or for investment purposes (i.e., to purchase additional portfolio securities). The Fund’s borrowings may be on a secured or unsecured basis and at fixed or variable rates of interest. The Fund’s ability to obtain leverage through borrowings is dependent upon its ability to establish and maintain an appropriate line of credit. The use of leverage, including through borrowings, will increase volatility of the Fund’s investment portfolio and magnify the Fund’s investment losses or gains.

Borrowing will also cost the Fund interest expense and other fees. The cost of borrowing may reduce the Fund’s return.

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Expense risk

Your actual costs of investing in the Fund may be higher than the expenses shown in “Annual Fund Operating Expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease or if an expense limitation is changed. Net assets are more likely to decrease and the Fund’s expense ratio is more likely to increase when markets are volatile.

Conflicts of interest

The Adviser and its affiliates are engaged in a variety of businesses and have interests other than those related to managing the Fund. The broad range of activities and interests of the Adviser and its affiliates gives rise to actual and potential conflicts of interest that could affect the Fund and its shareholders.

Other risks

Floating rate instrument risks

Floating rate loans and similar investments may be illiquid or less liquid than other investments. Market quotations for these securities may be volatile and/or subject to large spreads between bid and ask prices. No active trading market may exist for many floating rate loans, and many loans are subject to restrictions on resale. Any secondary market may be subject to irregular trading activity and extended trade settlement periods. In particular, loans may take longer than seven days to settle, potentially leading to the sale proceeds of loans not being available to meet repurchase offers for a substantial period of time after the sale of the loans. To the extent that sale proceeds of loans are not available, the Fund may sell securities that have shorter settlement periods or may access other sources of liquidity to meet redemption requests. Loans may not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections afforded by federal securities laws. The ILWs, Cat Bonds and Structured Investments in which the Fund directly or indirectly invests may be variable rate, or floating rate.

Risks of inverse floating rate obligations

The interest rate on inverse floating rate obligations will generally decrease as short-term interest rates increase, and increase as short-term rates decrease. Due to their leveraged structure, the sensitivity of the market value of an inverse floating rate obligation to changes in interest rates is generally greater than a comparable long-term bond issued by the same issuer and with similar credit quality, redemption and maturity provisions. Inverse floating rate obligations may be volatile and involve leverage risk.

Interest rate risk

The market prices of securities may fluctuate significantly when interest rates change. When interest rates rise, the value of fixed income securities generally falls. A variety of factors can impact interest rates, including central bank monetary policies and inflation rates. Recently, inflation and interest rates have been volatile and may increase in the future. Any interest rate increases in the future could cause the value of the Fund’s holdings to decrease. A general rise in interest rates may cause investors to move out of fixed income securities on a large scale, which could adversely affect the price and liquidity of fixed income securities and could also result in increased redemptions from the Fund. A change in interest rates will not have the same impact on all fixed income securities. Generally, the longer the maturity (i.e., measure of time remaining until the final payment on a security) or duration (i.e., measure of the underlying portfolio’s price sensitivity to changes in prevailing interest rates) of a fixed income security, the greater the impact of a rise in interest rates on the security’s value. For example, if interest rates increase by 1%, the value of a fund’s portfolio with a portfolio duration of ten years would be expected to decrease by 10%, all other things being equal. In addition, different interest rate measures (such as short- and long-term interest rates and U.S. and foreign interest rates), or interest rates on different types of securities or securities of different issuers, may not necessarily change in the same amount or in the same direction.

Rising interest rates can lead to increased default rates as payment obligations increase. Unlike fixed rate securities, floating rate securities generally will not increase in value if interest rates decline. Changes in interest rates also will affect the amount of interest income the Fund earns on its floating rate investments.

Credit risk

If an issuer or guarantor of a security held by the Fund or a counterparty to a financial contract with the Fund defaults on its obligation to pay principal and/or interest, has its credit rating downgraded or is perceived to be less creditworthy, or the credit quality or value of any underlying assets declines, the value of your investment will decline. In addition, the Fund may incur expenses and may be hindered or delayed in enforcing its rights against an issuer, obligor or counterparty. A security may change in price for a variety of reasons. For example, floating rate securities may have final maturities of ten or more years, but their effective durations will tend to be very short. If there is an adverse credit event, or a perceived change in the issuer’s creditworthiness, these securities could experience a far greater negative price movement than would be predicted by the change in the security’s yield in relation to their effective duration. The Fund evaluates the credit

City National Rochdale Select Strategies Fund | PAGE 17

quality of issuers and counterparties prior to investing in securities. Credit risk is broadly gauged by the credit ratings of the securities in which the Fund invests. However, ratings are only the opinions of the companies issuing them and are not guarantees as to quality. Securities rated in the lowest category of investment grade (Baa/BBB) may possess certain speculative characteristics.

SOFR risk

Public and private sector actors have worked to establish alternative reference rates, like the Secured Overnight Financing Rate (“SOFR”), to be used in place of the London Interbank Offered Rate (“LIBOR”), the publication of which has ceased. Certain floating or variable rate obligations or investments of the fund may reference SOFR. SOFR is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. SOFR differs fundamentally from LIBOR. LIBOR was intended to be an unsecured rate that represented interbank funding costs for different short-term maturities or tenors. SOFR is a transaction-based rate, and it has been more volatile than other benchmark or market rates during certain periods. SOFR has a limited history. There is no assurance that SOFR, or rates derived from SOFR, will perform in the same or similar way as LIBOR would have performed at any time, and there is no assurance that SOFR-based rates will be a suitable substitute for LIBOR. The future performance of SOFR, and SOFR-based reference rates, is not known based on SOFR’s history or otherwise. Levels of SOFR in the future may bear little or no relation to historical levels of SOFR, LIBOR or other rates. [PLEASE CONFORM FONT.]

Counterparty risk

The Fund could lose money if the counterparties to derivatives, repurchase agreements and/or other financial contracts entered into for the Fund do not fulfill their contractual obligations. In addition, the Fund may incur costs and may be hindered or delayed in enforcing its rights against a counterparty. These risks may be greater to the extent the Fund has more contractual exposure to a counterparty.

Prepayment or call risk

Many issuers have a right to prepay their securities. If interest rates fall, an issuer may exercise this right. If this happens, the Fund would be forced to reinvest prepayment proceeds at a time when yields or securities available in the market are lower than the yield on the prepaid security. The Fund may also lose any premium it paid on the security.

Risks of subordinated securities

A holder of securities that are subordinated or “junior” to more senior securities of an issuer is entitled to payment after holders of more senior securities of the issuer. Subordinated securities are more likely to suffer a credit loss than non-subordinated securities of the same issuer, any loss incurred by the subordinated securities is likely to be proportionately greater, and any recovery of interest or principal may take more time. As a result, even a perceived decline in creditworthiness of the issuer is likely to have a greater impact on them. Certain Segregated Accounts in which the Fund invests may issue multiple tranches of interests to investors.

Risks of non-U.S. investments

Investing in non-U.S. issuers, or in U.S. issuers that have significant exposure to foreign markets, may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the Fund invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the Fund’s return. Non-U.S. issuers may be located in parts of the world that have historically been prone to natural disasters. Investing in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers. Depositary receipts may involve higher expenses and may trade at a discount (or premium) to the underlying security.

Below investment grade debt securities and unrated securities risk

Below investment grade debt securities, which are commonly called “junk” bonds, are rated below BBB- by Standard & Poor’s Ratings Services (“S&P”) or Baa3 by Moody’s Investors Service, Inc. (“Moody’s”), or have comparable ratings by another rating organization. Junk Bonds are speculative, have a higher risk of default or are already in default, tend to be less liquid and are more difficult to value than higher grade securities. Junk bonds tend to be volatile and more susceptible to adverse events and negative sentiments. These risks are more pronounced for securities that are already in default.

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Equity investing risk

The Fund may at times invest directly or indirectly in equity securities, which may be publicly or privately offered. The equity securities in which the Fund invests may be more volatile than the equity markets as a whole. Equity securities risk is the risk that the value of equity instruments to which the Fund is exposed will fall due to general market or economic conditions; overall market changes; local, regional or global political, social or economic instability; currency, interest rate and commodity price fluctuations; perceptions regarding the industries in which the issuers participate, and the particular circumstances and performance of the issuers. The prices of equities are also sensitive to rising interest rates, as the costs of capital rise and borrowing costs increase. Market conditions may affect certain types of equity securities to a greater extent than other types. Although equities have historically generated higher average returns than debt securities over the long term, equity securities also have experienced significantly more volatility in returns.

Preferred securities risk

Preferred securities may pay fixed or adjustable rates of return. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities. In addition, preferred securities generally pay a dividend and rank ahead of common stocks and behind debt securities in claims for dividends and for assets of the issuer in a liquidation or bankruptcy. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. Preferred securities may also be sensitive to changes in interest rates. When interest rates rise, the fixed dividend on preferred securities may be less attractive, causing the price of preferred stocks to decline. Preferred securities of smaller companies may be more vulnerable to adverse developments than preferred stock of larger companies.

Leveraging risk

The value of your investment may be more volatile and other risks tend to be compounded if the Fund borrows or has exposure to derivatives or other investments that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the Fund’s underlying assets and creates a risk of loss of value on a larger pool of assets than the Fund would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation or coverage requirements. During periods in which the Fund is using leverage, the fees paid to the Adviser for its investment advisory services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund’s average total assets.

Anti-takeover provisions

The Fund’s Amended and Restated Agreement and Declaration of Trust and Amended and Restated By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status.

Borrowing

The Fund has the option to borrow, which such borrowing, if any, the Fund anticipates would be used to satisfy repurchase requests from fund shareholders and otherwise to provide the Fund with temporary liquidity. The amount that the Fund may borrow will be limited by the provisions of Section 18 of the 1940 Act, which, among other limitations contained therein relating to the declaration of dividends or distributions, limits the issuance of a “senior security” (as defined in the 1940 Act) to those instances where immediately after giving effect to such issuance, the Fund will have “net asset coverage” (as defined in the 1940 Act) of at least 300%. To the extent the Fund borrows, the interest on borrowing by the Fund will be at prevailing market rates. Notwithstanding the foregoing, the Fund intends to limit its borrowing, if any, and the overall leverage of its portfolio to an amount that does not exceed 33 1/3% of the Fund’s gross asset value.

Investment Adviser

City National Rochdale, LLC (“City National Rochdale” or the “Adviser”) is the Fund’s investment adviser. The Adviser is responsible on a day-to-day basis for investment of the Fund’s portfolio in accordance with its investment objective and principal investment strategies.

The Adviser is a registered investment adviser that specializes in investment management for high-net-worth individuals, families and foundations. The Adviser had approximately $68.2 billion in assets under management as of January 31, 2025, and is a wholly-owned subsidiary of City National Bank (“CNB”), a federally chartered commercial bank founded in the early 1950s, which has provided trust and fiduciary services, including investment management services, to individuals and businesses for over 50 years. CNB currently provides investment management services to individuals, pension and profit sharing plans, endowments and foundations. As of January 31, 2025, CNB and its affiliates had approximately $102.9 billion in assets under administration, which includes approximately 74.8 billion in assets under management. CNB is a wholly-owned indirect subsidiary of RBC USA Holdco Corporation, which is a wholly-owned indirect subsidiary of Royal Bank of Canada.

The Adviser’s main office is at 400 Park Avenue, New York, New York 10022.

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The Fund does not currently charge a repurchase fee, and it does not currently expect to impose a repurchase fee.

Advisory Fee

The Fund pays the Adviser, as promptly as possible after the last day of each month, a fee for its investment advisory services in the amount of 0.50% of the Fund’s average total assets, less accrued liabilities. See “Management of the Fund.”

Expense Limitation

The Adviser has contractually agreed to waive its management fee and/or reimburse expenses to the extent necessary to ensure that the Fund’s total annual operating expenses will not exceed 1.00% (after fee waivers and/or expense reimbursements, and exclusive of front-end or contingent deferred loads, taxes, interest, brokerage commissions, acquired fund fees or expenses, extraordinary expenses such as litigation expenses, and other expenses not incurred in the ordinary course of the Fund’s business). These arrangements will continue until July 27, 2026 and shall automatically renew for an additional one-year period unless sooner terminated by the Fund or by the Board of Trustees upon 60 days’ written notice to the Adviser or termination of the advisory agreement between the Fund and the Adviser. The Adviser may recoup fees waived and expenses reimbursed for a period of three years following the date such reimbursement or reduction was made if such recoupment does not cause current expenses to exceed the expense limit for the Fund in effect at the time the expenses were paid/waived or any expense limit in effect at the time of recoupment.

Portfolio Manager

Thomas H. Ehrlein (the “Portfolio Manager”) is primarily responsible for the day-to-day management of the Fund’s portfolio.

Expenses

The Fund pays all of its organizational and investment expenses, including, without limitation, brokerage commissions (if any) and all other costs of executing transactions, calculating the Fund’s NAV, interest expense, insurance expense, custodial expense and all ongoing ordinary administrative and operational costs of the Fund, including legal costs, accounting costs, taxes and any fees paid to the Administrator (as defined below) and Custodian (as defined below) and all expenses incurred in connection with the offering and sales of its shares and communications with shareholders.

The Adviser bears all ongoing ordinary administrative and operational costs of the Adviser, including employees’ salaries, facilities, travel costs, technology costs, office supplies, research and data costs and its own legal, accounting and filing fees.

Fees Paid to Third Parties

The Fund currently invests significantly in Structured Investments issued by Segregated Accounts through which the Fund gains exposure to ILWs and/or Cat Bonds. The Fund may also invest in registered investment companies that invest in insurance- or reinsurance-related securities. A portion of the Fund’s investment in any Segregated Accounts and any registered investment companies may be used to pay the operating fees and expenses of those vehicles, such as underwriting commissions and the costs of the set-up, management and/or operation of the vehicles, including registration fees, fees for legal and accounting services and administration fees. With respect to the Segregated Accounts, the Fund as an ELN holder pays NB Re an underwriting commission on all ILWs or other non-cash investments of those Segregated Accounts. No other compensation is payable to NB Re as a result of the Fund’s investment in the Segregated Accounts. The Fund bears its allocated portion of the operating fees and expenses of the Special Purposes Entities in which it invests. The fees, expenses and commissions borne by the Fund on investments in Segregated Accounts are not reflected in the fee table and example below. The estimated fees and expenses to be incurred indirectly by the Fund on investments in registered investment companies are reflected in the fee table and example below, and will be separately reflected in the fee table as Acquired Fund Fees and Expenses should such costs exceed 0.01% of the Fund’s average net assets. These indirect costs will reduce the return to the Fund on its investment in such vehicles and affect its performance.

Shareholder Servicing Fee

The Fund is subject to a shareholder service agreement pursuant to which the Fund pays a fee of 0.25% of its average net assets to the Adviser for shareholder services provided to shareholders of the Fund. Because this fee is paid out of the Fund’s assets, over time the fee will increase the cost of a shareholder’s investment.

Administrator, Fund Accounting Agent, Distributor, Custodian and Transfer Agent

SEI Investments Global Funds Services, a wholly-owned subsidiary of SEI Investments, Co., located at One Freedom Valley Drive, Oaks, Pennsylvania 19456, serves as the Fund’s administrator and fund accounting agent (the “Administrator”). SEI Investments Distribution Co., a wholly-owned subsidiary of SEI Investments, Co., located at One Freedom Valley Drive, Oaks, Pennsylvania 19456, serves as the

City National Rochdale Select Strategies Fund | PAGE 20

Fund’s distributor (the “Distributor”). U.S. Bank National Association, located at 1555 N. Rivercenter Drive, Milwaukee, Wisconsin 53212, serves as the Fund’s custodian (the “Custodian”). U.S. Bank Global Fund Services, LLC, located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, serves as the Fund’s transfer agent (the “Transfer Agent”).

The Fund compensates the Administrator, the Custodian and the Transfer Agent for their services. The Distributor is not compensated for its services to the Fund.

Unlisted Closed-End Fund Structure

The Fund’s shares have very limited liquidity. The Fund’s shares are not listed and the Fund does not currently intend to list its shares for trading on any securities exchange, and the Fund does not expect there to be any secondary market for the Fund’s shares.

Shareholders of the Fund are not able to have their shares redeemed or otherwise sell their shares on a daily basis because the Fund is an unlisted closed-end fund. In order to provide some liquidity to shareholders, the Fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding shares, as described in this Prospectus.

An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the shares of the Fund. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund.

Distributions

The Fund intends to declare and pay dividends of substantially all net investment income and net realized capital gains at least annually. Unless shareholders specify otherwise, dividends will be reinvested in shares of the Fund.

Tax Considerations

You will normally be subject to federal income taxes, and any state or local taxes, on the dividends and other distributions you receive from the Fund. For U.S. federal income tax purposes, distributions from the Fund’s net capital gains (the excess, if any, of its net long-term capital gains over its net short-term capital losses) are considered long-term capital gains and are generally taxable to non-corporate shareholders at a reduced rate. Distributions from the Fund’s net short-term capital gains are generally taxable as ordinary income. Other dividends are generally taxable as ordinary income or, in general, if paid from the Fund’s “qualified dividend income” and if certain conditions, including holding period requirements, are met by the Fund and the shareholder, as qualified dividend income taxable to individual and certain other non-corporate shareholders at reduced U.S. federal income tax rates. “Qualified dividend income” generally is income derived from dividends paid by U.S. corporations or certain foreign corporations that are either incorporated in a U.S. possession or eligible for tax benefits under certain U.S. income tax treaties. In addition, dividends that the Fund receives in respect of stock of certain foreign corporations may be qualified dividend income if that stock is readily tradable on an established U.S. securities market. A portion of dividends received from the Fund (but none of the Fund’s capital gain distributions) may qualify for the dividends-received deduction for corporations.

The Fund reports to shareholders annually the U.S. federal income tax status of all Fund distributions.

If the Fund declares a dividend in October, November or December, payable to shareholders of record in such a month, and pays such dividend in January of the following calendar year, you will be subject to tax on the dividend as if you received it in the calendar year in which it was declared.

You should consult a tax adviser about state, local and foreign taxes on your distributions from the Fund.

See “Dividends and Distributions” and “Federal Income Tax Matters.”

SUMMARY OF FUND EXPENSES

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as fees or commissions to financial intermediaries, which are not reflected in the table and example below.

Shareholder Transaction Expenses
(fees paid directly from your investment)

Maximum Repurchase Fee	None
Sales Load	None

City National Rochdale Select Strategies Fund | PAGE 21

Annual Fund Operating Expenses
(as a percentage of net assets attributable to the shares)

Management Fee	0.50%
Shareholder Servicing Fee	0.25%
Other Expenses	0.22%
Recoupment of Previously Waived and Reimbursed Fees	0.01%
Total Annual Fund Operating Expenses	0.98%
Less: Fee Waiver and Expense Reimbursement(1)	(0.00)%
Net Annual Fund Operating Expenses	0.98%

(1)

The Adviser has contractually agreed to waive its management fee and/or reimburse expenses to the extent necessary to ensure that the Fund’s total annual operating expenses will not exceed 1.00% (after fee waivers and/or expense reimbursements, and exclusive of front-end or contingent deferred loads, taxes, interest, brokerage commissions, acquired fund fees or expenses, extraordinary expenses such as litigation expenses, and other expenses not incurred in the ordinary course of the Fund’s business). These arrangements will continue until July 27, 2026 and shall automatically renew for an additional one-year period unless sooner terminated by the Fund or by the Board of Trustees upon 60 days’ written notice to the Adviser or termination of the advisory agreement between the Fund and the Adviser. The Adviser may recoup fees waived and expenses reimbursed for a period of three years following the date such reimbursement or reduction was made if such recoupment does not cause current expenses to exceed the expense limit for the Fund in effect at the time the expenses were paid/waived or any expense limit in effect at the time of recoupment.

Example

The following Example is intended to help you understand the various costs and expenses that you, as a holder of shares, would bear directly or indirectly. The Example assumes that you invest $10,000 in shares of the Fund for the time periods indicated. Because there are no costs to you associated with repurchases of your shares, your costs would be the same whether you hold your shares or tender your shares for repurchase at the end of the time periods indicated. The example also assumes that your investment has a 5% return each year, that all dividends and distributions are reinvested at NAV, and that the Fund’s operating expenses (as described above) remain the same. The example should not be considered a representation of the Fund’s future expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$100	$312	$542	$1,201

The Example should not be considered a representation of future expenses. Actual expenses may be greater or lesser than those assumed for purposes of the Example. The Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the Example.

FINANCIAL HIGHLIGHTS

The following financial highlights table is intended to help you understand the Fund’s financial performance. The information for the fiscal years ended January 31, 2025, January 31, 2024 and January 31, 2023, has been derived from financial statements audited by Cohen & Company, Ltd, the Fund’s independent registered public accounting firm, whose report, along with the Fund’s financial statements are included in the Fund’s 2025 Annual Report (available upon request) and incorporated by reference into the Fund’s SAI. Information presented in the financial highlights tables is for a single fund share outstanding throughout the period shown. The total return figures in the tables represent the rate an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions).

The financial statements for the Fund since inception through fiscal year ended January 31, 2022, were audited by the Fund’s prior independent registered public accounting firms.

City National Rochdale Select Strategies Fund | PAGE 22

financial highlights
For a Share Outstanding Throughout each Year Presented

	Net Asset Value Beginning of Year	Net Investment Loss †(2)	Net Realized and Unrealized Gains (Losses)	Total From Operations	Distributions From Realized Capital Gains	Net Asset Value End of Year		Total Return ‡	Net Assets End of Year (000)	Ratio of Expenses to Average Net Assets (1)(2)	Ratio of Expenses to Average Net Assets (Excluding Waivers/ Recoupments) (2)	Ratio of Net Investment Loss to Average Net Assets (1)(2)	Portfolio Turnover Rate
City National Rochdale Select Strategies Fund
Class 1
2025	$14.30	$(0.15)	$1.83	$1.68	$(0.47)	$15.51	††	11.77%	$228,223	0.98%	0.97%	(0.98)%	0%
2024	12.41	(0.13)	2.06	1.93	(0.04)	14.30		15.58	223,855	1.00	0.97	(1.00)	0
2023	12.29	(0.12)	0.24	0.12	—	12.41		0.98	197,212	1.00	1.04	(1.00)	2
2022	11.60	(0.12)	0.81	0.69	—	12.29		5.95	197,578	0.99	0.99	(0.99)	0
2021	10.90	(0.11)	0.81	0.70	—	11.60		6.42	154,335	1.00	1.05	(1.00)	0
2020	10.25	(0.11)	0.76	0.65	—	10.90		6.34	123,184	1.00	1.16	(1.00)	0
2019	9.61	(0.10)	0.74	0.64	—	10.25		6.66	62,424	1.00	1.88	(1.00)	0
2018*	10.00	(0.05)	(0.34)	(0.39)	—	9.61		(3.90)	34,189	1.00	4.89	(1.00)	0

†	Per share calculations are based on average shares outstanding throughout each year.
‡

Fee waivers/recoupments are in effect; if they had not been in effect, performance would have been lower/higher. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

††

Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

(1)	Ratio includes waivers. The impact of the recovered fees may cause a higher net expense ratio.
(2)	Ratios and per share amounts do not include income and expenses of underlying Equity Linked Notes.
*	Commenced operations on July 27, 2017.

City National Rochdale Select Strategies Fund | PAGE 23

THE FUND

City National Rochdale Select Strategies Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized under the laws of the State of Delaware on December 1, 2016, and has registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s principal office is located at 400 Park Avenue, New York, New York 10022, and its telephone number is 1-888-889-0799.

USE OF PROCEEDS

The Fund will invest the proceeds of the offering of shares in accordance with the Fund’s investment objective and principal investment strategies as stated below.

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES

When used in this Prospectus, the term “invest” includes both direct investing and indirect investing and the term “investments” includes both direct investments and indirect investments. For example, the Fund may invest indirectly by investing through investment in one or more Segregated Accounts. The Fund may be exposed to the different types of investments described below through such “indirect” investments.

INVESTMENT OBJECTIVE

The Fund seeks to provide total return consisting of income and capital appreciation. There can be no assurance that the Fund will achieve its investment objective.

The Fund’s investment objective may be changed without shareholder approval. The Fund will provide notice prior to implementing any change to its investment objective.

PRINCIPAL INVESTMENT STRATEGIES

The Fund generally pursues its investment objective by focusing on particular types of reinsurance investments providing exposure to the insurance risk of natural catastrophes, such as hurricanes and earthquakes. The Fund normally implements its investment strategies by investing significantly in structured reinsurance investments (“Structured Investments”), such as equity-linked notes (“ELNs”) and preferred shares, issued by insurance company segregated accounts or special purpose vehicles (“Segregated Accounts”) whose return is tied to underlying industry loss warranties (“ILWs”) and/or catastrophe bonds (“Cat Bonds,” also known as insurance-linked bonds or event linked bonds). Under normal circumstances, the Fund invests primarily in instruments designed to provide exposure to ILWs and/or Cat Bonds, and at least 70% of its total assets in investments designed to provide exposure to ILWs.

In selecting and/or evaluating direct and indirect investments, the Adviser uses a combination of quantitative and qualitative analysis, considering, among other things, data and information obtained from third party models. In particular, the Adviser relies on research provided by two of the leading catastrophe risk modeling companies, which seek to measure catastrophe risks on a probabilistic basis, using simulation techniques. The Adviser analyzes each direct investment and each investment made by a Segregated Account on an individual basis and relative to potential impact within the Fund’s entire portfolio. Each investment is assigned a probability of loss based on the modeled projections of an event occurring. In selecting ILWs or Structured Investments with exposure to ILWs, the Adviser considers a wide range of factors, both in terms of portfolio level diversification, as well as broader trends impacting the potential investments, including cyclical seasonal forecasts (i.e., short- to medium-term) and secular/historical data (i.e., long-term averages). The Adviser has been investing in and analyzing investments in the reinsurance market since 2013. The Adviser currently has full transparency into the holdings of each Segregated Account in which the Fund expects to make a Structured Investment.

In implementing the Fund’s investment strategy, the Adviser generally seeks to invest directly or indirectly in ILWs and Cat Bonds tied to a varied group of available perils and geographic regions.

The Fund currently gains a significant amount of its exposure to ILWs and Cat Bonds indirectly through Structured Investments in the form of ELNs issued by Segregated Accounts (specifically, segregated accounts, each with distinct and segregated assets and liabilities under Bermuda law and a separate stream of earnings) of NB Reinsurance Ltd., a Bermuda Class 3 insurer registered under the Segregated Accounts Companies Act 2000 of Bermuda as a segregated accounts company (“NB Re”). The Fund normally invests approximately 80% of its assets, on average over time, in Segregated Accounts of NB Re. The Fund will generally not invest more than 25% of its assets in any one such Segregated Account. See “Segregated Accounts of NB Re” under “Principal portfolio composition – Structured reinsurance investments” below.

City National Rochdale Select Strategies Fund | PAGE 24

Many of the ILWs and/or Cat Bonds to which the Fund will have exposure will be shorter-term instruments that are seasonal in nature. ILWs may be documented as insurance contracts or as swaps. All references in this Prospectus to ILWs include ILWs documented in the form of swaps or other derivatives. The Segregated Accounts which issue the Structured Investments normally hold cash and/or cash equivalents when not holding ILWs and/or Cat Bonds, and these periods may be as long as several months.

The Fund may invest in registered investment companies, such as exchange-traded funds (“ETFs”), that invest in insurance- or reinsurance-related securities.

In addition to the above, the Fund may invest in a broad range of other types of equity securities and debt securities, including instruments and obligations of U.S. and non-U.S. corporate and other non-governmental entities, those of U.S. and non-U.S. governmental entities (including government agencies and instrumentalities), floating rate loans and other floating rate securities, subordinated debt securities, certificates of deposit, money market securities, funds that invest primarily in debt securities, and cash, cash equivalents and other short term holdings.

The Fund’s other investments may have fixed or variable principal payments and all types of interest rate and dividend payment and reset terms, including fixed rate, adjustable rate, floating rate, contingent, deferred, payment in kind and auction rate features. The Fund’s investments may include instruments that allow for balloon payments or negative amortization payments.

To the extent consistent with the repurchase liquidity requirement of an interval fund, the Fund may invest without limitation in illiquid securities.

The Fund’s investment strategies and policies may be changed from time to time without shareholder approval, unless specifically stated otherwise in this Prospectus or in the SAI.

Principal portfolio composition

Under normal circumstances, the Fund invests primarily in instruments designed to provide exposure to ILWs and/or Cat Bonds, and at least 70% of its total assets in investments designed to provide exposure to ILWs. The Fund currently gains a significant amount of its exposure to ILWs and Cat Bonds indirectly through investments in Structured Investments in the form of ELNs issued by Segregated Accounts of NB Re.

Structured reinsurance investments

The Fund currently gains a significant percentage of its exposure to ILWs and Cat Bonds by holding Structured Investments, primarily ELNs issued by Segregated Accounts (specifically, segregated accounts) of NB Re. Structured Investments are privately structured securities utilized to gain exposure to the reinsurance market. These customizable instruments facilitate risk-transfer from insurance markets to capital market investors. The Fund, as holder of a Structured Investment, participates in the premiums and losses associated with the underlying ILWs and/or Cat Bonds. Structured Investments are generally considered illiquid investments by the Fund.

The Adviser currently has full transparency into the holdings of each Segregated Account in which the Fund expects to make a Structured Investment.

The reinsurance market is highly cyclical, with coverage being written at the beginning of the year and midyear for coverage for the following 12 months. The pricing of reinsurance is also highly cyclical as premiums for reinsurance coverage are driven, in large part, by insurers’ recent loss experience.

Segregated Accounts of NB Re

As of the date of this Prospectus, NB Re has created twenty Segregated Accounts, each with distinct and segregated assets and liabilities under Bermuda law and a separate stream of earnings. NB Re may create additional Segregated Accounts. Each of the Segregated Accounts has an unlimited term. A Segregated Account is not exposed to the financial condition or backing of NB Re or any other Segregated Account. The holders of interests in a Segregated Account may, in that capacity, share only in the income, and bear only the losses, of that Segregated Account, and not of any other Segregated Account or of the general account of NB Re. Each Segregated Account has a separate board of managers. No manager of any Segregated Account is affiliated with NB Re, Neuberger Berman (as defined below) or their respective affiliates.

Each Segregated Account has issued common shares which are held by Neuberger Berman Group LLC, an investment fund partnership (“Neuberger Berman”). All common shares of the general account of NB Re are held by Neuberger Berman and other funds that are managed by the entity that manages Neuberger Berman or one or more of their affiliates. Neuberger Berman holds more of such common shares than any other owner. The common shares are expected to represent only a small economic interest in the respective issuing Segregated Account. The common shares entitle the holder to possess all voting power in respect of a Segregated Account. Neuberger Berman has assigned all of its voting rights attendant to the common shares of the Segregated Accounts among three independent third party administrators. No administrator holds more than 45% of the voting power of the Segregated Accounts in the aggregate, determined on a net asset value dollar-weighted basis. The voting rights are held by the administrators pursuant to contractual arrangements between the administrators and the

City National Rochdale Select Strategies Fund | PAGE 25

holders of the common shares. Each administrator independently exercises its voting rights, including with respect to the election of the board of managers of each Segregated Account with respect to which it has voting rights. These arrangements with the independent third party administrators may not be terminated prior to the expiration thereof, provided that Neuberger Berman has the right to terminate an arrangement in the case of malfeasance of the relevant administrator in the discharge of its duties under the arrangement. Upon the expiration of the term of an arrangement which is not renewed, or in the event of the termination by Neuberger Berman of an arrangement, a new arrangement will be entered into with respect to each relevant Segregated Account with a new independent third party administrator meeting certain minimum specified criteria.

Each Segregated Account has also issued non-voting preferred sharing interests, which represent economic interest in the respective Segregated Account. The Fund does not and will not invest in the preferred sharing interests issued by each Segregated Account. The non-voting preferred sharing interests are held directly or indirectly by an unregistered hedge fund and other stakeholders which are not affiliated with the Fund or the Adviser. The hedge fund is advised by an affiliate of NB Re and could create an actual or potential conflict of interest to favor holders of preferred sharing interests. For example, a Segregated Account in which the hedge fund is invested and the Fund is not invested may receive an investment opportunity not allocated to a Segregated Account in which the Fund is invested.

Each Segregated Account may also issue ELNs, a type of Structured Investment. The ELNs are direct, unsecured and unsubordinated obligations of the respective Segregated Accounts and rank pari passu with the preferred sharing interests issued by each Segregated Account. Each ELN is expected to have a term of ten years from initial issue and will include a variety of redemption rights. The Fund will have the right to redeem the ELNs on a quarterly basis subject to certain limitations based on the expected levels of liquidity in the Segregated Accounts during the year, including the right to redeem in full each January. Upon the occurrence of certain events, the ELNs will be mandatorily redeemed or the Fund will have the right to redeem in full. The Fund may sell the ELNs without the consent of NB Re or NB Re’s affiliates. The return on the ELNs issued in respect of a Segregated Account is linked to the performance of the preferred sharing interests issued in respect of that Segregated Account. The amount payable on the ELNs will be reduced by any losses on the underlying holdings of the issuing Segregated Account, and such a reduction could result in a partial or full loss of principal on the ELNs. The terms of the ELNs may only be amended with the consent of the holders. The Fund may, in the complete and sole discretion of the Adviser, advance funds to a Segregated Account in exchange for an ELN or exercise the redemption rights provided under an ELN issued by a Segregated Account. The Adviser currently has full transparency into the holdings of each Segregated Account. There is no requirement or understanding that the Fund will invest in any Segregated Account or that the investments in ELNs or redemptions of ELNs by the Fund will be made on a ratable basis across the Segregated Accounts.

None of the Segregated Accounts are expected to meet the definition of “investment company” contained in Section 3(a) of the 1940 Act, because none is expected to hold a meaningful amount of securities. Nonetheless, due to the character of each Segregated Account’s investor base, it is expected that each Segregated Account will qualify for the exception from the definition of “investment company” provided in Section 3(c)(7) of the 1940 Act.

The primary business of each Segregated Account is entering into ILWs. The Segregated Accounts may also make investments in Cat Bonds. The Segregated Accounts may use leverage. Many of the ILWs and/or Cat Bonds held by the Special Purposes Entities are shorter-term instruments that are seasonal in nature. ILWs may be documented as insurance contracts or as swaps. All references in this Prospectus to ILWs include ILWs documented in the form of swaps or other derivatives. The Segregated Accounts normally hold cash and/or cash equivalents when not holding ILWs and/or Cat Bonds, and these periods may be as long as several months.

Each Segregated Account is expected to have a distinct risk profile and will hold only those investments which meet the investment guidelines for that Segregated Account as agreed by the Segregated Account and the Fund. The investment guidelines for a Segregated Account may only be amended with the consent of the Fund. The investment guidelines of each Segregated Account are generally distinct from each other Segregated Account by geography, risk, coverage level, insureds and type. For example, while one Segregated Account may focus on all natural perils risks impacting Europe, while another may focus on wind events impacting the U.S., and another may focus on earthquakes in Japan, Australia and New Zealand. In addition, a limited number of Segregated Accounts may focus on a specific type of insurance loss trigger. For example, one Segregated Account may focus on contracts with an “aggregate” trigger (i.e., by reference to the total amount of loss over a series of qualifying events for the term of the contract), while another may focus on contracts that can be triggered by single events above the determined damage threshold. It is possible that, in limited circumstances, two Segregated Accounts may invest in the same ILW or Cat Bond, but such overlap is expected to be immaterial relative to such Segregated Accounts’ other holdings and their other assets would be distinct and unique to the respective Segregated Account. Under adverse or unstable conditions and with the consent of the Fund, a Segregated Account may deviate from its investment guidelines.

The Adviser, currently with full transparency into the holdings of each Segregated Account, has complete and sole discretion to choose in which Segregated Account the Fund invests and how to allocate the Fund’s assets among the Segregated Accounts.

Premium payments received by a Segregated Account of NB Re are generally not distributed to the Fund, but are instead reinvested consistent with the investment guidelines of that Segregated Account.

City National Rochdale Select Strategies Fund | PAGE 26

Industry loss warranties

Although the Fund currently invests primarily indirectly in ILWs through its investments in Structured Investments, the Fund reserves the ability to invest without limit directly in ILWs. ILWs are a type of short-term reinsurance contract whereby one party agrees to a set payment to its counterparty if insurance industry losses, as determined by an independent, third-party assessor, exceed a specified trigger amount.

ILWs are instruments that are privately negotiated among insurance companies, corporations, financial investors and public entities that seek to minimize commercial disruption in the event of the occurrence of natural disasters that negatively impact business operations. ILWs typically cover, among other things, natural catastrophe events, such as tornadoes, hurricanes, earthquakes, typhoons, windstorms, fires, floods and other weather-related occurrences in the United States, Japan and Europe. For example, the buyer of a “$10 million limit US Wind ILW attaching at $2 billion” will pay an upfront premium to a protection writer (i.e., the reinsurer or a Segregated Account) and in return will receive $10 million if total losses to the insurance industry from a single U.S. hurricane exceed $2 billion. The industry loss ($2 billion in this case) is often referred to as the “trigger” and is reported by an independent third party after an event has occurred. The amount of protection offered by the contract ($10 million in this case) is referred to as the “limit.” The Fund or Segregated Account, as holder of the ILW or ILW Instrument, would be entitled to a return linked to the premium paid by the buyer and the occurrence or non-occurrence of the trigger event. If the trigger event occurs, the Fund or Segregated Account may lose all or a substantial portion of its investment.

The Adviser currently expects that all or substantially all of the ILWs in which the Fund directly or indirectly invests will be fully collateralized by the counterparties to seek to minimize counterparty risk. In a typical ILW transaction, the counterparty will contribute an agreed-upon premium to an independently administered collateral trust at the commencement of the contract and the Fund or the Segregated Account will contribute funds to such collateral trust in respect of an agreed-upon limit of coverage.

If, within the contract’s duration the insured loss event does not occur in a specified magnitude and within pre-determined durations, as determined by an agreed-upon, independent, third-party assessor, all amounts placed in the collateral trust will be released to the Fund or Segregated Account. If the insured event does occur, all of the amounts placed in the collateral trust will be released to the counterparty. Due to the time required to determine triggering events, in some cases, it may take a significant period of time for the underlying transaction to be completed and funds appropriately released.

Catastrophe bonds

Although the Fund currently primarily invests in Cat Bonds (also known as insurance-linked bonds or event-linked bonds) on an indirect basis through its investments in Structured Investments, the Fund reserves the ability to invest without limit directly in such instruments. Cat Bonds are instruments that transfer risk from an issuer (such as an insurance company or a reinsurance company) to capital markets investors.

Cat Bonds are often structured as floating rate debt obligations for which the return of principal and the payment of interest are contingent on the non-occurrence of a pre-defined “trigger” event, such as a hurricane or an earthquake of a specific magnitude. The trigger event’s magnitude may be based on losses to a company or industry, industry indexes or readings of scientific instruments, or may be based on specified actual losses. If a trigger event, as defined within the terms of a Cat Bond, occurs, the Fund may lose a portion or all of its accrued interest and/or principal invested in such Cat Bond or investment in Structured Investments with exposure to such Cat Bond. The Fund is entitled to receive principal and interest payments so long as no trigger event occurs of the description and magnitude specified by the instrument.

As mentioned above, the Fund may invest in different types of Cat Bonds where the trigger event may be based on issuer company-wide losses (“indemnity triggers”), the occurrence of a catastrophic event with certain defined physical parameters (e.g., wind speed and location of a hurricane or magnitude and location of an earthquake) (“parametric triggers”), the estimated loss for the insurance industry as a whole from a particular catastrophe (where estimates are derived from a reporting service, such as Property Claim Services) (“industry loss triggers”), and a catastrophe-modeling firm’s database estimate of an industry loss, or a company’s losses compared to a modeling firm’s industry estimate of losses (“modeled loss triggers”). Certain investments may have multiple triggers or a combination of the different types of triggers (“hybrid triggers”). For example, a hybrid trigger could involve the occurrence of both a U.S. hurricane and a Japanese earthquake with a different kind of index trigger for each. Another example of a hybrid trigger involves different trigger types occurring in a particular sequence. For example, after the occurrence of a qualifying U.S. earthquake, a modeled-loss index is used to establish a company’s overall market share, and then applied to the industry loss index associated with the qualifying event to determine any principal reduction.

Cat Bonds may have trigger events related to a broad range of insurance risks, which can be broken down into three major categories: natural risks, weather risks and non-natural events. Investments in Cat Bonds with trigger events related to natural risks generally provide coverage for natural catastrophes, such as hurricanes and earthquakes. Investments in Cat Bonds linked to weather risks provide insurance to companies, or insurers of companies, whose sales depend on the weather and provide a hedge on the impact of weather-related risks. For example, a weather Cat Bond could provide coverage based on the average temperature in a region over a given period. Investments in Cat Bonds linked to non-natural risks could cover a much broader array of insurable risks, such as aerospace and shipping catastrophes.

City National Rochdale Select Strategies Fund | PAGE 27

Certain Cat Bonds may cover the risk that multiple loss events will occur. While the Fund intends to generally invest in Cat Bonds with trigger events related to natural risks, the Fund has no limit as to the types of events, geographic areas or thresholds of loss referenced by Cat Bonds in which it can invest.

Some Cat Bonds reference only a single event. Other Cat Bonds may reference multiple events, the occurrence of any one (or other number) of which would satisfy these criteria.

Cat Bonds may be issued by government agencies, insurance companies, reinsurers, special purpose corporations or other U.S. or non-U.S. entities. Cat Bonds are often rated by at least one nationally recognized statistical rating organization (“NRSRO”), but also may be unrated. The rating for a Cat Bond, if any, primarily reflects the rating agency’s calculated probability that a trigger event will occur. This rating also assesses the Cat Bond’s credit risk and the model used to calculate the probability of a trigger event. Cat Bonds are often rated below investment grade or unrated. The Fund generally invests in Cat Bonds that are rated below investment grade or are unrated, but determined by the Adviser to be of comparable credit quality as below investment grade.

The majority of the Fund’s direct or indirect investments in Cat Bonds are typically held in collateral trust accounts in conjunction with the formal bond offering. Funds within such collateral account generally are assigned by way of security interest to a trustee pursuant to a deed of charge.

Derivatives

The Fund may have exposure to ILWs documented in the form of swaps or other derivatives through its investments in Structured Investments, but does not expect to invest directly in derivatives instruments.

The use of derivatives involves a variety of risks, which may be different from, or greater than, the risks associated with investing in traditional securities, such as stocks and bonds. Risks of derivatives include Illiquidity and restricted securities risk, Interest rate risk, Valuation risk, Market risk, Counterparty risk and Credit risk. Use of derivatives can increase Fund losses, increase costs, reduce opportunities for gains, increase Fund volatility, and not produce the result intended. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. Even a small investment in derivatives can have a disproportionate impact on the Fund. Derivatives may be difficult or impossible to sell, unwind or value, and the counterparty (including, if applicable, the Fund’s clearing broker, the derivatives exchange or the clearinghouse) may default on its obligations to the Fund. In certain cases, the Fund may incur costs and may be hindered or delayed in enforcing its rights against or closing out derivatives instruments with a counterparty, which may result in additional losses. Derivatives are also generally subject to the risks applicable to the assets, rates, indices or other indicators underlying the derivative. including Market risk, Credit risk, Illiquidity and restricted securities risk, Management and operational risk and Valuation risk. Also, suitable derivative transactions may not be available in all circumstances or at reasonable prices. The value of a derivative may fluctuate more or less than, or otherwise not correlate well with, the underlying assets, rates, indices or other indicators to which it relates. Using derivatives also subjects the fund to certain operational and legal risks. The Fund may segregate cash or other liquid assets to cover the funding of its obligations under derivatives contracts or make margin payments when it takes positions in derivatives involving obligations to third parties.

Rule 18f-4 under the 1940 Act provides a comprehensive regulatory framework for the use of derivatives by registered investment companies, such as the Fund, and imposes requirements and restrictions on investments in derivatives made by such investment companies, including establishing an asset segregation framework previously used by funds to comply with Section 18 of the 1940 Act. Unless a fund qualifies as a “limited derivatives user,” as defined under Rule 18f-4, the rule, among other things, requires the fund to adopt and implement a derivatives risk management program (“DRMP”) and comply with a relative or absolute limit on fund leverage risk calculated based on value-at-risk (“VaR”). The DRMP is administered by a “derivatives risk manager,” who is appointed by a fund’s board and periodically reviews the DRMP and reports to the board. Generally, the full requirements of Rule 18f-4 do not apply to a fund if it uses derivative instruments in a limited amount, and therefore, qualifies as a “limited derivatives user,” as defined in the rule. The Fund intends to qualify as a “limited derivatives user” as defined in Rule 18f-4, and has adopted policies and procedures to monitor compliance with such qualification. In addition, Rule 18f-4 provides special treatment for reverse repurchase agreements and similar financing transactions and unfunded commitment agreements. With the Fund’s reliance on Rule 18f-4, as applicable, the Fund’s approach to asset segregation or “earmarking” and coverage requirements with respect to derivatives and similar instruments is no longer applicable. The Fund may still segregate cash or other liquid or other assets to cover the funding of its obligations under derivatives contracts or make margin payments when it takes positions in derivatives involving obligations to third parties. The requirements of Rule 18f-4 may limit the Fund’s ability to engage in derivatives transactions as part of its investment strategies. These requirements may also increase the cost of the Fund’s investments and cost of doing business, which could adversely affect the value of the Fund’s investments and/or the performance of the Fund. The rule also may not be effective in limiting the Fund’s risk of loss from derivatives. There may be additional regulation of the use of derivatives by registered investment companies which could significantly affect their use. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, limit their availability or utility, or otherwise adversely affect their performance or disrupt markets.

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Other investment companies

The Fund may invest in the securities of other registered investment companies, including ETFs and money market funds, to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the 1940 Act and the rules thereunder. Investment in other registered investment companies may provide the Fund with exposure to segments of the insurance and reinsurance market represented by another fund at times when the Fund might not be able to buy the particular type of securities directly. The Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies’ expenses, including advisory fees. These expenses are in addition to the direct expenses incurred by the Fund. The Fund does not intend to invest in other investment companies unless the Adviser believes that the potential benefits of the investment justify the payment of any premiums or sales charges. Absent certain statutory exceptions and exemptive rules, the Fund’s investments in the securities of other investment companies are subject to the limits that apply to those types of investments under the 1940 Act. However, under Rule 12d1-4, the Fund may invest in other investment companies, including ETFs, in excess of these limits, subject to certain conditions.

Liquidity and restricted securities

A significant percentage of the ILWs and Cat Bonds in which the Fund invests are legally restricted as to resale pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), and securities eligible for resale pursuant to Rule 144A thereunder. Certain Section 4(2) and Rule 144A securities may be treated as liquid securities pursuant to procedures adopted by the Board of Trustees (“Board of Trustees” or “Board”), and most or all of the Cat Bonds in which the Fund invests are considered liquid securities. Even if determined to be liquid, holdings of Rule 144A securities may increase the level of fund illiquidity if eligible buyers become uninterested in purchasing them. Other insurance- and reinsurance-related, are generally considered illiquid securities by the Fund. The Fund may invest substantially in illiquid securities.

Other investments

Floating rate investments

Floating rate investments are securities and other instruments with interest rates that adjust or “float” periodically based on a specified interest rate or other reference and include repurchase agreements, money market securities and shares of money market and short-term bond funds. For purposes of the Fund’s investment policies, the Fund considers as floating rate instruments adjustable rate securities, fixed rate securities with durations of less than or equal to one year, and funds that invest primarily in floating rate instruments.

Floating rate loans

Floating rate loans are provided by banks and other financial institutions to large corporate customers. These loans are rated below investment grade, but typically are secured with specific collateral and have a senior position in the capital structure of the borrower. These loans typically have rates of interest that are reset periodically by reference to a base lending rate, such as or Secured Overnight Financing Rate (“SOFR”) or, previously, the London Interbank Offered Rate (“LIBOR”), plus a premium.

Non-U.S. investments

The Fund may invest without limit in securities of non-U.S. issuers, including securities of emerging market issuers. Because the majority of (re)insurance-related security issuers are domiciled outside the United States, the Fund normally invests significant amounts of its assets in non-U.S. securities. Non-U.S. issuers are issuers that are organized and have their principal offices outside of the United States. Non-U.S. securities may be issued by non-U.S. governments, banks or corporations, or private issuers, and certain supranational organizations, such as the World Bank and the European Union.

Below investment grade debt securities

The Fund may invest in debt securities rated below investment grade or, if unrated, of equivalent quality as determined by the Adviser. Below investment grade securities, which are commonly referred to as “junk” bonds, have high risk, speculative characteristics. A debt security is below investment grade if it is rated Ba/BB or lower or the equivalent rating by at least one NRSRO or determined to be of equivalent credit quality by the Adviser. Below investment grade debt securities involve greater risk of loss, are subject to greater price volatility and are less liquid, especially during periods of economic uncertainty or change, than higher quality debt securities. Below investment grade securities also may be more difficult to value.

If a security receives different ratings from two or more NRSROs, the Fund will use the rating chosen by the Portfolio Manager (as defined below) as most representative of the security’s credit quality. The ratings of NRSROs represent their opinions as to the quality of the securities that they undertake to rate and may not accurately describe the risks of the securities. An NRSRO may have a conflict of interest with respect to a security for which it assigns a quality rating. In addition, there may be a delay between a change in the credit quality of a

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security or other asset and a change in the quality rating assigned to the security or other asset by an NRSRO. If an NRSRO changes the quality rating assigned to one or more of the Fund’s portfolio securities, the Adviser will consider if any action is appropriate in light of the Fund’s investment objective and strategies. An investor can still lose significant amounts when investing in investment grade securities.

Equity securities

Equity securities include common stocks, warrants and rights, as well as “equity equivalents” such as preferred stocks and securities convertible into common stock. The equity securities in which the Fund invests may be publicly or privately offered. Preferred stocks generally pay a dividend and rank ahead of common stocks and behind debt securities in claims for dividends and for assets of the issuer in a liquidation or bankruptcy. The dividend rate of preferred stocks may cause their prices to behave more like those of debt securities. A convertible security is one that can be converted into or exchanged for common stock of an issuer within a particular period of time at a specified price, upon the occurrence of certain events or according to a price formula. Convertible securities offer the Fund the ability to participate in equity market movements while also seeking some current income. Convertible debt securities pay interest and convertible preferred stocks pay dividends until they mature or are converted, exchanged or redeemed. The Fund considers some convertible securities to be “equity equivalents” because they are convertible into common stock. The credit ratings of those convertible securities generally have less impact on the investment decision, although they may still be subject to credit and interest rate risk.

Reverse repurchase agreements and borrowing

The Fund may enter into reverse repurchase agreements pursuant to which the Fund transfers securities to a counterparty in return for cash, and the Fund agrees to repurchase the securities at a later date and generally for a higher price. Reverse repurchase agreements are treated as borrowings by the Fund, are a form of leverage and may make the value of an investment in the Fund more volatile and increase the risks of investing in the Fund. The Fund also may borrow money from banks or other lenders, including to finance repurchase requests. Entering into reverse repurchase agreements and other borrowing transactions may cause the Fund to liquidate positions when it may not be advantageous to do so in order to satisfy its obligations or to meet segregation requirements.

Repurchase agreements

The Fund may enter into repurchase agreements with broker-dealers, member banks of the Federal Reserve System and other financial institutions. Repurchase agreements are arrangements under which the Fund purchases securities and the seller agrees to repurchase the securities within a specific time and at a specific price. The repurchase price is generally higher than the Fund’s purchase price, with the difference being income to the Fund. A repurchase agreement may be considered a loan by the Fund collateralized by securities. Under the direction of the Board of Trustees, the Adviser reviews and monitors the creditworthiness of any institution which enters into a repurchase agreement with the Fund. All repurchase agreements entered into by the Fund shall be fully collateralized with U.S. Treasury and/or agency obligations at all times during the period of the agreement in that the value of the collateral shall be at least equal to an amount of the loan, including interest thereon. Collateral is held by the Fund’s custodian in a segregated safekeeping account for the benefit of the Fund. Repurchase agreements afford the Fund an opportunity to earn income on temporarily available cash. In the event of commencement of bankruptcy or insolvency proceedings with respect to the seller of the security before repurchase of the security under a repurchase agreement, the Fund may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. If the court characterizes the transaction as a loan and the Fund has not perfected a security interest in the collateral, the Fund may be required to return the collateral to the seller’s estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the Fund would be at risk of losing some or all of the principal and interest involved in the transaction.

Cash management and temporary investments

Normally, the Fund invests substantially all of its assets to meet its investment objective. The Fund may invest the remainder of its assets in securities with remaining maturities of less than one year or cash equivalents, or may hold cash. For temporary defensive purposes, including during periods of unusual cash flows, the Fund may depart from its principal investment strategies and invest part or all of its assets in these securities or may hold cash. To the extent that the Fund has any uninvested cash, the Fund would also be subject to risk with respect to the depository institution holding the cash. During such periods, it may be more difficult for the Fund to achieve its investment objective. The Fund may adopt a defensive strategy when the Adviser believes securities in which the Fund normally invests have special or unusual risks or are less attractive due to adverse market, economic, political or other conditions.

Short-term trading

The Fund usually does not trade for short-term profits. The Fund will sell an investment, however, even if it has only been held for a short time, if it no longer meets the Fund’s investment criteria. If the Fund does a lot of trading, it may incur additional operating expenses, which would reduce performance, and could cause shareowners to incur a higher level of taxable income or capital gains.

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RISK FACTORS

Risk is inherent in all investing. Investing in any investment company security involves risk, including the risk that you may receive little or no return on your investment. Therefore, before purchasing shares of the Fund, you should consider carefully the following risks that you assume when you invest in the Fund.

PRINCIPAL RISKS

General

The Fund is a non-diversified, closed-end management investment company designed primarily as a long-term investment and not as a trading tool. The Fund is not a complete investment program and should be considered only as an addition to an investor’s existing portfolio of investments. Because the Fund predominantly provides exposure to ILWs and Cat Bonds, which may carry risk similar to below investment grade (high yield) debt securities, an investment in the Fund’s shares is speculative in that it involves a high degree of risk. Due to uncertainty inherent in all investments, there can be no assurance that the Fund will achieve its investment objective. In addition, even though the Fund makes periodic offers to repurchase a portion of its outstanding shares to provide some liquidity to shareholders, shareholders should consider the Fund to be an illiquid investment.

Insurance and reinsurance investments risk

A principal risk of an investment in insurance and reinsurance instruments is that a triggering event(s) (e.g., natural perils, such as a hurricane, tornado, earthquake, typhoon, windstorm, fire, flood and other weather-related occurrence of a particular size/magnitude in a designated geographic area) will occur and the Fund will lose all or a significant portion of the principal it has invested in the security and the right to additional interest and/or dividend payments with respect to the security and an investor will lose money. If multiple triggering events occur that impact a significant portion of the portfolio of the Fund, the Fund could suffer substantial losses. A significant portion of the Fund’s assets will generally have exposure to ILWs and Cat Bonds tied to natural perils and there is inherent uncertainty as to whether, when, where and to what extent such events will occur. There is no way to accurately predict whether a triggering event will occur and, because of this significant uncertainty, insurance and reinsurance investments carry a high degree of risk. In addition to the specified trigger events, reinsurance investments may expose the Fund to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences. The Fund is subject to the principal risks described herein, whether through the Fund’s (i) direct investments, (ii) indirect investment through one or more Segregated Accounts, or (iii) other investments.

Risks of investing in structured reinsurance investments

Structured Investments, such as ELNs and preferred shares, are generally subject to the same risks as the underlying ILWs and/or Cat Bonds, as applicable.

The Fund’s successful use of Structured Investments will generally depend on, among other things, the Adviser’s quantitative and qualitative analysis of various factors, including the probability of the occurrence of trigger events in the underlying ILWs and/or Cat Bonds. Should the price of the underlying ILWs and/or Cat Bonds move in an unexpected manner, should a triggering event occur on one or more underlying ILWs and/or Cat Bonds, or should the structure of the Structured Investment respond to market conditions differently than anticipated, the Fund may not achieve the anticipated benefits of the investment in the Structured Investment, and it may realize losses, which could be significant and could include the Fund’s entire principal investment.

Structured Investments are generally considered illiquid securities by the Fund. An investor in Structured Investments participates in the premiums and losses associated with the underlying ILWs and/or Cat Bonds. Premium payments received by a Segregated Account of NB Re will generally not be distributed to the Fund, but will instead be reinvested consistent with the investment guidelines of that Segregated Account. Structured Investments may be difficult to value.

Segregated Accounts which issue Structured Investments have operating fees and expenses separate from the fees and expenses that the Fund bears directly in connection with its own operations. The Fund will indirectly bear its allocated share of the operating fees and expenses assessable to the holders of those Structured Investments in which the Fund invests. Such fees and expenses, which are not reflected in the fee table and example below, reduce the return to the Fund on such investments and affect its performance.

Risks of investing in industry loss warranties

ILWs are exposed to catastrophic risks that can lead to binary performance of individual transactions. Events that trigger most payouts with respect to ILWs have historically been fairly rare and as such the probability of their occurrence may be difficult to predict. The performance of ILWs depends on determination of industry losses by a recognized third-party assessor. This dependency may cause substantial delays in either releasing the ILW collateral and premium funds to the Fund or paying it to the reinsured party, because the third-party assessor may require time to issue its findings of industry losses. Such delays are typically between one to six months but, in unusual circumstances,

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may extend up to 36 months or more. Contracts for ILWs typically contain clauses that allow collateral release upon review of certain loss thresholds relative to certain time intervals—the “loss development period.” For instance, if a third party assessor estimates at a set point in time that industry-insured losses for the relevant specific event are $15 billion, and the ILW transaction in question is triggered at an industry loss of more than $30 billion, the ILW collateral would normally be released at the time of such determination. In general, if the initial estimated loss is less than 50% of the trigger value, the ILW is released at the defined date of estimation; otherwise, release may be delayed. The majority of the ILWs in which the Fund expects to have exposure are structured so as to release collateral either at the defined date of estimation, assuming no losses or within a twenty-four month loss development period. The Adviser generally seeks to gain exposure to ILW commitments structured to limit any conditional lock-up period to the extent commercially reasonable, but there can be no assurance such conditional lock-up period will coincide with the intended duration of the Fund’s investment. It is not expected that any delay will have a material impact on the Fund’s ability to make required distributions in order to qualify as a regulated investment company. ILWs in which the Fund invests may be documented as swaps. Such ILW swaps will also be subject to Swaps risk.

Generally, there will be no readily-available market for ILWs. ILWs are considered illiquid securities by the Fund.

Risks of investing in catastrophe bonds

Cat Bonds (also known as insurance-linked bonds or event linked bonds) carry large uncertainties and major risk exposures to adverse conditions. If a trigger event, as defined within the terms of a Cat Bond, involves losses or other metrics exceeding a specific magnitude in the geographic region and time period specified, the Fund may lose a portion or all of its accrued interest and/or principal invested in such security. Because Cat Bonds cover “catastrophic” events that, if they occur, will result in significant losses, Cat Bonds carry a high degree of risk of loss and carry risk similar to “high yield” or “junk” bonds. The rating of a Cat Bond, if any, primarily reflects the rating agency’s calculated probability that a pre-defined trigger event will occur. Thus, lower-rated bonds have been determined to have a greater likelihood of a triggering event occurring and loss to the Fund. Most rating agencies rely upon one or more of the reports prepared by the following three independent catastrophe-modeling firms: EQECAT, Inc., AIR Worldwide Corporation and Risk Management Solutions, Inc. The Adviser may use reports from one or more of these modeling firms as part of its investment process or may create its own internal risk model for this purpose. Different methodologies are used to evaluate the probability of various types of pre-defined trigger events. If the reports used by the rating agency are flawed, it may cause a rating agency to assign a rating to a Cat Bond that is not justified. Therefore, to the extent the Adviser relies on rating agency ratings to select securities for the Fund, the Fund may be exposed to greater risks. Additionally, because there are few major independent catastrophe-modeling firms, the effects of a flawed model or report issued by one or more of such firms will be magnified. In addition to the specified trigger events, Cat Bonds may expose the Fund to certain other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences.

Swaps risk

The Fund may obtain swap exposure by investing indirectly in ILWs documented as swaps, which typically are contingent, or formulaically related to defined trigger events. Trigger events include hurricanes, earthquakes, weather-related phenomena and other criteria determined by independent parties. If a trigger event(s) occurs, the Fund may lose the swap’s notional amount. As derivative instruments, ILW swaps are subject to risks in addition to the risks of investing in insurance- and reinsurance-related instruments, including risks associated with the counterparty and leverage.

Reinsurance market and reinvestment risk

The size of the reinsurance market may change over time, which may limit the availability of ILWs, Cat Bonds and/or Structured Investments for investment by the Fund. The original issuance of ILWs, Cat Bonds and Structured Investments in general, including these investments with desired instrument or risk characteristics, may fluctuate depending on the capital and capacity needs of reinsurers as well as the demand for such investments by institutional investors. The availability of ILWs, Cat Bonds and Structured Investments in the secondary market also may be limited by supply and demand dynamics and prevailing economic conditions. To the extent ILWs, Cat Bonds and Structured Investments held by the Fund mature, or the Fund must sell securities in connection with share repurchases, the Fund may be required to hold more cash or short-term instruments than it normally would until attractive reinsurance investments become available. Holding excess cash and/or reinvestment in securities that are lower yielding or less desirable than securities sold may negatively affect performance.

Illiquidity and restricted securities risk

To the extent consistent with the repurchase liquidity requirement of an interval fund, the Fund may invest without limitation in illiquid investments. Illiquidity risk is the risk that the investments held by the Fund may be difficult or impossible to sell at the time that the Fund would like or at the price that the Fund believes the security is currently worth. As a relatively new type of financial instrument, there is limited trading history for reinsurance investments, even for those instruments deemed to be liquid. There can be no assurance that a liquid market for the Fund’s investments will exist or be maintained. At any given time, the Fund’s portfolio may be substantially illiquid. The Fund’s ability to realize full value in the event of the need to liquidate certain assets may be impaired and/or result in losses to the Fund. The Fund may be unable to sell its investments, even under circumstances when the Adviser believes it would be in the best interests of

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the Fund to do so. Illiquid investments may also be difficult to value and their pricing may be more volatile than more liquid investments, which could adversely affect the price at which the Fund is able to sell such instruments. Illiquidity risk also may be greater in times of financial stress. The risks associated with illiquid instruments may be particularly acute in situations in which the Fund’s operations require cash (such as in connection with repurchase offers) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments.

Certain of the instruments in which the Fund may invest are subject to restrictions on resale by the federal securities laws or otherwise, such as securities offered privately pursuant to Section 4(a)(2) of the 1933 Act and securities issued pursuant to Rule 144A under the 1933 Act. While certain restricted securities may, notwithstanding their limitations on resale, be treated as liquid if the Adviser determines, pursuant to the applicable procedures, that such treatment is warranted, there can be no guarantee that any such determination will continue. Restricted securities previously determined to be liquid may subsequently become illiquid while held by the Fund. Even if such restricted securities are not deemed to be illiquid, they may nevertheless be difficult to value and the Fund may be required to hold restricted securities when it otherwise would sell such securities or may be forced to sell securities at a price lower than the price the Fund has valued such securities. This may result in losses to the Fund and investors.

Valuation risk

The sales price the Fund could receive for any particular portfolio investment may differ from the Fund’s valuation of the investment, particularly for illiquid investments or investments that are valued using a fair value methodology. The Fund is subject to the risk that one or more of the securities in which the Fund invests are priced incorrectly, due to factors such as incomplete or inaccurate data or information, market instability or volatility, lack of a liquid secondary market or human error. In addition, pricing of insurance and reinsurance investments is subject to the added uncertainty caused by the inability to generally predict whether, when or where a natural disaster or other triggering event will occur, or if occurring or recently concluded, the magnitude of such events. A substantial portion of the Fund’s investment is in Structured Investments are valued using a fair value methodology. The administrator of the Segregated Accounts provides a price for the Structured Investments on a periodic basis. Investors who purchase or submit repurchase requests for Fund shares may receive fewer or more shares or lower or higher repurchase request proceeds than they would have received if the securities had not been fair valued or if a different valuation methodology had been used.

The Adviser has been designated by the Board as the valuation designee (the “Valuation Designee”) for the Fund pursuant to Rule 2a-5 under the 1940 Act with responsibility for fair valuation subject to oversight by the Board. The Adviser performs such valuation services pursuant to joint valuation procedures of the Fund and the Adviser. The Adviser has formed an internal fair value committee (“Fair Value Committee”) to assist with its designated responsibilities as the Valuation Designee.

Valuing securities in accordance with fair valuation procedures involves greater reliance on judgment than valuing securities based on readily available market quotations. Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will result in adjustments to the prices of securities or other assets, or that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset.

Reinsurance industry risk

The performance of the Fund’s investments and the reinsurance industry itself are tied to the occurrence of various triggering events, including weather, natural disasters (hurricanes, earthquakes, etc.) and other specified events causing physical and/or economic loss. Triggering events are typically defined by three criteria: an event; a geographic area in which the event must occur; and a threshold of economic or physical loss (either actual or modeled) caused by the event, together with a method to measure such loss. Generally, the event is a natural peril of a kind that results in significant physical or economic loss. Natural perils include disasters such as hurricanes, earthquakes, typhoons, windstorms, fires, floods and other weather-related occurrences. Major natural disasters in populated areas (such as in the cases of Hurricane Ian in Florida and the Carolinas in 2022, Hurricane Harvey in the Houston metropolitan area in 2017, Hurricane Irma in Florida and the Caribbean Islands in 2017, Superstorm Sandy in the New York City metropolitan area in 2012 and Hurricane Katrina in New Orleans in 2005) or commercial or industrial accidents (such as plane crashes and oil spills) can result in significant losses to investors in ILWs, Cat Bonds and Structured Investments tied to such exposures may also experience substantial losses. If the likelihood and severity of natural and other large disasters increase, the risk of significant losses to reinsurers may increase. Typically, one significant triggering event (even in a major metropolitan area) will not result in financial failure to a reinsurer. However, a series of major triggering events could cause the failure of a reinsurer. Similarly, to the extent the Fund invests in ILWs, Cat Bonds or Structured Investments for which a triggering event occurs, losses associated with such event will result in losses to the Fund and a series of major triggering events affecting a large portion of the ILWs, Cat Bonds or Structured Investments held by the Fund will result in substantial losses to the Fund. In addition, unexpected events such as natural disasters or terrorist attacks could lead to government intervention. Political, judicial and legal developments affecting the reinsurance industry could also create new and expanded theories of liability or regulatory or other requirements; such changes could have a material adverse effect on the Fund.

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Risk-modeling risk

The Adviser, in selecting investments for the Fund, may consider risk models created by independent third parties, the sponsor of a reinsurance-related security and/or a broker. The sponsor of a reinsurance-related security may be incentivized to skew risk models to minimize risks associated with such security in order to entice investors, thereby jeopardizing the integrity of the Adviser’s investment analysis process. The Adviser may also consider its own risk models based on comparable prior transactions, quantitative analysis, and industry knowledge. Risk models are designed to assist investors, governments, and businesses understand the potential impact of a wide variety of catastrophic events and allow such parties to analyze the probability of loss in regions with the highest exposure.

The Adviser uses the output of the risk models before and after investment to assist the Adviser in assessing the risk of a particular reinsurance-related security or a group of such securities. Risk models are created using historical, scientific and other related data. Because such risk models are based in part upon historical data and averages, there is no guarantee that such information will accurately predict the future occurrence, location or severity of any particular catastrophic event and thus may fail to accurately calculate the probability of a trigger event and may underestimate the likelihood of a trigger event. In addition, any errors or imperfections in a risk model or in the data on which it is based or any technical issues with the construction of the models (including, for example, data problems and/or software or other implementation issues) could adversely affect the ability of the Adviser to use such analyses or models effectively, which in turn could adversely affect the Fund’s performance. Risk models are used by the Adviser as one input in its risk analysis process for Fund investments. The Adviser also considers available information related to any known market impacts on the various investments within the parameters of the Fund’s principal investment strategies.

Risks of investing in Segregated Accounts of NB Re

NB Re is a registered Bermuda Class 3 insurer. As such, it is subject to regulation and supervision in Bermuda. Bermuda insurance statutes, regulations and policies of the Bermuda Monetary Authority may affect NB Re’s ability to write reinsurance policies or the ability of its segregated accounts to distribute funds. It is not presently intended that NB Re will be admitted to do business in any jurisdiction in the United States or elsewhere (other than Bermuda). However, there can be no assurance that insurance regulators in the United States or elsewhere will not review the activities of NB Re or related companies or its segregated accounts or agents and claim that NB Re is subject to such jurisdiction’s licensing requirements. The process of obtaining licenses is very time consuming and costly, and NB Re may not be able to become licensed in a jurisdiction other than Bermuda, which could significantly and adversely affect NB Re’s business by limiting its ability to conduct business as well as subjecting it to penalties and fines. If, in the future, NB Re becomes subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, there is no assurance that it would be in compliance with those laws or that coming into compliance with those laws would not have a significant and negative effect on its business.

Because NB Re is incorporated in Bermuda, it is subject to changes of Bermuda law and regulation that may have an adverse impact on its operations, including imposition of tax liability or increased regulatory supervision. In addition, the Bermuda insurance and reinsurance regulatory framework has become subject to increased scrutiny in many jurisdictions, including in the United States and in various states within the United States. The future impact on NB Re’s operations of any future changes in the laws and regulations to which it is or may become subject cannot be predicted.

Focused investing risk

At any given time, the Fund’s investments or portfolio risks may be focused on particular types of reinsurance investments, on a limited group of available perils and geographic regions or in reinsurance contracts written by one or more reinsurers. Such focused investing could expose the Fund to losses disproportionate to other comparable funds.

The Fund concentrates in the financial services group of industries. Such concentration of risk may increase any losses suffered by the Fund. Issuers of ILWs, Cat Bonds and Structured Investments are generally classified as belonging to the financial services group of industries. Although, the Fund has no current intention to invest in banks or other issuers that may be commonly considered in the financial services group of industries, as a result of this categorization of reinsurance investments, the Fund may be subject to concentration risk. The industries within the financial services group of industries are subject to extensive government regulation, which can limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability can be largely dependent on the availability and cost of capital funds and the rate of corporate and consumer debt defaults, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial services group of industries. Insurance companies can be subject to severe price competition. The financial services group of industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For example, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Non-U.S. financial services companies, including insurance companies, may be subject to different levels of regulation than that to which similar companies operating in the U.S. are subject. Similarly, to the extent the Fund has exposure to a significant extent in investments tied economically to a specific geographic region, country or a particular market, it will have more exposure to regional and country economic risks than it would if it had more geographically diverse investments.

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Non-diversification risk

The Fund is classified as “non-diversified,” which means that it can invest a higher percentage of its assets in the securities of any one or more issuers than a diversified fund. Being non-diversified may magnify the Fund’s losses from adverse events affecting a particular issuer, and the value of its shares may be more volatile than if it invested more widely.

Market risk

The market prices of the Fund’s securities may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as overall economic trends or events, government actions, market disruptions caused by tariffs, trade disputes, labor strikes, supply chain disruptions or other factors, political and geopolitical factors, economic sanctions, countermeasures in response to sanctions, adverse investor sentiment, cybersecurity events, or local, regional or global events such as natural disasters or climate events, wars, terrorism, international conflicts, civil unrest, epidemics, pandemics or other public health issues These fluctuations may cause a security to be worth less than the price originally paid for it, or less than it was worth at an earlier time. Market risk may affect a single issuer, industry or sector of the economy, or the market as a whole. The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market. The value of the Fund’s investments may decline in tandem with a drop in the overall value of the stock market based on negative developments in the U.S. and global economies, which could result in losses for the Fund. Adverse market conditions may be prolonged and may not have the same impact on all types of investments. High public debt in the United States and other countries creates ongoing systemic and market risks and policymaking uncertainty. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and may in some instances contribute to decreased liquidity and increased volatility in the financial markets. The impact of these changes, and the practical implications for market participants, may not be fully known for some time.

Raising the ceiling on U.S. Government debt and passing periodic legislation to fund the government have become increasingly politicized. Any failure to do either could lead to a default on U.S. Government obligations, with unpredictable consequences for economies and markets in the United States and elsewhere.

Recent Market Events. Periods of market volatility may occur in response to market events and other economic, political, geopolitical, and global macro factors. For example, the large expansion of government deficits and debt as a result of government actions to mitigate the effects of the COVID-19 pandemic and higher inflation have resulted in extreme volatility in the global economy and in global financial markets. In addition, military conflicts and wars, such as Russia’s invasion of Ukraine and the war among Israel, Hamas and other militant groups in the Middle East, have increased tensions in Europe; and the Middle East and have caused and could continue to cause market disruptions in the regions and globally.

In March 2023, the financial distress of certain financial institutions raised economic concerns over disruption in the U.S. banking system and the solvency of certain financial services firms. There can be no certainty that the actions taken by the U.S. Government to strengthen public confidence in the U.S. banking system will be effective in mitigating the effects of financial institution failures on the economy and restoring public confidence in the U.S. banking system.

Any of the events described above could adversely affect the value and liquidity of the Fund’s investments, impair the Fund’s ability to satisfy redemption requests, and negatively impact the Fund’s performance. Other market events may cause similar disruptions and effects.

Cash management risk

The value of the investments held by the Fund for cash management or temporary defensive purposes may be affected by changing interest rates and by changes in credit ratings of the investments. To the extent that the Fund has any uninvested cash, the Fund will be subject to risk with respect to the depository institution holding the cash. During such periods, it may be more difficult for the Fund to achieve its investment objective.

Management and operational risk

The Fund is subject to management risk because it relies on the Adviser’s ability to achieve its investment objective. The Fund runs the risk that the Adviser’s investment techniques, judgment and decisions will fail to produce desired results and cause the Fund to incur significant losses. The Adviser may select investments that do not perform as anticipated by the Adviser and may choose to hedge or not to hedge positions at disadvantageous times. Any imperfections, errors, or limitations in quantitative analyses, models, tools, resources, information and data used by the Adviser as part of its investment process, or if such analyses, models, tools, resources, information or data are used incorrectly or do not work as intended, could affect the Fund’s performance.

The Fund also is subject to the risk of loss as a result of other services provided by the Adviser and other service providers, including pricing, administrative, accounting, tax, legal, custody, transfer agency and other services.

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Operational risk includes the possibility of loss caused by inadequate procedures and controls, human error and cyber-attacks, disruptions and failures affecting, or by, a service provider. For example, trading delays or errors (both human and systematic) could prevent the Fund from benefiting from potential investment gains or avoiding losses.

With the increased use of technologies and the dependence on computer systems to perform necessary business functions, investment companies (such as the Fund) and their service providers (including the Adviser) may be prone to operational and information security risks resulting from cyber-attacks and/or other technological malfunctions. In general, cyber-attacks are deliberate, but unintentional events may have similar effects.

Cyber-attacks include, among others, stealing or corrupting data maintained online or digitally, preventing legitimate users from accessing information or services on a website, releasing confidential information without authorization, and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund, the Adviser, or the custodian, transfer agent, or other third-party service provider may adversely affect the Fund or its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, affect the Fund’s ability to calculate its NAV, cause the release of private shareholder information or confidential fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and additional compliance costs. While the Adviser has established business continuity plans and systems designed to prevent cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified or that an attack may not be detected given that technology is changing and new ways to carry out cyber attacks are continuously developing.

Cybersecurity risk

Cybersecurity incidents, both intentional and unintentional, may allow an unauthorized party to gain access to Fund assets, customer data (including private shareholder information), or proprietary information, or cause the Fund, the Adviser, and/or other service providers (including custodians, sub-custodians, transfer agents and financial intermediaries) to suffer data breaches, data corruption or loss of operational functionality. A cybersecurity incident may disrupt the processing of shareholder transactions, impact the Fund’s ability to calculate its net asset values, and prevent shareholders from exchanging or redeeming their shares. Issuers of securities in which the Fund invests are also subject to cybersecurity risks, and the value of those securities could decline if the issuers experience cybersecurity incidents. Because technology is frequently changing, new ways to carry out cyber attacks are always developing. Therefore, there is a chance that some risks have not been identified or prepared for, or that an attack may not be detected, which puts limitations on the fund’s ability to plan for or respond to a cyber attack. Like other funds and business enterprises, the Fund, the Adviser, transfer agent, the distributor and their respective service providers are subject to the risk of cyber incidents occurring from time to time.

Model and data risk

The Adviser may use quantitative methods and/or third party information or data to select investments.

If quantitative models, algorithms or calculations (whether proprietary and developed by the Adviser or supplied by third parties) (“Models”) or information or data supplied by third parties (“Data”) prove to be incorrect or incomplete, any decisions made, in whole or part, in reliance thereon expose the Fund to additional risks. Models can be predictive in nature. The use of predictive Models has inherent risks. The success of relying on or otherwise using Models depends on a number of factors, including the validity, accuracy and completeness of the Model’s development, implementation and maintenance, the Model’s assumptions, factors, algorithms and methodologies, and the accuracy and reliability of the supplied historical or other Data. Models rely on, among other things, correct and complete Data inputs. If incorrect Data is entered into even a well-founded Model, the resulting information will be incorrect. However, even if Data is input correctly, Model prices may differ substantially from market prices, especially for securities with complex characteristics. Investments selected with the use of Models may perform differently than expected as a result of the design of the Model, inputs into the Model or other factors. There also can be no assurance that the use of Models will result in effective investment decisions for the Fund.

Tax risk

As described in more detail later in this Prospectus under “Federal Income Tax Matters”, in order to qualify for the favorable tax treatment generally available to regulated investment companies, at least 90% of the Fund’s gross income each taxable year must consist of qualifying income, the Fund must meet certain asset diversification tests at the end of each quarter of its taxable year, and the Fund must meet certain distribution requirements for each taxable year. The Fund might generate more non-qualifying income than anticipated, might not be able to generate qualifying income in a particular taxable year at levels sufficient to meet the qualifying income test, or might not be able to determine the percentage of qualifying income it has derived for a taxable year until after year-end. The Fund may determine not to make an investment that it otherwise would have made, or may dispose of an investment it otherwise would have retained (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances), in an effort to meet the qualifying income test.

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The Fund normally invests a significant portion of its assets in Structured Investments in the form of ELNs issued by Segregated Accounts. The federal income tax treatment of these Structured Investments and Segregated Accounts, both generally and with respect to the requirements applicable to regulated investment companies, is not entirely clear. Under proposed Treasury Regulations, it is expected that each of the Segregated Accounts will be treated as a separate entity for U.S. federal income tax purposes. If a Segregated Account were to instead be treated as a division of a larger entity consisting of multiple Segregated Accounts, then the Fund could fail to meet the asset diversification tests applicable to regulated investment companies. Additionally, it is expected that the ELNs will be treated as non-voting equity interests in the Segregated Accounts for U.S. federal income tax purposes. If the ELNs were to instead be treated as voting equity investments, the Fund could fail to meet the asset diversification tests applicable to regulated investment companies.

The Fund has received an opinion from Morgan, Lewis & Bockius LLP, counsel to the Fund, that, for federal income tax purposes and subject to and based upon certain facts, assumptions and limitations, the Segregated Accounts of NB Re the primary business of which will be entering into ILWs (the “NB Re Segregated Accounts”) will more likely than not be treated as separate corporations. The Fund has not sought, and will not seek, any ruling from the Internal Revenue Service (the “IRS”) regarding the conclusion reached in the opinion, and the opinion has no official status of any kind and is not binding on the IRS. In addition, some of the facts and issues under existing law that could significantly affect the opinion have not been definitively addressed by the IRS or the courts. Accordingly, there can be no assurance that the IRS will not assert, or a court will not sustain, a position contrary to the conclusion set forth in the opinion. As discussed above and later in this Prospectus under “Federal Income Tax Matters,” the Fund could be adversely affected, perhaps significantly, should the IRS or a court disagree with the conclusion reached in the opinion. In such a case, the Fund will seek to mitigate any adverse impact of the position of the IRS or a court on the Fund and its shareholders by exercising its available redemption rights under the terms of the ELNs issued by the NB Re Segregated Accounts. No assurance can be given that the Fund will be able to avoid, through redemption or any other action, adverse federal income tax consequences for the Fund and, consequently, for the Fund’s shareholders.

The tax treatment of certain insurance- and reinsurance-related instruments is also not entirely clear. Certain of the Fund’s investments (including, potentially, certain ILWs, Cat Bonds and Structured Investments) may generate income that is not qualifying income. Investments in the Segregated Accounts and certain other investments directly or indirectly held by the Fund (including certain ILWs, Cat Bonds and Structured Investments) may be treated as equity interests in PFICs for U.S. federal income tax purposes. In general, a PFIC is a foreign corporation (i) that earns at least 75% of its annual gross income from passive sources (such as interest, dividends, certain rents and royalties, or capital gains) or (ii) where at least 50% of its assets (computed based on average fair market value) either produce or are held for the production of passive income. If the Fund directly or indirectly holds any equity interest in a PFIC, the Fund could be subject to U.S. federal income tax and additional interest charges on “excess distributions” received (directly or indirectly) from the PFIC or on any gain recognized by the Fund (directly or indirectly) from the sale or other disposition of stock in the PFIC, even if all income or gain actually earned by the Fund is timely distributed to its shareholders. The Fund would not be able to pass through to its shareholders any credit or deduction for such a tax. A “qualified electing fund” election or a “mark to market” election may be available that would ameliorate these adverse tax consequences, but such elections could require the Fund to recognize taxable income or gain (which would be subject to the distribution requirements applicable to regulated investment companies, as described above) without the concurrent receipt of cash. In order to satisfy the distribution requirements with respect to such income or gain and avoid a tax on the Fund, the Fund may be required to liquidate portfolio securities that it might otherwise have continued to hold (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances), or the Fund may be required to borrow cash. Gains recognized by the Fund from the sale or other disposition of stock of PFICs may also be treated as ordinary income. In order for the Fund to make a qualified electing fund election with respect to a PFIC, the PFIC would have to agree to provide certain tax information to the Fund on an annual basis, which it might not agree to do. The Fund may limit and/or manage its holdings in PFICs to limit its tax liability or maximize its after-tax return from these investments.

The Segregated Accounts and certain other issuers of insurance- and reinsurance-related securities may be treated as CFCs for U.S. federal income tax purposes. If a sufficient portion of the vote or, under legislation enacted in late 2017, value of interests in a foreign issuer that is treated as a corporation for U.S. federal income tax purposes is directly or indirectly held (or treated as held) by the Fund, independently or together with certain other U.S. persons, that issuer may be treated as a CFC with respect to the Fund, in which case the Fund will be required to take into account each year, as ordinary income, its share of certain portions of that issuer’s income, whether or not such amounts are distributed. Prior to the 2017 change in tax law, it was expected, but not guaranteed, that the Segregated Accounts of NB Re would not be treated as CFCs for U.S. federal income tax purposes. If the Segregated Accounts or other issuers of insurance- and reinsurance-related securities are treated as CFCs for U.S. federal income tax purposes, the Fund may have to dispose of its portfolio securities (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances) to generate cash, or may have to borrow the cash, to meet its distribution requirements and avoid Fund-level taxes. In addition, some Fund gains recognized from the sale or other disposition of interests in such an issuer may be treated as ordinary income. The Fund may limit and/or manage its holdings in issuers that could be treated as CFCs in order to limit its tax liability or maximize its after-tax return from these investments.

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If the Fund were to fail to qualify for treatment as a regulated investment company, it would generally be subject to tax in the same manner as an ordinary corporation, and distributions to its shareholders generally would not be deductible by the Fund in computing its taxable income. Under certain circumstances, the Fund may be able to cure a failure to meet the qualifying income test or the diversification test if such failure was due to reasonable cause and not willful neglect, but in order to do so the Fund may incur a significant penalty tax that would reduce (and potentially could eliminate) the Fund’s returns.

Repurchase offers risk

The Fund is operated as an “interval fund” and, in order to provide some liquidity to shareholders, the Fund, subject to applicable law, conducts quarterly repurchase offers of the Fund’s outstanding shares at NAV subject to approval of the Board of Trustees. In all cases such repurchases will be for at least 5% and not more than 25%, and are currently expected to be for 5%, of its outstanding shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash, borrowings or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. If the Fund employed investment leverage, repurchases of shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares by increasing fund expenses and reducing any net investment income. If a repurchase offer is oversubscribed, the Fund will repurchase the shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of shares tendered in a repurchase offer may decline between the repurchase request deadline and the date on which the NAV for tendered shares is determined. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Borrowing risk

The Fund may borrow to meet repurchase requests or for investment purposes (i.e., to purchase additional portfolio securities). The Fund’s borrowings may be on a secured or unsecured basis and at fixed or variable rates of interest. The Fund’s ability to obtain leverage through borrowings is dependent upon its ability to establish and maintain an appropriate line of credit. The use of leverage, including through borrowings, will increase volatility of the Fund’s investment portfolio and magnify the Fund’s investment losses or gains. Borrowing will also cost the Fund interest expense and other fees. The cost of borrowing may reduce the Fund’s return. In addition to any more stringent terms imposed by a lender, the 1940 Act requires a closed-end fund to maintain asset coverage of not less than 300% of the value of the outstanding amount of senior securities representing indebtedness (as defined in the 1940 Act) and generally requires a closed-end fund to make provision to prohibit the declaration of any dividend (except a dividend payable in stock of the Fund) or distribution on the Fund’s stock or the repurchase of any of the Fund’s stock, unless, at the time of the declaration or repurchase, there is asset coverage of at least 300% after deducting the amount of the dividend, distribution or purchase price, as the case may be. To satisfy 1940 Act requirements in connection with leverage or to meet obligations, the Fund may be required to dispose of portfolio securities when such disposition might not otherwise be desirable. There can be no assurances that the Fund’s use of leverage will be successful.

SOFR risk

Public and private sector actors have worked to establish alternative reference rates, like the Secured Overnight Financing Rate (“SOFR”), to be used in place of the London Interbank Offered Rate (“LIBOR”), the publication of which has ceased. Certain floating or variable rate obligations or investments of the fund may reference SOFR. SOFR is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. SOFR differs fundamentally from LIBOR. LIBOR was intended to be an unsecured rate that represented interbank funding costs for different short-term maturities or tenors. SOFR is a transaction-based rate, and it has been more volatile than other benchmark or market rates during certain periods. SOFR has a limited history. There is no assurance that SOFR, or rates derived from SOFR, will perform in the same or similar way as LIBOR would have performed at any time, and there is no assurance that SOFR-based rates will be a suitable substitute for LIBOR. The future performance of SOFR, and SOFR-based reference rates, is not known based on SOFR’s history or otherwise. Levels of SOFR in the future may bear little or no relation to historical levels of SOFR, LIBOR or other rates.

Expense risk

Your actual costs of investing in the Fund may be higher than the expenses shown in “Annual Fund Operating Expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease or if an expense limitation is changed. Net assets are more likely to decrease and the Fund’s expense ratio is more likely to increase when markets are volatile.

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Conflicts of interest

The Adviser and its affiliates are engaged in a variety of businesses and have interests other than those related to managing the Fund. The broad range of activities and interests of the Adviser and its affiliates gives rise to actual and potential conflicts of interest that could affect the Fund and its shareholders. Certain actual and potential conflicts are described below. Other conflicts may arise from time to time.

The Adviser, its affiliates and the Fund have adopted practices, policies and procedures that are intended to identify, manage and, when possible, mitigate conflicts of interest. There is no assurance, however, that these practices, policies and procedures will be effective, and these practices, policies and procedures may limit or restrict the Fund’s investment activities and adversely affect its performance.

The Adviser recognizes that in certain circumstances a conflict of interest may arise when voting a proxy. For example, a conflict of interest is deemed to occur when the Adviser or one of its affiliated persons has a financial interest in a matter presented by a proxy to be voted on behalf of the Fund, which may compromise the Adviser’s independence of judgment and action in voting the proxy. When a proxy proposal raises a material conflict of interest between the Adviser’s interests and those of the Fund, the Adviser will seek to resolve the conflict in accordance with its adopted procedures.

The Adviser, its affiliates and other financial service providers have conflicts associated with their promotion of the Fund or other dealings with the Fund that would create incentives for them to promote the Fund. The Adviser and/or its affiliates make revenue sharing payments to brokers and other financial intermediaries to promote the distribution of the Fund. The Adviser and its affiliates will benefit from increased assets under management.

The Adviser has been designated as the Fund’s Valuation Designee with responsibility for fair valuation subject to oversight by the Fund’s Board of Trustees. The Adviser’s service as Valuation Designee is expressly permitted by applicable regulations. The Adviser performs such valuation services in accordance with joint valuation procedures of the Fund and the Adviser. The Adviser may value an identical asset differently than a City National Rochdale affiliate. This is particularly the case in respect of difficult-to-value assets. The Adviser faces a conflict with respect to valuations generally because of their effect on the Adviser’s fees and other compensation. Valuation decisions by the Adviser may also result in improved performance of the Fund.

The Adviser and/or its affiliates have existing and may have other future business dealings or arrangements with current or proposed fund service providers (or their affiliates) recommended by the Adviser. Such other business dealings or arrangements present conflicts of interest. For example, the Adviser may have an incentive to hire as a service provider an entity with which the Adviser or one or more of its affiliates have, or would like to have, significant or other business dealings or arrangements, and the Adviser may have a disincentive to recommend the termination of such service provider.

Further discussion of conflicts of interest appears in the SAI. These discussions are not, and are not intended to be, a complete enumeration or description of all the actual and potential conflicts that the Adviser and its affiliates have now or may have in the future.

OTHER RISKS

Floating rate instrument risks

Floating rate loans and similar investments may be illiquid or less liquid than other investments. Market quotations for these securities may be volatile and/or subject to large spreads between bid and ask prices. No active trading market may exist for many floating rate loans, and many loans are subject to restrictions on resale. Any secondary market may be subject to irregular trading activity and extended trade settlement periods. In particular, loans may take longer than seven days to settle, potentially leading to the sale proceeds of loans not being available to meet repurchase offers for a substantial period of time after the sale of the loans. To the extent that sale proceeds of loans are not available, the Fund may sell securities that have shorter settlement periods or may access other sources of liquidity to meet redemption requests. Loans may not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections afforded by federal securities laws. The ILWs, Cat Bonds and Structured Investments in which the Fund directly or indirectly invests may be variable rate, or floating rate.

In addition, while the collateral securing most Cat Bonds in which the Fund currently intends to invest is typically invested in low-risk investments, certain Segregated Accounts in which the Fund invests may permit investment of collateral in higher risk, higher yielding investments. Thus, the value of collateral, if any, securing the Fund’s investments in Cat Bonds can decline or may be insufficient to meet the issuer’s obligations and the collateral, if repaid to the Fund, may be difficult to liquidate. Market quotations for these securities may be volatile and/or subject to large spreads between bid and ask prices.

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Risks of inverse floating rate obligations

The interest rate on inverse floating rate obligations will generally decrease as short-term interest rates increase, and increase as short-term rates decrease. Due to their leveraged structure, the sensitivity of the market value of an inverse floating rate obligation to changes in interest rates is generally greater than a comparable long-term bond issued by the same issuer and with similar credit quality, redemption and maturity provisions. Inverse floating rate obligations may be volatile and involve leverage risk.

Investing in other investment companies risk

Investing in other investment companies subjects the Fund to the risks of investing in the underlying securities or assets held by those investment companies. When investing in another investment company, the Fund will bear a pro rata portion of the underlying fund’s expenses, in addition to its own expenses.

Interest rate risk

The market prices of securities may fluctuate significantly when interest rates change. When interest rates rise, the value of fixed income securities generally falls. A variety of factors can impact interest rates, including central bank monetary policies and inflation rates. Recently, inflation and interest rates have been volatile and may increase in the future. Any interest rate increases in the future could cause the value of the Fund’s holdings to decrease. A general rise in interest rates may cause investors to move out of fixed income securities on a large scale, which could adversely affect the price and liquidity of fixed income securities and could also result in increased redemptions from the Fund. A change in interest rates will not have the same impact on all fixed income securities. Generally, the longer the maturity (i.e., measure of time remaining until the final payment on a security) or duration (i.e., measure of the underlying portfolio’s price sensitivity to changes in prevailing interest rates) of a fixed income security, the greater the impact of a rise in interest rates on the security’s value. For example, if interest rates increase by 1%, the value of a fund’s portfolio with a portfolio duration of ten years would be expected to decrease by 10%, all other things being equal. In addition, different interest rate measures (such as short- and long-term interest rates and U.S. and foreign interest rates), or interest rates on different types of securities or securities of different issuers, may not necessarily change in the same amount or in the same direction.

Rising interest rates can lead to increased default rates as payment obligations increase. Unlike fixed rate securities, floating rate securities generally will not increase in value if interest rates decline. Changes in interest rates also will affect the amount of interest income the Fund earns on its floating rate investments.

Credit risk

If an issuer or guarantor of a security held by the Fund or a counterparty to a financial contract with the Fund defaults on its obligation to pay principal and/or interest, has its credit rating downgraded or is perceived to be less creditworthy, or the credit quality or value of any underlying assets declines, the value of your investment will decline. In addition, the Fund may incur expenses and may be hindered or delayed in enforcing its rights against an issuer, obligor or counterparty. A security may change in price for a variety of reasons. For example, floating rate securities may have final maturities of ten or more years, but their effective durations will tend to be very short. If there is an adverse credit event, or a perceived change in the issuer’s creditworthiness, these securities could experience a far greater negative price movement than would be predicted by the change in the security’s yield in relation to their effective duration. The Fund evaluates the credit quality of issuers and counterparties prior to investing in securities. Credit risk is broadly gauged by the credit ratings of the securities in which the Fund invests. However, ratings are only the opinions of the companies issuing them and are not guarantees as to quality. Securities rated in the lowest category of investment grade (Baa/BBB) may possess certain speculative characteristics.

Counterparty risk

The Fund could lose money if the counterparties to derivatives, repurchase agreements and/or other financial contracts entered into for the Fund do not fulfill their contractual obligations. In addition, the Fund may incur costs and may be hindered or delayed in enforcing its rights against a counterparty. These risks may be greater to the extent the Fund has more contractual exposure to a counterparty.

Prepayment or call risk

Many issuers have a right to prepay their securities. If interest rates fall, an issuer may exercise this right. If this happens, the Fund would be forced to reinvest prepayment proceeds at a time when yields or securities available in the market are lower than the yield on the prepaid security. The Fund may also lose any premium it paid on the security.

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Risks of subordinated securities

A holder of securities that are subordinated or “junior” to more senior securities of an issuer is entitled to payment after holders of more senior securities of the issuer. Subordinated securities are more likely to suffer a credit loss than non-subordinated securities of the same issuer, any loss incurred by the subordinated securities is likely to be proportionately greater, and any recovery of interest or principal may take more time. As a result, even a perceived decline in creditworthiness of the issuer is likely to have a greater impact on them. Certain Segregated Accounts in which the Fund invests may issue multiple tranches of interests to investors.

Risks of non-U.S. investments

Investing in non-U.S. issuers, or in U.S. issuers that have significant exposure to foreign markets, may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the Fund invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the Fund’s return. Non-U.S. issuers may be located in parts of the world that have historically been prone to natural disasters. Investing in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers. Depositary receipts may involve higher expenses and may trade at a discount (or premium) to the underlying security.

There may be restrictions on imports from certain countries, such as Russia, and dealings and transactions with certain Russian companies, officials, individuals, and state-sponsored entities. Further, there may be restrictions on investments in companies in certain countries, such as China and Russia. Such restrictions can change from time to time, and as a result of forced selling or an inability to participate in an investment the Adviser or a sub-adviser otherwise believes is attractive, the Fund may incur losses. Any of the above factors may adversely affect the Fund’s performance or the Fund’s ability to pursue its investment goal(s).

Below investment grade debt securities and unrated securities risk

Below investment grade debt securities, which are commonly called “junk” bonds, are rated below BBB- by Standard & Poor’s Ratings Services (“S&P”) or Baa3 by Moody’s Investors Service, Inc. (“Moody’s”), or have comparable ratings by another rating organization. Junk bonds are considered speculative, involve greater risk of loss, are subject to greater price volatility and are less liquid, especially during periods of economic uncertainty or change, than higher quality debt securities. Below investment grade securities also may be more difficult to value.

Below investment grade investments may be subject to greater risks than other investments, including greater levels of risk related to changes in interest rates, credit risk (including a greater risk of default), and illiquidity risk. Below investment grade investments or unrated investments judged by the Adviser to be of comparable quality may be more susceptible to real or perceived adverse economic and competitive industry or business conditions than higher-grade investments. Yields on below investment grade investments will fluctuate.

Equity investing risk

The Fund may at times invest directly or indirectly in equity securities, which may be publicly or privately offered. The equity securities in which the Fund invests may be more volatile than the equity markets as a whole. Equity securities risk is the risk that the value of equity instruments to which the Fund is exposed will fall due to general market or economic conditions; overall market changes; local, regional or global political, social or economic instability; currency, interest rate and commodity price fluctuations; perceptions regarding the industries in which the issuers participate, and the particular circumstances and performance of the issuers. Market conditions may affect certain types of equity securities to a greater extent than other types. Although equities have historically generated higher average returns than debt securities over the long term, equity securities also have experienced significantly more volatility in returns. Equities to which the Fund will be exposed are structurally subordinated to bonds and other debt instruments in a company’s capital structure, in terms of priority to corporate income, and, therefore, will be subject to greater dividend risk than debt instruments of such issuers. Finally, the prices of equities are sensitive to rising interest rates, as the costs of capital rise and borrowing costs increase.

Preferred securities risk

Preferred securities may pay fixed or adjustable rates of return. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities. In addition, preferred securities generally pay a dividend and rank ahead of common stocks and behind debt securities in claims for dividends and for assets of the issuer in a liquidation or bankruptcy. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. Preferred securities may also be sensitive to changes in interest rates. When interest rates rise, the fixed dividend on preferred securities may be less attractive, causing the price of preferred stocks to decline. Preferred securities of smaller companies may be more vulnerable to adverse developments than preferred stock of larger companies.

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Leveraging risk

The value of your investment may be more volatile and other risks tend to be compounded if the Fund borrows or has exposure to derivatives or other investments that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the Fund’s underlying assets and creates a risk of loss of value on a larger pool of assets than the Fund would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation or coverage requirements. During periods in which the Fund is using leverage, the fees paid to the Adviser for its investment advisory services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund’s average total assets.

Anti-takeover provisions

The Fund’s Amended and Restated Agreement and Declaration of Trust and Amended and Restated By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status.

MANAGEMENT OF THE FUND

Trustees and Officers

The Fund’s Board of Trustees provides broad supervision over the affairs of the Fund. The officers of the Fund are responsible for the Fund’s operations. The Trustees and officers of the Fund, together with their principal occupations and other affiliations during the past five years, are listed in the SAI.

Investment Adviser

The Adviser is responsible on a day-to-day basis for investment of the Fund’s portfolio in accordance with its investment objective and principal investment strategies, for managing the Fund’s overall investment program, supervising the Fund’s overall compliance program and providing for the general management of the business affairs of the Fund.

The Adviser is a registered investment adviser that specializes in investment management for high-net-worth individuals, families and foundations. The Adviser had approximately $68.2 billion in assets under management as of January 31, 2025, and is a wholly-owned subsidiary of City National Bank (“CNB”), a federally chartered commercial bank founded in the early 1950s, which has provided trust and fiduciary services, including investment management services, to individuals and businesses for over 50 years. CNB currently provides investment management services to individuals, pension and profit sharing plans, endowments and foundations. As of January 31, 2025, CNB and its affiliates had approximately $102.9 billion in assets under administration, which includes approximately $74.8 billion in assets under management. CNB is a wholly-owned indirect subsidiary of RBC USA Holdco Corporation, which is a wholly-owned indirect subsidiary of Royal Bank of Canada.

The Adviser’s main office is at 400 Park Avenue, New York, New York 10022.

Advisory Fee

Under the terms of the advisory agreement between the Fund and the Adviser (the “Advisory Agreement”), the Fund pays the Adviser, as promptly as possible after the last day of each month, a fee for its investment advisory services in the amount of 0.50% of the Fund’s average total assets, less accrued liabilities.

For the fiscal years ended January 31, 2025, January 31, 2024 and January 31, 2023, the Fund paid to the Adviser the following investment management fees and the Adviser waived the indicated amounts.

Fiscal Year Ended January 31, 2025		Fiscal Year Ended January 31, 2024		Fiscal Year Ended January 31, 2023
Fees Paid	Fees Waived	Fees Paid	Fees Waived	Fees Paid	Fees Waived
$1,125,163	$0	$1,049,827	$0	$996,123	$83,214

A discussion regarding the Advisory Agreement and the factors that the Board of Trustees considered in the Board’s recent renewal of the Advisory Agreement will be available in the semi-annual report to shareholders for the fiscal period ending July 31, 2025.

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Expense Limitation

The Adviser has contractually agreed to waive its management fee and/or reimburse expenses to the extent necessary to ensure that the Fund’s total annual operating expenses will not exceed 1.00% (after fee waivers and/or expense reimbursements, and exclusive of front-end or contingent deferred loads, taxes, interest, brokerage commissions, acquired fund fees or expenses, extraordinary expenses such as litigation expenses, and other expenses not incurred in the ordinary course of the Fund’s business). These arrangements will continue until July 27, 2026 and shall automatically renew for an additional one-year period unless sooner terminated by the Fund or by the Board of Trustees upon 60 days’ written notice to the Adviser or termination of the Advisory Agreement. The Adviser may recoup fees waived and expenses reimbursed for a period of three years following the date such reimbursement or reduction was made if such recoupment does not cause current expenses to exceed the expense limit for the Fund in effect at the time the expenses were paid/waived or any expense limit in effect at the time of recoupment.

For the fiscal year ended January 31, 2025, the Adviser recaptured fees it had previously waived in the amount of $17,845.

Portfolio Manager

Thomas H. Ehrlein (the “Portfolio Manager”) is primarily responsible for the day-to-day management of the Fund’s portfolio. Mr. Ehrlein has served as portfolio manager of the Fund since its inception.

Thomas H. Ehrlein, the Director of Investment Solutions at the Adviser, joined City National Rochdale (formerly Rochdale Investment Management) in 2005. He is responsible for Manager Research and Product Development of Investment Strategies. Mr. Ehrlein’s day to day responsibilities involve Portfolio Management responsibilities on several City National Rochdale Funds. In addition, he leads all Alternative Investment Due Diligence, including Private Equity and Private Debt. Mr. Ehrlein’s work is an essential part of asset allocation and investment decisions at the firm. He is a voting member of the City National Rochdale Investment Strategy Committee. Prior to 2005, Mr. Ehrlein was a Senior Consultant in the Investment Management division of FactSet Research Systems, Inc., where he performed financial market and portfolio management research and quantitative analysis for institutional money management firms, and a middle market lending credit analyst at ABN-Amro, North America. Mr. Ehrlein earned his BS in Finance from the University of Scranton and his MBA in Finance from Hofstra University.

The SAI provides additional information about the Portfolio Manager’s compensation, other accounts managed by the Portfolio Manager and the Portfolio Manager’s ownership of shares of the Fund.

DIVIDENDS AND DISTRIBUTIONS

The Fund intends to declare and pay dividends of substantially all net investment income and net realized capital gains at least annually.

The Fund may pay dividends annually. Unless shareholders specify otherwise, dividends will be reinvested in shares of the Fund. You may notify the Transfer Agent in writing up to five days prior to the record date of the next dividend or distribution to:

●	choose to receive dividends or distributions (or both) in cash; or

●	change the way you currently receive distributions.

If you elect to receive distributions and/or dividends by check and the check relating to any distribution or dividend remains uncashed for six months after the date thereof, the Fund will have the right, after such six month period, to reinvest the distribution or dividend relating to the check in shares of the Fund at the then current NAV per share and to reinvest all subsequent distributions and/or dividends in shares of the Fund until you again elect to receive distributions and/or dividends.

If you buy shares of the Fund at a time when the Fund has recognized net income or net capital gain with respect to which a distribution has not been declared, the distribution will be generally taxable to you even though it may effectively represent a return of a portion of your investment.

DISTRIBUTION

SEI Investments Distribution Co. (the “Distributor”) and the Fund are parties to a distribution agreement (the “Distribution Agreement”) with respect to shares of the Fund. The Distribution Agreement is renewable annually by approval of the Board of Trustees and of the Independent Trustees. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Independent Trustees who have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Fund upon not more than 60 days’ written notice by either party or upon assignment by the Distributor. The Distributor is not obligated to sell any specific amount of shares of the Fund. The Distributor also acts as agent for the Fund in connection with repurchases of shares.

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Shares of the Fund are continuously offered through the Distributor, as the exclusive distributor of the Fund’s shares. The Fund has authorized one or more intermediaries (e.g., brokers, investment advisers, etc. (collectively, “intermediaries”)), including affiliates of City National Rochdale, to receive orders on its behalf. Such intermediaries are authorized to designate other intermediaries to receive orders on the Fund’s behalf. The Fund will be deemed to have received an order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. The shares are offered at the NAV per share calculated each regular business day.

Any continuous offering may be discontinued at any time. The Fund has the sole right to accept orders to purchase shares and reserves the right to reject any order in whole or in part.

Additional conditions may apply to investments in the Fund made by shareholders investing through financial intermediaries, programs sponsored by financial intermediaries and retirement plans. The investment professional or intermediary may charge you a transaction-based, administrative or other fee for its services. These conditions and fees are in addition to those imposed by the Fund and its affiliates. You should ask your investment professional or financial intermediary about its services and any applicable fees. In addition, when you invest through an account that is not in your name, you generally may buy and sell shares and complete other transactions only through the account. Ask your investment professional or financial intermediary for more information.

No market currently exists for the Fund’s shares. The Fund’s shares are not listed and the Fund does not currently intend to list its shares for trading on any securities exchange, and the Fund does not expect there to be any secondary market for the Fund’s shares. Neither the Adviser nor the Distributor intends to make a market in the Fund’s shares. The Distributor is not obligated to buy any of the shares. The Distributor is located at One Freedom Valley Drive, Oaks, Pennsylvania 19456.

Payments to financial intermediaries

Your financial intermediary may receive compensation from the Adviser and its affiliates for the sale of fund shares and related services, including administrative services and transaction processing.

The Adviser and its affiliates may make additional payments to your financial intermediary. These payments may provide your financial intermediary with an incentive to favor the Fund over other mutual funds or assist in efforts to promote the sale of the Fund’s shares. Financial intermediaries include broker-dealers, banks (including bank trust departments), registered investment advisers, financial planners, retirement plan administrators and other types of intermediaries.

The Adviser and its affiliates make these additional payments (sometimes referred to as “revenue sharing”) to financial intermediaries out of their past profits and other available sources, which may include profits derived from services provided to the Fund. These payments may be based on a variety of criteria, including the amount of sales or assets of the Fund attributable to the financial intermediary or as a per transaction fee.

Not all financial intermediaries receive additional compensation and the amount of compensation paid varies for each financial intermediary. In certain cases, these payments may be significant. The Adviser and its affiliates determine which firms to support and the extent of the payments they are willing to make, generally choosing firms that have a strong capability to effectively distribute shares of the Fund and that are willing to cooperate with the Adviser’s promotional efforts. The Adviser and its affiliates also may compensate financial intermediaries (in addition to amounts that may be paid by the Fund) for providing certain administrative services and transaction processing services.

The Adviser may benefit from revenue sharing if the intermediary features the Fund in its sales system (such as by placing the Fund on its preferred fund list or giving access on a preferential basis to members of the financial intermediary’s sales force or management). In addition, the financial intermediary may agree to participate in the Fund’s marketing efforts (such as by helping to facilitate or provide financial assistance for conferences, seminars or other programs at which City National Rochdale personnel may make presentations on the Fund to the intermediary’s sales force). To the extent intermediaries sell more shares of the Fund or retain shares of the Fund in their clients’ accounts, the Adviser receives greater advisory and other fees due to the increase in the Fund’s assets. The intermediary may earn a profit on these payments if the amount of the payment to the intermediary exceeds the intermediary’s costs.

Your intermediary may charge you additional fees or commissions other than those disclosed in this Prospectus. Intermediaries may categorize and disclose these arrangements differently than in the discussion above and in the SAI. You can ask your financial intermediary about any payments it receives from the Adviser or the Fund, as well as about fees and/or commissions it charges.

The Adviser and its affiliates may have other relationships with your financial intermediary relating to the provision of services to the Fund, such as providing omnibus account services or effecting portfolio transactions for the Fund. If your intermediary provides these services, the Adviser or the Fund may compensate the intermediary for these services. In addition, your intermediary may have other relationships with the Adviser or its affiliates that are not related to the Fund.

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PURCHASE OF SHARES

Shares of beneficial interest in the Fund are offered on a continuous basis at NAV per share. The Fund generally accepts orders to purchase shares on a monthly basis. However, the Fund’s ability to accept orders to purchase shares may be limited, including during periods when, in the judgment of the Adviser, appropriate investments for the Fund are not available. The Fund reserves the right to suspend subsequent offerings or to accept purchases on a basis more or less frequent than once a month.

Any continuous offering may be discontinued at any time. The Fund has the sole right to accept orders to purchase shares and reserves the right to reject any order in whole or in part.

All initial investments in the Fund by or through the Adviser, its advisory partners and its advisory affiliates are subject to a $1,000,000 minimum per registered investment adviser or intermediary. The Adviser and its advisory partners and affiliates may impose different or additional minimum investment and eligibility requirements from those of the Fund. Please contact your registered investment adviser or financial intermediary for more information. The Adviser may waive these minimum investment requirements. All investments in the Fund are subject to the approval of the Fund and the Fund reserves the right to reject a purchase order for any reason.

Please contact the Distributor or your registered investment adviser or other qualified intermediary for more information.

PERIODIC REPURCHASE OFFERS

The Fund is a closed-end “interval” fund and, to provide some liquidity and the ability to receive NAV on a disposition of at least a portion of your shares, makes periodic offers to repurchase shares. Except as permitted by the Fund’s interval structure, no shareholder has the right to require the Fund to repurchase its shares. No public market for shares exists, and none is expected to develop in the future. Consequently, shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their shares by the Fund.

The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its shares at NAV on a regular schedule. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding shares, for each repurchase offer, the Fund expects to offer to repurchase 5% of its outstanding shares unless the Fund’s Board of Trustees has approved a higher amount for that repurchase offer.

The Fund is required to make repurchase offers every three months. Quarterly repurchase offers are made in the months of January, April, July and October.

The date on which the repurchase price for shares is determined shall occur no later than the 14th day after the repurchase request deadline (or the next business day, if the 14th day is not a business day). The “repurchase request deadline” is the date by which shareholders wishing to tender shares for repurchase must respond to the repurchase offer.

When a repurchase offer commences, the Fund sends, at least 21 days before the repurchase request deadline, written notice to each shareholder setting forth, among other things:

●	The percentage of outstanding shares that the Fund is offering to repurchase and how the Fund will purchase shares on a pro rata basis if the offer is oversubscribed.

●	The date on which a shareholder’s repurchase request is due (the repurchase deadline).

●	The date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “repurchase pricing date”). See “Net Asset Value” in this Prospectus.

●	The date by which the Fund will pay to shareholders the proceeds from their shares accepted for repurchase.

●	The NAV of the shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the NAV.

●	The procedures by which shareholders may request that their shares be repurchased and the right of shareholders to withdraw or modify their repurchase requests before the repurchase request deadline.

●	The circumstances in which the Fund may suspend or postpone the repurchase offer.

This notice may be included in a shareholder report or other fund document. If a shareholder’s shares are held in an advisory account over which an investment adviser has full discretionary authority, this notice may be sent solely to such investment adviser. The repurchase request deadline will be strictly observed. A repurchase request is received in good order if it is properly completed and signed. If a shareholder fails to submit a repurchase request in good order by the repurchase request deadline, the shareholder will be unable to liquidate shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good order at any point before the repurchase request deadline.

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Determination of Repurchase Price and Payment for Shares

The date on which the repurchase price for shares is determined shall occur no later than the 14th day after the repurchase request deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to shareholders between one and three business days after the repurchase pricing date and will distribute such payment no later than seven (7) calendar days after such date. The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the repurchase request deadline, and it may also change materially between the repurchase request deadline and repurchase pricing date. The method by which the Fund calculates NAV is discussed under “Net Asset Value” in this Prospectus. During the period an offer to repurchase is open, shareholders may obtain the current NAV by calling the Fund’s transfer agent at 1-888-889-0799.

The Fund does not currently charge a repurchase fee, and it does not currently expect to impose a repurchase fee.

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act.

The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”), (2) for any period during which the New York Stock Exchange (the “NYSE”) or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Oversubscribed Repurchase Offers

There is no minimum number of shares that must be submitted for repurchase before the Fund will honor repurchase requests. However, the Fund’s Trustees set for each repurchase offer a maximum percentage of shares that may be repurchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional shares up to a maximum amount of 2% of the outstanding shares of the Fund. If the Fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders submit for repurchase an amount of shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the shares submitted for repurchase on a pro rata basis. The Fund does not currently expect to offer to repurchase additional shares in the event a repurchase offer is oversubscribed.

If any shares that you wish to have repurchased by the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit your repurchase request, and your repurchase request will not be given any priority over other shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may submit for repurchase more shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

There is no assurance that you will be able to have your shares repurchased by the Fund when or in the amount that you desire.

Consequences of Repurchase Offers

From the time the Fund distributes or publishes each repurchase offer notification until the repurchase pricing date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the repurchase request deadline and the repurchase payment date, or which mature by the repurchase payment date. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not submit their shares for repurchase by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional shares so as to mitigate these effects.

These and other possible risks associated with the Fund’s repurchase offers are described under “Risk Factors” in this Prospectus. The repurchase of shares by the Fund will be a taxable event to shareholders, potentially even to those shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Federal Income Tax Matters” below and “Tax Status” in the SAI.

Proceeds from the repurchase of shares are paid in cash (in U.S. dollars).

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FEDERAL INCOME TAX MATTERS

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder acquiring, holding or disposing of shares of the Fund. This discussion addresses only U.S. federal income tax consequences to U.S. shareholders who hold their shares as capital assets (within the meaning of Section 1221 of the Code) and does not address all of the U.S. federal income tax consequences that may be relevant to particular shareholders in light of their individual circumstances. This discussion also does not address the tax consequences to shareholders who are subject to special rules, including, without limitation, banks and financial institutions, insurance companies, real estate investment trusts, other regulated investment companies, dealers in securities or foreign currencies, foreign shareholders, shareholders who hold their shares as or in a hedge, a constructive sale, or a conversion transaction, S corporations, shareholders who are subject to an alternative minimum tax, shareholders subject to the income inclusion timing rules of Code Section 451(b), shareholders whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar, or governments or their agencies or instrumentalities. In addition, the discussion does not address any state, local, or non-U.S. or non-income tax consequences, and it does not address the effect of any treaty. The discussion reflects applicable tax laws of the United States as of the date of this Prospectus, which tax laws may be changed or subject to new interpretations by the courts or the IRS retroactively or prospectively. No attempt is made to present a detailed explanation of all U.S. federal income tax concerns affecting the Fund and its shareholders. Investors are urged to consult their own tax advisers to determine the specific tax consequences to them of acquiring, holding and disposing of shares in the Fund, including the applicable federal, state, local and foreign tax consequences to them and the effect of possible changes in tax laws.

The Fund has elected to be treated, and intends to continue to qualify each year, as a “regulated investment company” under Subchapter M of the Code, so that it will not be subject to U.S. federal income tax on income and capital gains distributed as dividends for U.S. federal income tax purposes to shareholders. In order to qualify as a regulated investment company under Subchapter M of the Code, the Fund must, among other things, (i) derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and net income derived from an interest in a qualified publicly traded partnership (as defined in Section 851(h) of the Code) (the “90% income test”) and (ii) diversify its holdings so that, at the end of each quarter of each taxable year (subject to certain exceptions and special rules): (a) at least 50% of the value of the Fund’s total assets is represented by (1) cash and cash items, U.S. Government securities, securities of other regulated investment companies, and (2) other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and to not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested in (1) the securities (other than U.S. Government securities and securities of other regulated investment companies) of any one issuer, (2) the securities (other than securities of other regulated investment companies) of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (3) the securities of one or more qualified publicly traded partnerships (collectively, the “asset diversification tests”).

For purposes of the 90% income test, the character of gross income earned by any entities in which the Fund may invest that are not treated as corporations for U.S. federal income tax purposes (e.g., partnerships other than certain publicly traded partnerships or trusts that have not elected to be classified as corporations under the “check-the-box” regulations) will generally pass through to the Fund. Consequently, in order to qualify as a regulated investment company, the Fund may be required to limit its equity investments in such entities that earn fee income, rental income, insurance income or other non-qualifying gross income.

If the Fund qualifies as a regulated investment company and properly distributes to its shareholders each taxable year dividends for U.S. federal income tax purposes in an amount equal to or exceeding the sum of (i) 90% of its “investment company taxable income” as that term is defined in the Code (which includes, among other things, dividends, taxable interest, and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) without regard to the deduction for dividends paid and (ii) 90% of the excess of its gross tax-exempt interest income, if any, over certain disallowed deductions, the Fund generally will not be subject to U.S. federal income tax on any income of the Fund, including “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), distributed as dividends for U.S. federal income tax purposes to shareholders. However, if the Fund meets such distribution requirements, but chooses to retain some portion of its taxable income or gains, it generally will be subject to U.S. federal income tax at the applicable corporate rate on the amount retained. The Fund may designate certain amounts retained as undistributed net capital gain in a notice to its shareholders, who (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their proportionate shares of the undistributed amount so designated, (ii) will be entitled to credit their proportionate shares of the income tax paid by the Fund on that undistributed amount against their federal income tax liabilities and to claim refunds to the extent such credits exceed their liabilities and (iii) will be entitled to increase their tax basis, for federal income tax purposes, in their shares by an amount equal to the excess of the amount of undistributed net capital gain included in their respective income over their respective income tax credits. The Fund intends to distribute at least annually all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), net tax-exempt interest income, and net capital gain.

The Fund normally invests a significant portion of its assets in Structured Investments in the form of ELNs issued by Segregated Accounts. The federal income tax treatment of these Structured Investments and Segregated Accounts, both generally and with respect to the requirements applicable to regulated investment companies, is not entirely clear. Under proposed Treasury Regulations, it is expected that

City National Rochdale Select Strategies Fund | PAGE 47

each of the Segregated Accounts will be treated as a separate entity for U.S. federal income tax purposes. If a Segregated Account were to instead be treated as a division of a larger entity consisting of multiple Segregated Accounts, then the Fund could fail to meet the asset diversification tests applicable to regulated investment companies. Additionally, it is expected that the ELNs will be treated as non-voting equity interests in the Segregated Accounts for U.S. federal income tax purposes. If the ELNs were to instead be treated as voting equity investments, the Fund could fail to meet the asset diversification tests applicable to regulated investment companies. The tax treatment of certain insurance- and reinsurance-related instruments is not entirely clear. Certain of the Fund’s investments (including, potentially, certain insurance- and reinsurance-related instruments and Structured Investments) may generate gross income that is not qualifying gross income for purposes of the 90% income test. The Fund might generate more non-qualifying gross income than anticipated, might not be able to generate qualifying gross income in a particular taxable year at levels sufficient to meet the 90% income test, or might not be able to determine the percentage of qualifying gross income it has derived for a taxable year until after year-end. The Fund may determine not to make an investment that it otherwise would have made, or may dispose of an investment it otherwise would have retained (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances), in an effort to meet the 90% income test.

If, for any taxable year, the Fund does not qualify as a regulated investment company or does not satisfy the 90% distribution requirement, it generally will be treated as a U.S. corporation subject to U.S. federal income tax, thereby subjecting any income earned by the Fund to tax at the corporate level and to a further tax at the shareholder level when such income is distributed. Under certain circumstances, the Fund may be able to cure a failure to qualify as a regulated investment company, but in order to do so, the Fund may incur significant Fund-level taxes and may be forced to dispose of certain assets.

Under the Code, the Fund will be subject to a nondeductible 4% U.S. federal excise tax on a portion of its undistributed ordinary income and capital gain net income if it fails to meet certain distribution requirements with respect to each calendar year and generally for the twelve-month period ending October 31, respectively. The Fund intends to make distributions in a timely manner and accordingly does not expect to be subject to the excise tax.

The Fund expects to declare and pay dividends of net investment income and net realized capital gains annually. Dividends from income and/or capital gains may also be paid at such other times as may be necessary for the Fund to avoid U.S. federal income or excise tax.

Unless a shareholder specifies otherwise, all distributions from the Fund to that shareholder will be automatically reinvested in additional shares of the Fund. For U.S. federal income tax purposes, all dividends generally are taxable whether a shareholder takes them in cash or they are reinvested in additional shares of the Fund.

In general, assuming that the Fund has sufficient earnings and profits, dividends from net investment income and net short-term capital gains are taxable either as ordinary income or, if certain conditions are met, as “qualified dividend income,” taxable to individual and certain other non-corporate shareholders at reduced U.S. federal income tax rates.

In general, dividends may be reported by the Fund as qualified dividend income if they are attributable to qualified dividend income received by the Fund. Qualified dividend income, with respect to dividends received by a Fund shareholder, generally means dividend income received from the Fund’s investments, if any, in common and preferred stock of U.S. companies and stock of certain qualified foreign corporations, provided that certain holding period and other requirements are met by both the Fund and the Fund shareholder in question. The Fund is permitted to acquire stock of corporations and instruments treated as stock of corporations for U.S. federal income tax purposes, and it is therefore possible that a portion of the Fund’s distributions may be eligible for treatment as qualified dividend income.

A foreign corporation is treated as a qualified foreign corporation for this purpose if it is incorporated in a possession of the United States or it is eligible for the benefits of certain income tax treaties with the United States and meets certain additional requirements. Certain foreign corporations that are not otherwise qualified foreign corporations will be treated as qualified foreign corporations with respect to dividends paid by them if the stock with respect to which the dividends are paid is readily tradable on an established securities market in the United States. PFICs (including certain PFICs issuing insurance and reinsurance-related instruments) are not qualified foreign corporations for this purpose. The Segregated Accounts are not expected to be treated as qualified foreign corporations for this purpose, and Fund distributions attributable to dividends and other distributions received on Structured Investments issued by the Segregated Accounts are not expected to be eligible for qualified dividend income treatment.

A dividend that is attributable to qualified dividend income of the Fund that is paid by the Fund to a shareholder will not be taxable as qualified dividend income to such shareholder (1) if the dividend is received with respect to any share of the Fund held for fewer than 61 days during the 121-day period beginning on the date which is 60 days before the date on which such share became ex-dividend with respect to such dividend (or, in the case of certain preferred stock, 91 days during the 181-day period beginning 90 days before such date), (2) to the extent that the shareholder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, or (3) if the shareholder elects to have the dividend treated as investment income for purposes of the limitation on deductibility of investment interest. The “ex-dividend” date is the date on which the owner of the share at the commencement of such date is entitled to receive the next issued dividend payment for such share even if the share is sold by the owner on that date or thereafter.

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Distributions by the Fund in excess of the Fund’s current and accumulated earnings and profits will be treated as a return of capital to the extent of (and in reduction of) the shareholder’s tax basis in its shares and any such amount in excess of that basis will be treated as gain from the sale of shares, as discussed below.

Certain dividends received by the Fund from U.S. corporations (generally, dividends received by the Fund in respect of any share of stock (1) with a tax holding period of at least 46 days during the 91-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend as to that dividend and (2) that is held in an unleveraged position) and distributed and appropriately so reported by the Fund may be eligible for the 50% dividends-received deduction generally available to certain corporations under the Code.

Certain preferred stock must have a holding period of at least 91 days during the 181-day period beginning on the date that is 90 days before the date on which the stock becomes ex-dividend as to that dividend in order to be eligible for this corporate dividends-received deduction. Capital gain dividends distributed to the Fund from other regulated investment companies are not eligible for the dividends-received deduction. The Fund is permitted to acquire stock of U.S. domestic corporations, and it is therefore possible that a portion of the Fund’s distributions may qualify for this deduction. In order to qualify for the deduction, corporate shareholders must meet the minimum holding period requirement stated above with respect to their Fund shares, taking into account any holding period reductions from certain hedging or other transactions or positions that diminish their risk of loss with respect to their Fund shares, and, if they borrow to acquire or otherwise incur debt attributable to Fund shares, they may be denied a portion of the dividends-received deduction with respect to those shares. Any corporate shareholder should consult its tax adviser regarding the possibility that its tax basis in its shares may be reduced, for U.S. federal income tax purposes, by reason of “extraordinary dividends” received with respect to the shares and, to the extent such basis would be reduced below zero, current recognition of income may be required.

Distributions from net capital gains, if any, that are reported to a Fund shareholder as capital gain dividends by the Fund are taxable as long-term capital gains for U.S. federal income tax purposes without regard to the length of time the shareholder has held shares of the Fund. Capital gain dividends distributed by the Fund to individual and certain other noncorporate shareholders will be taxable as long-term capital gains, which are generally taxable to noncorporate taxpayers at reduced U.S. federal income tax rates. A shareholder should also be aware that the benefits of the favorable tax rates applicable to long-term capital gains and qualified dividend income may be affected by the application of the alternative minimum tax applicable to individuals.

The U.S. federal income tax status of all distributions will be reported to shareholders annually.

A 3.8% Medicare contribution tax generally applies to all or a portion of the net investment income of a shareholder who is an individual and not a nonresident alien for federal income tax purposes and who has adjusted gross income (subject to certain adjustments) that exceeds a threshold amount. This 3.8% tax also applies to all or a portion of the undistributed net investment income of certain shareholders that are estates and trusts. For these purposes, interest, dividends and certain capital gains (among other categories of income) are generally taken into account in computing a shareholder’s net investment income.

Although dividends generally will be treated as distributed when paid, any dividend declared by the Fund in October, November or December and payable to shareholders of record in such a month that is paid during January of the following calendar year will be treated for U.S. federal income tax purposes as received by shareholders on December 31 of the calendar year in which it was declared. In addition, certain distributions made after the close of a taxable year of the Fund may be “spilled back” and treated for certain purposes as paid by the Fund during such taxable year. In such case, however, shareholders generally will be treated as having received such dividends in the taxable year in which the distributions were actually made. For purposes of calculating the amount of a regulated investment company’s undistributed income and gain subject to the 4% excise tax described above, such “spilled back” dividends are treated as paid by the regulated investment company when they are actually paid.

For U.S. federal income tax purposes, the Fund is permitted to carry forward indefinitely a net capital loss incurred in any taxable year to offset its capital gains, if any, in taxable years following the taxable year of the loss. To the extent subsequent capital gains are offset by such losses, they will not cause the Fund to incur a U.S. federal income tax liability and may not be distributed as capital gain dividends to shareholders. Generally, the Fund may not carry forward any losses other than net capital losses. Under certain circumstances, the Fund may elect to treat certain losses as though they were incurred on the first day of the taxable year immediately following the taxable year in which they were actually incurred.

At the time of a purchase of Fund shares, a portion of the purchase price paid by a Fund shareholder may be attributable to unrealized appreciation in the Fund’s portfolio, or to undistributed investment income or capital gains of the Fund. Consequently, subsequent distributions by the Fund with respect to these shares from such appreciation, investment income or gains may be taxable to such investor even if the NAV of the investor’s shares is, as a result of the distributions, reduced below the investor’s cost for such shares and the distributions economically represent a return of a portion of the investment.

A repurchase by the Fund of its shares from a shareholder generally is expected to be treated as a sale of the shares by the shareholder. If, however, the shareholder continues to own shares of the Fund after the repurchase (including shares owned by attribution), and if the repurchase does not otherwise qualify under the Code for treatment as a sale of shares, some or all of the amounts received by a shareholder in a repurchase may be recharacterized either as an ordinary income dividend or as a capital gain dividend. There is also a risk that

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shareholders who do not participate in the repurchase may be deemed to have received such a distribution as a result of their proportionate increase in the ownership of the Fund. The Fund will use its judgment in reporting repurchases as sales or deemed distributions of ordinary income dividends or capital gain dividends for U.S. federal income tax purposes, but the IRS may disagree with the Fund’s reporting. Shareholders should consult their own tax advisers with reference to their individual circumstances to determine whether any particular transaction in Fund shares (including a repurchase) is properly treated as a sale for tax purposes, as the following discussion assumes, and to ascertain the tax treatment of any gains or losses recognized in such transactions.

In general, if Fund shares are sold, the selling shareholder will recognize gain or loss equal to the difference between the amount realized on the sale and the shareholder’s adjusted basis in the shares. Such gain or loss generally will be treated as long-term capital gain or loss if the shares were held for more than one year and otherwise generally will be treated as short-term capital gain or loss. Any loss recognized by a shareholder upon the sale or other disposition of shares with a tax holding period of six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions to the shareholder of long-term capital gain with respect to such shares (including any amounts credited to the shareholder as undistributed capital gains).

The Fund may report to the IRS the amount of proceeds that a shareholder receives from a repurchase of Fund shares. The Fund may also report the shareholder’s basis in those shares and whether any gain or loss that the shareholder realizes on the repurchase is short-term or long-term gain or loss. If a shareholder has a different basis for different shares of the Fund in the same account (e.g., if a shareholder purchased Fund shares in the same account at different times for different prices, including as the result of reinvestment of dividends), the Fund will calculate the basis of the shares using its default method unless the shareholder has properly elected to use a different method. The Fund’s default method for calculating basis will be the average basis method, under which the basis per share is reported as the average of the bases of all of the shareholder’s Fund shares in the account. A shareholder may elect, on an account-by-account basis, to use a method other than average basis by following procedures established by the Fund. If such an election is made on or prior to the date of the first repurchase of shares in the account and on or prior to the date that is one year after the shareholder receives notice of the Fund’s default method, the new election will generally apply as if the average basis method had never been in effect for such account. If such an election is not made on or prior to such dates, the shares in the account at the time of the election will generally retain their averaged bases. Shareholders should consult their tax advisers concerning the tax consequences of applying the average basis method or electing another method of basis calculation.

Losses on repurchases of shares may be disallowed under “wash sale” rules in the event of other investments in the Fund (including those made pursuant to reinvestment of distributions) within a period of 61 days beginning 30 days before and ending 30 days after a repurchase or other disposition of shares. In such a case, the disallowed portion of any loss generally would be included in the U.S. federal tax basis of the shares acquired in the other investments.

Under Treasury regulations, if a shareholder recognizes a loss with respect to Fund shares of $2 million or more for an individual shareholder, or $10 million or more for a corporate shareholder, in any single taxable year (or certain greater amounts over a combination of years), the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Shareholders who own portfolio securities directly are in many cases excepted from this reporting requirement but, under current guidance, shareholders of regulated investment companies are not excepted. A shareholder who fails to make the required disclosure to the IRS may be subject to adverse tax consequences, including substantial penalties. The fact that a loss is reportable under these regulations does not affect the legal determination of whether or not the taxpayer’s treatment of the loss is proper. Shareholders should consult with their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Shareholders that are exempt from U.S. federal income tax, such as retirement plans that are qualified under Section 401 of the Code, generally are not subject to U.S. federal income tax on Fund dividends or distributions, or on repurchases of Fund shares unless the Fund shares are “debt-financed property” within the meaning of the Code. However, in the case of Fund shares held through a non-qualified deferred compensation plan, Fund dividends and distributions received by the plan and gains from repurchases of Fund shares by the plan generally are taxable to the employer sponsoring such plan in accordance with the U.S. federal income tax laws that are generally applicable to shareholders receiving such dividends or distributions from regulated investment companies such as the Fund.

A plan participant whose retirement plan invests in the Fund, whether such plan is qualified or not, generally is not subject to tax on Fund dividends or distributions received by the plan or on gains from repurchases of Fund shares by the plan for U.S. federal income tax purposes. However, distributions to plan participants from a retirement plan account generally are taxable as ordinary income, and different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

Certain tax-exempt educational institutions will be subject to a 1.4% tax on net investment income. For these purposes, certain dividends and capital gain distributions, and certain gains from the disposition of Fund shares (among other categories of income), are generally taken into account in computing a shareholder’s net investment income.

Foreign exchange gains and losses realized by the Fund in connection with certain transactions involving foreign currency-denominated debt securities, certain options, futures contracts, forward contracts and similar financial instruments relating to foreign currency, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Section 988 of the Code, which generally causes

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such gains and losses to be treated as ordinary income and losses and may affect the amount, timing and character of distributions to shareholders. Under Treasury regulations that may be promulgated in the future, any gains from such transactions that are not directly related to the Fund’s principal business of investing in stock or securities (or its options contracts or futures contracts with respect to stock or securities) may have to be limited in order to enable the Fund to satisfy the 90% income test.

Investments in the Segregated Accounts and certain other investments directly or indirectly held by the Fund (including certain ILWs, Cat Bonds and Structured Investments) may be treated as equity interests in PFICs for U.S. federal income tax purposes. In general, a PFIC is a foreign corporation (i) that earns at least 75% of its annual gross income from passive sources (such as interest, dividends, certain rents and royalties, or capital gains) or (ii) where at least 50% of its assets (computed based on average fair market value) either produce or are held for the production of passive income. If the Fund directly or indirectly holds any equity interest (under Treasury regulations that may be promulgated in the future, generally including not only stock but also an option to acquire stock such as is inherent in a convertible bond) in a PFIC, the Fund could be subject to U.S. federal income tax and additional interest charges on “excess distributions” received (directly or indirectly) from the PFIC or on any gain recognized by the Fund (directly or indirectly) from the sale or other disposition of stock in the PFIC, even if all income or gain actually earned by the Fund is timely distributed to its shareholders. The Fund would not be able to pass through to its shareholders any credit or deduction for such a tax. Gains recognized by the Fund from the sale or other disposition of stock of PFICs may also be treated as ordinary income.

A “qualified electing fund” election or a “mark to market” election may be available that would ameliorate these adverse tax consequences, but such elections could require the Fund to recognize taxable income or gain (which would be subject to the distribution requirements applicable to regulated investment companies, as described above) without the concurrent receipt of cash. In order to satisfy the distribution requirements with respect to such income or gain and avoid a tax on the Fund, the Fund may be required to liquidate portfolio securities that it might otherwise have continued to hold (potentially resulting in taxable gain or loss to the Fund and potentially under disadvantageous circumstances), or the Fund may be required to borrow cash. In order for the Fund to make a qualified electing fund election with respect to a PFIC, the PFIC would have to agree to provide certain tax information to the Fund on an annual basis, which it might not agree to do. If the Fund makes a valid qualified electing fund election with respect to a PFIC, the Fund will include in its income each year its pro rata share of the PFIC’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), whether or not any amounts are distributed from the PFIC to the Fund. If the qualified electing fund election is made, actual cash distributions by the PFIC paid out of earnings and profits already included in taxable income will not be taken into account in determining the taxable income of the Fund. Any gain or loss recognized by the Fund from the sale or other disposition of stock of a PFIC for which the Fund has made a qualified electing fund election will generally be treated as a capital gain or loss. If the Fund makes a mark-to-market election with respect to a PFIC, the Fund generally will include as ordinary income each taxable year the excess, if any, of the fair market value of its stock in the PFIC at the end of the year over its adjusted tax basis in that stock, and the Fund generally will be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in that stock over the fair market value of that stock at the end of the year (but only to the extent of the net amount of income previously included by the Fund as a result of the mark-to-market election). If the Fund makes a mark-to-market election with respect to a PFIC, then any gain recognized by the Fund from the sale or other disposition of the stock of a PFIC will generally be treated as ordinary income, and any loss so recognized will be treated as an ordinary loss to the extent of the net amount of income previously included by the Fund as a result of the mark-to-market election. The Fund may limit and/or manage its holdings in PFICs to limit its tax liability or maximize its after-tax return from these investments.

The Segregated Accounts and certain other issuers of insurance- and reinsurance-related securities may be treated as CFCs for U.S. federal income tax purposes. If a sufficient portion of the vote or, under legislation enacted in late 2017, value of interests in a foreign issuer that is treated as a corporation for U.S. federal income tax purposes is directly or indirectly held (or treated as held) by the Fund, independently or together with certain other U.S. persons, that issuer may be treated as a CFC with respect to the Fund, in which case the Fund will be required to take into account each year, as ordinary income, its share of certain portions of that issuer’s income, whether or not such amounts are distributed. Prior to the 2017 change in tax law, it was expected, but not guaranteed, that the Segregated Accounts of NB Re would not be treated as CFCs for U.S. federal income tax purposes. If the Segregated Accounts or other issuers of insurance- and reinsurance-related securities are treated as CFCs for U.S. federal income tax purposes, the Fund may have to dispose of its portfolio securities (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances) to generate cash, or may have to borrow the cash, to meet its distribution requirements and avoid Fund-level taxes. In addition, some Fund gains recognized from the sale or other disposition of interests in such an issuer may be treated as ordinary income. The Fund may limit and/or manage its holdings in issuers that could be treated as CFCs in order to limit its tax liability or maximize its after-tax return from these investments.

Under Section 163(j) of the Code, a taxpayer’s business interest expense is generally deductible to the extent of its business interest income plus certain other amounts. If the Fund earns business interest income, it may report a portion of its dividends as “Section 163(j) interest dividends,” which its shareholders may be able to treat as business interest income for purposes of Section 163(j) of the Code. The Fund’s “Section 163(j) interest dividend” for a tax year will be limited to the excess of its business interest income over the sum of its business interest expense and other deductions properly allocable to its business interest income. In general, the Fund’s shareholders may treat a distribution reported as a Section 163(j) interest dividend as interest income only to the extent the distribution exceeds the sum of the portions of the distribution reported as other types of tax-favored income (which would generally include exempt-interest income). To be eligible to treat a Section 163(j) interest dividend as interest income, a shareholder may need to meet certain holding period requirements in respect of the shares and must not have hedged its position in the shares in certain ways.

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If the Fund invests in certain payment-in-kind securities, zero coupon securities, deferred interest securities or, in general, any other securities with original issue discount (or with market discount if the Fund elects to include market discount in income currently), the Fund generally must accrue income on such investments for each taxable year, which generally will be recognized by the Fund as a component of its investment company taxable income prior to the receipt of the corresponding cash payments. However, the Fund must distribute to its shareholders, at least annually, all or substantially all of its investment company taxable income (determined without regard to the deduction for dividends paid), including such accrued income, in order to qualify to be treated as a regulated investment company under the Code and avoid U.S. federal income and excise taxes. Therefore, the Fund may have to dispose of its portfolio securities, potentially under disadvantageous circumstances, to generate cash, or may have to borrow the cash, to satisfy distribution requirements. Such a disposition of securities may potentially result in additional taxable gain or loss to the Fund.

The Fund may invest to a significant extent in, or hold, debt instruments that are below investment grade or that are unrated, including debt instruments of issuers not currently paying interest or that are in default. Investments in debt instruments that are at risk of or are in default present special tax issues for the Fund. Federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on debt instruments in default should be allocated between principal and interest and whether certain exchanges of debt instruments in a workout context are taxable events for U.S. federal income tax purposes. These and other issues will be addressed by the Fund, in the event it invests in or holds such debt instruments, in order to seek to mitigate the risk that it fails to distribute sufficient income to preserve its qualification for treatment as a regulated investment company and minimize U.S. federal income or excise tax.

Options written or purchased and futures contracts entered into by the Fund on certain securities, indices and foreign currencies, as well as certain forward foreign currency contracts and similar financial instruments, may cause the Fund to recognize gains or losses from marking-to-market even though such options may not have lapsed or been closed out or exercised, or such futures or forward contracts or similar financial instruments may not have been performed or closed out. The tax rules applicable to these contracts, options and similar financial instruments may affect the characterization of some capital gains and losses realized by the Fund as long-term or short-term. Certain options, futures and forward contracts and similar financial instruments relating to foreign currency may be subject to Section 988 of the Code, as described above, and accordingly may produce ordinary income or loss. Additionally, the Fund may be required to recognize gain if an option, futures contract, forward contract, short sale or similar transaction that is not subject to the mark-to-market rules is treated as a “constructive sale” of an “appreciated financial position” held by the Fund under Section 1259 of the Code. Any net mark-to-market gains and/or gains from constructive sales may also have to be distributed to satisfy the distribution requirements referred to above even though the Fund may receive no corresponding cash amounts, possibly requiring the disposition of portfolio securities or borrowing to obtain the necessary cash. Such a disposition of securities may potentially result in additional taxable gain or loss to the Fund. Losses on certain options, futures or forward contracts and similar financial instruments, and/or offsetting positions (portfolio securities or other positions with respect to which the Fund’s risk of loss is substantially diminished by one or more options, futures or forward contracts) may also be deferred under the tax straddle rules of the Code, which may also affect the characterization of capital gains or losses from straddle positions and certain successor positions as long-term or short-term. Certain tax elections may be available that would enable the Fund to ameliorate some adverse effects of the tax rules described in this paragraph. The tax rules applicable to options, futures, forward contracts and straddles may affect the amount, timing and character of the Fund’s income and gains or losses and hence of its distributions to shareholders.

The Fund will not be considered a “publicly offered” regulated investment company if it does not have at least 500 shareholders at all times during a taxable year and its shares are not treated as continuously offered pursuant to a public offering. If for any taxable year the Fund were not a “publicly offered” regulated investment company within the meaning of Section 67(c)(2)(B) of the Code, certain of the Fund’s direct and indirect expenses would be subject to special rules relating to expenses. Very generally, pursuant to Treasury Regulations, expenses of a regulated investment company that is not “publicly offered,” except those specific to its status as a regulated investment company or separate entity (e.g., registration fees or transfer agency fees), are treated as additional dividends to certain fund shareholders (generally including other regulated investment companies that are not “publicly offered,” individuals and entities that compute their taxable income in the same manner as individuals) and, for years beginning after December 31, 2017 and before January 1, 2026, are not deductible by those shareholders that are individuals (or entities that compute their taxable income in the same manner as individuals).

The Fund may be subject to withholding and other taxes imposed by foreign countries, including taxes imposed on interest, dividends and capital gains with respect to its investments in those countries. Any such taxes would, if imposed, reduce the yield on or return from those investments. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes in some cases. If more than 50% of the Fund’s total assets at the close of any taxable year consist of stock or securities of foreign corporations, the Fund may elect to pass through to its shareholders their pro rata shares of qualified foreign taxes paid by the Fund for that taxable year. If the Fund so elects, shareholders would be required to include such taxes in their gross incomes (in addition to the dividends and distributions they actually receive), would treat such taxes as foreign taxes paid by them, and as described below may be entitled to a tax deduction for such taxes or a tax credit, subject to a holding period requirement and other limitations under the Code.

Qualified foreign taxes generally include taxes that would be treated as income taxes under U.S. tax regulations but do not include certain taxes, such as stamp taxes, securities transaction taxes, and similar taxes. If the Fund qualifies to make, and makes, the election described above, shareholders may deduct their pro rata portion of qualified foreign taxes paid by the Fund for that taxable year in computing their income subject to U.S. federal income taxation or, alternatively, claim them as credits, subject to applicable limitations under the Code,

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against their U.S. federal income taxes. Shareholders who do not itemize deductions for U.S. federal income tax purposes will not, however, be able to deduct their pro rata portion of qualified foreign taxes paid by the Fund, although such shareholders will be required to include their shares of such taxes in gross income if the Fund makes the election described above. No deduction for such taxes will be permitted to individuals in computing their alternative minimum tax liability.

If the Fund makes this election and a shareholder chooses to take a credit for the foreign taxes deemed paid by such shareholder, the amount of the credit that may be claimed in any taxable year may not exceed the same proportion of the U.S. tax against which such credit is taken that the shareholder’s taxable income from foreign sources (but not in excess of the shareholder’s entire taxable income) bears to his entire taxable income. For this purpose, long-term and short-term capital gains the Fund realizes and distributes to shareholders will generally not be treated as income from foreign sources in their hands, nor will distributions of certain foreign currency gains subject to Section 988 of the Code or of any other income recognized by the Fund that is deemed, under the Code, to be U.S.-source income in the hands of the Fund. This foreign tax credit limitation may also be applied separately to certain specific categories of foreign-source income and the related foreign taxes. As a result of these rules, which may have different effects depending upon each shareholder’s particular tax situation, certain shareholders may not be able to claim a credit for the full amount of their proportionate share of the foreign taxes paid by the Fund. Shareholders who are not liable for U.S. federal income taxes, including tax-exempt shareholders, will ordinarily not benefit from this election. If the Fund does make the election, it will provide required tax information to shareholders. The Fund generally may deduct any foreign taxes that are not passed through to its shareholders in computing its income available for distribution to shareholders to satisfy applicable tax distribution requirements. Under certain circumstances, if the Fund receives a refund of foreign taxes paid in respect of a prior year, the value of Fund shares could be affected, or any foreign tax credits or deductions passed through to shareholders in respect of the Fund’s foreign taxes for the current year could be reduced.

The Fund is required to withhold (as “backup withholding”) a portion of reportable payments, including dividends, capital gain distributions and the proceeds of repurchases of Fund shares, paid to shareholders who have not complied with certain IRS regulations. The backup withholding rate is currently 24%. In order to avoid this withholding requirement, shareholders, other than certain exempt entities, must generally certify that the Social Security Number or other Taxpayer Identification Number they provide is their correct number and that they are not currently subject to backup withholding, or that they are exempt from backup withholding. The Fund may nevertheless be required to backup withhold if it receives notice from the IRS or a broker that the number provided is incorrect or backup withholding is applicable as a result of previous underreporting of interest or dividend income.

Backup withholding is not an additional tax. Any amounts withheld may be credited against the applicable shareholder’s federal income tax liability, provided the appropriate information is timely furnished to the IRS.

Persons holding Fund shares who are not U.S. persons may be subject to different U.S. federal income tax treatment, including a non-resident alien U.S. withholding tax at the rate of 30% or any lower applicable treaty rate on amounts treated as ordinary dividends from the Fund (other than certain dividends reported by the Fund as (i) interest-related dividends, to the extent such dividends are derived from the Fund’s “qualified net interest income,” or (ii) short-term capital gain dividends, to the extent such dividends are derived from the Fund’s “qualified short-term gain”) or, in certain circumstances, unless an effective IRS Form W-8BEN or other applicable and authorized U.S. nonresident withholding certificate is on file, to backup withholding on certain other payments from the Fund. “Qualified net interest income” is generally the Fund’s net income derived from U.S.-source interest and original issue discount, subject to certain exceptions and limitations. “Qualified short-term gain” generally means the excess of the net short-term capital gain of the Fund for the taxable year over its net long-term capital loss, if any. Backup withholding will not be applied to payments that have been subject to the 30% (or lower applicable treaty rate) withholding tax described in this paragraph.

Unless certain non-U.S. entities that hold Fund shares comply with IRS requirements that will generally require them to report information regarding U.S. persons investing in, or holding accounts with, such entities, a 30% withholding tax may apply to Fund distributions payable to such entities. A non-U.S. shareholder may be exempt from the withholding described in this paragraph under an applicable intergovernmental agreement between the U.S. and a foreign government, provided that the shareholder and the applicable foreign government comply with the terms of such agreement.

Income earned by a non-U.S. shareholder from the Fund that is effectively connected with a trade or business conducted by the non-U.S. shareholder in the U.S. (“effectively connected income”) generally will be subject to federal income tax at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in Fund shares and, in the case of a non-U.S. corporation, may also be subject to a branch profits tax. If a non-U.S. shareholder is eligible to claim the benefits of a tax treaty with the U.S., any such effectively connected income generally will be subject to federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the non-U.S. shareholder in the U.S.

Shareholders should consult their own tax advisers on these matters and on state, local, foreign and other applicable tax laws.

If, as anticipated, the Fund qualifies as a regulated investment company under the Code, it is expected that the Fund will not be subject to pay any Delaware corporation income tax; however, the Fund may be subject to certain other state, local or foreign income, franchise or other taxes.

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A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent the Fund’s distributions are derived from interest on (or, in the case of intangible property taxes, to the extent the value of its assets is attributable to) certain U.S. Government obligations, provided, in some states, that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. The Fund will not seek to satisfy any threshold or reporting requirements that may apply in particular taxing jurisdictions, although the Fund may in its sole discretion provide relevant information to shareholders.

NET ASSET VALUE

The NAV of the Fund’s shares is calculated by dividing the value of its net assets (which may include realized and unrealized capital gains and income) by the total number of shares outstanding. The Fund’s shares are valued as of a particular time (the “Valuation Time”) each day that the NYSE opens for business.1 The Valuation Time is ordinarily at the close of regular trading on the NYSE (normally 4:00 p.m. Eastern time). The Fund’s most recent NAV is available on the Fund’s website, www.citynationalrochdalefunds.com.

Generally, the Fund’s investments are valued at market value or, in the absence of a market value, at fair value as determined in good faith by the Adviser pursuant to joint valuation procedures of the Fund and the Adviser. The Board of Trustees has designated the Adviser as the Fund’s Valuation Designee responsible for making good faith determinations of fair value when appropriate, subject to oversight by the Board. The Valuation Designee carries has formed an internal Fair Value Committee to assist with its designated responsibilities as the Valuation Designee. The Valuation Designee is subject to the general oversight of the Board.

The Fair Value Committee makes fair value determinations, in good faith, utilizing methodologies approved by and under the ultimate oversight of the Board of Trustees. When prices or market quotations are unavailable or are considered by the Adviser to be unreliable, the Fair Value Committee will determine the security’s fair value. In determining the fair value of a security, the Fair Value Committee will consider the Valuation Designee’s valuation recommendation and information supporting the recommendation, including factors such as the type of security, last trade price, fundamental analytical data relating to the security, forces affecting the market in which the security is purchased and sold, the price and extent of public trading in similar securities of the issuer or comparable companies, and other relevant factors. The Fair Value Committee determines fair value in a manner that seeks to reflect the market value of the security on the valuation date based on consideration of any information or factors it deems appropriate as further described below. For purposes of determining the fair value of securities, the Fair Value Committee may consider, without limitation: (i) indications or quotes from brokers; (ii) valuations provided by a third-party pricing agent; (iii) internal models that take into consideration different factors determined to be relevant by the Committee; (iv) the Adviser’s valuation recommendation and information supporting the recommendation; or (v) any combination of the above. Valuing securities in accordance with fair valuation procedures involves greater reliance on judgment than valuing securities based on readily available market quotations. Fair value pricing may require subjective determinations about the value of an asset or liability. Fair value determinations can also involve reliance on quantitative models employed by a fair value pricing service.

It is possible that the fair value determined for a security may be materially different than the value that could be realized upon the sale of such security. Thus, fair valuation may have an unintended dilutive or accretive effect on the value of shareholders’ investments in the Fund. Investors who purchase or submit repurchase requests for Fund shares may receive fewer or more shares or lower or higher repurchase requests proceeds than they would have received if the securities had not been fair valued or if a different valuation methodology had been used.

Currently, a substantial portion of the Fund’s investments is in ELNs issued by Segregated Accounts which have no readily available market quotations and are valued using fair value methods. The Segregated Accounts may hold ILWs, for which market quotations are not readily available, and/or Cat Bonds, for which prices are generally readily available from third-party pricing services. The administrator of the Segregated Accounts provides a price for the Fund’s ELN investments on a periodic basis, including at the time of investment, redemption and maturity. The Fund’s ELN investments are valued using a fair value methodology. This fair value methodology is generally the same valuation methodology utilized by the administrator, though certain inputs may differ. The methodology and related procedures are approved by the Board of Trustees. In pricing an ELN, the fair value methodology includes a variety of inputs, including the price of each underlying ILW and/or Cat Bond held in the Segregated Account as provided by the Segregated Account and the fees and expenses borne by the Fund as a holder of ELNs issued by the Segregated Account. The underlying ILWs are generally priced by the applicable Segregated Accounts based upon a third party model that estimates risk dissipation and premium accrual rates in respect of each of the ILWs. NB Re will, on behalf of the Segregated Accounts, provide the model price of each underlying ILW to the Fund. The Fair Value Committee will normally convene upon the occurrence of an event with the potential to impact an ILW or Cat Bond, such as a hurricane, to consider any fair value adjustments to the ELN with exposure to that ILW or Cat Bond.

[1]

As of the date of this Prospectus, the NYSE is open from Monday through Friday, 9:30 a.m. to 4:00 p.m., Eastern Time, and will generally close on, and in observation of the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

City National Rochdale Select Strategies Fund | PAGE 54

To the extent the Fund invests in open-end management companies that are registered under the 1940 Act, the Fund’s NAV will be calculated based upon the NAV of such funds. The prospectuses for such funds explain the circumstances under which they will use fair value pricing and its effects. Short-term debt securities, which have a maturity date of 60 days or less, are valued at amortized cost.

The values of the Fund’s investments in publicly traded foreign equity securities generally will be determined by a pricing service using pricing models designed to estimate likely changes in the values of those securities between the times in which the trading in those securities is substantially completed and the close of the NYSE. Fair values used to determine the Fund’s NAV may differ from quoted or published prices, or from prices that are used by others, for the same investments. The use of fair value pricing may not always result in adjustments to the prices of securities or other assets or liabilities held by the Fund.

A substantial portion of the Fund’s investments is expected to be U.S. dollar denominated investments. Investments initially valued in currencies other than the U.S. dollar are converted to U.S. dollars using exchange rates obtained from pricing services. As a result, the NAV of the Fund’s shares may be affected by changes in the value of currencies in relation to the U.S. dollar. International markets are sometimes open on days when U.S. markets are closed, which means that the value of foreign securities owned by the Fund could change on days when fund shares cannot be bought or sold. The value of investments traded in markets outside the U.S. or denominated in currencies other than the U.S. dollar may be affected significantly on a day that the NYSE is closed, and the NAV of the Fund’s shares may change on days when an investor is not able to purchase, shares or have their shares repurchased by the Fund. The calculation of the Fund’s NAV may not take place contemporaneously with the determination of the prices of foreign securities used in NAV calculations.

DESCRIPTION OF SHARES

The Fund is authorized to issue an unlimited number of common shares, without par value. All shares have equal rights to the payment of dividends and other distributions and the distribution of assets upon liquidation. Shares, when issued and outstanding, will be fully paid and non-assessable. Shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to common shareholders upon liquidation of the Fund. Common shareholders are entitled to one vote for each share held.

As of May 1, 2025, the following number of shares were outstanding:

Title of Class	Amount Authorized	Amount Held by the Fund for its Own Account	Outstanding Shares
Common Shares	Unlimited	0	14,605,255.014

The following is a list of the record holders of 5% or more of any class of the Fund’s outstanding shares as of May 1, 2025.

Record Holder	Share Class	Number of Shares	% of Class
SEI PRIVATE TRUST CO C/O CITY NATIONAL BANK ID 541 ATTN: MUTUAL FUND ADMIN 1 FREEDOM VALLEY DR OAKS PA 19456-9989	Common Shares	6,370,414.256	43.62%
NATIONAL FINANCIAL SERVICES LLC 499 WASHINGTON BLVD JERSEY CITY NJ 07310-1995	Common Shares	4,147,608.431	28.40%
PERSHING LLC PO BOX 2052 JERSEY CITY NJ 07303-2052	Common Shares	3,283,982.320	22.48%
CHARLES SCHWAB & CO INC SPECIAL CUSTODY A/C FBO CUSTOMERS ATTN MUTUAL FUNDS 211 MAIN ST SAN FRANCISCO CA 94105-1901	Common Shares	766,948.678	5.25%

City National Rochdale Select Strategies Fund | PAGE 55

As of May 1, 2025, the following record holders held more than 25% of the outstanding shares of the Fund. A person may be deemed to control the Fund if such person owns more than 25% of the outstanding shares of the Fund.

Record Holder	Share Class	Number of Shares	% of Class
SEI PRIVATE TRUST CO C/O CITY NATIONAL BANK ID 541 ATTN: MUTUAL FUND ADMIN 1 FREEDOM VALLEY DR OAKS PA 19456-9989	Common Shares	6,370,414.256	43.62%
NATIONAL FINANCIAL SERVICES LLC 499 WASHINGTON BLVD JERSEY CITY NJ 07310-1995	Common Shares	4,147,608.431	28.40%
PERSHING LLC PO BOX 2052 JERSEY CITY NJ 07303-2052	Common Shares	3,283,982.320	22.48%
CHARLES SCHWAB & CO INC SPECIAL CUSTODY A/C FBO CUSTOMERS ATTN MUTUAL FUNDS 211 MAIN ST SAN FRANCISCO CA 94105-1901	Common Shares	766,948.678	5.25%

CERTAIN PROVISIONS OF THE AGREEMENT AND DECLARATION OF TRUST AND BY-LAWS

The Fund’s Amended and Restated Declaration of Trust (the “Declaration of Trust”) includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Trustees and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund.

Although the Fund is not required to hold annual meetings of its shareholders, except as required by law, a special meeting of shareholders may be called at any time by the Chairman, President or Trustees of the Fund. A special meeting of shareholders may also be called by the Secretary of the Fund at the written request of shareholders holding at least a majority of the outstanding shares entitled to vote at such meeting, under certain circumstances, as provided in the Declaration of Trust or in the By-Laws.

A Trustee may be removed from office only (i) by action of at least a majority of the remaining Trustees if such removal is approved by the action of at least three-quarters (3/4) of the outstanding shares, or (ii) by the action of at least three-quarters (3/4) of the remaining Trustees, specifying the date when such removal shall become effective.

The Declaration of Trust provides for shareholder voting as required by the 1940 Act or other applicable laws but otherwise permits, consistent with Delaware law, actions by the Trustees without seeking the consent of shareholders. The Trustees may, without shareholder approval, where approval of shareholders is not otherwise required under the 1940 Act, merge or consolidate the Fund into other entities, reorganize the Fund into another trust or entity or a series or class of another entity, sell the assets of the Fund to another entity, or terminate the Fund.

The Fund may be converted to an open-end investment company at any time by a vote of the outstanding shares. Conversion of the Fund to an open-end investment company would require the affirmative vote of three-quarters (3/4) of the Trustees the in office, followed by a favorable vote of the holders of at least a majority of fund’s outstanding shares. Such a vote also would satisfy a separate requirement in the 1940 Act that the change be approved by the shareholders. Shareholders of an open-end investment company may require the company to redeem their shares of common stock at any time (except in certain circumstances as authorized by or under the 1940 Act) at their NAV, NAV per share less such redemption charge, if any, as might be in effect at the time of a redemption. All such redemptions generally will be made in cash. If the Fund is converted to an open-end investment company, it could be required to liquidate portfolio securities to meet requests for redemption.

Conversion to an open-end investment company would also require changes in certain of the Fund’s investment policies and restrictions, such as those relating to leverage and the purchase of illiquid securities.

City National Rochdale Select Strategies Fund | PAGE 56

The Declaration of Trust requires the favorable vote of the holders of at least three-quarters (3/4) of the outstanding shares of the Fund to approve, adopt or authorize certain transactions with 5% or greater holders of the outstanding shares of the Fund and their affiliates or associates. For purposes of these provisions, a 5% or greater holder of the outstanding shares of the Fund (a “Principal Shareholder”) refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 5% or more of the outstanding shares of the Fund. The 5% holder transactions subject to these special approval requirements are:

●	the merger or consolidation of the Fund or any subsidiary of the Fund with or into any Principal Shareholder;

●	the issuance of any securities of the Fund to any Principal Shareholder for cash, other than pursuant to a dividend reinvestment or similar plan available to all shareholders of the Fund;

●

the sale, lease or exchange of all or any substantial part of the assets of the Fund to any Principal Shareholder, except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a 12-month period; and

●

the sale, lease or exchange to the Fund or any subsidiary of the Fund, in exchange for securities of the Fund, of any assets of any Principal Shareholder, except assets having an aggregate fair market value of less than $1,000,000, aggregating for purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a 12-month period.

ADMINISTRATOR, FUND ACCOUNTING AGENT, DISTRIBUTOR, CUSTODIAN AND TRANSFER AGENT

SEI Investments Global Funds Services, a wholly-owned subsidiary of SEI Investments, Co., located at One Freedom Valley Drive, Oaks, Pennsylvania 19456, serves as the Fund’s administrator and fund accounting agent (the “Administrator”). SEI Investments Distribution Co., a wholly-owned subsidiary of SEI Investments, Co., located at One Freedom Valley Drive, Oaks, Pennsylvania 19456, serves as the Fund’s distributor (the “Distributor”). U.S. Bank National Association, located at 1555 N. Rivercenter Drive, Milwaukee, Wisconsin 53212, serves as the Fund’s custodian (the “Custodian”). U.S. Bank Global Fund Services, LLC, located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, serves as the Fund’s transfer agent (the “Transfer Agent”).

The Fund compensates the Administrator, the Custodian and the Transfer Agent for their services. The Distributor is not compensated for its services to the Fund.

TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION

City National Rochdale Select Strategies Fund | PAGE 57

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City National Rochdale Select Strategies Fund | PAGE 58

PRIVACY PRINCIPLES

The Fund knows our shareholders expect and rely upon us to maintain the confidentiality and privacy of all of the information about them in our possession and control. Maintaining the trust and confidence of our shareholders is our highest priority. The Fund has adopted and a Privacy Policy to guide the Fund’s conduct when it collects, uses, maintains or releases nonpublic personal information from the Fund’s shareholders and prospective shareholders. Certain information regarding the Privacy Policy is summarized below.

We will obey all applicable laws respecting the privacy of nonpublic personal information and will comply with the obligations of the law respecting nonpublic personal information provided to us. The Fund may obtain nonpublic personal information from and about its shareholders and prospective shareholders from different sources, including the following: (i) information we receive from shareholders and prospective shareholders directly or through their financial intermediaries, on subscription agreements, forms or other documents; (ii) information about shareholder transactions with the Fund, its affiliates or others; (iii) information about a shareholder’s transactions with nonaffiliated third parties; (iv) information from or about a shareholder collected online; and (v) information we receive from a consumer reporting agency. We collect, use and retain the information, including nonpublic personal information, about our shareholders and prospective shareholders that we believe is necessary for us to, among other things, understand and better meet their financial needs and requests, administer and maintain their accounts, provide them with our products and services, anticipate their future needs, protect them and us from fraud or unauthorized transactions, and meet legal requirements.

We may share information regarding our shareholders with our affiliates as permitted by law because some of our products and services are delivered through or in conjunction with our affiliates. We instruct our colleagues and applicable affiliates to limit the availability of all shareholder information within their respective organizations to those colleagues responsible for servicing the needs of the shareholder and those colleagues who reasonably need such information to perform their duties and as required or permitted by law.

We do provide shareholder information, including nonpublic personal information, to our vendors and other outside service providers whom we use when appropriate or necessary to perform and enhance our shareholder services. When we provide shareholder information to anyone outside our organization, we only do so as required or permitted by law. We require all of our vendors and service providers who receive shareholder information from us to agree to maintain the information in confidence, to limit the use and dissemination of the information to the purpose for which it is provided and to abide by the law. To the extent permitted by law, we undertake to advise a shareholder of any government or other legal process served on us requiring disclosure of information about that shareholder.

We generally limit our disclosure of nonpublic personal information to third parties to the following circumstances: (i) when requested to do so by the shareholder; (ii) when necessary, in our opinion, to effect, administer, or enforce a shareholder initiated transaction or a shareholder request for a product or service; and (iii) when required or permitted to do so by law or regulation, including authorized requests from government agencies and if we are the victim of fraud or otherwise suffer loss caused by the unlawful act of the shareholder.

We maintain physical, electronic and procedural safeguards that are designed to guard all shareholder information. In addition, we educate all our colleagues about the Privacy Policy and their obligations to maintain confidentiality and privacy of shareholder information as summarized here and we take appropriate disciplinary measures to enforce these obligations.

A full copy of the Fund’s Privacy Policy is available upon request from the Fund. Should you have any questions regarding the Policy, please contact your investment professional or the Fund at 1-888-889-0799.

City National Rochdale Select Strategies Fund | PAGE P-1

City National Rochdale Select Strategies Fund

PROSPECTUS

May 30, 2025

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

CNR-PS-024-0900

City National Rochdale Select Strategies Fund

400 Park Avenue

New York, New York 10022

STATEMENT OF ADDITIONAL INFORMATION

May 30, 2025

City National Rochdale Select Strategies Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

This statement of additional information (this “SAI”) related to the shares does not constitute a prospectus, but should be read in conjunction with the prospectus relating thereto, dated May 30, 2025 (the “Prospectus”). This SAI does not include all information that a prospective investor should consider before purchasing shares, and investors should obtain and read the Prospectus prior to purchasing such shares. A copy of the Prospectus may be obtained without charge by calling 1-888-889-0799 or by written request to the Fund at 400 Park Avenue, New York, New York 10022. You may also obtain a copy of the Prospectus from our website at: www.citynationalrochdalefunds.com. The Fund’s financial statements for the fiscal year ended January 31, 2025, including the independent registered public accounting firm’s report thereon, are incorporated into this SAI by reference.

FUND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on December 1, 2016. City National Rochdale, LLC (“City National Rochdale” or the “Adviser”) is the Fund’s investment adviser.

USE OF PROCEEDS

The Fund will invest the proceeds of the offering of shares in accordance with the Fund’s investment objective and principal investment strategies as stated below. See the “Investment Objective and Principal Investment Strategies” section of the Prospectus.

INVESTMENT POLICIES, RISKS AND RESTRICTIONS

The Prospectus presents the investment objective and the principal investment strategies and risks of the Fund. This section supplements the disclosure in the Prospectus and provides additional information on the Fund’s investment policies or restrictions. Restrictions or policies stated as a maximum percentage of the Fund’s assets are only applied immediately after a portfolio investment to which the policy or restriction is applicable (other than the limitation on borrowing). Accordingly, any later increase or decrease in a percentage resulting from a change in values, net assets or other circumstances will not be considered in determining whether the investment complies with the Fund’s restrictions and policies.

PRINCIPAL INVESTMENT STRATEGIES

Structured Reinsurance Investments

Reinsurance involves the practice of insurers or reinsurers transferring portions of risk portfolios to other parties by agreement in order to reduce the likelihood of having to pay a large obligation resulting from an insurance claim. The intent of reinsurance is for an insurance or reinsurance company to reduce the risks associated with underwritten policies by spreading risks across alternative institutions. The party seeking reinsurance is known as the ceding party. The party that accepts a portion of the potential obligation in exchange for a share of the insurance premium is known as the reinsurer.

The Fund currently gains a significant percentage of its exposure to industry loss warranties (“ILWs”) and catastrophe bonds (“Cat Bonds”) indirectly through investment in structured reinsurance investments (“Structured Investments”), such as equity-linked notes (“ELNs”) and preferred shares, issued by insurance company segregated accounts or special purpose vehicles (“Segregated Accounts”) whose return is tied to underlying ILWs and/or Cat Bonds. The Fund normally invests approximately 80% of its assets, on average over time, in ELNs issued by Segregated Accounts (specifically, segregated accounts, each with distinct and segregated assets and liabilities under Bermuda law and a separate stream of earnings) of NB Reinsurance Ltd., a Bermuda Class 3 insurer registered under the Segregated Accounts Companies Act 2000 of Bermuda as a segregated accounts company (“NB Re”). The Fund will generally not invest more than 25% of its assets in any one such Segregated Account.

Structured Investments are privately structured securities utilized to gain exposure to the reinsurance market. These customizable instruments facilitate risk-transfer from insurance markets to capital market investors. The Fund, as holder of a Structured Investment, participates in the premiums and losses associated with the underlying ILWs and/or Cat Bonds. Structured Investments are generally considered illiquid investments by the Fund.

The Adviser currently has full transparency into the holdings of each Segregated Account in which the Fund expects to make a Structured Investment.

The reinsurance market is highly cyclical, with coverage being written at the beginning of the year and midyear for coverage for the following 12 months. The pricing of reinsurance is also highly cyclical as premiums for reinsurance coverage are driven, in large part, by insurers’ recent loss experience.

Industry Loss Warranties

Although the Fund currently invests primarily indirectly in ILWs through its investments in Structured Investments, the Fund reserves the ability to invest without limit directly in ILWs. ILWs are a type of short-term reinsurance contract whereby one party agrees to a set payment to its counterparty if insurance industry losses, as determined by an independent, third-party assessor, exceed a specified trigger amount. ILWs are instruments that are privately negotiated among insurance companies, corporations, financial investors and public entities that seek to minimize commercial disruption in the event of the occurrence of natural disasters that negatively impact business operations. ILWs typically cover, among other things, natural catastrophe events, such as tornadoes, hurricanes, earthquakes, typhoons windstorms, fires, floods and other weather-related occurrences in the United States, Japan and Europe.

The Adviser currently expects that all or substantially all of the ILWs in which the Fund directly or indirectly invests will be fully collateralized by the counterparties to seek to minimize counterparty risk.

The Fund directly or indirectly invests in ILWs, which, by their nature, are exposed to catastrophic risks that can lead to binary performance of individual transactions. Events that trigger most payouts with respect to ILWs have historically been fairly rare and as such the probability of their occurrence may be difficult to predict. In particular, the performance of ILWs depends on determination of industry losses by a recognized third-party assessor. This dependency may cause substantial delays in either releasing the ILW collateral and premium funds to the Fund or paying it to the reinsured party, because the third-party assessor may require time to issue its findings of industry losses. Such delays are typically between one to six months but, in unusual circumstances, may extend up to 36 months or more.

Contracts for ILWs typically contain clauses that allow collateral release upon review of certain loss thresholds relative to certain time intervals—the “loss development period.” For instance, if a third party assessor estimates at a set point in time that industry-insured losses for the relevant specific event are $15 billion, and the ILW transaction in question is triggered at an industry loss of more than $30 billion, the ILW collateral would normally be released at the time of such determination. In general, if the initial estimated loss is less than 50% of the trigger value, the ILW is released at the defined date of estimation; otherwise, release may be delayed. The majority of the ILWs in which the Fund expects to have exposure are structured so as to release collateral either at the defined date of estimation, assuming no losses or within a twenty-four month loss development period. The Adviser generally seeks to gain exposure to ILW commitments structured to limit any conditional lock-up period to the extent commercially reasonable, but there can be no assurance such conditional lock-up period will coincide with the intended duration of the Fund’s investment. It is not expected that any delay will have a material impact on the Fund’s ability to make required distributions in order to qualify as a regulated investment company. ILWs in which the Fund invests may be documented as swaps. Such ILW swaps will be subject to Swaps Risk.

Generally, there will be no readily-available market for ILWs. ILWs are considered illiquid securities by the Fund.

Catastrophe Bonds

Although the Fund currently primarily invests in Cat Bonds (sometimes referred to as insurance-linked bonds or event-linked bonds) on an indirect basis through its investments in Structured Investments, the Fund reserves the ability to invest without limit directly in such instruments. Cat Bonds are instruments that transfer risk from an issuer (such as an insurance company or a reinsurance company) to capital markets investors.

Cat Bonds are often structured as floating rate debt obligations for which the return of principal and the payment of interest are contingent on the non-occurrence of a pre-defined “trigger” event, such as a hurricane, earthquake, typhoon, windstorm, fire, flood and other weather-related occurrence of a specific magnitude. The trigger event’s magnitude may be based on losses to a company or industry, industry indexes or readings of scientific instruments, or may be based on specified actual losses. If a trigger event, as defined within the terms of a Cat Bond, occurs, the Fund may lose a portion or all of its accrued interest and/or principal invested in such Cat Bond or investment in Structured Investments with exposure to such Cat Bond. The Fund is entitled to receive principal and interest payments so long as no trigger event occurs of the description and magnitude specified by the instrument.

Triggering events are typically defined by three criteria: an event; a geographic area in which the event must occur; and a threshold of economic or physical loss (either actual or modeled) caused by the event, together with a method to measure such loss. Generally, the event is either a natural or non-natural peril of a kind that results in significant physical or economic loss. Natural perils include disasters such as hurricanes, earthquakes, typhoons, windstorms, fires, floods and other weather-related occurrences. Non-natural perils include disasters resulting from human activity, such as commercial and industrial accidents or business interruptions. Some Cat Bonds reference only a single event. Other Cat Bonds may reference multiple events, the occurrence of any one (or other number) of which would satisfy those criteria. Or, a Cat Bond may not specify a particular peril. In these cases, only the geographic area and threshold of physical or economic loss determines whether a trigger event has occurred.

•	Indemnity triggers. Indemnity triggers are based on losses paid and reserved for by an identified insurance company. Generally, the identified company sponsored the special purpose vehicle issuing the Cat Bonds. The trigger event would be considered to have occurred only if that company’s losses on catastrophic insurance claims exceeded a certain threshold of insured claims. If the company’s losses (paid and reserved for) were less than the pre-determined aggregate amount, then the trigger event would not be considered to have occurred and the Fund would be entitled to recover its principal plus accrued but unpaid interest. Indemnity triggers require investors and rating agencies to understand the risks of the insurance and reinsurance policies underwritten by the company, which may be difficult to obtain and ascertain, particularly in the case of complex commercial insurance and reinsurance policies. In addition, Cat Bond investors are dependent upon the company’s ability to estimate and settle catastrophe claims in a manner that would not be disadvantageous to investors’ interests.

•	Index triggers. Index triggers are based on pre-defined formulas, which eliminate the risks relating to a company’s insurance claims-handling practices and potential information barriers. However, investors are dependent upon the accuracy of the models and other information received from reporting services used to calculate the loss or metric. Index triggers follow one of the three broad approaches: modeled-loss, industry-loss and parametric.

•	Modeled-Loss. Modeled-loss triggers are based upon a catastrophe-modeling firm’s database estimate of a hypothetical company’s losses based on a model policy portfolio.

•	Industry Loss. Industry loss triggers are based upon the estimated loss for the insurance industry as a whole from a particular catastrophe. Estimates are derived from a reporting service, such as Property Claim Services.

•	Parametric. Parametric triggers are based upon the occurrence of a catastrophic event with certain defined physical parameters (e.g., wind speed of a hurricane, as measured from a pre-determined location, or magnitude of an earthquake, as measured from a pre-determined location).

•	Hybrid triggers. Hybrid triggers involve more than one metric of physical or economic loss in a single Cat Bond transaction. For example, after the occurrence of a qualifying U.S. earthquake, a modeled-loss index is used to establish a company’s overall market share, and then applied to the industry-loss index associated with the qualifying event to determine any principal reduction. Hybrid triggers may be more complicated and difficult to understand for investors, and involve the applicable risks associated with the types of triggers described above.

Cat Bonds may be issued by government agencies, insurance companies, reinsurers, special purpose corporations or other U.S. or non-U.S. entities. In addition to the specified trigger events, Cat Bonds may also expose the Fund to certain unanticipated risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences. Cat Bonds are subject to the risk that the model used to calculate the probability of a trigger event was not accurate and underestimated the likelihood of a trigger event. This may result in more frequent and greater than expected loss of principal and/or interest, which would adversely impact the Fund’s total returns. Further, to the extent there are events that involve losses or other metrics, as applicable, that are at, or near, the threshold for a trigger event, there may be some delay in the return of principal and/or interest until it is determined whether a trigger event has occurred. Finally, to the extent there is a dispute concerning the definition of the trigger event relative to the specific manifestation of a catastrophe, there may be losses or delays in the payment of principal and/or interest on the Cat Bond. Lack of a liquid market for these instruments may impose the risk of higher transactions costs and the possibility that the Fund may be forced to liquidate positions when it would not be advantageous to do so.

Cat Bonds are often rated by at least one nationally recognized statistical rating organization (“NRSRO”), but also may be unrated. Although each rating agency utilizes its own general guidelines and methodology to evaluate the risks of a Cat Bond, the average rating in the current market for Cat Bonds is “BB” by Standard & Poor’s Rating Group (or the equivalent rating for another rating agency). However, there are Cat Bonds rated higher or lower than “BB.” Securities rated BB or lower are considered to be below investment grade.

The Fund’s investments in Cat Bonds generally are rated B, BB or BBB at the time of purchase, although the Fund may invest in Cat Bonds rated higher or lower than these ratings, as well as Cat Bonds that are unrated. The rating for a Cat Bond, if any, primarily reflects the rating agency’s calculated probability that a trigger event will occur. This rating also assesses the Cat Bond’s credit risk and the model used to calculate the probability of a trigger event. Cat Bonds are often rated below investment grade or unrated. The Fund generally invests in Cat Bonds that are rated below investment grade or are unrated, but determined by the Adviser to be of comparable credit quality as below investment grade.

The majority of the Fund’s direct or indirect investments in Cat Bonds are typically held in collateral trust accounts in conjunction with the formal bond offering. Funds within such collateral account generally are assigned by way of security interest to a trustee pursuant to a deed of charge.

Derivatives

The Fund may have exposure to ILWs documented in the form of swaps or other derivatives through its investments in Structured Investments, but does not expect to invest directly in derivatives instruments.

Swaps. The Fund may enter into swap agreements, including interest rate, total return, event-linked, credit default and volatility swaps. Swap agreements are two-party contracts entered into primarily by institutional investors for a specified period of time typically ranging from a few weeks to more than one year. The swapped returns are generally calculated with respect to a notional amount, that is, the return on a particular dollar amount invested in the underlying asset. In a standard swap transaction, two parties agree to exchange the returns (or the difference between the returns) earned or realized on a particular asset, such as an equity or debt security, commodity or currency, or non-asset reference, such as an interest rate or index. The Fund may enter into swap agreements to, among other reasons, gain exposure to certain markets in the most economical way possible, protect against currency fluctuations, or reduce risk arising from a particular portfolio position.

The Fund may enter into swap transactions with certain counterparties pursuant to master netting agreements. A master netting agreement provides that all swaps done between the Fund and that counterparty shall be regarded as parts of an integral agreement. If amounts are payable on a particular date in the same currency in respect of more than one swap transaction, the amount payable shall be the net amount. In addition, the master netting agreement may provide that if one party defaults generally or on any swap, the counterparty can terminate all outstanding swaps with that party. As a result, to the extent the Fund enters into master netting agreements with a counterparty, the Fund may be required to terminate a greater number of swap agreements than if it had not entered into such an agreement, which may result in losses to the Fund.

The use of swap agreements by the Fund entails certain risks. Swap agreements entail credit risk arising from the possibility that the counterparty will default. If the counterparty defaults, the Fund’s loss will consist of the net amount of contractual payments that the Fund has not yet received. The Adviser will monitor the creditworthiness of counterparties to the Fund’s swap transactions on an ongoing basis. Swap agreements may effectively add leverage to the Fund’s portfolio because the Fund would be subject to investment exposure on the notional amount of the swap. Swap agreements also involve liquidity risk.

The use of swaps involves investment techniques and risks that are different from those associated with portfolio security transactions. These instruments are typically not traded on exchanges; under certain rules and regulations, however, transactions in some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) are required to be centrally cleared (“cleared swaps”). For over-the-counter (OTC) swaps, there is a risk that the other party to certain of these instruments will not perform its obligations to the Fund or that the Fund may be unable to enter into offsetting positions to terminate its exposure or liquidate its position under certain of these instruments when it wishes to do so. Such occurrences could result in losses to the Fund. For cleared swaps, the Fund’s counterparty is a clearinghouse rather than a bank or broker. Since the Fund is not a member of the clearinghouses and only members of a clearinghouse (“clearing members”) can participate directly in the clearinghouse, the Fund holds cleared swaps through accounts at clearing members. In cleared swaps, the Fund makes payments (including margin payments) to and receives payments from a clearinghouse through its account at clearing members. Clearing members guarantee performance of their clients’ obligations to the clearinghouse.

Swap agreements may be subject to contractual restrictions on transferability and termination and they may have terms of greater than seven days. The Fund’s obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Fund under the swap).

•	Interest rate swaps. The Fund may enter into interest rate swaps. In an interest rate swap, the Fund and another party exchange the right to receive or the obligation to pay interest on a security or other reference rate. For example, they might swap the right to receive floating rate payments for fixed rate payments. There is a risk that, based on movements of interest rates, the payments made by the Fund under a swap agreement will be greater than the payments it receives.

•	Total return swaps. The Fund may enter into total return swaps, under which one party agrees to pay the other the total return of a defined underlying asset, such as a security or basket of securities, or non-asset reference, such as a securities index, during the specified period in return for periodic payments based on a fixed or variable interest rate or the total return from different underlying assets or references. Total return swaps could result in losses if the underlying asset or reference does not perform as anticipated by the Adviser.

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Credit default swaps. The Fund may enter into credit default swaps. A credit default swap enables an investor to buy or sell protection against a credit event, such as a borrower’s or issuer’s failure to make timely payments of interest or principal, bankruptcy or restructuring. The Fund may seek to enhance returns by selling protection or attempt to mitigate credit risk by buying protection against the occurrence of a credit event by a specified borrower or issuer. The Fund may enter into credit default swaps, both directly (“unfunded swaps”) and indirectly (“funded swaps”) in the form of a swap embedded within a structured security. Unfunded and funded credit default swaps may refer to a single security or a basket of securities.

If the Fund buys credit protection using a credit default swap and a credit event occurs, the Fund will deliver the defaulted bond underlying the swap and the swap counterparty will pay the par amount of the bond. If the Fund sells credit protection using a credit default swap and a credit event occurs, the Fund will pay the par amount of the defaulted bond underlying the swap and the swap counterparty will deliver the bond. If the swap is on a basket of assets, the notional amount of the swap is reduced by the par amount of the defaulted asset, and the fixed payments are then made on the reduced notional amount.

Risks of credit default swaps include counterparty credit risk (if the counterparty fails to meet its obligations) and the risk that the Fund will not properly assess the cost of the instrument based on the lack of transparency in the market. If the Fund is selling credit protection, there is a risk that a credit event will occur and that the Fund will have to pay par value on defaulted bonds. If the Fund is buying credit protection, there is a risk that no credit event will occur and the Fund will receive no benefit for the premium paid. In addition, if the Fund is buying credit protection and a credit event does occur, there is a risk when the Fund does not own the underlying asset, that the Fund will have difficulty acquiring the asset on the open market and may receive adverse pricing.

•	Volatility swap contracts. The Fund may enter into volatility swaps to hedge the direction of volatility in a particular asset or non-asset reference, or for other non-speculative purposes. For volatility swaps, counterparties agree to buy or sell volatility at a specific level over a fixed period. Volatility swaps are subject to credit risks (if the counterparty fails to meet its obligations), and the risk that the Adviser is incorrect in forecasts of volatility of the underlying asset or reference.

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Swap options and swap forwards. The Fund also may enter into options on swaps as well as forwards on swaps. A swap option is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel, or otherwise modify an existing swap agreement on predesignated terms. The Fund may write (sell) and purchase put and call swap options. A swap forward is an agreement to enter into a swap agreement at some point in the future, usually three to six months from the date of the contract.

The writer of the contract receives the premium and bears the risk of unfavorable changes in the preset rate on the underlying swap. The Fund generally will incur a greater risk when it writes a swap option than when it purchases a swap option. When the Fund purchases a swap option it risks losing only the amount of the premium it has paid if the Fund lets the option expire unexercised. When the Fund writes a swap option it will become obligated, upon exercise of the option by the counterparty, according to the terms of the underlying agreement.

Regulatory issues. With respect to the Fund, the Adviser has claimed an exclusion from the definition of the term Commodity Pool Operator (“CPO”) under the Commodity Exchange Act, as amended (the “CEA”), pursuant to U.S. Commodity Futures Trading Commission Rule 4.5. Accordingly, the Adviser, with respect to the Fund, is not subject to registration or regulation as a CPO under the CEA. To remain eligible for the exclusion, the Fund will be limited in its ability to use certain financial instruments regulated under the CEA (“commodity interests”), including futures and options on futures and certain swaps transactions.

The regulation of commodity and derivatives transactions in the United States is a rapidly changing area of law and is subject to ongoing modification by government, self-regulatory and judicial action.

In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act, signed into law in 2010, granted significant authority to the Securities and Exchange Commission (“SEC”) and the Commodity Futures Trading Commission to impose comprehensive regulations on the over-the-counter and cleared derivatives markets. These regulations include, but are not limited to, mandatory clearing of certain derivatives and requirements relating to disclosure, margin and trade reporting. New regulations could adversely affect the value, availability and performance of certain derivative instruments, may make them more costly, and may limit or restrict their use by the Funds.

Rule 18f-4 under the Investment Company Act of 1940, as amended (the “1940 Act) provides a comprehensive regulatory framework for the use of derivatives by registered investment companies, such as the Fund, and imposes requirements and restrictions on investments in derivatives made by such investment companies, including establishing an asset segregation framework previously used by funds to comply with Section 18 of the 1940 Act. Unless a fund qualifies as a “limited derivatives user,” as defined under Rule 18f-4, the rule, among other things, requires the fund to adopt and implement a derivatives risk management program (“DRMP”) and comply with a relative or absolute limit on fund leverage risk calculated based on value-at-risk (“VaR”). The DRMP is administered by a “derivatives risk manager,” who is appointed by a fund's board and periodically reviews the DRMP and reports to the board. Generally, the full requirements of Rule 18f-4 do not apply to a fund if it uses derivative instruments in a limited amount, and therefore, qualifies as a “limited derivatives user,” as defined in the rule. The Fund intends to qualify as a “limited derivatives user” as defined in Rule 18f-4, and has adopted policies and procedures to monitor compliance with such qualification. In addition, Rule 18f-4 provides special treatment for reverse repurchase agreements and similar financing transactions and unfunded commitment agreements. With the Fund's reliance on Rule 18f-4, as applicable, the Fund's approach to asset segregation or “earmarking” and coverage requirements with respect to derivatives and similar instruments is no longer applicable. The Fund may still segregate cash or other liquid or other assets to cover the funding of its obligations under derivatives contracts or make margin payments when it takes positions in derivatives involving obligations to third parties. The requirements of Rule 18f-4 may limit the Fund’s ability to engage in derivatives transactions as part of its investment strategies. These requirements may also increase the cost of the Fund’s investments and cost of doing business, which could adversely affect the value of the Fund’s investments and/or the performance of the Fund. The rule also may not be effective in limiting the Fund's risk of loss from derivatives. There may be additional regulation of the use of derivatives by registered investment companies which could significantly affect their use. The ultimate impact of the new regulations remains unclear. Additional regulation of derivatives may make them more costly, limit their availability or utility, or otherwise adversely affect their performance or disrupt markets.

Other potentially adverse regulatory obligations can develop suddenly and without notice.

Other Investment Companies

The Fund may invest in the securities of other registered investment companies, including exchange-traded funds (“ETFs”) and money market funds, to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the 1940 Act, and the rules thereunder. Section 12(d)(1)(A) of the 1940 Act provides that a fund may not purchase or otherwise acquire the securities of other investment companies if, as a result of such purchase or acquisition, it would own: (i) more than 3% of the total outstanding voting stock of the acquired investment company; (ii) securities issued by any one investment company having a value in excess of 5% of the fund’s total assets; or (iii) securities issued by all investment companies having an aggregate value in excess of 10% of the fund’s total assets. These limitations are subject to certain statutory and regulatory exemptions including Rule 12d1-4. Rule 12d1-4 under the 1940 Act, which became effective on January 19, 2021, permits the Fund to invest in other investment companies beyond the statutory limits, subject to certain conditions. Among other conditions, the Rule prohibits a fund from acquiring control of another investment company (other than an investment company in the same group of investment companies), including by acquiring more than 25% of its voting securities. In addition, the Rule imposes certain voting requirements when a fund’s ownership of another investment company exceeds particular thresholds. If shares of a fund are acquired by another investment company, the “acquired” fund may not purchase or otherwise acquire the securities of an investment company or private fund if immediately after such purchase or acquisition, the securities of investment companies and private funds owned by that acquired fund have an aggregate value in excess of 10% of the value of the total assets of the acquired fund, subject to certain exceptions. These restrictions may limit the Fund’s ability to invest in other investment companies to the extent desired. In addition, other unaffiliated investment companies may impose other investment limitations or redemption restrictions which may also limit the Fund’s flexibility with respect to making investments in those unaffiliated investment companies.

Investment in other registered investment companies may provide the Fund with exposure to segments of the insurance and reinsurance market represented by another fund at times when the Fund might not be able to buy the particular type of securities directly. Investing in other investment companies subjects the Fund to the risks of investing in the underlying securities held by those investment companies. The Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies’ expenses, including advisory fees. These expenses are in addition to the direct expenses incurred by the Fund.

LIBOR and LIBOR Transition Risks

LIBOR was a leading benchmark or reference rate for various commercial and financial contracts, including corporate and municipal bonds, bank loans, asset-backed and mortgage-related securities, interest rate swaps and other derivatives. On July 27, 2017, the United Kingdom’s Financial Conduct Authority (FCA) announced the gradual phase out of the LIBOR rate, with nearly all LIBOR rate publications having ceased as of June 30, 2023 (some LIBOR rates continue to be published, but only on a temporary and synthetic basis). Alternatives to LIBOR have been established and others may be developed. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has identified the Secured Overnight Financial Rate (“SOFR”) as the preferred alternative rate to LIBOR. SOFR is a relatively new index calculated by short-term repurchase agreements, backed by U.S. Treasury securities. There remains uncertainty surrounding the nature of any replacement rates.

The transition to a new reference rate may result in (i) increased volatility or illiquidity in markets for instruments or contracts that previously relied on or still rely on LIBOR; (ii) a reduction in the value of certain instruments or contracts held by the Fund; (iii) reduced effectiveness of related Fund transactions, such as hedging; (iv) additional tax, accounting and regulatory risks; or (v) costs incurred in connection with closing out positions and entering into new trades. Any pricing adjustments to the Fund’s investments resulting from a substitute reference rate may also adversely affect the Fund’s performance and/or NAV. There is no assurance that the composition or characteristics of any such alternative reference rate will be similar to or produce the same value or economic equivalence as LIBOR or that instruments or contracts using an alternative rate will have the same volume or liquidity.

On April 3, 2018, the New York Federal Reserve Bank began publishing its alternative rate, SOFR. The Bank of England followed suit on April 23, 2018 by publishing its proposed alternative rate, the Sterling Overnight Index Average (“SONIA”). Both SOFR and SONIA significantly differ from LIBOR – both in the actual rate and how they are calculated – and, therefore, it is unclear whether and when markets will adopt either of these rates as a widely accepted replacement for LIBOR. Furthermore, it is not possible to predict the changes that will ultimately be made to benchmark rates, the effect of any such changes and any other reforms to benchmark rates that may be enacted in the United Kingdom, United States and elsewhere and the effect of any perceived manipulation of benchmark rates. In connection with the adoption of SOFR, SONIA, or another benchmark as a replacement for LIBOR in a loan’s documentation, the spread (or method for calculating the spread) applicable to that loan may also be modified, which modification may be based on the recommendations of the Loan Syndications and Trading Association, the Alternative Reference Rates Committee (or such successor organization, as applicable), or a governmental body for the applicable replacement benchmark rate (if any) or may be based on a determination of an industry-accepted spread adjustment for the replacement of the relevant LIBOR rate with the relevant replacement benchmark rate. These matters may require the transition and/or development of appropriate systems and analytics to effectively transition the Fund’s risk management processes from LIBOR-based products to those based on one or more alternative reference rates, which may prove challenging given the limited history of the proposed alternative reference rates, or result in a sudden or prolonged increase or decrease in reported benchmark rates, benchmark rates being more volatile than they have been in the past and/or fewer loans utilizing given benchmark rates as a component of interest payments. These matters may adversely affect the value of the Fund and its Investments. The transition from LIBOR to SOFR or other alternative reference rates may also introduce operational risks in the Fund’s accounting, financial reporting, loan servicing, liability management and other aspects of the Fund’s business. However, we cannot reasonably estimate the impact of the transition at this time.

SOFR Risk

Public and private sector actors have worked to establish alternative reference rates, like SOFR, to be used in place of LIBOR as the publication of LIBOR has ceased. Certain floating or variable rate obligations or investments of a fund may reference SOFR.

SOFR is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. SOFR is calculated based on transaction-level repo data collected from various sources. For each trading day, SOFR is calculated as a volume-weighted median rate derived from such data.

SOFR is calculated and published by the Federal Reserve Bank of New York (“FRBNY”). If data from a given source required by the FRBNY to calculate SOFR is unavailable for any day, then the most recently available data for that segment will be used, with certain adjustments. If errors are discovered in the transaction data or the calculations underlying SOFR after its initial publication on a given day, SOFR may be republished at a later time that day. Rate revisions will be effected only on the day of initial publication and will be republished only if the change in the rate exceeds one basis point.

Because SOFR is a financing rate based on overnight secured funding transactions, it differs fundamentally from LIBOR. LIBOR was intended to be an unsecured rate that represented interbank funding costs for different short-term maturities or tenors. It was a forward-looking rate that reflected expectations regarding interest rates for the applicable tenor. Thus, LIBOR was intended to be sensitive, in certain respects, to bank credit risk and to term interest rate risk. In contrast, SOFR is a secured overnight rate reflecting the credit of U.S. Treasury securities as collateral. Thus, it is largely insensitive to credit-risk considerations and to short-term interest rate risks. SOFR is a transaction-based rate, and it has been more volatile than other benchmark or market rates during certain periods. For these reasons, among others, there is no assurance that SOFR, or rates derived from SOFR, will perform in the same or similar way as LIBOR would have performed at any time, and there is no assurance that SOFR-based rates will be a suitable substitute for LIBOR. SOFR has a limited history, having been first published in April 2018. The future performance of SOFR, and SOFR-based reference rates, is not known based on SOFR’s history or otherwise. Levels of SOFR in the future may bear little or no relation to historical levels of SOFR, LIBOR or other rates.

OTHER INVESTMENTS

Debt Investments

As part of its regular investment program, the Fund can invest directly or indirectly in debt investments other than insurance and reinsurance-linked securities. The Fund may have exposure to debt securities of U.S. or foreign issuers. These debt securities may have fixed or floating interest rates; may or may not be collateralized; and may be below investment grade or, if unrated, determined by the Adviser to be of comparable quality. The Fund has no limits as to the maturity of debt securities in which the Fund may invest directly or indirectly or as to the market capitalization range of the issuers. The Fund does not have investment policies establishing specific maturity ranges for its investments, and it may be within any maturity range (short, medium or long) depending on the Adviser’s evaluation of investment opportunities available within the debt securities markets.

The values of debt securities (and other income-producing securities, such as preferred securities and convertible securities) to which the Fund is exposed change in response to interest rate changes. In general, the value of a debt security is likely to fall as interest rates rise. This risk is generally greater for obligations with longer maturities or for debt securities that do not pay current interest (such as zero-coupon securities). Debt securities with floating interest rates can be less sensitive to interest rate changes, although, to the extent the Fund’s income is based on short-term interest rates that fluctuate over short periods of time, income received by the Fund may decrease as a result of a decline in interest rates. In response to an interest rate decline, debt securities that provide the issuer with the right to call or redeem the security prior to maturity may be called or redeemed. If a debt security is repaid more quickly than expected, the Fund may not be able to reinvest the proceeds at the same interest rate, reducing the potential for gain. When interest rates increase or for other reasons, debt securities may be repaid more slowly than expected. As a result, the maturity of the debt instrument is extended, increasing the potential for loss.

Interest rate changes can be sudden and unpredictable, and the Fund may lose money if these changes are not anticipated by the Adviser. A wide variety of factors can cause interest rates to fluctuate (e.g., central bank monetary policies, inflation rates, general economic and political conditions, and market developments) and debt securities may be difficult to value during such periods. The end of the U.S. Federal Reserve Board's quantitative easing program, and an increased likelihood of a rising interest rate environment increase the risk that interest rates will continue to rise in the near future. Rising interest rates could have a material adverse effect on prices for debt securities and on the management of the Fund.

In addition, while debt securities markets have consistently grown over the past three decades, the capacity for traditional dealer counterparties to engage in debt securities trading has not kept pace and in some cases has decreased. As a result, dealer inventories of debt securities, which provide a core indication of the ability of financial intermediaries to “make markets,” are at or near historic lows in relation to market size. Because market makers provide stability to a market through their intermediary services, any significant reduction in dealer inventories could potentially lead to decreased liquidity and increased volatility in the debt securities markets.

Floating Rate Investments

Floating rate investments are securities and other instruments with interest rates that adjust or “float” periodically based on a specified interest rate or other reference and include repurchase agreements, money market securities and shares of money market and short-term bond funds. For purposes of the Fund’s investment policies, the Fund considers as floating rate instruments adjustable rate securities, fixed rate securities with durations of less than or equal to one year and funds that invest primarily in floating rate instruments.

Floating Rate Loans

A floating rate loan is typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution for a group of investors. The financial institution typically acts as an agent for the investors, administering and enforcing the loan on their behalf. In addition, an institution, typically but not always the agent, holds any collateral on behalf of the investors.

The interest rates are adjusted based on a base rate plus a premium or spread or minus a discount. The base rate is typically SOFR or other replacement benchmark rate, the Federal Reserve federal funds rate, the prime rate or other base lending rates used by commercial lenders.

Floating rate loans include loans to corporations and institutionally traded floating rate debt obligations issued by an asset-backed pool, and interests therein. The Fund may invest in loans in different ways. The Fund may: (i) make a direct investment in a loan by participating as one of the lenders; (ii) purchase an assignment of a loan; or (iii) purchase a participation interest in a loan.

Direct investment in loans. It can be advantageous to the Fund to make a direct investment in a loan as one of the lenders. When a new issue is purchased, such an investment is typically made at par. This means that the Fund receives a return at the full interest rate for the loan. Secondary purchases of loans may be made at par, at a premium from par or at a discount from par. When the Fund invests in an assignment of, or a participation interest in, a loan, the Fund may pay a fee or forgo a portion of the interest payment. Consequently, the Fund’s return on such an investment may be lower than it would have been if the Fund had made a direct investment in the underlying corporate loan. The Fund may be able, however, to invest in corporate loans only through assignments or participation interests at certain times when reduced direct investment opportunities in corporate loans may exist. At other times, however, assignments or participation interests may trade at significant discounts from par.

Assignments. An assignment represents a portion of a loan previously attributable to a different lender. The purchaser of an assignment typically succeeds to all the rights and obligations under the loan agreement of the assigning investor and becomes an investor under the loan agreement with the same rights and obligations as the assigning investor. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning investor.

Participation interests. Participation interests are interests issued by a lender or other financial institution, which represent a fractional interest in a corporate loan. The Fund may acquire participation interests from the financial institution or from another investor. The Fund typically will have a contractual relationship only with the financial institution that issued the participation interest. As a result, the Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the financial institution and only upon receipt by such entity of such payments from the borrower. In connection with purchasing a participation interest, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights with respect to any funds acquired by other investors through set-off against the borrower and the Fund may not directly benefit from the collateral supporting the loan in which it has purchased the participation interest. As a result, the Fund may assume the credit risk of both the borrower and the financial institution issuing the participation interest. In the event of the insolvency of the financial institution issuing a participation interest, the Fund may be treated as a general creditor of such entity.

Other information about floating rate loans. Loans typically have a senior position in a borrower’s capital structure. The capital structure of a borrower may include loans, senior unsecured loans, senior and junior subordinated debt, preferred stock and common stock, typically in descending order of seniority with respect to claims on the borrower’s assets. Although loans typically have the most senior position in a borrower’s capital structure, they remain subject to the risk of non-payment of scheduled interest or principal.

Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral securing a loan would satisfy a borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. Although a loan may be senior to equity and other debt securities in an issuer’s capital structure, such obligations may be structurally subordinated to obligations of the issuer’s subsidiaries. For example, if a holding company were to issue a loan, even if that issuer pledges the capital stock of its subsidiaries to secure the obligations under the loan, the assets of the operating companies are available to the direct creditors of an operating company before they would be available to the holders of the loan issued by the holding company.

In order to borrow money pursuant to a loan, a borrower will frequently, for the term of the loan, pledge collateral, including but not limited to, (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights (but excluding goodwill); and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of loans made to non-public companies, the company’s shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a loan may be secured only by stock in the borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a borrower’s obligations under a loan.

In the process of buying, selling and holding loans, the Fund may receive and/or pay certain fees. Any fees received are in addition to interest payments received and may include facility fees, commitment fees, commissions and prepayment penalty fees. When the Fund buys a loan it may receive a facility fee and when it sells a loan it may pay a facility fee. On an ongoing basis, the Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a loan. In certain circumstances, the Fund may receive a prepayment penalty fee upon the prepayment of a loan by a borrower. Other fees received by the Fund may include covenant waiver fees and covenant modification fees.

A borrower must comply with various restrictive covenants contained in a loan agreement or note purchase agreement between the borrower and the holders of the loan. Such covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the borrower to maintain specific minimum financial ratios, and limits on total debt.

In a typical loan, the agent administers the terms of the loan agreement. In such cases, the agent is normally responsible for the collection of principal and interest payments from the borrower and the apportionment of these payments to the credit of all institutions that are parties to the loan agreement. The Fund will generally rely upon the agent or an intermediate participant to receive and forward to the Fund its portion of the principal and interest payments on the loan. Furthermore, unless the Fund has direct recourse against the borrower, the Fund will rely on the agent and the other investors to use appropriate credit remedies against the borrower.

For some loans, such as revolving credit facility loans (“revolvers”), an investor may have certain obligations pursuant to the loan agreement that may include the obligation to make additional loans in certain circumstances. The Fund generally will reserve against these contingent obligations by segregating or otherwise designating a sufficient amount of permissible liquid assets. Delayed draw term loans are similar to revolvers, except that once drawn upon by the borrower during the commitment period, they remain permanently drawn and become term loans. A prefunded L/C term loan is a facility created by the borrower in conjunction with an agent, with the loan proceeds acting as collateral for the borrower’s obligations in respect of the letters of credit. Each participant in a prefunded L/C term loan fully funds its commitment amount to the agent for the facility.

The Fund may acquire interests in loans that are designed to provide temporary or “bridge” financing to a borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. Bridge loans often are unrated. The Fund may also invest in loans of borrowers that have obtained bridge loans from other parties. A borrower’s use of bridge loans involves a risk that the borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the borrower’s perceived creditworthiness.

From time to time, the Adviser and its affiliates may borrow money from various banks in connection with their business activities. Such banks may also sell interests in loans to or acquire them from the Fund or may be intermediate participants with respect to loans in which the Fund owns interests. Such banks may also act as agents for loans held by the Fund.

Inverse Floating Rate Securities

The Fund may invest in inverse floating rate obligations (“inverse floater”). The interest on an inverse floater resets in the opposite direction from the market rate of interest to which the inverse floater is indexed.

An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher degree of leverage inherent in inverse floaters is associated with greater volatility in their market values.

U.S. Government Securities

U.S. Government securities in which the Fund invests include debt obligations of varying maturities issued by the U.S. Treasury or issued or guaranteed by an agency, authority or instrumentality of the U.S. Government, including the Federal Housing Administration, Federal Financing Bank, Farm Service Agency, Export-Import Bank of the U.S., Small Business Administration, Government National Mortgage Association, General Services Administration, National Bank for Cooperatives, Federal Farm Credit Banks, Federal Home Loan Banks (“FHLBs”), Federal Home Loan Mortgage Corporation (“FHLMC”), Federal National Mortgage Association (“FNMA”), Maritime Administration, Tennessee Valley Authority and various institutions that previously were or currently are part of the Farm Credit System (which has been undergoing reorganization since 1987). Some U.S. Government securities, such as U.S. Treasury bills, Treasury notes and Treasury bonds, which differ only in their interest rates, maturities and times of issuance, are supported by the full faith and credit of the United States. Others are supported by: (i) the right of the issuer to borrow from the U.S. Treasury, such as securities of the FHLBs; (ii) the discretionary authority of the U.S. Government to purchase the agency’s obligations, such as securities of FNMA; or (iii) only the credit of the issuer. Such debt securities are subject to the risk of default on the payment of interest and/or principal, similar to debt of private issuers. The maximum potential liability of some U.S. Government securities may greatly exceed their current resources, including any legal right to support from the U.S. Government. Although the U.S. Government provided financial support to FNMA and FHLMC in the past, no assurance can be given that the U.S. Government will provide financial support in the future to these or other U.S. Government agencies, authorities or instrumentalities that are not supported by the full faith and credit of the United States.

Securities guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities include: (i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. Government or any of its agencies, authorities or instrumentalities; and (ii) participations in loans made to non-U.S. Governments or other entities that are so guaranteed. The secondary market for certain loan participations described above is limited and, therefore, the participations may be regarded as illiquid.

U.S. Government securities may include zero coupon securities that may be purchased when yields are attractive and/or to enhance portfolio liquidity. Zero coupon U.S. Government securities are debt obligations that are issued or purchased at a significant discount from face value. The discount approximates the total amount of interest the security will accrue and compound over the period until maturity or the particular interest payment date at a rate of interest reflecting the market rate of the security at the time of issuance.

Zero coupon U.S. Government securities do not require the periodic payment of interest. These investments may experience greater volatility in market value than U.S. Government securities that make regular payments of interest. The Fund accrues income on these investments for tax and accounting purposes, which is distributable to shareholders and which, because no cash is received at the time of accrual, may require the liquidation of other portfolio securities to satisfy the Fund’s distribution obligations, in which case the Fund will forgo the purchase of additional income producing assets with these funds. Zero coupon U.S. Government securities include Separately Traded Registered Interest and Principal Securities (STRIPS) and Coupons Under Book Entry Safekeeping (CUBES), which are issued by the U.S. Treasury as component parts of U.S. Treasury bonds and represent scheduled interest and principal payments on the bonds.

Subordinated Securities

The Fund may also invest in fixed income securities which are subordinated or “junior” to more senior securities of the issuer, or which represent interests in pools of such subordinated or junior securities. Such securities may include so-called “high yield” or “junk” bonds (i.e., bonds that are rated below investment grade by a rating agency or that are of equivalent quality) and preferred stock. Under the terms of subordinated securities, payments that would otherwise be made to their holders may be required to be made to the holders of more senior securities, and/or the subordinated or junior securities may have junior liens, if they have any rights at all, in any collateral (meaning proceeds of the collateral are required to be paid first to the holders of more senior securities). As a result, subordinated or junior securities will be disproportionately adversely affected by a default or even a perceived decline in creditworthiness of the issuer.

Zero Coupon, Pay-in-Kind, Deferred and Contingent Payment Securities

The Fund may invest in zero coupon securities, which are securities that are sold at a discount to par value and on which interest payments are not made during the life of the security. Upon maturity, the holder is entitled to receive the par value of the security. Pay-in-kind securities are securities that have interest payable by delivery of additional securities. Upon maturity, the holder is entitled to receive the aggregate par value of the securities. A fund accrues income with respect to zero coupon and pay-in-kind securities prior to the receipt of cash payments. Deferred payment securities are securities that remain zero coupon securities until a predetermined date, at which time the stated coupon rate becomes effective and interest becomes payable at regular intervals. The interest rate on contingent payment securities is determined by the outcome of an event, such as the performance of a financial index. If the financial index does not increase by a prescribed amount, the Fund may receive no interest.

Money Market Instruments

The Fund can invest directly or indirectly in money market instruments, which are U.S. dollar-denominated, high-quality, short-term debt obligations, to provide liquidity, for temporary defensive purposes, or for other purposes. Money market instruments may have fixed, variable or floating interest rates. Examples of money market instruments include obligations issued or guaranteed by the U.S. Government (or any of its agencies or instrumentalities); bank obligations, such as time deposits, certificates of deposit and bankers’ acceptances; commercial paper; and variable amount master demand notes.

Below Investment Grade Debt Securities

Below investment grade debt securities are those rated Ba/BB or lower or the equivalent rating by at least one NRSRO or determined to be of equivalent credit quality by the Adviser. See “Appendix A” for a description of rating categories. The Fund may invest in debt securities rated below investment grade or, if unrated, of equivalent quality as determined by the Adviser. Below investment grade securities, which are commonly referred to as “junk” or “high yield” securities, have high risk, speculative characteristics.

The amount of high yield securities outstanding has proliferated as an increasing number of issuers have used high yield securities for corporate financing. Economic volatility may affect the ability of many highly leveraged issuers to service their debt obligations or to repay their obligations upon maturity. Factors having an adverse impact on the market value of lower quality securities will have an adverse effect on the Fund’s NAV to the extent that it invests in such securities. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings or to take other steps to protect its investment in an issuer.

The secondary market for high yield securities is not usually as liquid as the secondary market for more highly rated securities, a factor which may have an adverse effect on the Fund’s ability to dispose of a particular security when necessary to meet its liquidity needs. Under adverse or volatile market or economic conditions, the secondary market for high yield securities could contract further, independent of any specific adverse changes in the condition of a particular issuer. As a result, the Fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under these and other circumstances, may be less than the prices used in calculating the Fund’s NAV.

Since generally greater risks are associated with lower quality debt securities of the type in which the Fund may invest, the yields and prices of such securities may tend to fluctuate more than those for higher rated securities. In the lower quality segments of the debt securities market, changes in perceptions of issuers’ creditworthiness tend to occur more frequently and in a more pronounced manner than do changes in higher quality segments of the debt securities market, resulting in greater yield and price volatility.

Lower rated and comparable unrated debt securities tend to offer higher yields than higher rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. However, lower rated securities generally involve greater risks of loss of income and principal than higher rated securities.

For purposes of the Fund’s credit quality policies, if a security receives different ratings from two or more NRSROs, the Fund will use the rating chosen by the portfolio manager as most representative of the security’s credit quality. The ratings of NRSROs represent their opinions as to the quality of the securities that they undertake to rate and may not accurately describe the risks of the securities. An NRSRO may have a conflict of interest with respect to a security for which it assigns a quality rating. In addition, there may be a delay between a change in the credit quality of a security or other asset and a change in the quality rating assigned to the security or other asset by an NRSRO. If an NRSRO changes the quality rating assigned to one or more of the Fund’s portfolio securities, the Adviser will consider if any action is appropriate in light of the Fund’s investment objective and strategies. An investor can still lose significant amounts when investing in investment grade securities.

Equity Securities

The Fund may invest directly or indirectly in equity securities, including certain types of equity securities of both foreign and U.S. companies. Those equity securities include common stocks, preferred stocks, and rights and warrants. Returns on equities consist of any dividends received plus the amount of appreciation or depreciation in the value of the equity security. Certain equity securities may be purchased because they may provide dividend income.

•	Common stock. Holders of common stock generally have voting rights in the issuer and are entitled to receive common stock dividends when, as and if declared by the corporation’s board of directors. Common stock normally occupies the most subordinated position in an issuer’s capital structure.

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Preferred stocks. Preferred stock, unlike common stock, has a stated dividend rate payable from the corporation’s earnings. Preferred stock dividends may be cumulative or non-cumulative, participating, or auction rate. “Cumulative” dividend provisions require all or a portion of prior unpaid dividends to be paid. Preferred stock may be “participating” stock, which means that it may be entitled to a dividend exceeding the stated dividend in certain cases.

Preferred stock may have mandatory sinking fund provisions, as well as provisions allowing calls or redemption prior to maturity, which also can have a negative impact on prices when interest rates decline.

•	Rights and warrants. The Fund can hold warrants or rights. Warrants are options to purchase equity securities at specific prices valid for a specific period of time. Their prices do not necessarily move parallel to the prices of the underlying securities. Rights are similar to warrants, but normally have a short duration and are distributed directly by the issuer to its shareholders. Rights and warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

•	Risks of investing in equities. Equities fluctuate in price, and their short-term volatility at times may be great. To the extent that the Fund obtains exposure to equity securities, the value of the Fund’s portfolio will be affected by changes in the stock markets. Market risk can affect the Fund’s NAV per share, which will fluctuate as the values of the Fund’s portfolio securities change. The prices of individual equity securities do not all move in the same direction uniformly or at the same time. Different stock markets may behave differently from one another.

•	Convertible securities. Convertible securities are debt securities or preferred stock that may be converted in whole or in part into common stock or other equity securities. Their prices do not necessarily move parallel to the prices of the underlying securities. Convertible securities generally have no voting rights. The value of a convertible security is a function of its “bond value,” which is the value of the debt or preferred stock component of the security, and its “conversion value,” which is the value of the right to convert the securities into common stock or other equity securities. The bond value will likely increase when interest rates fall and decrease when interest rates rise, and the conversion value will likely increase when the value of the underlying equity security increases and decrease when the value of the underlying equity security decreases. If the bond value is relatively high compared to the conversion value, the security will behave more like a debt security, and if the conversion value is relatively high compared to the bond value, the security will behave more like an equity security.

Other factors can affect a particular equity security’s price, such as poor earnings reports by the issuer, loss of major customers or major litigation, or changes in government regulations affecting the issuer or the competitive environment. An individual security may also be affected by factors relating to the industry or sector of the issuer. A change in financial condition or other event affecting a single issuer may adversely impact the industry or sector of the issuer or securities markets as a whole.

Debt Obligations of Non-U.S. Governments

The Fund may invest in all types of debt obligations of non-U.S. governments. An investment in debt obligations of non-U.S. governments and their political subdivisions (sovereign debt) involves special risks that are not present in corporate debt obligations. The non-U.S. issuer of the sovereign debt or the non-U.S. governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and the Fund may have limited recourse in the event of a default. As a sovereign entity, the issuing government may be immune from lawsuits in the event of its failure or refusal to pay the obligations when due. During periods of economic uncertainty (such as the financial crisis that began in 2007), the values of sovereign debt and of securities of issuers that purchase sovereign debt may be more volatile than prices of debt obligations of U.S. issuers. In the past, certain non-U.S. countries have encountered difficulties in servicing their debt obligations, withheld payments of principal and interest, declared moratoria on the payment of principal and interest on their sovereign debt, or restructured their debt to effectively eliminate portions of it, and similar occurrences may happen in the future. There is no bankruptcy proceeding by which sovereign debt on which governmental entities have defaulted may be collected in whole or in part.

A sovereign debtor’s willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange, the relative size of the debt service burden, the sovereign debtor’s policy toward its principal international lenders and local political constraints. Sovereign debtors may also be dependent on disbursements or assistance from non-U.S. governments, multinational agencies and other entities to reduce principal and interest arrearages on their debt. Assistance may be dependent on a country’s implementation of austerity measures and reforms, which measures may limit or be perceived to limit economic growth and recovery. The failure of a sovereign debtor to implement economic reforms, achieve specified levels of economic performance or repay principal or interest when due may result in the cancellation of third-party commitments to lend funds to the sovereign debtor, which may further impair such debtor’s ability or willingness to service its debts.

Equity Securities of Non-U.S. Issuers

The Fund may invest in equity securities of non-U.S. issuers, including American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), Global Depositary Receipts (“GDRs”) and other similar instruments. Generally, ADRs in registered form are designed for use in U.S. securities markets, and EDRs and GDRs and other similar global instruments in bearer form are designed for use in non-U.S. securities markets.

ADRs are denominated in U.S. dollars and represent an interest in the right to receive securities of non-U.S. issuers deposited in a U.S. bank or correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of non-U.S. issuers. However, by investing in ADRs rather than directly in equity securities of non-U.S. issuers, the Fund will avoid currency risks during the settlement period for either purchases or sales. EDRs and GDRs are not necessarily denominated in the same currency as the underlying securities which they represent.

For purposes of the Fund’s investment policies, investments in ADRs, EDRs, GDRs and similar instruments will be deemed to be investments in the underlying equity securities of non-U.S. issuers. The Fund may acquire depositary receipts from banks that do not have a contractual relationship with the issuer of the security underlying the depositary receipt to issue and secure such depositary receipt. To the extent the Fund invests in such unsponsored depositary receipts there may be an increased possibility that the Fund may not become aware of events affecting the underlying security and thus the value of the related depositary receipt. In addition, certain benefits (i.e., rights offerings) which may be associated with the security underlying the depositary receipt may not inure to the benefit of the holder of such depositary receipt.

Investments in Emerging Markets

The Fund may invest in securities of issuers in countries with emerging economies or securities markets. Emerging economies or securities markets will generally include, but not be limited to, countries included in the Morgan Stanley Capital International (MSCI) Emerging & Frontier Markets Index. The Fund will generally focus on emerging markets that do not impose unusual trading requirements which tend to restrict the flow of investments. In addition, the Fund may invest in unquoted securities of emerging market issuers.

Risks of Non-U.S. Investments

Investing in securities of non-U.S. issuers involves considerations and risks not typically associated with investing in the securities of issuers in the United States. These risks are heightened with respect to investments in countries with emerging markets and economies. The risks of investing in securities of non-U.S. issuers generally, or in issuers with significant exposure to non-U.S. markets, may be related, among other things, to (i) differences in size, liquidity and volatility of, and the degree and manner of regulation of, the securities markets of certain non-U.S. markets compared to the securities markets in the United States; (ii) economic, political and social factors; and (iii) foreign exchange matters, such as restrictions on the repatriation of capital, fluctuations in exchange rates between the U.S. dollar and the currencies in which the portfolio securities are quoted or denominated, exchange control regulations and costs associated with currency exchange. The political and economic structures in certain countries, particularly emerging markets, may undergo significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristic of more developed countries.

Non-U.S. securities markets and regulations. There may be less publicly available information about non-U.S. markets and issuers than is available with respect to U.S. securities and issuers. Non-U.S. companies generally are not subject to accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies. The trading markets for most non-U.S. securities are generally less liquid and subject to greater price volatility than the markets for comparable securities in the United States. The markets for securities in certain emerging markets are in the earliest stages of their development. Even the markets for relatively widely traded securities in certain non-U.S. markets, including emerging market countries, may not be able to absorb, without price disruptions, a significant increase in trading volume or trades of a size customarily undertaken by institutional investors in the United States. Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity. The less liquid a market, the more difficult it may be for the Fund to accurately price its portfolio securities or to dispose of such securities at the times determined by the Adviser to be appropriate. The risks associated with reduced liquidity may be particularly acute in situations in which the Fund’s operations require cash, such as in order to meet redemptions and to pay its expenses.

Economic, political and social factors. Certain countries, including emerging markets, may be subject to a greater degree of economic, political and social instability than in the United States and Western European countries. Such instability may result from, among other things, authoritarian governments or military involvement in political and economic decision making; tariffs and trade disputes; economic sanctions and countermeasures in response to sanctions; popular unrest associated with demands for improved economic, political and social conditions; internal insurgencies; terrorism; hostile relations with neighboring countries; and ethnic, religious and racial conflict. Such economic, political and social instability could significantly disrupt the financial markets in such countries and the ability of the issuers in such countries to repay their obligations. In addition, it may be difficult for the Fund to pursue claims against a foreign issuer in the courts of a foreign country. Investing in emerging market countries also involves the risk of expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. In the event of such expropriation, nationalization or other confiscation in any emerging country, the Fund could lose its entire investment in that country.

Russia’s invasion of Ukraine in February 2022, the resulting responses by the United States and other countries, and the potential for wider conflict, have increased and may continue to increase volatility and uncertainty in financial markets worldwide. The United States and other countries have imposed broad-ranging economic sanctions on Russia and Russian entities and individuals, and may impose additional sanctions, including on other countries that provide military or economic support to Russia. These sanctions, among other things, restrict companies from doing business with Russia and Russian issuers, and may adversely affect companies with economic or financial exposure to Russia and Russian issuers. The extent and duration of Russia’s military actions and the repercussions of such actions are not known. The invasion may widen beyond Ukraine and may escalate, including through retaliatory actions and cyberattacks by Russia and even other countries. These events may result in further and significant market disruptions and may adversely affect regional and global economies including those of Europe and the United States. Certain industries and markets, such as those involving oil, natural gas and other commodities, as well as global supply chains, may be particularly adversely affected. Whether or not the Fund invests in securities of issuers located in Russia, Ukraine and adjacent countries or with significant exposure to issuers in these countries, these events could negatively affect the value and liquidity of the Fund’s investments.

Certain emerging market countries restrict or control foreign investment in their securities markets to varying degrees. These restrictions may limit the Fund’s investment in those markets and may increase the expenses of the Fund. In addition, the repatriation of both investment income and capital from certain markets is subject to restrictions such as the need for certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect certain aspects of the Fund’s operation.

Economies in individual countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, currency valuation, capital reinvestment, resource self-sufficiency and balance of payments positions. Rates of inflation have in recent years risen in many countries and inflation has affected the global economy and global financial markets. Inflation occurs when prices increase and the purchasing power of money decreases. The value of assets or income from an investment may be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of a portfolio’s assets can decline as can the value of a portfolio’s distributions. Governments around the world, including the U.S. government, have taken steps designed to manage inflation, including by raising interest rates. Interest rates may remain elevated or may rise further.

Unanticipated political or social developments may affect the values of the Fund’s investments and the availability to the Fund of additional investments in such countries. In the past, the economies, securities and currency markets of many emerging markets have experienced significant disruption and declines. There can be no assurance that these economic and market disruptions might not occur again.

Economies in emerging market countries generally are dependent heavily upon international trade and, accordingly, have been and may continue to be affected adversely by trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade. These economies also have been, and may continue to be, affected adversely and significantly by economic conditions in the countries with which they trade.

Most developed countries in Western Europe are members of the European Union (the “EU”), and many are also members of the European Monetary Union (“EMU”), and most EMU members are part of the euro zone, a group of EMU countries that share the euro as their common currency. Members of the EMU must comply with restrictions on inflation rates, deficits, debt levels, and fiscal and monetary controls. The implementation of any of these EMU restrictions or controls, as well as any of the following events in Europe, may have a significant impact on the economies of some or all European countries: (i) the default or threat of default by an EU member country on its sovereign debt, (ii) economic recession in an EU member country, (iii) changes in EU or governmental regulations on trade, (iv) changes in currency exchange rates of the euro, the British pound, and other European currencies, (v) changes in the supply and demand for European imports or exports, and (vi) high unemployment rates. In the recent past, European financial markets have experienced volatility and adverse trends due to concerns about economic downturns and/or rising government debt levels in certain European countries, which in turn negatively affected the euro's exchange rate. A significant decline in the value of the euro may produce unpredictable effects on trade and commerce generally and could lead to increased volatility in financial markets worldwide. In the event that an EMU member defaults on its sovereign debt or exits from the EMU, especially if either such event occurs in a disorderly manner, the default or exit may adversely affect the value of the euro as well as the performance of other European economies and issuers.

Adverse economic and political events in one European country, including war, may have adverse effects across Europe. For example, the extent and duration of Russia's military invasion of Ukraine, initiated in February 2022, and the broad-ranging economic sanctions levied against Russia by the United States, the European Union, the United Kingdom, and other countries, remain unknown, but these events could have a significant adverse impact on Europe's overall economy.

Currency risks. The value of the securities quoted or denominated in foreign currencies may be adversely affected by fluctuations in the relative currency exchange rates and by exchange control regulations. The Fund’s investment performance may be negatively affected by a devaluation of a currency in which the Fund’s investments are quoted or denominated. Further, the Fund’s investment performance may be significantly affected, either positively or negatively, by currency exchange rates because the U.S. dollar value of securities quoted or denominated in another currency will increase or decrease in response to changes in the value of such currency in relation to the U.S. dollar.

United Kingdom exit from the EU. The United Kingdom (“UK”) formally withdrew from the European Union (“EU”) on January 31, 2020 (such withdrawal being commonly referred to as “Brexit”). Following a transition period, the UK’s post-Brexit trade agreement with the EU passed into law in December 2020, was provisionally applied effective January 1, 2021, and formally entered into force on May 1, 2021. The effects of Brexit are being shaped by the trade agreements that the UK negotiates with other countries and will depend largely upon the UK's ability to negotiate favorable terms with the EU regarding trade and market access. Although the longer term political, regulatory, and economic consequences of Brexit are uncertain, Brexit has caused volatility in UK, EU, and global markets. The potential negative effects of Brexit on the UK and EU economies and the broader global economy could include, among others, business and trade disruptions, increased volatility and illiquidity, currency valuations, and potentially lower economic growth of markets in the UK, EU, and globally, which could negatively impact the value of the Funds’ investments. Brexit could also lead to legal uncertainty and politically divergent national laws and regulations while the relationship between the UK and EU continues to be defined and the UK determines which EU laws to replace or replicate. Whether or not the Fund invests in securities of issuers located in Europe or with significant exposure to European issuers or countries, these events could negatively affect the value and liquidity of the Fund’s investments.

Russia’s Invasion of Ukraine. Russia’s invasion of Ukraine in February 2022, the resulting responses by the United States and other countries, and the potential for wider conflict, have increased and may continue to increase volatility and uncertainty in financial markets worldwide. The United States and other countries have imposed broad-ranging economic sanctions on Russia and Russian entities and individuals, and may impose additional sanctions, including on other countries that provide military or economic support to Russia. These sanctions, among other things, restrict companies from doing business with Russia and Russian issuers, and may adversely affect companies with economic or financial exposure to Russia and Russian issuers. The extent and duration of Russia’s military actions and the repercussions of such actions are not known. The invasion may widen beyond Ukraine and may escalate, including through retaliatory actions and cyberattacks by Russia and even other countries. These events may result in further and significant market disruptions and may adversely affect regional and global economies including those of Europe and the United States. Certain industries and markets, such as those involving oil, natural gas and other commodities, as well as global supply chains, may be particularly adversely affected. Whether or not a Fund invests in securities of issuers located in Russia, Ukraine and adjacent countries or with significant exposure to issuers in those countries, these events could negatively affect the value and liquidity of the Fund’s investments.

Developments in the China Region. Although China’s economy has experienced past periods of rapid growth, there is no assurance that such growth rates will recur. In particular, the growth rate of China’s economy had slowed over the years leading up to the global economic recession in 2020. China’s economy rebounded in 2021 as China recovered from the COVID-19 pandemic, but China’s economy grew at a slower rate in 2022 through 2024 than any year in the decade leading up to 2020. It remains unclear though whether these trends will continue in the future. In addition, China’s economic slowdown has negatively impacted the once rapidly growing Chinese real estate market, leading to the financial collapse of China’s largest real estate company. The slowdown in China’s real estate market has also resulted in local Chinese governments facing high levels of debt and fewer viable means to raise revenue, especially with the fall in demand for housing.

Despite attempts to restructure its economy towards consumption, China remains heavily dependent on exports. Reduction in spending on Chinese products and services, supply chain diversification, institution of additional tariffs, sanctions or other trade barriers, or a downturn in any of the economies of China’s key trading partners may have an adverse impact on both the Chinese economy and Chinese companies. Additionally, Chinese actions to lay claim to disputed islands have caused relations with certain of China’s trading partners to suffer, and could cause further disruption to regional and international trade. From time to time, China has experienced outbreaks of infectious illnesses, and the country may be subject to other public health threats, infectious illnesses, diseases or similar issues in the future. Any spread of an infectious illness, public health threat or similar issue could reduce consumer demand or economic output, result in market closures, travel restrictions or quarantines, and generally have a significant impact on the Chinese economy. In the long run, China’s ability to develop and sustain a credible legal, regulatory, monetary, and socioeconomic system could influence the course of outside investment. China and other developing market countries may be subject to considerable degrees of economic, political and social instability. China’s economic health is largely dependent upon exports, and may be dependent upon the economies of other Asian countries. Investments in Chinese and other Asian issuers could be adversely affected by changes in government policies, or trade or political disputes with major trading partners, including the U.S. China’s growing trade surplus with the U.S. has given rise to trade disputes and the imposition of tariffs. The Chinese economy could be adversely affected by supply chain disruptions. An economic slowdown in China could adversely affect economies of other emerging market countries that trade with China, as well as companies operating in those countries.

Sanctions or other government actions against certain countries could negatively impact a fund’s investments in securities that have exposure to that country. Circumstances that impact one country could have profound impacts on other countries and on global economies or markets. China and other developing market countries may be subject to considerable degrees of economic, political and social instability. In addition, the U.S. government has imposed restrictions on U.S. investor participation in certain Chinese investments designated as related to the Chinese military. These matters could adversely affect China’s economy and the value of Chinese companies, and cause a fund to incur losses.

Natural Disasters

Certain areas of the world, including areas within the United States, historically have been prone to natural disasters, such as hurricanes, earthquakes, typhoons, flooding, tidal waves, tsunamis, erupting volcanoes, wildfires or droughts. Such disasters, and the resulting damage, could have a significant adverse impact on the economies of those areas and on the ability of issuers in which the Fund invests to conduct their businesses, and thus on the investments made by the Fund in such geographic areas and/or issuers. Adverse weather conditions could have a significant adverse impact on issuers in the agricultural sector and on insurance companies that insure against the impact of natural disasters.

Cybersecurity Issues

With the increased use of technologies such as the Internet to conduct business, the Fund is susceptible to operational, information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Recently, geopolitical tension may have increased the scale and sophistication of deliberate cybersecurity attacks, particularly those from nation-states or from entities with nation-state backing. Cybersecurity failures or breaches by the Adviser, transfer agent, the Distributor and other service providers (including, but not limited to, the Fund’s custodian and financial intermediaries), and the issuers of securities in which the Fund invests, have the ability to cause disruptions and impact business operations potentially resulting in financial losses, interference with the Fund’s ability to calculate its NAV, impediments to trading, the inability of fund shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the Fund or its Adviser has established business continuity plans in the event of, and risk management systems to prevent, such cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified or prepared for or that an attack may not be detected given that technology is changing and new ways to carry out cyber attacks are continuously developing. Furthermore, the Fund cannot control the cyber security plans and systems put in place by service providers to the Fund and issuers in which the Fund invests. Like other funds and business enterprises, the Fund, the Adviser, transfer agent, the Distributor and their respective service providers are subject to the risk of cyber incidents occurring from time to time. The Fund and its shareholders could be negatively impacted as a result.

Short-Term Investments

For temporary defensive or cash management purposes, the Fund may invest in all types of short-term investments including, but not limited to, (a) commercial paper and other short-term commercial obligations; (b) obligations (including certificates of deposit and bankers’ acceptances) of banks; (c) obligations issued or guaranteed by a governmental issuer, including governmental agencies or instrumentalities; (d) fixed income securities of non-governmental issuers; and (e) other cash equivalents or cash. Subject to the Fund’s restrictions regarding investment in non-U.S. securities, these securities may be denominated in any currency. Although these investments generally are rated investment grade or are determined by the Adviser to be of equivalent credit quality, the Fund may also invest in these instruments if they are rated below investment grade in accordance with its investment objective, policies and restrictions.

Repurchase Agreements

The Fund may enter into repurchase agreements with broker-dealers, member banks of the Federal Reserve System and other financial institutions. Repurchase agreements are arrangements under which the Fund purchases securities and the seller agrees to repurchase the securities within a specific time and at a specific price. The repurchase price is generally higher than the Fund’s purchase price, with the difference being income to the Fund. A repurchase agreement may be considered a loan by the Fund collateralized by securities. Under the direction of the Board of Trustees, the Adviser reviews and monitors the creditworthiness of any institution which enters into a repurchase agreement with the Fund. All repurchase agreements entered into by the Fund shall be fully collateralized with U.S. Treasury and/or agency obligations at all times during the period of the agreement in that the value of the collateral shall be at least equal to an amount of the loan, including interest thereon. Collateral is held by the Fund’s custodian in a segregated, safekeeping account for the benefit of the Fund. Repurchase agreements afford the Fund an opportunity to earn income on temporarily available cash. In the event of commencement of bankruptcy or insolvency proceedings with respect to the seller of the security before repurchase of the security under a repurchase agreement, the Fund may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. If the court characterizes the transaction as a loan and the Fund has not perfected a security interest in the collateral, the Fund may be required to return the collateral to the seller’s estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the Fund would be at risk of losing some or all of the principal and interest involved in the transaction. There is no specific limit on the Fund’s ability to enter into repurchase agreements. The SEC frequently treats repurchase agreements as loans for purposes of the 1940 Act.

Reverse Repurchase Agreements

Reverse repurchase agreements involve the sale of securities to a bank or other institution with an agreement that the Fund will buy back the securities at a fixed future date at a fixed price plus an agreed amount of “interest” which may be reflected in the repurchase price. Reverse repurchase agreements involve the risk that the market value of securities purchased by the Fund with proceeds of the transaction may decline below the repurchase price of the securities sold by the Fund that it is obligated to repurchase. The Fund will also continue to be subject to the risk of a decline in the market value of the securities sold under the agreements because it will reacquire those securities upon effecting their repurchase. Reverse repurchase agreements may be considered to be a type of borrowing. The 1940 Act permits a fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose and up to 5% of the Fund’s total assets from banks and other lenders for temporary purposes. The Fund will segregate assets in an amount at least equal to the repurchase price of the securities.

Dollar Rolls

The Fund may enter into mortgage “dollar rolls” in which the Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar (same type, coupon and maturity), but not identical securities on a specified future date. During the roll period, the Fund loses the right to receive principal and interest paid on the securities sold. However, the Fund would benefit to the extent of any difference between the price received for the securities sold and the lower forward price for the future purchase (often referred to as the “drop”) or fee income plus the interest earned on the cash proceeds of the securities sold until the settlement date of the forward purchase. Unless such benefits exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the mortgage dollar roll, the use of this technique will diminish the investment performance of the Fund compared with what such performance would have been without the use of mortgage dollar rolls. All cash proceeds will be invested in instruments that are permissible investments for the Fund. The Fund will hold and maintain in a segregated account until the settlement date cash or liquid securities in an amount equal to its forward purchase price.

For financial reporting and tax purposes, the Fund treats mortgage dollar rolls as two separate transactions; one involving the purchase of a security and a separate transaction involving a sale.

Dollar rolls involve certain risks including the following: if the broker-dealer to whom the Fund sells the security becomes insolvent, the Fund’s right to purchase or repurchase the securities subject to the dollar roll may be restricted and the instrument which the Fund is required to repurchase may be worth less than an instrument which the Fund originally held. Successful use of dollar rolls will depend upon the Adviser’s ability to manage its interest rate and prepayment exposure. There is no assurance that dollar rolls can be successfully employed.

Asset Segregation

The 1940 Act requires that the Fund segregate assets in connection with certain types of transactions that may have the effect of leveraging the portfolio. If the Fund enters into a transaction requiring segregation, such as a forward commitment or a reverse repurchase agreement, the custodian or the Adviser will segregate liquid assets in an amount required to comply with the 1940 Act. To the extent the Fund sells or writes ILW swaps, the Fund segregates liquid assets at least equal to the full notional value of such swaps. Such segregated assets will be valued at market daily. If the aggregate value of such segregated assets declines below the aggregate value required to satisfy the 1940 Act, additional liquid assets will be segregated. In some instances the Fund may “cover” its obligation using other methods to the extent permitted under the 1940 Act, orders or releases issued by the SEC thereunder, or no-action letters or other guidance of the SEC staff.

Portfolio Turnover

It is the policy of the Fund not to engage in trading for short-term profits, although portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. The Fund’s annual portfolio turnover rate was 0.00% for the fiscal year ended January 31, 2024, and 0.00% for the fiscal year ended January 31, 2025. A high rate of portfolio turnover (100% or more) involves correspondingly greater transaction costs which must be borne by the Fund and its shareholders.

Lending of Portfolio Securities

The Fund may lend portfolio securities to registered broker-dealers or other institutional investors deemed by the Adviser to be of good standing under agreements which require that the loans be secured continuously by collateral in the form of cash, cash equivalents, U.S. Government securities or irrevocable letters of credit issued by banks approved by the Fund. The value of the collateral is monitored on a daily basis and the borrower is required to maintain the collateral at an amount at least equal to the market value of the securities loaned. The Fund continues to receive the equivalent of the interest or dividends paid by the issuer on the securities loaned and continues to have all of the other risks associated with owning the securities. Where the collateral received is cash, the cash will be invested and the Fund will be entitled to a share of the income earned on the investment, but will also be subject to investment risk on the collateral and will bear the entire amount of any loss in connection with investment of such collateral. The Fund may pay administrative and custodial fees in connection with loans of securities and, where the collateral received is cash, the Fund may pay a portion of the income earned on the investment of collateral to the borrower, lending agent or other intermediary. Fees and expenses paid by the Fund in connection with loans of securities are not reflected in the fee table or expense example in the Prospectus. If the income earned on the investment of the cash collateral is insufficient to pay these amounts or if the value of the securities purchased with such cash collateral declines, the Fund may take a loss on the loan. Where the Fund receives securities as collateral, the Fund will earn no income on the collateral, but will earn a fee from the borrower. The Fund reserves the right to recall loaned securities so that it may exercise voting rights on loaned securities according to the Fund’s Proxy Voting Policies and Procedures.

The risk in lending portfolio securities, as with other extensions of credit, consists of the possibility of loss to the Fund due to (i) the inability of the borrower to return the securities, (ii) a delay in receiving additional collateral to adequately cover any fluctuations in the value of securities on loan, (iii) a delay in recovery of the securities, or (iv) the loss of rights in the collateral should the borrower fail financially. In addition, as noted above, the Fund continues to have market risk and other risks associated with owning the securities on loan. Where the collateral delivered by the borrower is cash, the Fund will also have the risk of loss of principal and interest in connection with its investment of collateral. If a borrower defaults, the value of the collateral may decline before the Fund can dispose of it. The Fund will lend portfolio securities only to firms that have been approved in advance by the Adviser, which will monitor the creditworthiness of any such firms. However, this monitoring may not protect the Fund from loss. At no time would the value of the securities loaned exceed 33 1/3% of the value of the Fund’s total assets.

When-Issued and Delayed Delivery Securities

The Fund may purchase securities, including U.S. Government securities, on a when-issued basis or may purchase or sell securities for delayed delivery. In such transactions, delivery of the securities occurs beyond the normal settlement period, but no payment or delivery is made by the Fund prior to the actual delivery or payment by the other party to the transaction. The Fund will not earn income on these securities until delivered. The purchase of securities on a when-issued or delayed delivery basis involves the risk that the value of the securities purchased will decline prior to the settlement date. The sale of securities for delayed delivery involves the risk that the prices available in the market on the delivery date may be greater than those obtained in the sale transaction. When the Fund enters into when-issued or delayed delivery transactions it will segregate liquid assets with a value equal to the Fund’s obligations. See “Asset Segregation.”

INVESTMENT RESTRICTIONS

Fundamental Investment Policies

The Fund has adopted certain fundamental investment policies which may not be changed without the affirmative vote of the holders of a “majority of the outstanding voting securities” (as defined in the 1940 Act) of the Fund. For this purpose, a majority of the outstanding shares of the Fund means the vote of the lesser of (a) 67% or more of the shares represented at a meeting, if the holders of more than 50% of the outstanding shares are present in person or by proxy; or (b) more than 50% of the outstanding shares of the Fund. The Fund’s fundamental policies are as follows:

(1)	The Fund may not borrow money except as permitted under, or to the extent not prohibited by, (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority of competent jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.

(2)	The Fund may not engage in the business of underwriting the securities of other issuers except as permitted under, or to the extent not prohibited by, (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority of competent jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.

(3)	The Fund may lend money or other assets as permitted under, or to the extent not prohibited by, (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority of competent jurisdiction or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.

(4)	The Fund may not issue senior securities except as permitted under, or to the extent not prohibited by, (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority of competent jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.

(5)	The Fund may not purchase or sell real estate except as permitted under, or to the extent not prohibited by, (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority of competent jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.

(6)	The Fund may purchase or sell commodities or contracts related to commodities as permitted under, or to the extent not prohibited by, (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority of competent jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.

(7)	Except the financial services group of industries or as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction, the Fund may not make any investment if, as a result, the Fund’s investments will be concentrated in any one industry.

(8)	The Fund will, under normal circumstance, invest at least 70% of its total assets in investments designed to provide exposure to ILWs.

With respect to the fundamental policy relating to borrowing money set forth in (1) above, the 1940 Act permits a fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes (the Fund’s total assets include the amounts being borrowed). To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings. Asset coverage means the ratio that the value of the Fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Borrowing money to increase a fund’s investment portfolio is known as “leveraging.” Borrowing, especially when used for leverage, may cause the value of a fund’s shares to be more volatile than if the Fund did not borrow. This is because borrowing tends to magnify the effect of any increase or decrease in the value of the Fund’s portfolio holdings. Borrowed money thus creates an opportunity for greater gains, but also greater losses. To repay borrowings, the Fund may have to sell securities at a time and at a price that is unfavorable to the Fund. There also are costs associated with borrowing money, and these costs would offset and could eliminate a fund’s net investment income in any given period. Currently, the Fund does not contemplate borrowing for leverage, but if the Fund does so, it will not likely do so to a substantial degree. The policy in (1) above will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing to the extent permitted by the 1940 Act. Reverse repurchase agreements may be considered to be a type of borrowing. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy. Such trading practices may include futures, options on futures, forward contracts and other derivative investments.

A fund may pledge its assets and guarantee the securities of another company without limitation, subject to the Fund’s investment policies (including the Fund’s fundamental policy regarding borrowing) and applicable laws and interpretations. Pledges of assets and guarantees of obligations of others are subject to many of the same risks associated with borrowings and, in addition, are subject to the credit risk of the obligor for the underlying obligations. To the extent that pledging or guaranteeing assets may be considered the issuance of senior securities, the issuance of senior securities is governed by the Fund’s policies on senior securities. If the Fund were to pledge its assets, the Fund would take into account any then-applicable legal guidance, including any applicable SEC staff position, would be guided by the judgment of the Fund’s Board and the Adviser regarding the terms of any credit facility or arrangement, including any collateral required, and would not pledge more collateral than, in their judgment, is necessary for the Fund to obtain the credit sought. Shareholders should note that in 1973, the SEC staff took the position in a no-action letter that a mutual fund could not pledge 100% of its assets without a compelling business reason. In more recent no-action letters, including letters that address the same statutory provision of the 1940 Act (Section 17) addressed in the 1973 letter, the SEC staff has not mentioned any limitation on the amount of collateral that may be pledged to support credit obtained. This does not mean that the staff’s position on this issue has changed.

With respect to the fundamental policy relating to underwriting set forth in (2) above, the 1940 Act does not prohibit a fund from engaging in the underwriting business or from underwriting the securities of other issuers; in fact, the 1940 Act permits a fund to have underwriting commitments of up to 25% of its assets under certain circumstances. Those circumstances currently are that the amount of the Fund’s underwriting commitments, when added to the value of the Fund’s investments in issuers where the Fund owns more than 10% of the outstanding voting securities of those issuers, cannot exceed the 25% cap. A fund engaging in transactions involving the acquisition or disposition of portfolio securities may be considered to be an underwriter under the Securities Act of 1933, as amended (the “1933 Act”). Under the 1933 Act, an underwriter may be liable for material omissions or misstatements in an issuer’s registration statement or prospectus. Securities purchased from an issuer and not registered for sale under the 1933 Act are considered restricted securities. There may be a limited market for these securities. If these securities are registered under the 1933 Act, they may then be eligible for sale but participating in the sale may subject the seller to underwriter liability. These risks could apply to a fund investing in restricted securities. Although it is not believed that the application of the 1933 Act provisions described above would cause a fund to be engaged in the business of underwriting, the policy in (2) above will be interpreted not to prevent the Fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the 1933 Act.

With respect to the fundamental policy relating to lending set forth in (3) above, the 1940 Act does not prohibit a fund from making loans; however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements. (A repurchase agreement is an agreement to purchase a security, coupled with an agreement to sell that security back to the original seller on an agreed-upon date at a price that reflects current interest rates. The SEC frequently treats repurchase agreements as loans.) While lending securities may be a source of income to a fund, as with other extensions of credit, there are risks of delay in recovery or even loss of rights in the underlying securities should the borrower fail financially. However, loans would be made only when the Fund’s manager or a sub-adviser believes the income justifies the attendant risks. The Fund also will be permitted by this policy to make loans of money, including to other funds. The policy in (3) above will be interpreted not to prevent the Fund from purchasing or investing in debt obligations and loans. In addition, collateral arrangements with respect to options, forward currency and futures transactions and other derivative instruments, as well as delays in the settlement of securities transactions, will not be considered loans.

With respect to the fundamental policy relating to issuing senior securities set forth in (4) above, “senior securities” are defined as fund obligations that have a priority over the Fund’s shares with respect to the payment of dividends or the distribution of fund assets. The 1940 Act prohibits a fund from issuing senior securities except that the Fund may borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose. A fund also may borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities. The issuance of senior securities by a fund can increase the speculative character of the Fund’s outstanding shares through leveraging. Leveraging of a fund’s portfolio through the issuance of senior securities magnifies the potential for gain or loss on monies, because even though the Fund’s net assets remain the same, the total risk to investors is increased. Certain widely used investment practices that involve a commitment by a fund to deliver money or securities in the future are not considered by the SEC to be senior securities, provided that a fund segregates cash or liquid securities in an amount necessary to pay the obligation or the Fund holds an offsetting commitment from another party. These investment practices include repurchase and reverse repurchase agreements, swaps, dollar rolls, options, futures and forward contracts. The policy in (4) above will be interpreted not to prevent collateral arrangements with respect to swaps, options, forward or futures contracts or other derivatives, or the posting of initial or variation margin.

With respect to the fundamental policy relating to real estate set forth in (5) above, the 1940 Act does not prohibit a fund from owning real estate. Investing in real estate may involve risks, including that real estate is generally considered illiquid and may be difficult to value and sell. Owners of real estate may be subject to various liabilities, including environmental liabilities. The policy in (5) above will be interpreted not to prevent the Fund from investing in real estate-related companies, companies whose businesses consist in whole or in part of investing in real estate, instruments (like mortgages) that are secured by real estate or interests therein, or real estate investment trust securities.

With respect to the fundamental policy relating to commodities set forth in (6) above, the 1940 Act does not prohibit a fund from owning commodities, whether physical commodities and contracts related to physical commodities (such as oil or grains and related futures contracts), or financial commodities and contracts related to financial commodities (such as currencies and, possibly, currency futures). If a fund were to invest in a physical commodity or a physical commodity-related instrument, the Fund would be subject to the additional risks of the particular physical commodity and its related market. The value of commodities and commodity-related instruments may be extremely volatile and may be affected either directly or indirectly by a variety of factors. There also may be storage charges and risks of loss associated with physical commodities. The policy in (6) above will be interpreted to permit investments in ETFs that invest in physical and/or financial commodities.

With respect to the fundamental policy relating to concentration set forth in (7) above, the 1940 Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be more risky than a fund that does not concentrate in an industry. The policy in (7) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in securities of the U.S. Government and its agencies or instrumentalities and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries. When identifying industries for purposes of its concentration policy, the Fund may rely upon available industry classifications. As of the date of this SAI, the Fund relies primarily on the Bloomberg L.P. (“Bloomberg”) classifications, and, with respect to securities for which no industry classification under Bloomberg is available or for which the Bloomberg classification is determined not to be appropriate, the Fund may use industry classifications published by another source, which, as of the date of this SAI, is MSCI Global Industry Classification Standard. As of the date of this SAI, the Fund’s Adviser may assign an industry classification for an ETF in which the Fund invests based on the constituents of the index on which the ETF is based. The Fund may change any source used for determining industry classifications without shareholder approval.

With respect to the fundamental policy relating to investments designed to provide exposure to ILWs in (8) above, ILWs are seasonal in nature and it is expected that there will be periods during which the Fund is temporarily invested (directly or indirectly through structured investments) largely or entirely in cash and/or cash equivalents, and that those periods may be as long as several months. The Fund’s direct and/or indirect investments in cash and/or cash equivalents during such periods will not constitute a violation of the policy in (8) above.

Pursuant to Rule 23c-3 under the 1940 Act, the Fund has also adopted the following fundamental investment policies relating to periodic repurchase offers, which may not be changed without a vote of a majority of the outstanding voting securities:

(i)	the Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that Rule may be amended from time to time, and as it is interpreted by the SEC, SEC staff or other authority of competent jurisdiction, and in accordance with any exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction;

(ii)	the periodic interval between repurchase request deadlines will be three months;

(iii)	the repurchase request deadline (as defined in Rule 23c-3 under the 1940 Act) for each repurchase offer will be no earlier than the 21st day after the issuance of notification of the repurchase offer (or the next business day if the 21st day is not a business day); and

(iv)	each repurchase pricing date (as defined in Rule 23c-3) will be not later than the 14th day after the preceding repurchase request deadline (or the next business day if the 14th day is not a business day).

The Fund’s fundamental policies are written and will be interpreted broadly. For example, the policies will be interpreted to refer to the 1940 Act and the related rules as they are in effect from time to time, and to interpretations and modifications of or relating to the 1940 Act by the SEC, SEC staff or other authority of competent jurisdiction as they are given from time to time. When a policy provides that an investment practice may be conducted as permitted by the 1940 Act, the policy will be interpreted to mean either that the 1940 Act expressly permits the practice or that the 1940 Act does not prohibit the practice.

NON-DIVERSIFICATION

The Fund is currently classified as a non-diversified fund under the 1940 Act. A non-diversified fund can invest a greater portion of its assets in a single issuer or a limited number of issuers than may a diversified fund. As a consequence, a non-diversified fund is subject to greater risk than a diversified fund. A diversified fund may not purchase securities of an issuer (other than obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities) if, with respect to 75% of the Fund’s total assets, (a) more than 5% of the Fund’s total assets would be invested in securities of that issuer, or (b) the Fund would hold more than 10% of the outstanding voting securities of that issuer. Under the 1940 Act, the Fund may change its classification from non-diversified to diversified without shareholder approval.

TRUSTEES AND OFFICERS

The Trustees and officers of the Fund, their principal occupations during the past five years, and their affiliations, if any, with City National Rochdale, the Adviser to the Fund, are set forth below. The persons listed below may have held other positions with their employers named below during the relevant periods. Certain officers of the Fund also serve as officers to one or more other mutual funds for which SEI Investments Company (“SEI Investments”) or its affiliates act as investment adviser, administrator or distributor. Each Trustee may be referred to as an “Independent Trustee” and collectively as the “Independent Trustees.” There is no stated term of office for the Trustees. However, the Board has adopted a policy setting a retirement date for Trustees of December 31 of the year in which each Trustee reaches age 75. Exceptions to the retirement age may be made by the Board in individual cases for a period of up to two years, in the discretion of the Board. The business address for the Trustees and the Officers of the Fund is c/o City National Rochdale LLC, 400 Park Avenue, New York, New York 10022, unless otherwise noted.

Name and Year of Birth	Position with the Fund	Length of Time Served	Principal Occupation for the Past Five Years	Number of Portfolios in Fund Complex(1) Overseen by Trustee	Other Directorships Held by Trustee
Independent Trustees:
Daniel A. Hanwacker Year of Birth: 1951	Trustee	Since 2016	Chief Executive Officer and President, Hanwacker Associates, Inc. (asset management consulting and executive search services) (2001-present). Managing Director - Asset Management, Putnam Lovell Securities (2000-2001). Co-Founding Partner, Constellation Financial Management Co., LLC (1995-2000).	6	None
Jon C. Hunt Year of Birth: 1951	Trustee	Since 2016	Retired (2013-present). Consultant to Management, Convergent Capital Management, LLC (“CCM”) (2012-2013). Managing Director and Chief Operating Officer, CCM (1998-2012).	6	Trustee of The Advisors’ Inner Circle Fund III, Gallery Trust, Symmetry Panoramic Trust, Wilshire Private Assets Master Fund, Wilshire Private Assets. Fund. Director of Chiron Capital Allocation Fund Ltd., FS Alternatives Fund (Cayman), FS Real Asset Fund (Cayman) and Legal & General Commodity Strategy Fund Offshore Ltd.

Julie C. Miller Year of Birth: 1957	Trustee	Since 2020	Certified Public Accountant (CPA) and Partner, Holthouse, Carlin & Van Trigt LLP (accounting firm) (2006-present). Trustee, Anthony Education Trust (2017-present). President, The Sam Simon Charitable Giving Foundation (2018-present).	6	Trustee of The Pop Venture Fund.
Jay C. Nadel Year of Birth: 1958	Trustee Chairman	Since 2016 Since 2019	Financial Services Consultant (2005-present). Executive Vice President, Bank of New York Broker-Dealer and Member of the Operating Committee (2002-2004). Weiss, Peck & Greer, Partner, Managing Director and Chair of the Operations Committee (1986-2001).	6

Trustee of The Advisors’ Inner Circle Fund III, Gallery Trust, Symmetry Panoramic Trust, Wilshire Private

Assets Master Fund,

Wilshire Private

Assets Fund, and The

Alger Funds. Director of Chiron Capital Allocation Fund Ltd., FS Alternatives Fund (Cayman), FS Real Asset Fund (Cayman) and Legal & General Commodity Strategy Fund Offshore Ltd.

Shelley Y. Simms Year of Birth: 1968	Trustee	Since 2023	General Counsel, Corporate Secretary and Chief Compliance Officer, Xponance, Inc., a registered investment adviser (2004-present). Chief Compliance Officer, Xponance Alts Solutions, LLC, a registered investment adviser (2021-present). Chairperson (2023) and Commissioner (2018-2023), Pennsylvania State Ethics Commission.	6	Board Member of 1st Colonial Bancorp and 1st Colonial Community Bank. Trustee of The Pop Venture Fund.
James R. Wolford Year of Birth: 1954	Trustee	Since 2016	Chief Executive Officer of Corinthian Development Company (2013-present). President, Chief Operating Officer and Chief Financial Officer, Thompson National Properties (2011-2013). Chief Financial Officer, Pacific Office Properties, a real estate investment trust (2010- 2011). Chief Financial Officer, Bixby Land Company, a real estate company (2004-March 2010). Regional Financial Officer, AIMCO, a real estate investment trust (2004). Chief Financial Officer, DBM Group, a direct mail marketing company (2001-2004). Senior Vice President and Chief Operating Officer, Forecast Commercial Real Estate Service, Inc. (2000-2001). Senior Vice President and Chief Financial Officer, Bixby Ranch Company (1985-2000).	6	None

(1)	“Fund complex” is defined as two or more registered investment companies that hold themselves out to investors as related companies or have a common investment adviser or affiliated investment advisers and in this case includes the series of City National Rochdale Funds and the following registered closed-end fund: City National Rochdale Strategic Credit Fund.

Name and Year of Birth	Position(s) Held with the Fund	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years
Officers:
Gregg Giaquinto Year of Birth: 1967	President and Chief Executive Officer	Since 2024

President and Chief Executive Officer, City National Rochdale Funds, City National Rochdale Select Strategies Fund (the “Select Strategies Fund”), and City National Rochdale Strategic Credit Fund (the “Strategic Credit Fund”) (2024-present). President, City National Rochdale (2024-present). Senior Managing Director, Client Services & Operations, City National Rochdale (2014-present).

Andrew Metzger SEI Investments One Freedom Valley Drive Oaks, Pennsylvania 19456 Year of Birth: 1980	Treasurer (Principal Financial and Accounting Officer and Controller)	Since 2021	Director of Fund Accounting, SEI Investments Company (2020-present). Treasurer (Principal Financial and Accounting Officer and Controller), City National Rochdale Funds, Select Strategies Fund and Strategic Credit Fund (April 2021-present). Senior Director, Embark Consulting, LLC (2019-2020). Senior Manager, PricewaterhouseCoopers LLP (2002-2019).
Rochelle Levy Year of Birth: 1985	Chief Compliance Officer (“CCO”); Anti-Money Laundering Officer (“AML Officer”) and Identity Theft Program Officer (“ITP Officer”)	Since 2022	Senior Vice President and Wealth Management CCO, City National Bank (2022-present). CCO, AML Officer and ITP Officer, City National Rochdale Funds, Select Strategies Fund and Strategic Credit Fund (September 2022-present). CCO and AML Officer, BNY Mellon Private Funds (2019-2022). CCO, BNY Mellon Commingled Funds (2019-2021). Investment Management, Head of Distribution Compliance BNY Mellon, N.A. (2019-2022). Vice President, JPMorgan Chase & Co. (2014-2019).
Mitchell Cepler Year of Birth: 1982	Vice President and Assistant Treasurer	Since 2016	Senior Vice President, Finance, City National Rochdale (2011–present). Vice President and Assistant Treasurer, City National Rochdale Funds (2015-present), Select Strategies Fund (2016-present), and Strategic Credit Fund (2018-present).
Frank Bonsignore Year of Birth: 1967	Vice President and Secretary	Since 2023	Mutual Funds Oversight Lead, City National Rochdale Funds, Select Strategies Fund and Strategic Credit Fund (2023-present). Secretary, City National Rochdale Funds, Select Strategies Fund and Strategic Credit Fund (2023-present). Director of Operations, BNY Mellon (1997-2023).

Matthew M. Maher SEI Investments One Freedom Valley Drive Oaks, Pennsylvania 19456 Year of Birth: 1975	Assistant Secretary	Since 2019	Counsel, SEI Investments Company (2018-present). Assistant Secretary, City National Rochdale Funds, Select Strategies Fund, and Strategic Credit Fund (2019-present). Attorney, Blank Rome LLP (2015-2018). Assistant Counsel and Vice President, Bank of New York Mellon (2013-2014). Attorney, Dilworth Paxson LLP (2006-2013).

(1)	Each officer serves until removed by the Board or the principal executive officer of the Fund, or until such officer resigns.

The Board of Trustees has responsibility for the overall management and operations of the Fund, including oversight of the valuation of the Fund’s portfolio securities. The Board establishes the Fund’s policies and meets regularly to review the activities of the officers, who are responsible for day-to-day operations of the Fund.

The Trustees were selected with a view towards establishing a board that would have the broad experience needed to oversee a registered investment company comprised of multiple series employing a variety of different investment strategies. As a group, the Board has extensive experience in many different aspects of the financial services and asset management industries.

The Trustees were selected to join the Board based upon the following factors, among others: character and integrity; willingness to serve and willingness and ability to commit the time necessary to perform the duties of a Trustee; and satisfying the criteria for not being classified as an “interested person” of the Fund, as defined in the 1940 Act. In addition, the following specific experience, qualifications, attributes and/or skills apply as to each Trustee:

•	Mr. Hanwacker, experience in the asset management industry and as a trustee of Rochdale Investment Trust, a registered investment company the series of which reorganized into certain series of the City National Rochdale Funds on March 29, 2013.

•	Mr. Hunt, executive investment management experience and experience in management of the City National Rochdale Funds and affiliated entities of CNB.

•	Ms. Miller, experience in financial planning and business management in an accounting firm.

•	Mr. Nadel, experience in the financial services field and as a trustee of Rochdale Investment Trust.

•	Ms. Simms, experience as a general counsel, corporate secretary, and chief compliance officer of a registered investment adviser.

•	Mr. Wolford, experience as a chief financial officer of various companies and a Trustee of the City National Rochdale Funds.

In its periodic self-assessment of the effectiveness of the Board, the Board considers the complementary individual skills and experience of the individual Trustees primarily in the broader context of the Board’s overall composition, seeking to ensure that the Board, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the series of the Fund. The summaries set forth above as to the qualifications, attributes and skills of the Trustees are required by the registration form adopted by the SEC and do not impose any greater responsibility or liability on any such person or on the Board as a whole than would otherwise be the case.

All of the Board members are Independent Trustees. Jay C. Nadel serves as Chairperson of the Board. The Chairperson serves as a key point person for dealings between the Fund’s management and the other Independent Trustees. Through the committees of the Board, the Independent Trustees consider and address important matters involving the Fund, including those presenting conflicts or potential conflicts of interest. The Independent Trustees also regularly meet outside the presence of management and are advised by independent legal counsel. The Board has determined that its organization and leadership structure are appropriate in light of its fiduciary and oversight obligations and the special obligations of the Independent Trustees. The Board believes that its structure facilitates the orderly and efficient flow of information to the Independent Trustees from management.

Committees of the Board of Trustees

The Board has an Audit Committee, comprised of all of the Trustees. The Committee makes recommendations to the Board of Trustees with respect to the engagement of the Fund’s independent registered public accounting firm, approves all auditing and other services provided to the Fund by its independent registered public accounting firm, and reviews with the independent registered public accounting firm the plan and results of the audit engagement and matters having a material effect on the Fund’s financial operations. During the fiscal year ended January 31, 2025, the Audit Committee held 5 meetings. The Board has designated James R. Wolford as the Fund’s “audit committee financial expert,” as defined in Form N-CSR under the 1940 Act, based on the Board’s review of his qualifications.

The Board has an Investment Committee, comprised of all of the Trustees. The Committee monitors on an ongoing basis the investment operations of the Fund, including matters such as the Fund’s adherence to its investment mandates, historical performance of the Adviser, changes in investment processes and personnel, appropriate benchmarks, and proposed changes in investment objective and strategies. The Committee also reviews any changes in the Fund’s sub-advisers proposed by the Adviser, including hiring of any sub-advisers and termination of any sub-advisers, and makes such recommendations to the Board regarding the proposed changes as it deems appropriate. During the fiscal year ended January 31, 2025, the Investment Committee held 4 meetings.

The Board has a Nominating and Governance Committee, comprised of all of the Trustees. The Committee periodically reviews such issues as the Board’s composition, responsibilities, committees and other relevant issues, and recommends any appropriate changes to the Board of Trustees. During the fiscal year ended January 31, 2025, the Nominating and Governance Committee did not meet.

The Board has adopted the following procedures by which shareholders may recommend nominees to the Board of Trustees. While the Nominating and Governance Committee normally is able to identify from its own resources an ample number of qualified candidates, it will consider shareholder suggestions of persons to be considered as nominees to fill future vacancies on the Board, so long as the shareholder or shareholder group submitting a proposed nominee beneficially owns more than 5% of the Fund’s voting shares and has held such shares continuously for two years, and is not an adverse holder (i.e., the shareholder or shareholder group has acquired such shares in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Fund). No eligible shareholder or shareholder group may submit more than one independent Board member nominee each year. Such suggestions must be sent in writing to the Fund’s Secretary, and must be accompanied by the shareholder’s contact information, the nominee’s contact information and number of Fund shares owned by the nominee, all information regarding the nominee that would be required to be disclosed in solicitations of proxies for elections of directors required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a notarized letter from the nominee stating his or her intention to serve as a nominee and be named in the Fund’s proxy statement, if so designated by the Nominating and Governance Committee and the Board of Trustees.

Risk Management

Consistent with its responsibility for oversight of the Fund in the interests of shareholders, the Board among other things oversees risk management of the Fund’s investment program and business affairs directly and through the Audit Committee. The Board has emphasized to City National Rochdale the importance of maintaining vigorous risk management programs and procedures.

The Fund faces a number of risks, such as investment risk, valuation risk, reputational risk, risk of operational failure or lack of business continuity, and legal, compliance and regulatory risk. Risk management seeks to identify and address risks, i.e., events or circumstances that could have material adverse effects on the business, operations, shareholder services, investment performance or reputation of the Fund. Under the overall supervision of the Board, City National Rochdale and other service providers to the Fund employ a variety of processes, procedures and controls to identify various of those possible events or circumstances, to ensure such risks are appropriate, and where appropriate to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Different processes, procedures and controls are employed with respect to different types of risks. Various personnel, including the Fund’s CCO, City National Rochdale’s management, and other service providers (such as the Fund’s independent registered public accounting firm) make periodic reports to the Board or to the Audit Committee with respect to various aspects of risk management. The Board recognizes that not all risks that may affect the Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s investment objective, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Trustees as to risk management matters are typically summaries of the relevant information. As a result of the foregoing and other factors, the Board’s risk management oversight is subject to substantial limitations.

Share Ownership of Trustees

Information relating to each Trustee’s share ownership in the Fund and in all funds advised by the Adviser as of December 31, 2024 is set out in the chart below.

Name	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Independent Trustees:
Daniel A. Hanwacker	None	$10,001-$50,000
Jon C. Hunt	None	Over $100,000
Julie C. Miller	None	Over $100,000
Jay C. Nadel	None	Over $100,000
Shelley Y. Simms	None	Over $100,000
James R. Wolford	Over $100,000	Over $100,000

The term “family of investment companies” means any two or more registered investment companies that share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services.

As of the date of this SAI, the Trustees and officers of the Fund as a group own less than 1% of the outstanding shares of the Fund. As of the date of this SAI, none of the Independent Trustees of the Fund or their immediate family members owned beneficially or of record any securities in the Adviser.

Compensation

Information regarding compensation received by the Trustees is shown below:

Name	Aggregate Compensation from the Fund(1)	Total Pension or Retirement Benefits Accrued as Part of Fund Expenses(1)	Total Compensation from the Fund Complex Paid to Trustee(2)	Number of Registered Investment Companies Overseen by Trustee in Family of Investment Companies(2)
Independent Trustees:
Daniel A. Hanwacker	$2,740.73	N/A	$139,300	6
Jon C. Hunt	$2,449.54	N/A	$124,500	6
Julie C. Miller	$2,449.54	N/A	$124,500	6
Jay C. Nadel	$2,862.71	N/A	$145,500	6
Shelley Y. Simms	$2,449.54	N/A	$124,500	6
James R. Wolford	$2,740.73	N/A	$139,300	6

(1)	Information is for the fiscal year ended January 31, 2025.

(2)	Information is for the calendar year ended December 31, 2024.

INVESTMENT ADVISER AND OTHER FUND SERVICE PROVIDERS

Investment Adviser

City National Rochdale serves as the investment adviser to the Fund. The Fund and the Adviser entered into an Advisory Agreement (the “Advisory Agreement”) regarding the Fund.

The Adviser provides a continuous investment program of general investment and economic advice regarding the Fund’s investment strategies, manages the Fund’s investment portfolio and provides other services necessary to the operation of the Fund. As of January 31, 2025, the Adviser had approximately $68.2 billion in assets under management. The Adviser is a wholly-owned subsidiary of City National Bank. City National Bank, founded in the early 1950s, is a federally chartered commercial bank with approximately $102.9 billion in assets under administration, which includes $74.8 billion in assets under management, as of January 31, 2025. City National Rochdale is a wholly-owned subsidiary of City National Bank, which is a wholly-owned indirect subsidiary of RBC USA Holdco Corporation, which is a wholly-owned indirect subsidiary of Royal Bank of Canada.

The fees payable under the Advisory Agreement, and any fee waiver or expense reimbursement arrangement, with respect to the Fund is described in the Prospectus.

The Advisory Agreement provides that the Adviser shall not be liable for any error of judgment or mistake of law, or for any loss arising out of any investment or for any act or omission in the execution of securities transactions for the Fund or in the performance of its other services thereunder, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties or from reckless disregard of its duties and obligations thereunder.

The Advisory Agreement is in effect with respect to the Fund for a two-year term from its effective date, and thereafter continues in effect for one-year terms subject to annual approval (1) by the vote of a majority of the Trustees or by the vote of a majority of the outstanding voting securities of the Fund and (2) by the vote of a majority of the Trustees who are not parties to the Advisory Agreement or “interested persons” (as that term is defined in the 1940 Act) of any party thereto, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement may be terminated with respect to the Fund at any time upon 60 days’ notice by either party or by a vote of a majority of the outstanding shares of the Fund, and will terminate automatically upon its “assignment” (as such term is defined in the 1940 Act).

The Adviser is responsible for payment of all expenses it may incur in performing services under the Advisory Agreement. The Adviser also pays the Fund’s office rent and provides investment advisory, research and statistical facilities and all clerical services relating to research, statistical and investment work. To the extent applicable, the Adviser will pay all compensation, fees and expenses of any of its directors, officers and employees, who may be elected as Trustees or officers of the Fund, with the exception of the Fund’s allocable share of the compensation, and fees and expenses of the Fund’s chief compliance officer as determined by the Board.

The Advisory Agreement provides that the Fund is responsible for payment of all expenses it may incur in its operation and all of its general administrative expenses except those expressly assumed by the Adviser, as described in the preceding paragraph. These include (by way of description and not of limitation) the Fund’s organizational expenses, costs and expenses relating to the registration and qualification of the Fund’s shares for sale under federal and state securities laws, expenses of portfolio transactions, the Fund’s allocable share of compensation, fees and reimbursements paid to the Fund’s Trustees, cost of auditing services, legal expenses, charges of the custodian and transfer agent, investment advisory fees, shareholder servicing costs, pricing costs (including the daily calculation of NAV), federal, state and local tax and costs of tax returns and reports, interest on borrowings by the Fund, certain insurance premiums, cost of maintenance of corporate existence, investor services (including allocable personnel and telephone expenses), costs of printing and mailing updated fund prospectuses to shareholders, costs of preparing, printing, and mailing proxy statements and shareholder reports to shareholders, the cost of paying dividends, capital gains distribution, costs of Trustee, Board committee and shareholder meetings, dues to trade organizations, and any extraordinary expenses, including litigation costs in legal actions involving the Fund, or costs related to indemnification of Trustees, officers and employees of the Fund.

The Adviser also may act as an investment adviser or administrator to other persons, entities, and corporations, including other investment companies.

The use of the name “City National Rochdale” by the Fund is pursuant to the consent of the Adviser, which may be withdrawn if the Adviser ceases to be the Adviser of the Fund.

The Adviser has contractually agreed to waive its management fee and/or reimburse expenses to the extent necessary to ensure that the Fund’s total annual operating expenses will not exceed 1.00% (after fee waivers and/or expense reimbursements, and exclusive of front-end or contingent deferred loads, taxes, interest, brokerage commissions, acquired fund fees or expenses, extraordinary expenses such as litigation expenses, and other expenses not incurred in the ordinary course of the Fund’s business). These arrangements will continue until July 27, 2024, and shall automatically renew for an additional one-year period unless sooner terminated by the Fund or by the Board of Trustees upon 60 days’ written notice to the Adviser or termination of the Advisory Agreement. The Adviser may recoup fees waived and expenses reimbursed for a period of three years following the date such reimbursement or reduction was made if such recoupment does not cause current expenses to exceed the expense limit for the Fund in effect at the time the expenses were paid/waived or any expense limit in effect at the time of recoupment.

For the periods indicated, the Fund paid to the Adviser the following investment management fees and the Adviser waived the indicated amounts.

Fiscal Year Ended January 31, 2025		Fiscal Year Ended January 31, 2024		Fiscal Year Ended January 31, 2023
Fees Paid	Fees Waived	Fees Paid	Fees Waived	Fees Paid	Fees Waived
$1,125,163	$0	$1,049,827	$0	$996,123	$83,214

For the fiscal years ended January 31, 2025 and January 31, 2024, the Adviser recaptured fees it had previously waived in the following amount: $17,845 and $65,369, respectively.

For the fiscal year ended January 31, 2023, the Adviser did not recapture any fees it had previously waived or expenses it had previously reimbursed for the Fund.

Shareholder Services

The Adviser has entered into a shareholder services agreement (the “Shareholder Services Agreement”) with the Fund, pursuant to which the Adviser provides certain shareholder services to shareholders of the Fund. As compensation for such services, the Fund pays the Adviser a fee of 0.25% of its average daily net assets on an annual basis, payable monthly.

Pursuant to the Shareholder Services Agreement, the Adviser has agreed to provide the following shareholder services: responding to shareholder inquiries; processing purchases and redemption of the Fund’s shares, including reinvestment of dividends; assisting shareholders in changing dividend options, account designations and addresses; transmitting proxy statements, annual reports, prospectuses and other correspondence from the Fund to shareholders (including, upon request, copies, but not originals, of regular correspondence, confirmation or regular statements of account) where such shareholders hold shares of the Fund registered in the name of the Adviser or its nominees; and providing such other information and assistance to shareholders as may be reasonably requested by such shareholders. The Shareholder Services Agreement provides that no distribution-related services will be provided under the agreement.

For the periods indicated, the Fund paid to the Adviser the following fees pursuant to the Shareholder Services Agreement:

Fiscal Year Ended January 31, 2025	Fiscal Year Ended January 31, 2024	Fiscal Year Ended January 31, 2023
$562,582	$524,913	$498,062

Conflicts of Interest

The Adviser and its affiliates, directors, officers, employees and personnel (collectively, for purposes of this section, “City National Rochdale”), including the entities and personnel who may be involved in the management, operations or distribution of the Fund are engaged in a variety of businesses and have interests other than those related to managing the Fund. The broad range of activities and interests of City National Rochdale gives rise to actual and potential conflicts of interest that could affect the Fund and its shareholders.

Certain actual and potential conflicts are described below. This is not, and is not intended to be, a complete enumeration or description of all the actual and potential conflicts that City National Rochdale has now or may have in the future. Additional, perceived or unanticipated conflicts of interest may arise from time to time in the ordinary course of City National Rochdale’s various business activities.

City National Rochdale and the Fund have adopted practices, policies and procedures that are intended to identify, manage and, when possible, mitigate conflicts of interest. There is no assurance, however, that these practices, policies and procedures will be effective, and these practices, policies and procedures may limit the Fund’s investment activities and adversely affect its performance.

City National Rochdale manages or advises other funds and accounts in addition to the Fund (collectively, the “Other Accounts”). The results of the investment activities of the Fund may differ significantly from the results achieved for Other Accounts. City National Rochdale may give advice, and take action, with respect to any current or future Other Accounts that may compete or conflict with advice City National Rochdale may give to, or actions City National Rochdale may take for, the Fund. City National Rochdale may receive more compensation with respect to certain Other Accounts than that received with respect to the Fund or may receive compensation based on the performance of certain Other Accounts. The simultaneous management of Other Accounts that pay greater fees or other compensation than a fund creates a conflict of interest as City National Rochdale has an incentive to favor those Others Accounts with the potential to receive greater fees when allocating resources, services, functions or investment opportunities among the funds and Other Accounts. City National Rochdale personnel may have greater economic and other interests in certain Other Accounts promoted or managed by such personnel as compared to the Fund.

City National Rochdale and other financial service providers have conflicts associated with their promotion of the Fund or other dealings with the Fund that would create incentives for them to promote the Fund. City National Rochdale may directly or indirectly receive a portion of the fees and commissions charged to the Fund or its shareholders. City National Rochdale will also benefit from increased assets under management. These compensation matters may create a financial incentive on the part of City National Rochdale to recommend the Fund over Other Accounts or products, or to effect transactions differently in the Fund as compared to Other Accounts. City National Rochdale has an interest in increasing Fund assets, including in circumstances when that may not be in the Fund’s or its shareholders’ interests.

City National Rochdale, out of its past profits and other available sources, provides cash payments or non-cash compensation to brokers and other financial intermediaries to promote the distribution of the Fund and Other Accounts. These arrangements are sometimes referred to as “revenue sharing” arrangements. The amount of revenue sharing payments may be substantial and may be substantial to any given recipient. The presence of these payments and the basis on which an intermediary compensates its registered representatives or salespersons may create an incentive for a particular intermediary, registered representative or salesperson to highlight, feature or recommend the Fund or Other Accounts, at least in part, based on the level of compensation paid. Revenue sharing payments benefit City National Rochdale to the extent the payments result in more assets being invested in the Fund and Other Accounts on which fees are being charged.

The Adviser has been designated as the Fund’s valuation designee (“Valuation Designee”) with responsibility for fair valuation subject to oversight by the Fund’s Board of Trustees. The Adviser’s service as Valuation Designee is expressly permitted by applicable regulations. The Adviser performs such valuation services in accordance with the joint valuation procedures of the Fund and the Adviser. The Adviser may value an identical asset differently than a City National Rochdale affiliate. This is particularly the case in respect of difficult-to-value assets. The Adviser faces a conflict with respect to valuations generally because of their effect on the Adviser’s fees and other compensation. Valuation decisions by the Adviser may also result in improved performance of the Fund or Other Accounts.

City National Rochdale has existing and may have other future business dealings or relationships with current or proposed Fund sub-advisers or other service providers (or their affiliates) recommended by City National Rochdale. For example, an affiliate of SEI Investments provides accounting services to City National Bank, City National Rochdale’s parent corporation. Such other business dealings or relationships present conflicts of interest that could influence City National Rochdale’s selection, retention or termination of sub-advisers or service providers. For example, City National Rochdale may have an incentive to hire as a service provider an entity with which City National Rochdale has, or would like to have, significant or other business dealings or arrangements, and City National Rochdale may have a disincentive to recommend the termination of such service provider when doing so could be adverse to City National Rochdale’s relationships or other business dealings with such parties.

City National Rochdale derives ancillary benefits from providing investment management and shareholder servicing services to the Fund, and providing such services to the Fund may enhance City National Rochdale’s relationships with various parties, facilitate additional business development, and enable City National Rochdale to obtain additional business and generate additional revenue.

Please see “Conflicts of Interest in Portfolio Management” below for a further discussion portfolio management conflicts.

Administrator

The Fund and SEI Investments Global Funds Services (the “Administrator”) have entered into an administration agreement (the “Administration Agreement”). Under the Administration Agreement, the Administrator provides the Fund with administrative services, fund accounting, regulatory reporting, necessary office space, equipment, personnel, compensation and facilities.

The Administration Agreement provides that the Administrator shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the Administration Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties or from reckless disregard by it of its duties and obligations thereunder. The Administration Agreement shall remain in effect for a period of three years after the effective date of the agreement and shall continue in effect for successive renewal terms of two years each, unless terminated by mutual agreement, by either party on not less than 60 days’ prior written notice to the other party, upon the liquidation of the Fund, upon the liquidation of the Administrator, or upon 45 days’ written notice following an uncured material breach.

The Administrator is entitled to fees calculated based upon the aggregate average daily net assets (“Assets”) of the Fund, subject to a minimum annual fee. The Administrator may waive its fee or reimburse various expenses to the extent necessary to limit the total operating expenses of the Fund’s shares.

For the periods indicated, the Fund paid the following administrative fees.

Fiscal Year Ended January 31, 2025		Fiscal Year Ended January 31, 2024		Fiscal Year Ended January 31, 2023
Fees Paid	Fees Waived	Fees Paid	Fees Waived	Fees Paid	Fees Waived
$180,026	$0	$167,972	$0	$159,380	$0

The Administrator, a Delaware statutory trust, has its principal business offices at One Freedom Valley Drive, Oaks, Pennsylvania 19456. SEI Investments Management Corporation, a wholly-owned subsidiary of SEI Investments, is the owner of all beneficial interest in the Administrator. SEI Investments and its subsidiaries and affiliates, including the Administrator, are leading providers of fund evaluation services, trust accounting systems, and brokerage and information services to financial institutions, institutional investors, and money managers.

Distributor

SEI Investments Distribution Co. (the “Distributor”), a wholly-owned subsidiary of SEI Investments, and the Fund are parties to a distribution agreement (the “Distribution Agreement”) with respect to shares of the Fund. The Distribution Agreement is renewable annually by approval of the Board and of the Independent Trustees. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Independent Trustees who have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Fund upon not more than 60 days’ written notice by either party or upon assignment by the Distributor. The Distributor does not receive any fees under the Distribution Agreement. The Distributor is located at One Freedom Valley Drive, Oaks, Pennsylvania 19456.

Transfer Agent

Pursuant to a transfer agent servicing agreement (the “Transfer Agent Servicing Agreement”), U.S. Bank Global Fund Services, LLC (the “Transfer Agent”), located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, serves as the Fund’s transfer agent. Under the Transfer Agent Servicing Agreement, the Fund will reimburse the Transfer Agent for its cost of providing such services to the Fund. The Transfer Agent Servicing Agreement may be terminated by the Fund or the Transfer Agent (without penalty) at any time upon not less than 60 days’ prior written notice to the other party to the agreement.

Custodian

U.S. Bank National Association (the “Custodian”), located at 1555 N. Rivercenter Drive, Milwaukee, Wisconsin 53212, serves as the Fund’s custodian. The custodian’s responsibilities include safekeeping and controlling the Fund’s cash and securities, handling the receipt and delivery of securities, and collecting interest and dividends on the Fund’s investments.

Independent Registered Public Accounting Firm

Cohen & Company, Ltd. (“Cohen & Co”), an independent registered public accounting firm, serves as independent registered public accounting firm to the Fund. Shareholders are sent audited annual and unaudited semi-annual financial statements. The Fund's independent registered public accounting firm services include auditing the Fund's financial statements and reports on the annual financial statements. Cohen & Company Advisory, LLC, an affiliate of Cohen & Company, Ltd., provides accounting and tax services when engaged to do so by the Fund. The address of Cohen is 1835 Market Street, Suite 310, Philadelphia, Pennsylvania 19103. Certain information for the fiscal years ended January 31, 2022 and 2021, has been audited and reported on by another independent registered public accounting firm.

Code of Ethics

Each of the Fund, the Adviser and the Distributor has adopted codes of ethics which contains policies on personal securities transactions by “access persons.” These policies comply in all material respects with Rule 17j-1 under the 1940 Act. Each code of ethics, among other things, permits access persons to invest in certain securities, subject to various restrictions and requirements. Copies of the codes of ethics are on file with the SEC at http://www.sec.gov, and copies of these codes of ethics may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Proxy Voting

The Fund has delegated responsibility to vote proxies related to portfolio securities to the Adviser, subject to the Board’s general oversight. The Adviser has adopted policies and procedures with respect to voting proxies relating to portfolio securities held by the Fund. These policies and procedures require the Adviser to vote proxies received in a manner consistent with the best interests of the Fund. The Adviser, as fiduciary, owes the duties of care and loyalty with respect to all services undertaken on the Fund’s behalf, including voting proxies for securities held by the Fund.

The Adviser recognizes that in certain circumstances a conflict of interest may arise when voting a proxy. For example, a conflict of interest is deemed to occur when the Adviser or one of their affiliated persons has a financial interest in a matter presented by a proxy to be voted on behalf of the Fund, which may compromise the Adviser’s independence of judgment and action in voting the proxy. When a proxy proposal raises a material conflict of interest between the Adviser’s interests and those of the Fund, the Adviser will seek to resolve the conflict in accordance with its adopted procedures.

Information on how the Fund voted proxies relating to portfolio securities during the 12-month period ended June 30 is available (1) without charge, upon request, by calling (888) 889-0799, (2) on the Fund’s website at www.citynationalrochdalefunds.com, and (3) on the SEC’s website at www.sec.gov.

Certain information regarding the proxy voting policies of the Adviser is included as “Appendix B” to this SAI.

PORTFOLIO MANAGEMENT

Other Accounts Managed by the Portfolio Manager

The table below indicates, for the portfolio manager of the Fund, information about the accounts other than the Fund over which the portfolio manager has day-to-day investment responsibility. All information on the number of accounts and total assets in the table is as of January 31, 2025.

Portfolio Manager	Type of Accounts	Number of Accounts Managed	Total Assets Managed (millions) ($)	Number of Accounts Managed for which Advisory Fee is Performance- Based	Assets Managed for which Advisory Fee is Performance- Based (millions) ($)
Thomas H. Ehrlein	Registered investment companies	3	2,233.34	0	0
	Other pooled investment vehicles	0	0	0	0
	Other accounts	0	0	0	0

Conflicts of Interest in Portfolio Management

Portfolio managers who have day-to-day management responsibilities with respect to the Fund and one or more other accounts may be presented with several potential or actual conflicts of interest.

The management of the Fund and other accounts may result in a portfolio manager devoting unequal time and attention to the management of the Fund and other account(s). In approving the Advisory Agreement, the Board of Trustees was satisfied that the portfolio manager would be able to devote sufficient attention to the management of the Fund, and that the Adviser seeks to manage such competing interests for the time and attention of the portfolio manager.

The appearance of a conflict of interest may also arise where the Adviser has an incentive, such as a performance-based management fee, which relates to the management of one or more, but not to all, accounts with respect to which a portfolio manager has day-to-day management responsibilities. For example, an investment professional may devote more time to developing and analyzing investment strategies and opportunities or allocating securities preferentially to the account for which the Adviser could share in investment gains.

Each of the Fund and the Adviser has adopted certain compliance policies and procedures designed to address the conflicts described above, including policies and procedures designed to ensure that investment opportunities are allocated equitably among different customer accounts and that no one client is favored over another. In addition, management of the Adviser meet periodically to identify and evaluate potential conflicts of interest. However, there is no guarantee that such policies and procedures will detect each and every situation in which a conflict arises.

Compensation of Portfolio Manager

City National Rochdale is a wholly-owned subsidiary of CNB. CNB compensates City National Rochdale employees, including the Fund’s portfolio manager, with base cash salaries, discretionary annual cash bonuses, and discretionary awards of Royal Bank of Canada common stock (subject to colleague eligibility), based on the investment professional’s assigned portfolios’ investment performance, his/her contribution to investment strategy and research, client retention, teamwork, and overall participation in CNB’s investment division’s activities. Investment professionals are also eligible to participate in a corporate profit sharing program, which is a qualified defined contribution retirement plan available to all CNB employees who are entitled to receive paid vacation. An eligible employee may defer a portion of his or her pay into the plan, a portion of which is matched by CNB. In addition, CNB may make discretionary contributions (“employer contributions”) each year equal to a portion of its consolidated net profits, subject to an overall maximum percentage of compensation. Employer contributions vest over a period of five years of service with CNB. In addition, CNB or City National Rochdale employees who devote substantially all of their time to City National Rochdale may be selected on a discretionary basis for participation in the City National Long-Term Performance Incentive Plan, which provides a non-qualified compensation deferral opportunity and an employer discretionary contribution in the form of cash or an award of Royal Bank of Canada common stock, which vests over a period of three years of service with City National Rochdale.

Share Ownership by Portfolio Manager

The following table indicates as of January 31, 2025 the value, within the indicated range, of shares of the Fund beneficially owned by the portfolio manager.

Portfolio Manager	Dollar Range of Equity Securities in the Fund
Thomas H. Ehrlein	None

PORTFOLIO TRANSACTIONS

Portfolio transactions are undertaken principally to: pursue the investment objective of the Fund; invest money obtained from the sale of the Fund’s shares; reinvest proceeds from maturing, or the sale of, portfolio securities; and meet redemptions of the Fund’s shares. Portfolio transactions may increase or decrease the returns of the Fund depending upon management’s ability correctly to time and execute them.

The Adviser, in effecting purchases and sales of portfolio securities for the accounts of the Fund, seeks to obtain best execution under the circumstances then prevailing. Subject to the supervision of the Board, the Adviser generally selects broker-dealers for the Fund primarily on the basis of the quality and reliability of services provided, including but not limited to execution capability and financial responsibility. The Adviser annually performs a formal review of the broker-dealers used by it with respect to the Fund, and performs informal reviews of the broker-dealers on an on-going basis.

While the Fund’s general policy is to seek to obtain the most favorable execution available, in selecting a broker-dealer to execute portfolio transactions, weight may also be given to the ability of a broker-dealer to furnish research, brokerage and statistical services to the Fund or to the Adviser, even if the specific services were not provided just to the Fund and may be lawfully and appropriately used by the Adviser in advising other clients. The Adviser considers such information, which is in addition to, and not in lieu of, the services required to be performed by it under the Advisory Agreement, as appropriate, to be useful in varying degrees, but of indeterminable value. In negotiating any commissions with a broker, the Fund may therefore pay a higher commission or spread than would be the case if no weight were given to the furnishing of these supplemental services, provided that the amount of such commission has been determined in good faith by the Adviser to be reasonable in relation to the value of the brokerage and/or research services provided by such broker-dealer, which services either produce a direct benefit to the Fund or assist the Adviser in carrying out its responsibilities to the Fund or to other discretionary advisory clients of the Adviser. The Adviser complies with Section 28(e) of the Exchange Act in this regard.

Purchases from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers serving as market makers will include the spread between the bid and asked prices.

Investment decisions for the Fund are reached independently from those for other accounts managed by the Adviser. Such other accounts may also make investments in instruments or securities at the same time as the Fund. On occasions when the Adviser determines the purchase or sale of a security to be in the best interest of the Fund as well as of other clients, the Adviser, to the extent permitted by applicable laws and regulations, may aggregate the securities to be so purchased or sold in an attempt to obtain the most favorable price or lower brokerage commissions and the most efficient execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Adviser in the manner it considers to be the most equitable under the circumstances and consistent with its fiduciary obligations to the Fund and to its other participating clients. In some cases, this procedure may affect the size or price of the position obtainable for the Fund.

The Fund does not direct securities transactions to broker-dealers in recognition of the sale of fund shares. However, broker-dealers who execute brokerage transactions for the Fund may effect purchases of shares of the Fund for their customers. The Fund does not use the Distributor to execute its portfolio transactions.

For the fiscal year ended January 31, 2025, the Fund paid $0 in aggregate brokerage commissions for portfolio transactions (including commissions on derivatives transactions).

Regular Brokers or Dealers

“Regular brokers or dealers” (as such term is defined in the 1940 Act) of the Fund are the ten brokers or dealers that, during the most recent fiscal year, (i) received the greatest dollar amounts of brokerage commissions from the Fund’s portfolio transactions, (ii) engaged as principal in the largest dollar amounts of the portfolio transactions of the Fund, or (iii) sold the largest dollar amounts of the Fund’s shares. During the fiscal year ended January 31, 2025, the Fund held no securities issued by its regular brokers or dealers.

Issuer	Debt/Equity D = debt E = equity	Market Value (as of January 31, 2025)
Not Applicable	Not Applicable	Not Applicable

PURCHASE OF SHARES; REPURCHASE OF SHARES

Purchase of Shares

Shares of beneficial interest in the Fund are offered on a continuous basis at NAV per share. The Fund generally accepts orders to purchase shares on a monthly basis. During any continuous offering, shares may be purchased through the Distributor. The Distributor acts as the distributor of the shares of the Fund, subject to various conditions, pursuant to the terms of a distributor’s contract with the Fund. The Distributor is not obligated to sell any specific amount of shares of the Fund. The Fund has authorized one or more intermediaries (e.g., brokers, investment advisers, etc. (collectively, “Intermediaries”)), including affiliates of City National Rochdale, to receive orders on its behalf. Such Intermediaries are authorized to designate other Intermediaries to receive orders on the Fund’s behalf. The Fund will be deemed to have received an order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. The shares are offered at the NAV per share calculated each regular business day.

All initial investments in the Fund by or through the Adviser, its advisory partners and its advisory affiliates are subject to a $1,000,000 minimum per registered investment adviser or intermediary. The Adviser and its advisory partners and affiliates may impose different or additional minimum investment and eligibility requirements from those of the Fund. Please contact your registered investment adviser or financial intermediary for more information. The Adviser may waive these minimum investment requirements. All investments in the Fund are subject to the approval of the Fund.

Any continuous offering may be discontinued at any time. The Fund has the sole right to accept orders to purchase shares and reserves the right to reject any purchase order in whole or in part.

Initial purchases are subject to the minimums stated in the Prospectus, except that the Adviser may waive these minimum investment requirements, in its sole discretion.

As stated in the Prospectus, the Fund generally accepts orders to purchase shares on a monthly basis. However, the Fund’s ability to accept orders to purchase shares may be limited, including during periods when, in the judgment of the Adviser, appropriate investments for the Fund are not available. The Fund reserves the right to suspend subsequent offerings or to accept purchases on a basis more or less frequent than once a month.

Share Repurchase

The Fund’s shares are not listed and the Fund does not currently intend to list its shares for trading on any securities exchange, and the Fund does not expect there to be any secondary market for the Fund’s shares. Neither the Adviser nor the Distributor intends to make a market in the Fund’s shares.

In order to provide some liquidity to shareholders, the Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its shares at NAV on a regular schedule.

It is also possible that a repurchase offer may be oversubscribed, in which case shareholders may only be able to have a portion of their shares repurchased. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional shares up to a maximum amount of 2% of the outstanding shares of the Fund. If the Fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders submit for repurchase an amount of shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the shares submitted for repurchase on a pro rata basis. The Fund does not currently expect to offer to repurchase additional shares in the event a repurchase offer is oversubscribed.

PRICING OF SHARES

The NAV of the Fund’s shares is calculated by dividing the value of its net assets (which may include realized and unrealized capital gains and income) by the total number of shares outstanding. The Fund’s shares are valued as of a particular time (the “Valuation Time”) each day that the New York Stock Exchange (the “NYSE”) opens for business.1 The Valuation Time is ordinarily at the close of regular trading on the NYSE (normally 4:00 p.m. Eastern time). The Fund’s most recent NAV is available on the Fund’s website, www.citynationalrochdalefunds.com.

[1]	As of the date of SAI, the NYSE is open from Monday through Friday, 9:30 a.m. to 4:00 p.m., Eastern Time, and will generally close on, and in observation of the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Generally, the Fund’s investments are valued at market value or, in the absence of a market value, at fair value as determined in good faith by the Adviser pursuant to joint valuation procedures of the Fund and the Adviser. The Board of Trustees has designated the Adviser as the Fund’s Valuation Designee responsible for making good faith determinations of fair value when appropriate, subject to oversight by the Board of Trustees. The Valuation Designee has formed an internal fair value committee (the “Fair Value Committee”) to assist with its designated responsibilities as the Valuation Designee. The Valuation Designee is subject to the general oversight of the Board.

The Fair Value Committee makes fair value determinations, in good faith, utilizing methodologies approved by and under the ultimate oversight of the Board of Trustees. When prices or market quotations are unavailable or are considered by the Adviser to be unreliable, the Fair Value Committee will consider the Valuation Designee’s valuation recommendation and information supporting the recommendation, including factors such as the type of security, last trade price, fundamental analytical data relating to the security, forces affecting the market in which the security is purchased and sold, the price and extent of public trading in similar securities of the issuer or comparable companies, and other relevant factors.

It is possible that the fair value determined for a security may be materially different than the value that could be realized upon the sale of such security. Thus, fair valuation may have an unintended dilutive or accretive effect on the value of shareholders’ investments in the Fund. Investors who purchase or submit repurchase requests for Fund shares may receive fewer or more shares or lower or higher repurchase requests proceeds than they would have received if the securities had not been fair valued or if a different valuation methodology had been used.

Currently, a substantial portion of the Fund’s investments is in ELNs issued by Segregated Accounts which have no readily available market quotations and are valued using a fair value methodology. The Segregated Accounts may hold ILWs, for which market quotations are not readily available, and/or Cat Bonds, for which prices are generally readily available from third-party pricing services. The administrator of the Segregated Accounts provides a price for ELN investments on a periodic basis, including at the time of investment, redemption and maturity. The Fund’s ELN investments are valued using a fair value methodology. The fair value methodology is generally the same valuation methodology utilized by the administrator, though certain inputs may differ. The methodology and related procedures are approved by the Board of Trustees. In pricing an ELN, the fair value methodology includes a variety of inputs, including the price of each underlying ILW and/or Cat Bond held in the Segregated Account as provided by the Segregated Account and the fees and expenses borne by the Fund as a holder of ELNs issued by the Segregated Account. The underlying ILWs are generally priced by the applicable Segregated Accounts based upon a third party model that estimates risk dissipation and premium accrual rates in respect of each of the ILWs. NB Re will, on behalf of the Segregated Accounts, provide the model price of each underlying ILW to the Fund. The Fair Value Committee will normally convene upon the occurrence of an event with the potential to impact an ILW or Cat Bond, such as a hurricane, to consider any fair value adjustments to the ELN with exposure to that ILW or Cat Bond.

To the extent the Fund invests in open-end management companies that are registered under the 1940 Act, the Fund’s NAV will be calculated based upon the NAV of such funds. The prospectuses for such funds explain the circumstances under which they will use fair value pricing and its effects. Short-term debt securities, which have a maturity date of 60 days or less, are valued at amortized cost.

The values of the Fund’s investments in publicly traded foreign equity securities generally will be determined by a pricing service using pricing models designed to estimate likely changes in the values of those securities between the times in which the trading in those securities is substantially completed and the close of the NYSE. Fair values used to determine the Fund’s NAV may differ from quoted or published prices, or from prices that are used by others, for the same investments. The use of fair value pricing may not always result in adjustments to the prices of securities or other assets or liabilities held by the Fund.

A substantial portion of the Fund’s investments is expected to be U.S. dollar denominated investments. Investments initially valued in currencies other than the U.S. dollar are converted to U.S. dollars using exchange rates obtained from pricing services. As a result, the NAV of the Fund’s shares may be affected by changes in the value of currencies in relation to the U.S. dollar. International markets are sometimes open on days when U.S. markets are closed, which means that the value of foreign securities owned by the Fund could change on days when Fund shares cannot be bought or sold. The value of investments traded in markets outside the United States or denominated in currencies other than the U.S. dollar may be affected significantly on a day that the NYSE is closed, and the NAV of the Fund’s shares may change on days when an investor is not able to purchase shares or have their shares repurchased by the Fund. The calculation of the Fund’s NAV may not take place contemporaneously with the determination of the prices of foreign securities used in NAV calculations.

DESCRIPTION OF SHARES

The Fund is authorized to issue an unlimited number of common shares, without par value. All shares have equal rights to the payment of dividends and other distributions and the distribution of assets upon liquidation. Shares, when issued and outstanding, will be fully paid and non-assessable. Shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to common shareholders upon liquidation of the Fund. Common shareholders are entitled to one vote for each share held.

The Fund. The Fund’s operations are governed by the Amended and Restated Declaration of Trust, dated as of February 22, 2017 (the “Declaration”). A copy of the Fund’s Certificate of Trust dated as of December 1, 2016, as amended by the Certificate of Amendment to the Certificate of Trust dated as of February 22, 2017, is on file with the office of the Secretary of State of Delaware.

Delaware law provides a statutory framework for the powers, duties, rights and obligations of the board (referred to in this section as the trustees) and shareholders of the Delaware statutory trust, while the more specific powers, duties, rights and obligations of the trustees and the shareholders are determined by the trustees as set forth in the Declaration. Some of the more significant provisions of the Declaration are described below.

Shareholder voting. The Declaration provides for shareholder voting as required by the 1940 Act or other applicable laws but otherwise permits, consistent with Delaware law, actions by the trustees without seeking the consent of shareholders. The trustees may, without shareholder approval, where approval of shareholders is not otherwise required under the 1940 Act, merge or consolidate the Fund into other entities, reorganize the Fund or any class into another trust or entity or a series or class of another entity, sell the assets of the Fund or any class to another entity, or a series or class of another entity, or terminate the Fund.

The Fund is not required to hold an annual meeting of shareholders, but the Fund will call special meetings of shareholders whenever required by the 1940 Act or by the terms of the Declaration. Each share of the Fund is entitled to one vote.

Election and removal of Trustees. The Declaration provides that the Trustees may establish the number of Trustees and that vacancies on the board may be filled by the remaining Trustees, except when election of Trustees by the shareholders is required under the 1940 Act. Trustees are then elected by a plurality of votes cast by shareholders at a meeting at which a quorum is present. The Declaration also provides that a mandatory retirement age may be set by action of two-thirds of the Trustees and that Trustees may be removed at any time or for any reason by a majority of the board or by a majority of the outstanding shareholders of the Fund.

Amendments to the Declaration. The Trustees are authorized to amend the Declaration without the vote of shareholders, but no amendment may be made that impairs the exemption from personal liability granted in the Declaration to persons who are or have been shareholders, trustees, officers or, employees of the Fund or that limit the rights to indemnification or insurance provided in the Declaration with respect to actions or omissions of persons entitled to indemnification under the Declaration prior to the amendment.

Issuance and redemption of shares. The Fund may issue an unlimited number of shares for such consideration and on such terms as the trustees may determine. Shareholders are not entitled to any appraisal, preemptive, conversion, exchange or similar rights, except as the Trustees may determine. The Fund may involuntarily redeem a shareholder’s shares upon certain conditions as may be determined by the Trustees, including, for example, if the shareholder fails to provide the Fund with identification required by law, or if the Fund is unable to verify the information received from the shareholder. Additionally, as discussed below, shares may be redeemed in connection with the closing of small accounts.

Disclosure of shareholder holdings. The Declaration specifically requires shareholders, upon demand, to disclose to the Fund information with respect to the direct and indirect ownership of shares in order to comply with various laws or regulations, and the Fund may disclose such ownership if required by law or regulation.

Series and classes. The Declaration provides that the Trustees may establish series and classes in addition to those currently established and to determine the rights and preferences, limitations and restrictions, including qualifications for ownership, conversion and exchange features, minimum purchase and account size, expenses and charges, and other features of the series and classes. The Trustees may change any of those features, terminate any series or class, combine one or more classes of a series with another class in that series or convert the shares of one class into another class.

Shareholder, Trustee and officer liability. The Declaration provides that shareholders are not personally liable for the obligations of the Fund and requires a fund to indemnify a shareholder against liability arising solely from the shareholder’s ownership of shares in the Fund. In addition, the Fund will assume the defense of any claim against a shareholder for personal liability at the request of the shareholder. The Declaration further provides that no Trustee, officer or employee of the Fund shall be liable to the Fund or any shareholder for any action, failure to act, error or mistake except in cases of bad faith, willful misfeasance, gross negligence or reckless disregard of duty. The Declaration requires the Fund to indemnify each Trustee, director, officer, employee and authorized agent to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee, or agent and against amounts paid or incurred by him in settlement thereof. The 1940 Act currently provides that no officer or director shall be protected from liability to the Fund or shareholders for willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of office. The Declaration extends to Trustees, officers and employees of the Fund the full protection from liability that the law allows.

The Declaration provides that the appointment, designation or identification of a Trustee as chairperson, a member of a committee, an expert, lead independent Trustee, or any other special appointment, designation or identification shall not impose any heightened standard of care or liability on such trustee.

Derivative actions. The Declaration provides a detailed process for the bringing of derivative actions by shareholders in order to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to the Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by three unrelated shareholders must first be made on the Fund’s Trustees. The Declaration details various information, certifications, undertakings and acknowledgements that must be included in the demand. Following receipt of the demand, the Trustees have a period of 90 days, which may be extended by an additional 60 days, to consider the demand. If a majority of the Trustees who are considered independent for the purposes of considering the demand determine that maintaining the suit would not be in the best interests of the Fund, the Trustees are required to reject the demand and the complaining shareholders may not proceed with the derivative action unless the shareholders are able to sustain the burden of proof to a court that the decision of the Trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Fund. The Declaration further provides that shareholders owning shares representing at least 10% of the voting power of the affected fund must join in bringing the derivative action. If a demand is rejected, the complaining shareholders will be responsible for the costs and expenses (including attorneys’ fees) incurred by the Fund in connection with the consideration of the demand, if in the judgment of the Independent Trustees, the demand was made without reasonable cause or for an improper purpose. If a derivative action is brought in violation of the Declaration, the shareholders bringing the action may be responsible for the Fund’s costs, including attorneys’ fees.

The Declaration further provides that the Fund shall be responsible for payment of attorneys’ fees and legal expenses incurred by a complaining shareholder only if required by law, and any attorneys’ fees that the Fund is obligated to pay shall be calculated using reasonable hourly rates. The Declaration also requires that actions by shareholders against the Fund be brought only in the U.S. District Court for the Southern District of New York, or if such action may not be brought in that court, then in the New York Supreme Court sitting in New York County with assignment to the Commercial Division to the extent such assignment is permitted under the Uniform Civil Rules for the Supreme Court, and that shareholders have no right to jury trial for such actions.

TAX STATUS

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder acquiring, holding or disposing of shares of the Fund. This discussion addresses only U.S. federal income tax consequences to U.S. shareholders who hold their shares as capital assets (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)) and does not address all of the U.S. federal income tax consequences that may be relevant to particular shareholders in light of their individual circumstances. This discussion also does not address the tax consequences to shareholders who are subject to special rules, including, without limitation, banks and financial institutions, insurance companies, real estate investment trusts, other regulated investment companies, dealers in securities or foreign currencies, foreign shareholders, shareholders who hold their shares as or in a hedge, a constructive sale, or a conversion transaction, S corporations, shareholders who are subject to an alternative minimum tax, shareholders subject to the income inclusion timing rules of Code Section 451(b), shareholders whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar, or governments or their agencies or instrumentalities. In addition, the discussion does not address any state, local, or non-U.S. or non-income tax consequences, and it does not address the effect of any treaty. The discussion reflects applicable tax laws of the United States as of the date of this SAI, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service (the “IRS”) retroactively or prospectively. No attempt is made to present a detailed explanation of all U.S. federal income tax concerns affecting the Fund and its shareholders. Investors are urged to consult their own tax advisers to determine the specific tax consequences to them of acquiring, holding and disposing of shares in the Fund, including the applicable federal, state, local and foreign tax consequences to them and the effect of possible changes in tax laws.

The Fund has elected to be treated, and intends to continue to qualify each year, as a “regulated investment company” or “RIC” under Subchapter M of the Code, so that it will not be subject to U.S. federal income tax on income and capital gains distributed as dividends for U.S. federal income tax purposes to shareholders. In order to qualify as a RIC, the Fund must, among other things, (i) derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and net income derived from an interest in a qualified publicly traded partnership (as defined in Section 851(h) of the Code) (the “90% income test”) and (ii) diversify its holdings so that, at the end of each quarter of each taxable year (subject to certain exceptions and special rules): (a) at least 50% of the value of the Fund’s total assets is represented by (1) cash and cash items, U.S. Government securities, securities of other regulated investment companies, and (2) other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and to not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested in (1) the securities (other than U.S. Government securities and securities of other regulated investment companies) of any one issuer, (2) the securities (other than securities of other regulated investment companies) of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (3) the securities of one or more qualified publicly traded partnerships (collectively, the “asset diversification tests”).

For purposes of the 90% income test, the character of gross income earned by any entities in which the Fund may invest that are not treated as corporations for U.S. federal income tax purposes (e.g., partnerships other than certain publicly traded partnerships or trusts that have not elected to be classified as corporations under the “check-the-box” regulations) will generally pass through to the Fund. Consequently, in order to qualify as a regulated investment company, the Fund may be required to limit its equity investments in such entities that earn fee income, rental income, insurance income or other non-qualifying gross income.

If the Fund qualifies as a regulated investment company and properly distributes to its shareholders each taxable year dividends for U.S. federal income tax purposes in an amount equal to or exceeding the sum of (i) 90% of its “investment company taxable income” as that term is defined in the Code (which includes, among other things, dividends, taxable interest, and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) without regard to the deduction for dividends paid and (ii) 90% of the excess of its gross tax-exempt interest income, if any, over certain disallowed deductions, the Fund generally will not be subject to U.S. federal income tax on any income of the Fund, including “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), distributed as dividends for U.S. federal income tax purposes to shareholders. However, if the Fund meets such distribution requirements, but chooses to retain some portion of its taxable income or gains, it generally will be subject to U.S. federal income tax at the applicable corporate rate on the amount retained. The Fund may designate certain amounts retained as undistributed net capital gain in a notice to its shareholders, who (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their proportionate shares of the undistributed amount so designated, (ii) will be entitled to credit their proportionate shares of the income tax paid by the Fund on that undistributed amount against their federal income tax liabilities and to claim refunds to the extent such credits exceed their liabilities and (iii) will be entitled to increase their tax basis, for federal income tax purposes, in their shares by an amount equal to the excess of the amount of undistributed net capital gain included in their respective income over their respective income tax credits. The Fund intends to distribute at least annually all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), net tax-exempt interest income, and net capital gain.

The Fund normally invests a significant portion of its assets in Structured Investments in the form of ELNs issued by Segregated Accounts. The federal income tax treatment of these Structured Investments and Segregated Accounts, both generally and with respect to the requirements applicable to regulated investment companies, is not entirely clear. Under proposed Treasury Regulations, it is expected that each of the Segregated Accounts will be treated as a separate entity for U.S. federal income tax purposes. If a Segregated Account were to instead be treated as a division of a larger entity consisting of multiple Segregated Accounts, then the Fund could fail to meet the asset diversification tests applicable to regulated investment companies. Additionally, it is expected that the ELNs will be treated as non-voting equity interests in the Segregated Accounts for U.S. federal income tax purposes. If the ELNs were to instead be treated as voting equity investments, the Fund could fail to meet the asset diversification tests applicable to regulated investment companies.

The tax treatment of certain insurance- and reinsurance-related instruments is not entirely clear. Certain of the Fund’s investments (including, potentially, certain insurance- and reinsurance-related instruments and Structured Investments) may generate gross income that is not qualifying gross income for purposes of the 90% income test. The Fund might generate more non-qualifying gross income than anticipated, might not be able to generate qualifying gross income in a particular taxable year at levels sufficient to meet the 90% income test, or might not be able to determine the percentage of qualifying gross income it has derived for a taxable year until after year-end. The Fund may determine not to make an investment that it otherwise would have made, or may dispose of an investment it otherwise would have retained (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances), in an effort to meet the 90% income test.

If, for any taxable year, the Fund does not qualify as a regulated investment company or does not satisfy the 90% distribution requirement, it generally will be treated as a U.S. corporation subject to U.S. federal income tax, thereby subjecting any income earned by the Fund to tax at the corporate level and to a further tax at the shareholder level when such income is distributed. Under certain circumstances, the Fund may be able to cure a failure to qualify as a regulated investment company, but in order to do so, the Fund may incur significant Fund-level taxes and may be forced to dispose of certain assets.

Under the Code, the Fund will be subject to a nondeductible 4% U.S. federal excise tax on a portion of its undistributed ordinary income and capital gain net income if it fails to meet certain distribution requirements with respect to each calendar year and generally for the twelve-month period ending October 31, respectively. The Fund intends to make distributions in a timely manner and accordingly does not expect to be subject to the excise tax.

The Fund expects to declare and pay dividends of net investment income and net realized capital gains annually. Dividends from income and/or capital gains may also be paid at such other times as may be necessary for the Fund to avoid U.S. federal income or excise tax.

Unless a shareholder specifies otherwise, all distributions from the Fund to that shareholder will be automatically reinvested in additional shares of the Fund. For U.S. federal income tax purposes, all dividends generally are taxable whether a shareholder takes them in cash or they are reinvested in additional shares of the Fund.

In general, assuming that the Fund has sufficient earnings and profits, dividends from net investment income and net short-term capital gains are taxable either as ordinary income or, if certain conditions are met, as “qualified dividend income,” taxable to individual and certain other noncorporate shareholders at reduced U.S. federal income tax rates.

In general, dividends may be reported by the Fund as qualified dividend income if they are attributable to qualified dividend income received by the Fund. Qualified dividend income, with respect to dividends received by a Fund shareholder, generally means dividend income received from the Fund’s investments, if any, in common and preferred stock of U.S. companies and stock of certain qualified foreign corporations, provided that certain holding period and other requirements are met by both the Fund and the Fund shareholder in question. The Fund is permitted to acquire stock of corporations and instruments treated as stock of corporations for U.S. federal income tax purposes, and it is therefore possible that a portion of the Fund’s distributions may be eligible for treatment as qualified dividend income.

A foreign corporation is treated as a qualified foreign corporation for this purpose if it is incorporated in a possession of the United States or it is eligible for the benefits of certain income tax treaties with the United States and meets certain additional requirements. Certain foreign corporations that are not otherwise qualified foreign corporations will be treated as qualified foreign corporations with respect to dividends paid by them if the stock with respect to which the dividends are paid is readily tradable on an established securities market in the United States. Passive foreign investment companies (“PFICs”), including certain PFICs issuing insurance- and reinsurance-related instruments, are not qualified foreign corporations for this purpose. The Segregated Accounts are not expected to be treated as qualified foreign corporations for this purpose, and Fund distributions of dividends and other distributions received on Structured Investments issued by the Segregated Accounts are not expected to be eligible for qualified dividend income treatment.

A dividend that is attributable to qualified dividend income of the Fund that is paid by the Fund to a shareholder will not be taxable as qualified dividend income to such shareholder (1) if the dividend is received with respect to any share of the Fund held for fewer than 61 days during the 121-day period beginning on the date which is 60 days before the date on which such share became ex-dividend with respect to such dividend (or, in the case of certain preferred stock, 91 days during the 181-day period beginning 90 days before such date), (2) to the extent that the shareholder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, or (3) if the shareholder elects to have the dividend treated as investment income for purposes of the limitation on deductibility of investment interest. The “ex-dividend” date is the date on which the owner of the share at the commencement of such date is entitled to receive the next issued dividend payment for such share even if the share is sold by the owner on that date or thereafter.

Distributions by the Fund in excess of the Fund’s current and accumulated earnings and profits will be treated as a return of capital to the extent of (and in reduction of) the shareholder’s tax basis in its shares and any such amount in excess of that basis will be treated as gain from the sale of shares, as discussed below.

Certain dividends received by the Fund from U.S. corporations (generally, dividends received by the Fund in respect of any share of stock (1) with a tax holding period of at least 46 days during the 91-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend as to that dividend and (2) that is held in an unleveraged position) and distributed and appropriately so reported by the Fund may be eligible for the 50% dividends-received deduction generally available to certain corporations under the Code. Certain preferred stock must have a holding period of at least 91 days during the 181-day period beginning on the date that is 90 days before the date on which the stock becomes ex-dividend as to that dividend in order to be eligible for this corporate dividends-received deduction. Capital gain dividends distributed to the Fund from other regulated investment companies are not eligible for the dividends-received deduction. The Fund is permitted to acquire stock of U.S. domestic corporations, and it is therefore possible that a portion of the Fund’s distributions may qualify for this deduction. In order to qualify for the deduction, corporate shareholders must meet the minimum holding period requirement stated above with respect to their Fund shares, taking into account any holding period reductions from certain hedging or other transactions or positions that diminish their risk of loss with respect to their Fund shares, and, if they borrow to acquire or otherwise incur debt attributable to Fund shares, they may be denied a portion of the dividends-received deduction with respect to those shares. Any corporate shareholder should consult its tax adviser regarding the possibility that its tax basis in its shares may be reduced, for U.S. federal income tax purposes, by reason of “extraordinary dividends” received with respect to the shares and, to the extent such basis would be reduced below zero, current recognition of income may be required.

Distributions from net capital gains, if any, that are reported to a Fund shareholder as capital gain dividends by the Fund are taxable as long-term capital gains for U.S. federal income tax purposes without regard to the length of time the shareholder has held shares of the Fund. Capital gain dividends distributed by the Fund to individual and certain other noncorporate shareholders will be taxable as long-term capital gains, which are generally taxable to noncorporate taxpayers at reduced U.S. federal income tax rates. A shareholder should also be aware that the benefits of the favorable tax rates applicable to long-term capital gains and qualified dividend income may be affected by the application of the alternative minimum tax applicable to individuals.

The U.S. federal income tax status of all distributions will be reported to shareholders annually.

A 3.8% Medicare contribution tax generally applies to all or a portion of the net investment income of a shareholder who is an individual and not a nonresident alien for federal income tax purposes and who has adjusted gross income (subject to certain adjustments) that exceeds a threshold amount ($250,000 if married filing jointly or if considered a “surviving spouse” for federal income tax purposes, $125,000 if married filing separately, and $200,000 in other cases). This 3.8% tax also applies to all or a portion of the undistributed net investment income of certain shareholders that are estates and trusts. For these purposes, interest, dividends and certain capital gains (among other categories of income) are generally taken into account in computing a shareholder’s net investment income.

Although dividends generally will be treated as distributed when paid, any dividend declared by the Fund in October, November or December and payable to shareholders of record in such a month that is paid during January of the following calendar year will be treated for U.S. federal income tax purposes as received by shareholders on December 31 of the calendar year in which it was declared. In addition, certain distributions made after the close of a taxable year of the Fund may be “spilled back” and treated for certain purposes as paid by the Fund during such taxable year. In such case, however, shareholders generally will be treated as having received such dividends in the taxable year in which the distributions were actually made. For purposes of calculating the amount of a regulated investment company’s undistributed income and gain subject to the 4% excise tax described above, such “spilled back” dividends are treated as paid by the regulated investment company when they are actually paid.

For U.S. federal income tax purposes, the Fund is permitted to carry forward indefinitely a net capital loss incurred in any taxable year to offset its capital gains, if any, in taxable years following the taxable year of the loss. To the extent subsequent capital gains are offset by such losses, they will not cause the Fund to incur a U.S. federal income tax liability, and may not be distributed as capital gain dividends to shareholders. Generally, the Fund may not carry forward any losses other than net capital losses. Under certain circumstances, the Fund may elect to treat certain losses as though they were incurred on the first day of the taxable year immediately following the taxable year in which they were actually incurred.

At the time of a purchase of Fund shares, a portion of the purchase price paid by a Fund shareholder may be attributable to unrealized appreciation in the Fund’s portfolio, or to undistributed investment income or capital gains of the Fund. Consequently, subsequent distributions by the Fund with respect to these shares from such appreciation, investment income or gains may be taxable to such investor even if the NAV of the investor’s shares is, as a result of the distributions, reduced below the investor’s cost for such shares and the distributions economically represent a return of a portion of the investment.

A repurchase by the Fund of its shares from a shareholder generally is expected to be treated as a sale of the shares by the shareholder. If, however, the shareholder continues to own shares of the Fund after the repurchase (including shares owned by attribution), and if the repurchase does not otherwise qualify under the Code for treatment as a sale of shares, some or all of the amounts received by a shareholder in a repurchase may be recharacterized either as an ordinary income dividend or as a capital gain dividend. There is also a risk that shareholders who do not participate in the repurchase may be deemed to have received such a distribution as a result of their proportionate increase in the ownership of the Fund. The Fund will use its judgment in reporting repurchases as sales or deemed distributions of ordinary income dividends or capital gain dividends for U.S. federal income tax purposes, but the IRS may disagree with the Fund’s reporting. Shareholders should consult their own tax advisers with reference to their individual circumstances to determine whether any particular transaction in Fund shares (including a repurchase) is properly treated as a sale for tax purposes, as the following discussion assumes, and to ascertain the tax treatment of any gains or losses recognized in such transactions.

In general, if Fund shares are sold, the selling shareholder will recognize gain or loss equal to the difference between the amount realized on the sale and the shareholder’s adjusted basis in the shares. Such gain or loss generally will be treated as long-term capital gain or loss if the shares were held for more than one year and otherwise generally will be treated as short-term capital gain or loss. Any loss recognized by a shareholder upon the sale or other disposition of shares with a tax holding period of six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions to the shareholder of long-term capital gain with respect to such shares (including any amounts credited to the shareholder as undistributed capital gains).

The Fund may report to the IRS the amount of proceeds that a shareholder receives from a repurchase of Fund shares. The Fund may also report the shareholder’s basis in those shares and whether any gain or loss that the shareholder realizes on the repurchase is short-term or long-term gain or loss. If a shareholder has a different basis for different shares of the Fund in the same account (e.g., if a shareholder purchased Fund shares in the same account at different times for different prices, including as the result of reinvestment of dividends), the Fund will calculate the basis of the shares using its default method unless the shareholder has properly elected to use a different method. The Fund’s default method for calculating basis will be the average basis method, under which the basis per share is reported as the average of the bases of all of the shareholder’s Fund shares in the account. A shareholder may elect, on an account-by-account basis, to use a method other than average basis by following procedures established by the Fund. If such an election is made on or prior to the date of the first repurchase of shares in the account and on or prior to the date that is one year after the shareholder receives notice of the Fund’s default method, the new election will generally apply as if the average basis method had never been in effect for such account. If such an election is not made on or prior to such dates, the shares in the account at the time of the election will generally retain their averaged bases. Shareholders should consult their tax advisers concerning the tax consequences of applying the average basis method or electing another method of basis calculation.

Losses on repurchases of shares may be disallowed under “wash sale” rules in the event of other investments in the Fund (including those made pursuant to reinvestment of distributions) within a period of 61 days beginning 30 days before and ending 30 days after a repurchase or other disposition of shares. In such a case, the disallowed portion of any loss generally would be included in the U.S. federal tax basis of the shares acquired in the other investments.

Under Treasury regulations, if a shareholder recognizes a loss with respect to Fund shares of $2 million or more for an individual shareholder, or $10 million or more for a corporate shareholder, in any single taxable year (or certain greater amounts over a combination of years), the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Shareholders who own portfolio securities directly are in many cases excepted from this reporting requirement but, under current guidance, shareholders of regulated investment companies are not excepted. A shareholder who fails to make the required disclosure to the IRS may be subject to adverse tax consequences, including substantial penalties. The fact that a loss is reportable under these regulations does not affect the legal determination of whether or not the taxpayer’s treatment of the loss is proper. Shareholders should consult with their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Shareholders that are exempt from U.S. federal income tax, such as retirement plans that are qualified under Section 401 of the Code, generally are not subject to U.S. federal income tax on Fund dividends or distributions, or on repurchases of Fund shares unless the Fund shares are “debt-financed property” within the meaning of the Code. However, in the case of Fund shares held through a non-qualified deferred compensation plan, Fund dividends and distributions received by the plan and gains from repurchases of Fund shares by the plan generally are taxable to the employer sponsoring such plan in accordance with the U.S. federal income tax laws that are generally applicable to shareholders receiving such dividends or distributions from regulated investment companies such as the Fund.

A plan participant whose retirement plan invests in the Fund, whether such plan is qualified or not, generally is not subject to tax on Fund dividends or distributions received by the plan or on gains from repurchases of Fund shares by the plan for U.S. federal income tax purposes. However, distributions to plan participants from a retirement plan account generally are taxable as ordinary income, and different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

Certain tax-exempt educational institutions will be subject to a 1.4% tax on net investment income. For these purposes, certain dividends and capital gain distributions, and certain gains from the disposition of Fund shares (among other categories of income), are generally taken into account in computing a shareholder’s net investment income.

Foreign exchange gains and losses realized by the Fund in connection with certain transactions involving foreign currency-denominated debt securities, certain options, futures contracts, forward contracts and similar financial instruments relating to foreign currency, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Section 988 of the Code, which generally causes such gains and losses to be treated as ordinary income and losses and may affect the amount, timing and character of distributions to shareholders. Under Treasury regulations that may be promulgated in the future, any gains from such transactions that are not directly related to the Fund’s principal business of investing in stock or securities (or its options contracts or futures contracts with respect to stock or securities) may have to be limited in order to enable the Fund to satisfy the 90% income test.

Investments in the Segregated Accounts and certain other investments directly or indirectly held by the Fund (including certain ILWs, Cat Bonds and Structured Investments) may be treated as equity interests in PFICs for U.S. federal income tax purposes. In general, a PFIC is a foreign corporation (i) that earns at least 75% of its annual gross income from passive sources (such as interest, dividends, certain rents and royalties, or capital gains) or (ii) where at least 50% of its assets (computed based on average fair market value) either produce or are held for the production of passive income. If the Fund directly or indirectly holds any equity interest (under Treasury regulations that may be promulgated in the future, generally including not only stock but also an option to acquire stock such as is inherent in a convertible bond) in a PFIC, the Fund could be subject to U.S. federal income tax and additional interest charges on “excess distributions” received (directly or indirectly) from the PFIC or on any gain recognized by the Fund (directly or indirectly) from the sale or other disposition of stock in the PFIC, even if all income or gain actually earned by the Fund is timely distributed to its shareholders. The Fund would not be able to pass through to its shareholders any credit or deduction for such a tax. Gains recognized by the Fund from the sale or other disposition of stock of PFICs may also be treated as ordinary income.

A “qualified electing fund” election or a “mark to market” election may be available that would ameliorate these adverse tax consequences, but such elections could require the Fund to recognize taxable income or gain (which would be subject to the distribution requirements applicable to regulated investment companies, as described above) without the concurrent receipt of cash. In order to satisfy the distribution requirements with respect to such income or gain and avoid a tax on the Fund, the Fund may be required to liquidate portfolio securities that it might otherwise have continued to hold (potentially resulting in taxable gain or loss to the Fund and potentially under disadvantageous circumstances), or the Fund may be required to borrow cash. In order for the Fund to make a qualified electing fund election with respect to a PFIC, the PFIC would have to agree to provide certain tax information to the Fund on an annual basis, which it might not agree to do. If the Fund makes a valid qualified electing fund election with respect to a PFIC, the Fund will include in its income each year its pro rata share of the PFIC’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), whether or not any amounts are distributed from the PFIC to the Fund. If the qualified electing fund election is made, actual cash distributions by the PFIC paid out of earnings and profits already included in taxable income will not be taken into account in determining the taxable income of the Fund. Any gain or loss recognized by the Fund from the sale or other disposition of stock of a PFIC for which the Fund has made a qualified electing fund election will generally be treated as a capital gain or loss. If the Fund makes a mark-to-market election with respect to a PFIC, the Fund generally will include as ordinary income each taxable year the excess, if any, of the fair market value of its stock in the PFIC at the end of the year over its adjusted tax basis in that stock, and the Fund generally will be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in that stock over the fair market value of that stock at the end of the year (but only to the extent of the net amount of income previously included by the Fund as a result of the mark-to-market election). If the Fund makes a mark-to-market election with respect to a PFIC, then any gain recognized by the Fund from the sale or other disposition of the stock of a PFIC will generally be treated as ordinary income, and any loss so recognized will be treated as an ordinary loss to the extent of the net amount of income previously included by the Fund as a result of the mark-to-market election. The Fund may limit and/or manage its holdings in PFICs to limit its tax liability or maximize its after-tax return from these investments.

The Segregated Accounts and certain other issuers of insurance- and reinsurance-related securities may be treated as “controlled foreign corporations” (“CFCs”) for U.S. federal income tax purposes. If a sufficient portion of the vote or, under legislation enacted in late 2017, value of interests in a foreign issuer that is treated as a corporation for U.S. federal income tax purposes is directly or indirectly held (or treated as held) by the Fund, independently or together with certain other U.S. persons, that issuer may be treated as a CFC with respect to the Fund, in which case the Fund will be required to take into account each year, as ordinary income, its share of certain portions of that issuer’s income, whether or not such amounts are distributed. Prior to the 2017 change in tax law, it was expected, but not guaranteed, that the Segregated Accounts of NB Re would not be treated as CFCs for U.S. federal income tax purposes. If the Segregated Accounts or other issuers of insurance- and reinsurance-related securities are treated as CFCs for U.S. federal income tax purposes, the Fund may have to dispose of its portfolio securities (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances) to generate cash, or may have to borrow the cash, to meet its distribution requirements and avoid Fund-level taxes. In addition, some Fund gains recognized from the sale or other disposition of interests in such an issuer may be treated as ordinary income. The Fund may limit and/or manage its holdings in issuers that could be treated as CFCs in order to limit its tax liability or maximize its after-tax return from these investments.

Under Section 163(j) of the Code, a taxpayer’s business interest expense is generally deductible to the extent of its business interest income plus certain other amounts. If the Fund earns business interest income, it may report a portion of its dividends as “Section 163(j) interest dividends,” which its shareholders may be able to treat as business interest income for purposes of Section 163(j) of the Code. The Fund’s “Section 163(j) interest dividend” for a tax year will be limited to the excess of its business interest income over the sum of its business interest expense and other deductions properly allocable to its business interest income. In general, the Fund’s shareholders may treat a distribution reported as a Section 163(j) interest dividend as interest income only to the extent the distribution exceeds the sum of the portions of the distribution reported as other types of tax-favored income (which would generally include exempt-interest income). To be eligible to treat a Section 163(j) interest dividend as interest income, a shareholder may need to meet certain holding period requirements in respect of the shares and must not have hedged its position in the shares in certain ways.

If the Fund invests in certain payment-in-kind securities, zero coupon securities, deferred interest securities or, in general, any other securities with original issue discount (or with market discount if the Fund elects to include market discount in income currently), the Fund generally must accrue income on such investments for each taxable year, which generally will be recognized by the Fund as a component of its investment company taxable income prior to the receipt of the corresponding cash payments. However, the Fund must distribute to its shareholders, at least annually, all or substantially all of its investment company taxable income (determined without regard to the deduction for dividends paid), including such accrued income, in order to qualify to be treated as a regulated investment company under the Code and avoid U.S. federal income and excise taxes. Therefore, the Fund may have to dispose of its portfolio securities, potentially under disadvantageous circumstances, to generate cash, or may have to borrow the cash, to satisfy distribution requirements. Such a disposition of securities may potentially result in additional taxable gain or loss to the Fund.

The Fund may invest to a significant extent in, or hold, debt instruments that are below investment grade or that are unrated, including debt instruments of issuers not currently paying interest or that are in default. Investments in debt instruments that are at risk of or are in default present special tax issues for the Fund. Federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on debt instruments in default should be allocated between principal and interest and whether certain exchanges of debt instruments in a workout context are taxable events for U.S. federal income tax purposes. These and other issues will be addressed by the Fund, in the event it invests in or holds such debt instruments, in order to seek to mitigate the risk that it fails to distribute sufficient income to preserve its qualification for treatment as a regulated investment company and minimize U.S. federal income or excise tax.

Options written or purchased and futures contracts entered into by the Fund on certain securities, indices and foreign currencies, as well as certain forward foreign currency contracts and similar financial instruments, may cause the Fund to recognize gains or losses from marking-to-market even though such options may not have lapsed or been closed out or exercised, or such futures or forward contracts or similar financial instruments may not have been performed or closed out. The tax rules applicable to these contracts, options and similar financial instruments may affect the characterization of some capital gains and losses realized by the Fund as long-term or short-term. Certain options, futures and forward contracts and similar financial instruments relating to foreign currency may be subject to Section 988 of the Code, as described above, and accordingly may produce ordinary income or loss. Additionally, the Fund may be required to recognize gain if an option, futures contract, forward contract, short sale or similar transaction that is not subject to the mark-to-market rules is treated as a “constructive sale” of an “appreciated financial position” held by the Fund under Section 1259 of the Code. Any net mark-to-market gains and/or gains from constructive sales may also have to be distributed to satisfy the distribution requirements referred to above even though the Fund may receive no corresponding cash amounts, possibly requiring the disposition of portfolio securities or borrowing to obtain the necessary cash. Such a disposition of securities may potentially result in additional taxable gain or loss to the Fund. Losses on certain options, futures or forward contracts and similar financial instruments, and/or offsetting positions (portfolio securities or other positions with respect to which the Fund’s risk of loss is substantially diminished by one or more options, futures or forward contracts) may also be deferred under the tax straddle rules of the Code, which may also affect the characterization of capital gains or losses from straddle positions and certain successor positions as long-term or short-term. Certain tax elections may be available that would enable the Fund to ameliorate some adverse effects of the tax rules described in this paragraph. The tax rules applicable to options, futures, forward contracts and straddles may affect the amount, timing and character of the Fund’s income and gains or losses and hence of its distributions to shareholders.

The Fund will not be considered a “publicly offered” regulated investment company if it does not have at least 500 shareholders at all times during a taxable year and its shares are not treated as continuously offered pursuant to a public offering. If for any taxable year the Fund were not a “publicly offered” regulated investment company within the meaning of Section 67(c)(2)(B) of the Code, certain of the Fund’s direct and indirect expenses would be subject to special rules relating to expenses. Very generally, pursuant to Treasury Regulations, expenses of a regulated investment company that is not “publicly offered,” except those specific to its status as a regulated investment company or separate entity (e.g., registration fees or transfer agency fees), are treated as additional dividends to certain fund shareholders (generally including other regulated investment companies that are not “publicly offered,” individuals and entities that compute their taxable income in the same manner as individuals) and, for years beginning after December 31, 2017 and before January 1, 2026, are not deductible by those shareholders that are individuals (or entities that compute their taxable income in the same manner as individuals).

The Fund may be subject to withholding and other taxes imposed by foreign countries, including taxes imposed on interest, dividends and capital gains with respect to its investments in those countries. Any such taxes would, if imposed, reduce the yield on or return from those investments. Tax conventions between certain countries and the United States may reduce or eliminate such taxes in some cases. If more than 50% of the Fund’s total assets at the close of any taxable year consist of stock or securities of foreign corporations, the Fund may elect to pass through to its shareholders their pro rata shares of qualified foreign taxes paid by the Fund for that taxable year. If the Fund so elects, shareholders would be required to include such taxes in their gross incomes (in addition to the dividends and distributions they actually receive), would treat such taxes as foreign taxes paid by them, and as described below may be entitled to a tax deduction for such taxes or a tax credit, subject to a holding period requirement and other limitations under the Code.

Qualified foreign taxes generally include taxes that would be treated as income taxes under U.S. tax regulations but do not include certain taxes, such as stamp taxes, securities transaction taxes, and similar taxes. If the Fund qualifies to make, and makes, the election described above, shareholders may deduct their pro rata portion of qualified foreign taxes paid by the Fund for that taxable year in computing their income subject to U.S. federal income taxation or, alternatively, claim them as credits, subject to applicable limitations under the Code, against their U.S. federal income taxes. Shareholders who do not itemize deductions for U.S. federal income tax purposes will not, however, be able to deduct their pro rata portion of qualified foreign taxes paid by the Fund, although such shareholders will be required to include their shares of such taxes in gross income if the Fund makes the election described above. No deduction for such taxes will be permitted to individuals in computing their alternative minimum tax liability.

If the Fund makes this election and a shareholder chooses to take a credit for the foreign taxes deemed paid by such shareholder, the amount of the credit that may be claimed in any taxable year may not exceed the same proportion of the U.S. tax against which such credit is taken that the shareholder’s taxable income from foreign sources (but not in excess of the shareholder’s entire taxable income) bears to his entire taxable income. For this purpose, long-term and short-term capital gains the Fund realizes and distributes to shareholders will generally not be treated as income from foreign sources in their hands, nor will distributions of certain foreign currency gains subject to Section 988 of the Code or of any other income recognized by the Fund that is deemed, under the Code, to be U.S.-source income in the hands of the Fund. This foreign tax credit limitation may also be applied separately to certain specific categories of foreign-source income and the related foreign taxes. As a result of these rules, which may have different effects depending upon each shareholder’s particular tax situation, certain shareholders may not be able to claim a credit for the full amount of their proportionate share of the foreign taxes paid by the Fund. Shareholders who are not liable for U.S. federal income taxes, including tax-exempt shareholders, will ordinarily not benefit from this election. If the Fund does make the election, it will provide required tax information to shareholders. The Fund generally may deduct any foreign taxes that are not passed through to its shareholders in computing its income available for distribution to shareholders to satisfy applicable tax distribution requirements. Under certain circumstances, if the Fund receives a refund of foreign taxes paid in respect of a prior year, the value of Fund shares could be affected, or any foreign tax credits or deductions passed through to shareholders in respect of the Fund’s foreign taxes for the current year could be reduced.

The Fund is required to withhold (as “backup withholding”) a portion of reportable payments, including dividends, capital gain distributions and the proceeds of repurchases of Fund shares, paid to shareholders who have not complied with certain Treasury regulations. The backup withholding rate is currently 24%. In order to avoid this withholding requirement, shareholders, other than certain exempt entities, must generally certify that the Social Security Number or other Taxpayer Identification Number they provide is their correct number and that they are not currently subject to backup withholding, or that they are exempt from backup withholding. The Fund may nevertheless be required to backup withhold if it receives notice from the IRS or a broker that the number provided is incorrect or backup withholding is applicable as a result of previous underreporting of interest or dividend income.

Backup withholding is not an additional tax. Any amounts withheld may be credited against the applicable shareholder’s federal income tax liability, provided the appropriate information is timely furnished to the IRS.

Persons holding Fund shares who are not U.S. persons may be subject to different U.S. federal income tax treatment, including a non-resident alien U.S. withholding tax at the rate of 30% or any lower applicable treaty rate on amounts treated as ordinary dividends from the Fund (other than certain dividends reported by the Fund as (i) interest-related dividends, to the extent such dividends are derived from the Fund’s “qualified net interest income,” or (ii) short-term capital gain dividends, to the extent such dividends are derived from the Fund’s “qualified short-term gain”) or, in certain circumstances, unless an effective IRS Form W-8BEN or other applicable and authorized U.S. nonresident withholding certificate is on file, to backup withholding on certain other payments from the Fund. “Qualified net interest income” is generally the Fund’s net income derived from U.S.-source interest and original issue discount, subject to certain exceptions and limitations. “Qualified short-term gain” generally means the excess of the net short-term capital gain of the Fund for the taxable year over its net long-term capital loss, if any. Backup withholding will not be applied to payments that have been subject to the 30% (or lower applicable treaty rate) withholding tax described in this paragraph.

Unless certain non-U.S. entities that hold Fund shares comply with IRS requirements that will generally require them to report information regarding U.S. persons investing in, or holding accounts with, such entities, a 30% withholding tax may apply to Fund distributions payable to such entities. A non-U.S. shareholder may be exempt from the withholding described in this paragraph under an applicable intergovernmental agreement between the United States and a foreign government, provided that the shareholder and the applicable foreign government comply with the terms of such agreement.

Income earned by a non-U.S. shareholder from the Fund that is effectively connected with a trade or business conducted by the non-U.S. shareholder in the United States (“effectively connected income”) generally will be subject to federal income tax at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in Fund shares and, in the case of a non-U.S. corporation, may also be subject to a branch profits tax. If a non-U.S. shareholder is eligible to claim the benefits of a tax treaty with the United States, any such effectively connected income generally will be subject to federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the non-U.S. shareholder in the United States.

Shareholders should consult their own tax advisers on these matters and on state, local, foreign and other applicable tax laws.

If, as anticipated, the Fund qualifies as a regulated investment company under the Code, it is expected that the Fund will not be subject to pay any Delaware corporation income tax; however, the Fund may be subject to certain other state, local or foreign income, franchise or other taxes.

A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent the Fund’s distributions are derived from interest on (or, in the case of intangible property taxes, to the extent the value of its assets is attributable to) certain U.S. Government obligations, provided, in some states, that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. The Fund will not seek to satisfy any threshold or reporting requirements that may apply in particular taxing jurisdictions, although the Fund may in its sole discretion provide relevant information to shareholders.

FINANCIAL STATEMENTS

The Fund’s audited financial statements and financial highlights and notes thereto for the fiscal year ended January 31, 2025 appearing in the Fund’s annual report, as filed with the SEC on April 8, 2025 (Accession No. 0001398344-25-006818), are incorporated by reference into this SAI. Those financial statements and financial highlights have been audited by Cohen & Co, an independent registered public accounting firm, as indicated in their report thereon, and are incorporated herein by reference.

The Fund’s annual report is available without charge upon request by writing to the Fund at City National Rochdale Select Strategies Fund, 400 Park Avenue, New York, New York 10022, by calling 1-888-889-0799, or by visiting the Fund’s website at www.citynationalrochdalefunds.com.

ADDITIONAL INFORMATION

A Registration Statement on Form N-2, including amendments thereto, relating to the shares offered hereby, has been filed by the Fund with the SEC, Washington, D.C. The Prospectus and this SAI do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the shares offered hereby, reference is made to the Registration Statement. Statements contained in the Prospectus and this SAI as to the material terms of any contract or other document referred to are qualified by reference to the copy of such contract or other document filed as an exhibit to the Registration Statement. A copy of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC.

APPENDIX A

DESCRIPTION OF RATINGS1

The ratings of Moody’s Investors Service, Inc. (“Moody’s”), S&P Global Ratings and Fitch Ratings represent their opinions as to the quality of various debt obligations. It should be emphasized, however, that ratings are not absolute standards of quality. Consequently, debt obligations with the same maturity, coupon and rating may have different yields while debt obligations of the same maturity and coupon with different ratings may have the same yield. As described by the rating agencies, ratings are generally given to securities at the time of issuances. While the rating agencies may from time to time revise such ratings, they undertake no obligation to do so.

Moody’s Global Rating Scales:

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Moody’s defines credit risk as the risk that an entity may not meet its contractual financial obligations as they come due and any estimated financial loss in the event of default or impairment. The contractual financial obligations1 addressed by Moody’s ratings are those that call for, without regard to enforceability, the payment of an ascertainable amount, which may vary based upon standard sources of variation (e.g., floating interest rates), by an ascertainable date. Moody’s rating addresses the issuer’s ability to obtain cash sufficient to service the obligation, and its willingness to pay.2 Moody’s ratings do not address non-standard sources of variation in the amount of the principal obligation (e.g., equity indexed), absent an express statement to the contrary in a press release accompanying an initial rating.3 Long-term ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Short-term ratings are assigned for obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.4,5

Moody’s issues ratings at the issuer level and instrument level on both the long-term scale and the short-term scale. Typically, ratings are made publicly available although private and unpublished ratings may also be assigned.6

Moody’s differentiates structured finance ratings from fundamental ratings (i.e., ratings on nonfinancial corporate, financial institution, and public sector entities) on the global long-term scale by adding (sf) to all structured finance ratings.7 The addition of (sf) to structured finance ratings should eliminate any presumption that such ratings and fundamental ratings at the same letter grade level will behave the same. The (sf) indicator for structured finance security ratings indicates that otherwise similarly rated structured finance and fundamental securities may have different risk characteristics. Through its current methodologies, however, Moody’s aspires to achieve broad expected equivalence in structured finance and fundamental rating performance when measured over a long period of time.

[1]	In the case of impairments, there can be a financial loss even when contractual obligations are met.

[2]	In some cases the relevant credit risk relates to a third party, in addition to, or instead of the issuer. Examples include credit-linked notes and guaranteed obligations.

[3]	Because the number of possible features or structures is limited only by the creativity of issuers, Moody’s cannot comprehensively catalogue all the types of non-standard variation affecting financial obligations, but examples include indexed values, equity values and cash flows, prepayment penalties, and an obligation to pay an amount that is not ascertainable at the inception of the transaction.

[4]	For certain preferred stock and hybrid securities in which payment default events are either not defined or do not match investors’ expectations for timely payment, long-term and short-term ratings reflect the likelihood of impairment and financial loss in the event of impairment.

[5]	Debts held on the balance sheets of official sector institutions – which include supranational institutions, central banks and certain government-owned or controlled banks - may not always be treated the same as debts held by private investors and lenders. When it is known that an obligation is held by official sector institutions as well as other investors, a rating (short-term and long-term) assigned to that obligation reflects only the credit risks faced by non-official sector investors.

[6]	For information on how to obtain a Moody’s credit rating, including private and unpublished credit ratings, please see Moody’s Investors Service Products.

[7]	Like other global scale ratings, (sf) ratings reflect both the likelihood of a default and the expected loss suffered in the event of default. Ratings are assigned based on a rating committee’s assessment of a security’s expected loss rate (default probability multiplied by expected loss severity), and may be subject to the constraint that the final expected loss rating assigned would not be more than a certain number of notches, typically three to five notches, above the rating that would be assigned based on an assessment of default probability alone. The magnitude of this constraint may vary with the level of the rating, the seasoning of the transaction, and the uncertainty around the assessments of expected loss and probability of default.

Description of Moody’s Global Long-Term Rating Scale:

Aaa: Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa: Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A: Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.

Baa: Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba: Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B: Obligations rated B are considered speculative and are subject to high credit risk.

Caa: Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca: Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C: Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.*

*	By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

Description of Moody’s Global Short-Term Rating Scale:

P-1: Ratings of Prime-1 reflect a superior ability to repay short-term obligations.

P-2: Ratings of Prime-2 reflect a strong ability to repay short-term obligations.

P-3: Ratings of Prime-3 reflect an acceptable ability to repay short-term obligations.

NP: Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Description of S&P Global Ratings’ Long-Term Issue Credit Ratings:

Long-Term Issue Credit Ratings are based, in varying degrees, on S&P Global Ratings’ analysis of the following considerations:

•	The likelihood of payment--the capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation;

•	The nature and provisions of the financial obligation, and the promise we impute; and

•	The protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

An issue rating is an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA - An obligation rated “AAA” has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

AA - An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

A - An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitments on the obligation is still strong.

BBB - An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor's capacity to meet its financial commitments on the obligation.

BB, B, CCC, CC, and C - Obligations rated “BB”, “B”, “CCC”, “CC”, and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

BB - An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor's inadequate capacity to meet its financial commitments on the obligation.

B - An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments on the obligation.

CCC - An obligation rated “CCC” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

CC - An obligation rated “CC” is currently highly vulnerable to nonpayment. The “CC” rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C - An obligation rated “C” is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

D - An obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

*	Ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

Description of S&P Global Ratings’ Short-Term Issue Credit Ratings:

A-1 - A short-term obligation rated “A-1” is rated in the highest category by S&P Global Ratings. The obligor's capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitments on these obligations is extremely strong.

A-2 - A short-term obligation rated “A-2” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitments on the obligation is satisfactory.

A-3 - A short-term obligation rated “A-3” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor's capacity to meet its financial commitments on the obligation.

B - A short-term obligation rated “B” is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor's inadequate capacity to meet its financial commitments.

C - A short-term obligation rated “C” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

D - A short-term obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

Description of S&P Global Ratings’ Dual Ratings:

Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, “AAA/A-1+” or “A-1+/A-1”). With U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, “SP-1+/A-1+”).

Description of S&P Global Ratings’ Active Qualifiers (Currently applied and/or outstanding):

S&P Global Ratings uses the following qualifiers that limit the scope of a rating. The structure of the transaction can require the use of a qualifier such as a “p” qualifier, which indicates the rating addresses the principal portion of the obligation only. A qualifier appears as a suffix and is part of the rating.

Federal deposit insurance limit: “L” qualifier. Ratings qualified with “L” apply only to amounts invested up to federal deposit insurance limits.

Principal: “p” qualifier. This suffix is used for issues in which the credit factors, the terms, or both that determine the likelihood of receipt of payment of principal are different from the credit factors, terms, or both that determine the likelihood of receipt of interest on the obligation. The “p” suffix indicates that the rating addresses the principal portion of the obligation only and that the interest is not rated.

Preliminary ratings: “prelim” qualifier. Preliminary ratings, with the “prelim” suffix, may be assigned to obligors or obligations, including financial programs, in the circumstances described below. Assignment of a final rating is conditional on the receipt by S&P Global Ratings of appropriate documentation. S&P Global Ratings reserves the right not to issue a final rating. Moreover, if a final rating is issued, it may differ from the preliminary rating. Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions. Preliminary ratings may be assigned to obligations that will likely be issued upon the obligor's emergence from bankruptcy or similar reorganization, based on late-stage reorganization plans, documentation, and discussions with the obligor. Preliminary ratings may also be assigned to the obligors. These ratings consider the anticipated general credit quality of the reorganized or post-bankruptcy issuer as well as attributes of the anticipated obligation(s). Preliminary ratings may be assigned to entities that are being formed or that are in the process of being independently established when, in S&P Global Ratings' opinion, documentation is close to final. Preliminary ratings may also be assigned to the obligations of these entities. Preliminary ratings may be assigned when a previously unrated entity is undergoing a well-formulated restructuring, recapitalization, significant financing, or other transformative event, generally at the point that investor or lender commitments are invited. The preliminary rating may be assigned to the entity and to its proposed obligation(s). These preliminary ratings consider the anticipated general credit quality of the obligor, as well as attributes of the anticipated obligation(s), assuming successful completion of the transformative event. Should the transformative event not occur, S&P Global Ratings would likely withdraw these preliminary ratings. A preliminary recovery rating may be assigned to an obligation that has a preliminary issue credit rating.

Termination structures: “t” qualifier. This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.

Counterparty instrument rating: “cir” qualifier. This symbol indicates a counterparty instrument rating (CIR), which is a forward-looking opinion about the creditworthiness of an issuer in a securitization structure with respect to a specific financial obligation to a counterparty (including interest rate swaps, currency swaps, and liquidity facilities). The CIR is determined on an ultimate payment basis; these opinions do not take into account timeliness of payment.

APPENDIX B

CITY NATIONAL ROCHDALE

SUMMARY OF PROXY VOTING POLICY

The Board has a fiduciary duty to act in the best long-term interest of the Fund’s shareholders. The Board is required to retain an adviser to manage the portfolio. The federal securities laws do not specifically address how an adviser must exercise its proxy voting authority for clients.

Under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), however, an adviser is a fiduciary that owes each of its clients duties of care and loyalty with respect to all services undertaken on the client’s behalf, including proxy voting. Rule 206(4)-6 of the Advisers Act requires that an adviser that exercises voting authority to adopt and implement written policies and procedures reasonably designed to ensure that the adviser votes proxies in the best interest of its clients and does not subrogate the client’s interests to its own.

It is possible that in voting proxies, a number of conflicts may arise. While it is not possible to anticipate all instances of potential conflict, the standard is clear. An overriding goal of these policies and procedures is to reasonably ensure that material conflicts are addressed in a timely manner.

POLICY

Voting of Fund Portfolio Securities. The Board of Trustees (the “Board”) has adopted policies and procedures with respect to voting proxies relating to portfolio securities held by the Fund, pursuant to which the Board has delegated the responsibility for voting such proxies to the Adviser as a part of the Adviser’s general management of the Fund, subject to the Board’s continuing oversight. Please refer to the Adviser’s Proxy Voting Policy for additional information.

The delegation by the Board of the authority to vote proxies relating to portfolio securities of the Funds may be revoked by the Board, in whole or in part, at any time.

The Adviser acts as a fiduciary of the Fund and must vote proxies in a manner consistent with the best interests of the Fund and its shareholders. The Adviser will primarily vote proxies in conformity with the recommendations of a disinterested third party. The Adviser has adopted the proxy voting guidelines of Glass Lewis & Co. (“Glass Lewis”), a third-party service provider that provides recommendations for proxy votes based on its guidelines, with no input from the Adviser. If Glass Lewis has not provided a recommendation with respect to a proxy vote, the Adviser will abstain with respect to that proposal. If Glass Lewis has not provided a recommendation with respect to a proxy vote and there is no option to abstain, the Adviser must determine, in consultation with Fund counsel when necessary, what actions to take (if any) with respect to such proxy. The Adviser has engaged Broadridge Financial Solutions, Inc. (“Broadridge”), a third-party service provider, to vote proxies with respect to equity securities held by the Fund, on behalf of the Adviser, through Broadridge’s ProxyEdge electronic voting solution and in accordance with Glass Lewis’ guidelines.

The Adviser’s Proxy Voting Committee is responsible for the implementation and monitoring of the Adviser’s proxy voting policy and disclosures.

CNR reserves the right to withdraw any proxy from ProxyEdge and vote the proxy itself if the Proxy Voting Committee determines that (i) no material conflict of interest exists, and (ii) doing so would be in the best interests of the applicable Fund(s). The Proxy Voting Committee will determine how to vote such a proxy, and written records memorializing the determination to withdraw a proxy from ProxyEdge and the basis for CNR’s voting decision will be maintained by the Proxy Voting Committee.

The Fund may from time to time invest in other investment companies (each, an “Acquired Fund”), including Cash Sweep Funds, in reliance on an exemption in Section 12(d)(1)(F) of the ICA. Such investments are subject to conditions in Section 12(d)(1)(F) and to the Fund’s Policy and Procedures for Section 12(d)(1). To the extent that the Fund relies on Section 12(d)(1)(F), the Fund will vote the shares held by it in the Acquired Fund in the same proportion as the vote of all other shareholders of the Acquired Fund.

The Fund shall file an annual report of each proxy voted with respect to portfolio securities of the Fund during the twelve-month period ended June 30 on SEC Form N-PX not later than August 31 of each year. Form N-PX must be signed by the Fund, and on behalf of the Fund, by the Fund’s principal executive officer. CNR has engaged Broadridge to complete and transmit the Form N-PX EDGAR filings to the SEC.

The Funds are required to include in its Annual and Semi-Annual Reports to shareholders a brief statement, in plain English, that certain additional Fund information, including proxy voting information, is available on the Funds’ website.

Fund proxy voting information will be delivered within 3 business days of receipt of a request by a shareholder. The Adviser will, if not inconvenient for the shareholder, deliver this information to the shareholder through electronic means. If a shareholder prefers a hard copy, the Adviser will send the Fund proxy voting information by first-class mail, within 3 business days of receipt of a request by a shareholder.

The Funds shall include in their Form N-2 registration statement:

·       A description of this policy and of the policies and procedures used by the Adviser (if it has retained the authority to vote proxies on behalf of any Fund), and by each Sub-Adviser with authority to vote proxies on behalf of any Fund that receives proxies relating to its portfolio holdings to determine how to vote proxies relating to portfolio securities; and

·       A statement of information regarding how the Fund(s) voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is publicly available, upon request, without charge, and also on the Fund’s website, citynationalrochdalefunds.com.

Voting of Fund Shares Held in Managed Accounts. For managed accounts over which the Adviser has proxy voting authority and which hold Fund shares, the Adviser has delegated authority for voting Fund proxies to Glass Lewis. The Adviser will not reassume proxy voting authority with respect to any Fund shares or otherwise direct the vote of those shares.

ROLES AND RESPONSIBILITIES

The Adviser has the responsibility for voting proxies relating to portfolio securities held by the Fund, as part of the Adviser’s general management of the Fund, subject to the Board’s continuing oversight. If the responsibility for voting proxies is delegated to a Sub-Adviser, then the Sub-Adviser shall assume the proxy voting duty.

The Proxy Voting Committee is responsible for ensuring that periodic testing is in place to confirm compliance with this policy. The Proxy Voting Committee will review, at least annually, a sample of Glass Lewis’ voting records to verify that proxy votes were cast in accordance with the Adviser’s guidelines. Using these results and other information provided by the Adviser, the Adviser presents a report to the Board on an annual basis regarding the effectiveness of the proxy voting procedure.

It shall be the responsibility of the Adviser to ensure that the Fund is in compliance with this policy. If the Fund is relying on an exception, the Fund Administrator is responsible for (i) confirming that the applicable exception is available and (ii) for so long as the Fund invests in excess of the Section 12(d)(1) Limits in reliance on the exception, monitor that the applicable conditions are satisfied.

The Adviser is responsible for monitoring the percentage ownership of a Fund's investment in the voting securities of an unregistered Cash Sweep Fund.

The Fund Administrator shall also be responsible for including in a Fund's registration statement the information required to be provided in the Prospectus fee table related to the expenses associated with the Fund's investments in other investment companies.

The Board has the responsibility to oversee the Adviser’s voting of proxies.

City National Rochdale Funds Board Reporting

a.       At least annually, the Adviser and any Sub-Adviser with authority to vote proxies on behalf of the Fund for which the Adviser has oversight shall present to the Fund’s Board its policies, procedures and guidelines for voting proxies. In lieu of such an annual report, the Adviser and each Sub-Adviser may indicate that it has made no material changes to any of these documents. The Adviser and each Sub-Adviser shall notify the Trustees promptly of material changes to any of these documents.

b.       At least annually, the Adviser and each Sub-Adviser shall provide to the Board a summary record of all proxies voted with respect to portfolio securities of such Fund during the year, which summary may be a statistical report that details the categories and quantities of items voted, but does not identify each issuer. With respect to those proxies that the Adviser or a Sub-Adviser has identified as involving a conflict of interest, the Adviser or the Sub-Adviser shall submit a separate report indicating the nature of the conflict of interest and how that conflict was resolved with respect to the voting of the proxy.

If Sub-Advisers are responsible for voting proxies, then the CCO, or his or her designee, will confirm with each Sub-Adviser that all proxies for each quarter-end have been voted in accordance with the Sub-Adviser’s policies, procedures and guidelines.

GLASS LEWIS PROXY POLICY

Except for conflicts, and as also may be noted in the CNR proxy policies, CNR has adopted the Glass Lewis Policy Guidelines (the “Guidelines”), which have been incorporated into CNR’s proxy policies. The Guidelines are designed to maximize returns for investment managers by voting in a manner consistent with such managers’ active investment decision-making. The Guidelines, as updated from time to time, can be found at GlassLewis.com, or copy and paste the following link into your browser: https://resources.glasslewis.com/hubfs/2025%20Guidelines/2025%20US%20Benchmark%20Policy%20Guidelines.pdf

City National Rochdale Oversight

a.       Glass Lewis’ Voting Guidelines will be reviewed by the Proxy Voting Committee annually, with oversight from the National Fiduciary Investment Committee.

Recordkeeping – The following items will be maintained in accordance with the five year retention requirement as follows:

a.       Proxy voting procedures and policies, and all amendments, will be maintained by the Adviser’s Chief Compliance Officer;

b.       Broadridge will maintain a record of each vote cast on behalf of the securities held by the client (Fund). The Adviser has obtained an undertaking from Broadridge to provide such information promptly upon request.

c.       A record of all client requests for proxy voting information and the subsequent responses will be maintained by the Adviser.

d.       Records memorializing the determination to withdraw a vote from Glass Lewis and the basis for the Adviser’s voting decision will be maintained by the Proxy Voting Committee a copy of which will be provided to the Adviser’s Chief Compliance Officer.

Proxy Voting Disclosure

For purposes of the Trust’s registration statement disclosure on Form N-2, the Adviser and each Sub-Adviser (if applicable) shall provide the Trust with a description of its policies and procedures to determine how to vote proxies relating to portfolio securities for which it has authority to vote proxies on behalf of the Fund.

CNR-SX-012-0900

PART C - OTHER INFORMATION

Item 25.	Financial statements and exhibits

(1) Financial statements

The Registrant’s audited Financial Highlights are included in Part A of this Registration Statement in the section entitled “Financial Highlights.”

The Registrant’s Financial Statements, including the notes thereto, and the report of Cohen & Company, Ltd. thereon, as included in the Registrant’s annual report for the fiscal year ended January 31, 2025, are incorporated by reference into Part B of this Registration Statement in the section entitled “Financial Statements.”

(2) Exhibits

(a)(1)	Certificate of Trust, dated December 1, 2016.(1)

(a)(2)	Certificate of Amendment of the Certificate of Trust, dated February 22, 2017.(2)

(a)(3)	Amended and Restated Agreement and Declaration of Trust, dated February 22, 2017.(2)

(b)	Amended and Restated By-Laws, dated February 22, 2017.(2)

(c)	Not applicable.

(d)	See portions of the Certificate of Trust and By-Laws of the Registrant defining the rights of holders of shares of common stock of the Registrant.

(e)	Not applicable

(f)	Not applicable.

(g)	Investment Advisory Agreement between the Registrant and City National Rochdale, LLC.(3)

(h)	Distribution Agreement between the Registrant and SEI Investments Distribution Co.(2)

(i)	Not applicable.

(j)	Custody Agreement between the Registrant and U.S. Bank, N.A.(2)

(k)(1)	Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Global Fund Services, LLC (formerly, U.S. Bancorp Fund Services, LLC).(2)

(k)(2)	Administration Agreement between the Registrant and SEI Investments Global Funds Services.(2)

(k)(2)(i)	Form of Letter Amendment to Administration Agreement dated October 10, 2018.(7)

(k)(2)(ii)	Amendment No. 1 dated August 25, 2022, to the Amended and Restated Administration Agreement dated March 20, 2017, between the Registrant and SEI Investments Global Funds Services. (8)

(k)(3)	Indemnification Agreement between the Registrant and the Trustees of the Registrant.(5)

(k)(4)	Shareholder Services Agreement between the Registrant and City National Rochdale, LLC.(3)

(k)(5)	Expense Limitation and Reimbursement Agreement.(3)

(l)(1)	Opinion and consent of counsel as to the legality of shares.(3)

(l)(2)	Form of opinion as to the tax treatment of the Registrant.(4)

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm.(9)

(o)	Not applicable.

(p)	Agreement for providing initial capital.(3)

(q)	Not applicable.

(r)	Code of Ethics of the Registrant, City National Rochdale, LLC and City National Rochdale Funds. (8)

(s)	Power of Attorney for Trustees of the Registrant, dated November 21, 2024. (9)

(1)	Incorporated herein by reference to the Registrant’s Registration Statement on Form N-2, File Nos. 811-23217 and 333-214903, as filed with the Commission on December 5, 2016.

(2)	Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, File Nos. 811-23217 and 333-214903, as filed with the Commission on May 12, 2017.

(3)	Incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, File Nos. 811-23217 and 333-214903, as filed with the Commission on June 14, 2017.

(4)	Incorporated herein by reference to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, File Nos. 811-23217 and 333-214903, as filed with the Commission on June 21, 2017.

(5)	Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File Nos. 811-23217 and 333-214903, as filed with the Commission on May 31, 2018.

(6)	Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, File Nos. 811-23217 and 333-214903, as filed with the Commission on May 29, 2020.

(7)	Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2, File Nos. 811-23217 and 333-214903, as filed with the Commission on May 27, 2022.

(8)	Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-2, File Nos. 811-23217 and 333-214903, as filed with the Commission on May 31, 2023.

(9)	Filed herewith.

Item 26.	Marketing arrangements

Reference is made to the Distribution Agreement incorporated by reference to the Registrant’s Registration Statement on Form N-2, File Nos. 811-23217 and 333-214903, as filed with the Commission on May 12, 2017.

Item 27.	Other expenses of issuance and distribution

Not Applicable

Item 28.	Persons controlled by or under common control with registrant

None

Item 29.	Number of holders of securities

The following table sets forth the approximate number of record holders of the Registrant’s common stock as of May 1, 2025.

Title of Class	Number of Record Holders
Common stock	44

Item 30.	Indemnification

The Registrant’s Amended and Restated Agreement and Declaration of Trust, incorporated hereto by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees, officers, employees and other “Covered Persons” (including their respective heirs, assigns, successors or other legal representatives) to the fullest extent permitted by law, including advancement of payments of all expenses incurred in connection with the preparation and presentation of any defense (subject to repayment obligations in certain circumstances).

The Registrant has also entered into Indemnification Agreements with each of its Trustees which provide that the Registrant shall advance expenses and indemnify and hold harmless each Trustee in certain circumstances against any expenses incurred by a trustee in any proceeding arising out of or in connection with the Trustee’s service to the Registrant, to the maximum extent permitted by the Delaware Statutory Trust Act, the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act, and which provide for certain procedures in connection with such advancement of expenses and indemnification.

The Registrant’s Trustees and officers are expected to be insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

Further, the Investment Advisory Agreement between the Registrant and City National Rochdale, LLC, incorporated hereto by reference, is expected to contain provisions limiting the liability, and providing for indemnification, of SRAM and its personnel under certain circumstances.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and other connections of adviser

City National Rochdale, LLC (“CNR”), is a subsidiary of City National Bank (“CNB”). CNR and CNB are wholly-owned subsidiaries of RBC USA Holdco Corporation, which is a wholly-owned indirect subsidiary of Royal Bank of Canada. In addition to serving as the investment adviser to the Registrant, CNR provides other institutional advisory services and provides investment consulting services to institutions. CNR’s main office is at 400 Park Avenue, New York, New York 10022. Information as to the officers and directors of CNR is included in its current Form ADV (File No. 801-27265) filed with the Securities and Exchange Commission.

Item 32.	Locations of accounts and records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act and the rules thereunder are maintained at the offices of the Registrant, City National Rochdale Select Strategies Fund, located at 400 Park Avenue, New York, New York 10022.

Item 33.	Management services

Not applicable.

Item 34.	Undertakings

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	To reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

b.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

c.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.	Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a Registration Statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a Registration Statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

e.	That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2)	The portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Not applicable.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beverly Hills, the State of California, on the 30th day of May, 2025.

CITY NATIONAL ROCHDALE SELECT STRATEGIES FUND

By:	/s/ Gregg Giaquinto
	Name:	Gregg Giaquinto
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on May 30, 2025.

Signature	Title

/s/ Gregg Giaquinto	President and Chief Executive Officer
Gregg Giaquinto

/s/ Andrew Metzger	Treasurer (Principal Financial and Accounting Officer, and Controller)
Andrew Metzger

/s/ James R. Wolford*	Trustee
James R. Wolford

/s/ Daniel A. Hanwacker*	Trustee
Daniel A. Hanwacker

/s/ Jay C. Nadel*	Trustee
Jay C. Nadel

/s/ Jon C. Hunt*	Trustee
Jon C. Hunt

/s/ Julie Miller*	Trustee
Julie Miller

/s/ Shelley Simms*	Trustee
Shelley Simms

*By:	/s/ Gregg Giaquinto
Gregg Giaquinto, Attorney-in-Fact, pursuant to Power of Attorney

EXHIBIT INDEX

Exhibit Number	Exhibit
(n)	Consent of Independent Registered Public Accounting Firm
(s)	Power of Attorney for Trustees of the Registrant, dated November 21, 2024